2026

NOTICE OF ANNUAL MEETING
# of Shareowners and
Proxy Statement

2025 ANNUAL REPORT ON FORM 10-K



Thursday, May 7, 2026 | 8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2026

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 19, 2026



Dear Fellow Shareowners,

In 2025, UPS took decisive steps to strengthen revenue quality while reconfiguring our network to deliver differentiated logistics capabilities. We also navigated a rapidly evolving macro landscape, marked by shifts in global trade policies and increasing geopolitical uncertainty. Our actions position UPS for sustained long-term growth and value creation for our shareowners.

To that end, here are some highlights for the full year 2025:

- Delivered $3.5 billion in planned savings through network reconfiguration and our *Efficiency Reimagined* initiatives, reaching our Amazon volume reduction target of approximately one million pieces per day[1]. As part of this effort, we streamlined our U.S. footprint by closing 93 buildings and deploying automation in 57 facilities.

- Delivered industry-leading service, providing the best average on-time performance during peak season of any carrier in the U.S. over the last eight years[2].

- Maintained discipline on revenue quality and product mix, driving 7.1% U.S. revenue-per-piece growth year over year.

- Shifted our U.S. mix toward premium volume, increasing small and medium-sized business (SMB) penetration to 31.8% and growing business-to-business (B2B) volume to 42.3% of total U.S. volume.

- Grew revenue from DAP, our Digital Access Program, by 25% year over year, reaching $4.1 billion globally.

- Expanded our U.S. non-GAAP adjusted operating margin[*] by 20 basis points, despite an average daily volume decline of 8.6%.

- Completed the acquisitions of FrigoTrans and Andlauer Healthcare Group, further expanding our healthcare cold chain capabilities. In 2025, our global healthcare portfolio generated $11.2 billion in revenue, advancing our goal to become the world's leading complex healthcare logistics provider.

- Grew revenue in our UPS Digital business, which includes Roadie and Happy Returns, by 24% year over year.

- Deployed Smart Package Smart Facility, our RFID labeling solution, to 5,500 UPS Store locations and completed installing RFID readers in all U.S. package cars.

- Generated $88.7 billion in consolidated revenue with a non-GAAP adjusted operating margin of 9.8%[*].

- Maintained disciplined capital allocation, generating $8.5 billion in cash from operations and returning $6.4 billion to shareowners in the form of dividends and share repurchases.

---

[1] Savings calculated on the year-over-year change in volume from this customer, taking into account the impact of certain additional volume we have elected to serve.

[2] Based on a review by ShipMatrix of on-time delivery rates for UPS, FedEx and the United States Postal Service during select weeks in November and/or December from 2018-2025. Includes a mix of express and deferred shipments.

[*] See reconciliation of Non-GAAP financial measures on page A1.

Being **Customer First** means configuring our network and capabilities around what matters most to our customers: speed, ease and reliability. While UPS is best known for small package delivery, we are expanding far beyond that foundation. Our RFID labeling solution improves end-to-end visibility and inventory management for high-value and time-sensitive shipments. Our healthcare cold-chain capabilities are designed to keep temperature-sensitive products safe, compliant and delivered on time. DAP integrates UPS shipping into the marketplaces and e-commerce platforms SMBs already use. Solutions like Roadie and Happy Returns extend our digital ecosystem with same-day delivery and frictionless box-free and label-free returns.

Innovation is also central to how we operate. Automation and AI power our integrated network, driver dispatching, pricing and customer support. In 2025, we expanded AI usage to manage a more than 300% increase in our customs brokerage filings resulting from evolving global trade policies. By year end we were processing more than 90% of all cross-border transactions digitally.

Looking ahead, we are building on our momentum as we complete the Amazon volume glide down and further advance our network reconfiguration efforts. By the end of June 2026, we will reach an inflection point - emerging with a smaller, more automated network, purpose-built to support premium volume growth. Our 2026 second half performance will better reflect our go-forward financial performance, with a focus on top-line growth and operating margin expansion.

Our strategy is not about shrinking UPS. It is about growing in the most attractive parts of the market including enterprise, SMB, B2B, healthcare, and international. It is about delivering differentiated value to our customers, improving long-term profitability, and delivering value for our shareowners through disciplined capital allocation.

As we approach our Annual Meeting in May, I encourage all shareowners to vote your shares. This is your opportunity to share your views with us. We listen carefully and incorporate your feedback as we work to grow our business, strengthen governance and create long-term shareowner value. If you have any questions or comments, please contact us at 404-828-6059.

We are moving our world forward by delivering what matters. None of our achievements would be possible without the dedication and hard work of UPSers around the globe. Their commitment was tested last November after the tragic accident of UPS Flight 2976. As we mourn the three UPSers and twelve civilians who lost their lives, I remain deeply grateful for the strength, compassion and unwavering service of our **People**. Their resilience honors the memory of those we lost and reflects the very best of who we are.

Thank you for your support.

Carol B. Tomé
Chief Executive Officer



Notice of 2026 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 7, 2026
8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2026

Table of Contents

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 19, 2026



Dear Fellow Shareowners,

It is my pleasure to invite you to attend the 2026 UPS Annual Meeting of Shareowners. I encourage all my fellow shareowners to participate and vote. 2025 was a pivotal year, as UPS launched one of our most significant strategic shifts in Company history - reducing non-value volume from our largest customer to free up capacity for high-value growth elsewhere. This decision wasn't made lightly, nor for the short-term, but rather for long-term value creation. While the Company successfully navigated through this strategic pivot, 2025 brought unexpected trade disruptions, rising geopolitical tensions and changing industry dynamics. Further, in November our Company experienced a tragic airplane accident, which resulted in the loss of 15 lives, including three of our pilots. Our thoughts and prayers are with the families and friends of those who were impacted.

In the face of these challenges, our focus remained on our customers, our shareowners and our people. For our customers, in 2025, we reported the best on-time delivery of any carrier for the eighth year in a row. And for our shareowners, we were pleased to report a return of $6.4 billion through dividends and share repurchases.

Your board also continues to evolve. In 2025, we welcomed two valuable additions as members, Kevin Clark, CEO of Aptiv PLC, and John Morikis, former CEO of The Sherwin-Williams Company. And we thank Kate Johnson for her service, as she departs the board in May to focus on her other professional responsibilities. Kate provided significant strategic experience and technical acumen in the boardroom. Kate and her contributions will be missed. We also want to congratulate Kevin Warsh. The President of the United States has nominated Kevin to serve as Chairman of the Board of Governors of the United States Federal Reserve System. Kevin has informed UPS that if he is confirmed into this position, he will step down from the Board. For over 13 years, Kevin has been an invaluable member of the board, providing financial markets expertise, global economic insights and sound judgment.

Thanks to the hard work of dedicated UPS employees, the Company achieved several other successes in 2025, including being recognized as the world's most valuable logistics brand for the eleventh year in a row. The Company also completed and has been integrating strategic acquisitions in the key international healthcare logistics space. These acquisitions support the Company's overall strategy to grow in premium segments, especially internationally. UPS also expanded its important small- and medium-sized business customer volume.

Despite this progress, the Company's share price performance has been disappointing. The board and management remain highly focused on the significant work to be done to create sustained value. Executing on our strategy will continue to require hard decisions. We remain committed to delivering long-term value through network optimization, investing to drive growth in key areas, including the premium and complex logistics markets, healthcare, international and small- and medium-sized businesses, and continuing to deliver industry-leading service.

As Chair of the Board, I am honored to serve for an additional year, helping to keep the board and management highly engaged and focused on creating long-term value. On behalf of the entire Board of Directors, thank you for your continued support. As we approach the Annual Meeting, please contact us with any questions or feedback at 404-828-6059 or investor@ups.com.

Bill Johnson

William Johnson
UPS Board Chair



Notice of Annual Meeting

UNITED PARCEL SERVICE, INC.
55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

Date and Time: May 7, 2026, 8:00 a.m. Eastern Time.

Place: The United Parcel Service, Inc. Annual Meeting of Shareowners will be held online via webcast at www.virtualshareholdermeeting.com/UPS2026.

Record Date: March 9, 2026.

Distribution Date: A Notice of Internet Availability of Proxy Materials, or the Proxy Statement, is first being sent to shareowners on March 19, 2026.

Voting: Your vote is important. Holders of class A common stock are entitled to 10 votes per share on each matter to be acted upon; holders of class B common stock are entitled to one vote per share on each matter to be acted upon.

Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials, voting instruction form and/or proxy card. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting.

Attending the Meeting: You or your proxy holder can participate, vote and ask questions at the meeting by visiting www.virtualshareholdermeeting.com/UPS2026 and using your 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

Shareowners who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability of Proxy Materials and may need to request a legal proxy from their bank, broker or other nominee in advance of the meeting in order to participate. For more information, see page 94.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 7, 2026: The Proxy Statement and our 2025 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

By order of the Board of Directors

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 19, 2026

Items of Business

UNITED PARCEL SERVICE, INC.
2026 Annual Meeting of Shareowners

	Voting Choices	Board Voting Recommendations	Page
Company Proposals:			
1. Elect the 12 director nominees named in the Proxy Statement to serve until the 2027 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	**FOR EACH NOMINEE**	**22**
2. Advisory vote to approve named executive officer compensation	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	**FOR**	**68**
3. Approve the 2026 Omnibus Incentive Compensation Plan	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	**FOR**	**69**
4. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026	• Vote for ratification • Vote against ratification • Abstain from voting on the proposal	**FOR**	**82**
Shareowner Proposals:			
5. - 7. Advisory votes on 3 shareowner proposals, only if properly presented	• Vote for each proposal • Vote against each proposal • Abstain from voting on one or more proposals	**AGAINST EACH PROPOSAL**	**85**



Proxy Statement

UNITED PARCEL SERVICE, INC.

55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about the 2026 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held via webcast on May 7, 2026, at 8:00 a.m. Eastern Time, at www.virtualshareholdermeeting.com/UPS2026. Shareowners can participate, ask questions and vote during the meeting through this website.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to the completion of voting at the Annual Meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 9, 2026 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the Annual Meeting). We are first distributing this Proxy Statement to shareowners on March 19, 2026.

Proxy Statement Summary

The following summary highlights key information contained elsewhere in this Proxy Statement.

Corporate Governance

The board is deeply committed to effective governance, fostering open dialogue, holding itself accountable and constructively challenging management to facilitate the Company's long-term success. Some of our key governance policies and practices include:

- An **independent board** and an **independent, highly experienced Board Chair**;
- A **highly engaged board**, with an appropriate mix of relevant skills, experience and backgrounds;
- **Executive sessions** of **independent directors** at each regular board meeting;
- **Annual elections** for all directors; **majority voting** in uncontested director elections;
- **Active board participation** in the **strategic planning** process, including an in-depth annual strategy review and ongoing strategic oversight throughout the year;
- **Board committees** consisting entirely **of independent directors**;
- **Regular evaluations of governance policies and practices**, making changes when appropriate; for example, the board recently delegated **AI risk oversight responsibilities** to the Risk Committee;
- Proactive **engagement with stakeholders** on operational, strategic, financial and other relevant matters; during this proxy season management contacted holders of over 47% of our class B common stock to discuss environmental sustainability, corporate governance, executive compensation and human capital matters;
- **Annual** board and committee **self-evaluations**, including one-on-one director discussions with the independent Board Chair;
- Comprehensive **director orientation** program;
- Robust **stock ownership guidelines of eight times annual salary** for the CEO, **five times annual salary** for other executive officers and **five times the annual retainer** for directors; and
- **Restrictions on** executive officers and directors **hedging or pledging** their ownership in UPS stock.

2026 Director Nominees

92% Independent   ## 8 years Average tenure

Summary information about our director nominees is below. As a group, we believe our director nominees have the appropriate skills and experience to effectively oversee and constructively challenge management's execution of the Company's strategy. For more information about our director nominees, see page 22.

Name	Director Since	Principal Occupation	Committee(s)
Independent Directors			
Rodney Adkins	2013	Former Senior Vice President, IBM	– Risk (Chair) – Compensation and Human Capital – Executive
Eva Boratto	2020	Chief Financial Officer, Bath & Body Works	– Audit (Chair)
Kevin Clark	2025	Chairman and Chief Executive Officer, Aptiv	– Audit
Wayne Hewett	2020	Senior Advisor, Permira	– Audit
Angela Hwang	2020	Chief Executive Officer - Partner, Flagship Pioneering, and Chief Executive Officer, Metaphore Biotechnologies	– Audit
William Johnson[1]	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz	– Nominating and Corporate Governance (Chair) – Executive
Franck Moison	2017	Former Vice Chairman, Colgate-Palmolive	– Nominating and Corporate Governance – Risk
John Morikis	2025	Former Chairman, President and Chief Executive Officer, The Sherwin-Williams Company	– Audit
Christiana Smith Shi	2018	Former President, Direct-to-Consumer, Nike	– Compensation and Human Capital (Chair) – Risk
Russell Stokes	2020	President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace[2]	– Compensation and Human Capital – Nominating and Corporate Governance
Kevin Warsh[3]	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation and Human Capital – Nominating and Corporate Governance
Non-Independent Director			
Carol Tomé	2003	Chief Executive Officer, UPS	– Executive (Chair)

(1) Independent Board Chair.

(2) Russell has announced his intention to retire from GE Aerospace in July 2026.

(3) The President of the United States has nominated Kevin to serve as Chairman of the Board of Governors of the United States Federal Reserve System, subject to confirmation by the United States Senate. Kevin has notified UPS that if he is confirmed to that position, he will resign from the Board.

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This helps align executive decision-making with the long-term interests of our shareowners. Compensation practices that support these principles include:

- A **balanced** mix of **cash and equity**, providing retention benefits and appropriate incentives over **multiple vesting periods**;
- Performance based equity awards vesting over multiple years, furthering both **retention** and **incentive** goals;
- Periodic reviews of **incentive compensation metrics** to facilitate alignment with strategic initiatives;
- **Multiple distinct goals** for annual and long-term performance based awards, avoiding overemphasis on any one metric and mitigating excessive risk-taking;
- **Payout structures** for the annual Management Incentive Program (the "MIP") that provide visibility and clarity to participants, **and limit payout discretion**;
- Long-term Incentive Performance (the "LTIP") awards that vest over a **three-year period**;
- Stock option awards that **vest** over a **five-year period** and only provide value if our stock price increases;
- **Clawback policy** that applies to all executive officers;
- Awards that require a **double trigger** — both a change in control and a termination of employment or a failure to continue, assume or substitute the award — to accelerate vesting; and
- **No tax gross-ups** on equity awards or golden parachute excise taxes.

2025 Compensation Actions

Key 2025 compensation decisions affecting our executive officers included:

- Most **target direct compensation** was **performance-based** or considered "**at risk**" - 94% for the CEO and 86% for all other named executive officers ("NEOs") as a group, page 41;
- **Base salary increases** as a result of the annual salary review process, page 43;
- **Annual MIP awards** were earned and paid **below target**, page 44;
- Receipt of a **Restricted Stock Unit grant**, for executives other than the CEO, to assist in retaining and motivating leadership at a critical transition stage, page 48; and
- **2023** LTIP awards, which had three-year performance goals ending in 2025, were earned and paid **below target**, page 47.

Say on Pay Vote

We maintain executive compensation programs that support the long-term interests of our shareowners. We provide shareowners the opportunity to vote annually, on an advisory basis, to approve the compensation of our Named Executive Officers (the "NEOs"), as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this Proxy Statement. The board recommends you vote **FOR** the advisory vote to approve NEO compensation. For more information, see page 68.

2026 Omnibus Incentive Compensation Plan

Annual and long-term incentive compensation and equity compensation awards play an important part in our pay-for-performance philosophy. The ability to grant equity compensation awards also helps us remain competitive in retaining and attracting highly qualified employees upon whom the future growth and success of UPS depend. The 2026 Omnibus Incentive Compensation Plan (the "2026 Plan") is intended to provide UPS flexibility to motivate, attract, and retain the services of employees and directors who are expected to make contributions to our success, and to allow our employees and directors to share in our success.

If the 2026 Plan is not approved, we do not expect to have sufficient share authorization to meet our anticipated long-term equity compensation needs under our existing equity compensation plan. If the 2026 Plan is not approved, we may be compelled to increase significantly the cash component of our employee and director compensation, which may not necessarily align employee and director compensation interests with the investment interests of our shareowners. Replacing equity awards with cash also would increase cash compensation expense and use cash that might be better utilized otherwise. The board recommends you vote **FOR** the 2026 Plan. For more information, see page 69.

Ratify the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2026. The board recommends you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP. For more information, see page 82.

Shareowner Proposals

For the reasons described in this Proxy Statement, the board recommends you vote **AGAINST** the shareowner proposals. Information about these proposals starts on page 85.

Corporate Governance

The Board of Directors operates within a governance structure that promotes accountability and provides appropriate checks and balances to help create long-term value. The board's responsibilities include:

• Establishing an appropriate corporate governance structure;

• Overseeing management's development and progress towards long-term strategic goals and applicable measures of value-creation;

• Overseeing management's identification and mitigation of material risks;

• Establishing an appropriate executive compensation structure; and

• Monitoring business issues that have the potential to significantly impact the Company's long-term value.

We regularly review and update our corporate governance practices in response to the evolving needs of our business, shareowner feedback, regulatory changes and other corporate developments. Following is an overview of our corporate governance structure and processes, including key aspects of the board's functions.

Selecting Director Nominees

Maintaining a board of individuals independent of management, with the appropriate skills and experience, and of the highest personal character, integrity and ethical standards, is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee seeks to identify and nominate directors with an appropriate mix of relevant **skills, experience, perspectives and backgrounds**. Our directors' biographies beginning on page 22 highlight factors that the board considered when nominating these individuals.

Nomination Process

1. **Board Composition Review**

   The board's annual self-evaluation process helps the Nominating and Corporate Governance Committee assess **areas where additional skills, experience, perspectives or backgrounds may be desired**. The Nominating and Corporate Governance Committee also conducts regular board composition reviews.

2. **Candidate Identification**

   The Nominating and Corporate Governance Committee uses a variety of sources to identify potential candidates, including board members, members of management, independent consultants and shareowner recommendations. Prospective candidates are evaluated after taking into account feedback from consultants, management and board members, candidate background and qualification reviews, and open discussions between the Nominating and Corporate Governance Committee and the full board. This process allows for **active consideration** of potential directors with a **focus on long-term** Company strategy.

3. **Shortlisted Candidates**

   The Nominating and Corporate Governance Committee maintains a list of potential director candidates with desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each candidate is evaluated to help ensure that existing and planned future commitments would not materially interfere with expected board responsibilities.

4. **Recommendation, Nomination and Election**

   Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **Directors are elected annually**.

Result: **Since 2020, seven new independent directors have been added, including two in 2025, and as of the Annual Meeting, seven directors will have left.**

Shareowner recommended director candidates are considered on the same basis as recommendations from other sources. Shareowners can recommend a candidate by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions must contain the prospective candidate's name and a detailed description of the experience, qualifications, attributes and skills that make the individual a suitable director candidate.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure, including who should serve as Board Chair, and whether the roles of Board Chair and CEO should be separated or combined. In making this determination, the board evaluates a number of factors, including professional experience, operational responsibilities and corporate governance developments.

In October 2020, in connection with Carol Tomé's election as CEO, the board determined that it was in the best interests of the Company to separate the roles of Board Chair and CEO. Bill Johnson, who had been serving as our independent Lead Director, was appointed Board Chair.

Bill provides experienced leadership and significant value to the board. Bill has served on our board since 2009 and served as independent Lead Director from 2016 until October 2020. He has deep institutional knowledge of the Company and provides strong continuity of leadership. He devotes significant time to understanding our strategy and communicating with the CEO, and other directors, between meetings. He draws on his extensive knowledge of our business, industry, strategic priorities and competitive developments to set the board's agendas in collaboration with the CEO, and he seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints. In light of the foregoing, the importance of management's focus on the execution of the Company's strategic priorities and the need for board leadership continuity during one of our most significant strategic shifts in Company history, in February 2026 as a part of our director nomination process, the board determined it was appropriate to grant Bill a waiver from the board's mandatory retirement age of 75 so that he can continue to lead the board for an additional year.

Carol is available to all directors between meetings and meets regularly with the Board Chair, and with the directors individually and as a group, to receive feedback. Bill's collaboration with Carol allows the board to focus attention on the issues of greatest importance to the Company and its shareowners and our CEO to focus primarily on leading the Company.

Furthermore, all the members of each of the Audit Committee, the Compensation and Human Capital Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each regular board meeting, as described below.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The Board Chair determines the agenda and presides at each session. The Board Chair generally invites the CEO to join a portion of the executive session to receive feedback and when deemed appropriate otherwise. Topics covered during executive sessions include succession planning, management performance, strategic planning, shareowner considerations, board agenda topics and meeting materials, and board performance. In addition, throughout the year the Board Chair meets individually with each director to discuss issues that are important to the board and to solicit and provide further feedback.

Board and Committee Evaluations

The board's effective performance of its oversight responsibilities is critical to our long-term success and the protection of stakeholders' interests. The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors. The Board Chair frequently considers the performance of the board and the board's committees and has informal discussions about individual director contributions to the board. The Board Chair shares feedback from these discussions with the full board and with individual board members. In addition, during 2025 the Board Chair met individually with each director to discuss overall board effectiveness and performance, individual director time commitments and potential 2026 board meeting agenda items.

Annual Evaluation Process

1. **Formal Annual Evaluation**

   The Board of Directors, Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee, and Risk Committee each conduct an annual, formal self-assessment. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee self-assessments.

2. **Use of Detailed Questionnaires**

   All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the CEO, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. In addition to responding to specific questions, directors are encouraged to provide additional written feedback and make detailed anonymous comments. We engage an independent third party to administer and prepare reports on the evaluations.

3. **Reviews**

   The results of the committee self-assessments are reviewed by each committee and discussed with the full board. The Nominating and Corporate Governance Committee Chair reviews the results of committee self-assessments and discusses the responses with the chairs of the other board committees as appropriate. The Nominating and Corporate Governance Committee Chair also reviews and discusses the board evaluation results with the full board.

4. **Follow-up**

   Matters requiring follow-up are addressed by the Nominating and Corporate Governance Committee Chair or the chairs of the other committees as appropriate. In addition, throughout the year the Board Chair meets individually with each director to discuss issues that are important to board members and to solicit further feedback.

Result: Feedback from these evaluations has led to several improvements in board functionality, including changes to the format and delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices, orientation and education, engagement with management, board committee memberships, board committee charter changes, allocation of responsibilities among the board's committees and succession planning.

Board Refreshment and Succession

8 years nominee average tenure		
Newer directors (< 5 years)	■■	
Medium-tenured directors (5-10 years)	■■■■■	
Longer-tenured directors (> 10 years)	■■■■	

The Nominating and Corporate Governance Committee regularly evaluates board composition and necessary skills as our business evolves over time. We seek a balance of knowledge and experience that comes from longer-term board service with new ideas and perspectives that can come from newer directors. Since 2020, we have added seven independent directors and, as of the Annual Meeting will have had seven directors leave the board. The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by newer, medium and long-serving directors.

Board Oversight of Strategic Planning

The board's responsibilities include oversight of strategic planning. Effective oversight requires a high level of constructive engagement between management and the board. The board leverages its substantial experience and expertise and is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board on an annual basis, along with the Company's challenges, opportunities, industry dynamics, and legal, regulatory and governance developments and other significant strategic matters.

Management provides the board comprehensive updates throughout the year regarding progress on the Company's strategic plans. Management also provides regular updates regarding the achievement of the Company's financial and other goals. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance matters, risks and other developments such as sustainability, human capital, labor and customer relations, both during and outside the regular board meeting cycle.

Management Development and Succession Planning

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board and the Compensation and Human Capital Committee are regularly updated on key talent indicators for the overall workforce, including workforce recruiting, retention and training and development programs.

The board's succession planning activities are ongoing and strategic and are supported by board committees and independent third-party consultants. In addition, the CEO annually provides an assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events.

We also utilize a formal director engagement program in which directors meet with individual executive officers, visit Company operations, participate in employee events and receive in-depth subject matter updates outside of the regular board meeting process. These engagements encourage the ongoing exchange of ideas and information between directors and management, facilitate the board's oversight responsibilities, and support management development and succession planning efforts.

Risk Oversight

Board of Directors

Risk management oversight is an essential board responsibility. The board regularly discusses our most significant risks and how these risks are being managed. The Company's enterprise risk management process is designed to identify potential events that may affect the achievement of the Company's strategic objectives or have a material adverse effect on the Company. The board reviews periodic assessments from this process and participates in the Company's annual enterprise risk evaluation process. The board has delegated to its standing committees specific risk oversight responsibilities as set out below and receives regular reports from the committees on appropriate areas of risk management. As a component thereof, the Company tracks and reports significant enterprise risks by the board and its committees.

Risk Committee	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of enterprise risks, including risks associated with intellectual property, operations, privacy, technology, AI, cybersecurity and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks related to compensation policies and practices, with respect to both executive compensation and compensation generally, and considers other human capital risks.	Considers risks related to succession planning, political contributions and lobbying, environmental sustainability and stakeholder engagement matters, among others.

The Company's Chief Legal and Compliance Officer ("CLO"), Chief Digital and Technology Officer ("CDTO"), Chief Information Security Officer ("CISO"), and Vice President of Compliance and Internal Audit each meet individually with the Risk Committee on a regular basis to discuss and address relevant matters. The Chair of the Risk Committee also meets frequently with the CDTO between meetings.

The Risk Committee updates the board annually on the results of Company's enterprise risk management identification process and risk assessment results. The board provides feedback to the Company about significant enterprise risks and assesses the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee, including through regular joint meetings, to enable the Audit Committee to perform its risk-related responsibilities. The Risk Committee oversees the Company's approach to cyber risk assessment and mitigation by, among other things:

- reviewing the Company's cybersecurity insurance program;
- reviewing the Company's cybersecurity budget;
- discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs;
- being briefed on cybersecurity matters by outside experts; and
- receiving regular updates from the CISO and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments.

In 2025, the board delegated AI risk oversight responsibilities to the Risk Committee. The Audit Committee has additional risk assessment and risk oversight responsibilities, specifically with respect to financial risk assessment. The CEO, CFO, CLO and Vice President of Compliance and Internal Audit each meet individually with the Audit Committee on a regular basis.

In addition, the CLO reports directly to our CEO, providing visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk.

Stakeholder Engagement

Maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. Our management team participates in numerous investor meetings throughout the year to discuss our business, strategy and financial results. This includes in-person, telephone and webcast conferences, as well as key site visits.

In addition, we undertake an annual stakeholder outreach program to discuss progress on our environmental sustainability, human capital, executive compensation and governance initiatives. Company participants include representatives from Global Total Rewards, Human Resources, Sustainability, Legal and Investor Relations. This year we contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to understand issues of significant importance to stakeholders and to receive feedback on our practices and disclosures. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

We also proactively correspond with other key stakeholders throughout the year. We share feedback from our engagements with the board, the Compensation and Human Capital Committee, and the Nominating and Corporate Governance Committee as appropriate.



We consider the views of our shareowners and other stakeholders when evaluating our policies and practices; for example, in recent years we have:

- Accelerated and increased our environmental sustainability reporting;
- Increased disclosures around individual director skills, experience and backgrounds;
- Separated the Board Chair and CEO roles, and appointed an independent Board Chair;
- Increased disclosures around employee mental health and training;
- Expanded reporting on lobbying activities;
- Revised the Risk Committee charter to include cybersecurity and AI risk oversight responsibilities;
- Revised the Nominating and Corporate Governance Committee charter to include oversight of environmental sustainability matters and risks; and
- Revised the Compensation and Human Capital Committee charter to include oversight of performance and talent management, culture and development, and workforce retention.



The Compensation and Human Capital Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. In recent years we have:

- Updated the peer group for executive and director compensation market comparisons;
- Returned to a single, annual goal setting process for MIP awards;
- Began a reevaluation of performance metrics under our incentive compensation plans to align with long-term value creation;
- Adopted MIP payout tables, increasing clarity for participants and limiting payout discretion;
- Added relative total shareowner return as a component of our LTIP program;
- Added an individual payout cap to the MIP;
- Provided additional disclosures around the performance measures used for the MIP and LTIP plans;
- Adopted a mandatory incentive compensation clawback policy applicable to executive officers; and
- Eliminated single-trigger equity vesting following a change in control.

Political Engagement

Overview

Responsible participation in the political process is important to our success and the protection and creation of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Engagement Policy (the "policy") is summarized below and is available at www.investors.ups.com. As a component of our ongoing governance evaluation process, we recently expanded our reporting around lobbying and trade association memberships.

- The Nominating and Corporate Governance Committee oversees the policy;
- Corporate political contributions are restricted; and
- We publish semi-annual political engagement reports, described below.

Political contributions are made in a legal, ethical and transparent manner that best represents the interests of our stakeholders. Political and lobbying activities require prior approval of the UPS Public Affairs department and are subject to review (and in some cases prior approval) by the Nominating and Corporate Governance Committee.

Senior management works with the Public Affairs department on furthering our business objectives and protecting and enhancing shareowner value. The CLO reviews political and lobbying activities and regularly reports to the board and the Nominating and Corporate Governance Committee on these activities.

The Public Affairs department coordinates the Company's lobbying activities, including engagements with federal, state, and local governments. UPS is also a member of a variety of trade associations that engage in lobbying. Lobbying activities require prior approval of the Public Affairs department.

The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations that engage in lobbying to determine if our involvement is consistent with UPS business objectives and whether participation exposes the Company to excessive risk.

Lobbying activities are governed by comprehensive policies and practices designed to facilitate compliance with laws and regulations, including those relating to the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Political Activity Transparency

We publish semi-annual political engagement reports, which are reviewed and approved by the Nominating and Corporate Governance Committee. The reports provide:

- Amounts and recipients of any federal or state Company political contributions in the U.S. (if any such expenditures are made);
- The names of trade associations that received $50,000 or more in membership dues from UPS that use a portion of the payment for political contributions; and
- The names of trade associations, or other organizations that draft model legislation, that received $25,000 or more in membership dues from UPS, and the percentage of dues used for lobbying purposes.

Our most recent report is available on our Investor Relations website at www.investors.ups.com. We also publicly file a federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body, or with any covered executive branch official. This report discloses expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS. We file similar publicly available periodic reports with state agencies reflecting state lobbying activities.

Sustainability

We are a global package delivery and logistics provider. We offer a broad range of industry-leading products and services through our extensive global presence, serving over 200 countries and territories. In 2025, we delivered an average of 20.8 million packages per day, totaling 5.2 billion packages during the year.

The board considers key sustainability risks and opportunities as part of its involvement in and oversight of UPS's strategic planning. In executing its responsibilities, the board has delegated consideration of environmental sustainability matters to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee monitors the development, implementation, and progress of the Company's environmental sustainability goals and regularly reports on those matters to the board.

Authority for day-to-day management of sustainability matters has been delegated to management. Our Chief Sustainability Officer regularly reports to the Company's CEO and the Nominating and Corporate Governance Committee regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees, investors, governmental entities and other stakeholders. For additional information on board risk oversight, see page 15.

UPS provides comprehensive and transparent environmental sustainability reporting. We have published environmental sustainability-related disclosures showcasing our efforts and considerations around our investors, our customers, our employees and the communities in which we operate since our first Corporate Sustainability Report in 2003. These include disclosures under the Global Reporting Initiative ("GRI") and the CDP (formerly the Carbon Disclosure Project) frameworks, as well as an annual Social Impact Report which highlights our efforts to empower resilient, just and safe communities. These reports, and other environmental sustainability highlights, are available on our Investor Relations website at www.investors.ups.com. The GRI report describes our guiding principles and our strategy to achieve our decarbonization plans. It also includes details on how we intend to achieve our decarbonization goals, recent progress and risks and related mitigation efforts. The Company engages an independent third party that provides assurance on the GRI report. Additional material environmental sustainability related issues, including capital expenditures, are disclosed and described in our periodic filings with the SEC.

Our ability to meet our environmental sustainability goals will depend in part on significant technological advancements, many of which are outside of our control. This includes the development and availability of reliable, affordable and low emission energy solutions, including sustainable aviation fuel and alternative fuel and battery electric vehicles. There can be no assurances that our goals and strategic plans to achieve those goals will be successful, that the related costs will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, that the severity of and or the pace of negative climate-related effects will not accelerate faster than expected, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our capital expenditures or other expenses, revenue or results of operations.

Moreover, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet these goals or there is perception that we failed to meet these goals, then, in addition to regulatory and legal risks related to compliance, we could incur adverse publicity and reaction, which could adversely impact our reputation, and in turn adversely impact our results of operations.

Human Capital Management

Our success is dependent upon our people, working together with a shared purpose. As we seek to capture new opportunities and pursue growth, we are focused on maintaining the culture we have cultivated over our nearly 119-year history and incorporating the new perspectives we need to take the business into the future. To assist with employee recruitment and retention, we continuously review the competitiveness of our employee value proposition, including pay, physical- and mental-health benefits, training, talent development and advancement opportunities.

Additional detailed information on human capital management matters is contained in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC, and is contained in our GRI report, each of which is available on our Investor Relations website at www.investors.ups.com.

Oversight and Management

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital, compensation and benefits, technology initiatives impacting the workforce, physical- and mental health and safety matters, employee survey results, hiring and retention, employee demographics, labor relations and contract negotiations, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter includes oversight responsibility for performance and talent management, workplace culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Total Rewards

We seek to offer competitive compensation and benefits as part of our overall employee value proposition. In addition, our long history of employee stock ownership aligns the interests of our management team with shareowners. In the U.S., benefits available to our non-union employees include: comprehensive health insurance coverage; life insurance; short- and long-term disability coverage; paid caregiver leave; child/elder care spending accounts; work-life balance programs; an employee assistance program; and a discounted employee stock purchase plan. We invest in our people by offering a range of other benefits, such as paid time off, retirement plans, and education assistance. In the U.S., these other benefits are generally provided to non-union employees without regard to full-time or part-time status.

Employee Health and Safety

Our Comprehensive Health and Safety Process ("CHSP") is the foundation of our proactive risk management approach. This approach includes physical safety and mental health considerations, spans job functions from package handling to management roles, and is applied across all environments worldwide, from package sorting facilities to our executive offices. Through the CHSP, we seek to systematically identify, evaluate, and mitigate health and safety risks in a number of ways. For example, we use internal safety committees to identify and mitigate hazards in the workplace, and we routinely audit critical risk areas such as equipment integrity, environmental conditions and emergency preparedness. We support employee health and well-being through various programs, including our "Industrial Athlete" program, which focuses on physical conditioning, nutrition and fatigue management in addition to providing extensive programming and training designed to reduce stress-related risks, strengthen resilience, and support employees' mental health. Other programs include affinity-based business resource groups, opportunities to provide feedback through confidential employee surveys, and access to confidential counseling. We provide extensive training in safe work methods, risk identification and resource availability, all designed to mitigate risk.

We monitor our health and safety performance against established metrics, including recordable injury frequency, lost-time injury frequency, and the number of reported vehicular incidents alongside a range of predictive indicators. These measures provide visibility into emerging trends and facilitate continuous improvement across the enterprise.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. The number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results after considering all relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or reduce the size of the board.

Board Meetings and Attendance

The board held six meetings during 2025. Also during 2025, the Audit Committee met nine times, the Compensation and Human Capital Committee met four times, the Nominating and Corporate Governance Committee met five times and the Risk Committee met four times (including a joint meeting with the Audit Committee). Prior to meetings, the Board Chair and the committee chairs work with management to determine and prepare agendas for the meetings. Board meetings generally occur over two days. Board committees meet on the first day, followed by the beginning of the board meeting. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members.

All directors attended at least 75% of the total number of board and any committee meetings of which he or she was a member in 2025. Our directors are expected to attend each annual shareowner meeting, and all individuals who were then members of the board attended the 2025 Annual Meeting. The independent directors met in executive session at all regular board meetings held in 2025.

Code of Conduct and Ethics

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Conduct and Ethics is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Conduct and Ethics is available on our Investor Relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Conduct and Ethics, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

We maintain a written related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000. The policy provides that related person transactions that may arise during the year are subject to the Audit Committee's reasonable prior approval. If advance approval of a related person transaction is not possible, then the transaction will be considered and, if deemed appropriate, ratified no later than the Audit Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstance, the extent of the related person's interest in the transaction, whether the transaction would impair independence of a non-employee director and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on our Investor Relations website at www.investors.ups.com. There were no related person transactions from January 1, 2025 through the date of this Proxy Statement required to be disclosed pursuant to Item 404(a) of Regulation S-K.

At least annually, each director and executive officer completes a questionnaire in which they are required to disclose any business relationships that may give rise to a conflict of interest, including transactions in which UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and any related person transactions to identify potential conflicts of interest. We have immaterial ordinary course of business transactions and relationships with companies with which our directors are associated. These transactions and relationships were entered into on terms that are both reasonable and competitive. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging or pledging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Insider Trading Policy

We have adopted policies and procedures governing the purchase, sale, and other dispositions of the Company's securities by directors, officers and employees. These procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and New York Stock Exchange listing standards. A copy of our Insider Trading Policy has been filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2025, which has been filed with the SEC and is available on our Investor Relations website at www.investors.ups.com.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and the charters for each of the board's committees are available on our Investor Relations website at www.investors.ups.com. Each committee reviews its charter annually. In addition, the Nominating and Corporate Governance Committee reviews our Corporate Governance Guidelines annually and recommends any changes to the board for approval. When amending our committee charters or Corporate Governance Guidelines, we consider current governance trends and best practices, changes in regulatory requirements, advice from outside sources and input from stakeholders.

Communicating with the Board of Directors

Shareowners and other interested parties may communicate directly with the board, with the non-management directors as a group, or with any specific director, by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Election of each of the 12 named director nominees to hold office until the 2027 Annual Meeting and until their respective successors are elected and qualified.
>
> **Board Recommendation:** Vote **FOR** the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast for that director exceeds the number of votes cast against that director.

The board has nominated the individuals named below for election as directors at the Annual Meeting. Kate Johnson, who has served as a director since 2020, has not been nominated for re-election at the Annual Meeting. She will depart the Board following the Annual Meeting to focus on her other professional responsibilities. Effective as of the Annual Meeting, the size of the board will be reduced to 12 directors. We thank Kate for her service and her significant contributions to UPS. On January 30, 2026, the President of the United States announced his intent to nominate Kevin Warsh to serve as Chairman of the Board of Governors of the United States Federal Reserve System, subject to confirmation by the United States Senate. Kevin has advised us that if he is confirmed to that position he will resign from the board.

All nominees, other than John Morikis, were elected by shareowners at our last Annual Meeting. John was identified as a director candidate by a third-party search and recruitment consultant. Except as described above, if elected, all nominees are expected to serve until the next Annual Meeting and until their respective successors are elected and qualified. If any nominee is unable to serve as a director, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

As a group, our director nominees, all of whom are currently directors, effectively oversee and constructively challenge management's performance in the execution of our strategy. Our directors' broad professional skills and experiences contribute to a wide range of perspectives in the boardroom. The Nominating and Corporate Governance Committee regularly assesses the skills and experience necessary for our board to function effectively and considers where additional expertise may be needed.

Overall board mix with respect to skills, experience, perspectives and backgrounds is a key consideration when identifying and recommending director nominees. While we do not have a formal policy on board diversity, our Corporate Governance Guidelines emphasize an appropriate range of skills, experience, perspectives and backgrounds relevant to the Company's business. The Nominating and Corporate Governance Committee considers all relevant factors in recruitment and nominations of director candidates.

Our Corporate Governance Guidelines provide that an individual should not be eligible for nomination or election as a director of the Company after he or she reaches the age of 75 (the "retirement age requirement"). For the reasons described under "Board Leadership Structure" above, the board (other than Bill) determined it was in the best interests of the Company and its shareowners to grant Bill a one-year waiver from the retirement age requirement.

Biographical information about the director nominees appears below, including information about the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director. For additional information about how we identify and evaluate nominees for director, see page 11.

Director Nominee Skills and Experience

Skills and Experience / Attributes	R. Adkins	E. Boratto	K. Clark	W. Hewett	A. Hwang	W. Johnson	F. Moison	J. Morikis	C. Smith Shi	R. Stokes	C. Tomé	K. Warsh
CEO			●	●	●	●		●			●	
CFO		●	●								●	
Consumer / Retail		●				●	●	●	●		●	
Digital Technology	●								●		●	
Geopolitical Risk						●	●					●
Global / International			●	●	●	●	●	●	●	●		●
Healthcare		●	●	●	●							
Human Capital Management				●	●	●				●	●	
Operational	●		●	●	●	●	●	●	●	●		
Risk / Compliance / Government	●	●		●	●					●	●	●
Sales / Marketing						●	●		●	●		
Small and Medium-Sized Businesses		●		●	●	●				●		
Supply Chain Management	●		●	●	●	●	●		●			
Technology / Technology Strategy	●		●	●				●		●		
Other Public Company Board Service	●		●	●		●	●	●	●		●	●

Director Nominee Biographical Information



Rodney Adkins

Independent Director

Director Since: 2013

Age: 67

Board Committees

- Risk (Chair)
- Compensation and Human Capital
- Executive

Public Board Directorships

- Avnet, Inc. (since 2015)
- PayPal Holdings, Inc. (2017 - 2024)
- W.W. Grainger, Inc. (since 2014)

Reasons for Nomination

Rod brings deep expertise in technologies, business operations and supply chain management to the board. He previously led corporate strategy and systems and technology groups at IBM, where he guided that company through continuous transformation and developed strategies for leadership in evolving computing capabilities, new markets and new client segments, delivering significant shareholder value.

Inducted into the National Academy of Engineering, he was recognized by the National Society of Black Engineers for Lifetime Achievement in Industry.

Select Skills and Experiences

- **Operational:** Rod led global teams and managed a multi billion-dollar product development and manufacturing business division at IBM, overseeing the highly complex product lifecycle from concept and testing to commercialization. He drove efficient supply chain management, built high-performing teams and delivered high-quality products across global markets.

- **Risk / Compliance / Government:** Throughout his 30-year career at IBM, Rod was responsible for overseeing the integration of regulatory compliance and risk management into new product and service offerings development, facilitating robust intellectual property protection, adherence to export controls, consumer safety and the ethical use of emerging technologies.

- **Technology / Technology Strategy:** Rod oversaw the creation of a wide portfolio of industry-transforming personal computing products, including the launch of mobile computing technologies and other products. He also led IBM's POWER business and delivered market leadership for UNIX, pioneering what became IBM's portfolio of IoT solutions.

Professional Highlights

3RAM Group LLC, a capital investment, business consulting and property management services

- President (since 2015)

International Business Machines (IBM), a global technology products and services company

- SVP, Corporate Strategy (2013-2014), Systems and Technology Group (2009-2013), Development & Manufacturing (2007-2009)
- VP, Development, IBM Systems and Technology Group (2003-2007)
- Several operational and executive roles spanning strategy, technology, systems and supply chain (1981-2003)

Education

- B.A., Physics, Rollins College
- B.S. and M.S., Electrical Engineering, Georgia Institute of Technology



Eva Boratto

Independent Director

Director Since: 2020
Age: 59

Board Committees
• Audit (Chair)

Reasons for Nomination

Eva brings extensive corporate finance experience to the board, gained throughout her career as CFO at multiple public companies, including in the healthcare and retail sectors, with complex operations and large workforces. She has deep knowledge of financial reporting and accounting standards, organic and inorganic growth strategies and digital transformation. Her strong track record of creating shareholder value and building strong partnerships enhances the board's oversight of growth initiatives, compliance and financial risk management.

Select Skills and Experiences

• **Financial Expertise:** Eva has over three decades of experience in corporate finance roles, overseeing all aspects of corporate financial strategy and operations, including financial reporting, investor relations, capital strategies and procurement. While at CVS, she led the integration of the finance function following the acquisition of Aetna in 2018, unlocking synergies and positioning the company to realize growth.

• **Consumer / Retail:** At Bath & Body Works, Eva plays a key role in shaping the company's financial strategy. She has led efforts to elevate and reposition the brand as the company optimizes its store footprint and invests in digital capabilities. Eva helped drive the company's profitable growth, reduce costs and strategically allocate capital as the company executed its omnichannel strategy in a challenging retail environment.

• **Risk / Compliance / Governance:** Throughout her career, Eva has played an instrumental role at leading public companies, overseeing operational and financial risk management, as well as compliance with tax and industry regulations. She has led the implementation of risk mitigation strategies to address both short-and long-term challenges, along with the adoption of robust internal controls and compliance frameworks.

Professional Highlights

Bath & Body Works, Inc., a global personal care and home fragrance retailer

• CFO (since 2023)

Opentrons Labworks, Inc., a life sciences company

• CFO (2022-2023)

CVS Health Corporation, a diversified health services company

• EVP and CFO (2018-2021)

• EVP, Controller and Chief Accounting Officer (2013-2018)

• SVP and CFO, Pharmacy Services Segment (Caremark) (2010-2013)

Merck & Co., a global science and technology company

• VP U.S. Market Finance Leader (2009-2010)

• VP Investor Relations (2008-2009)

• Global Pharmaceuticals VP & Controller (2006-2008)

• Additional roles of increasing responsibility (1990-2006)

Education

• B.S., Accounting and Economics, Rutgers University

• MBA, Drexel University



Kevin Clark

Independent Director

Director Since: 2025

Age: 63

Board Committees

• Audit

Public Board Directorships

• Aptiv (since 2015)

Reasons for Nomination

Kevin is a highly accomplished leader of complex, global organizations with a record of driving shareholder value through operating excellence, transformative change, and innovation aligned with dynamic landscapes and customers' critical needs. Under his guidance, Aptiv evolved from an automotive components supplier into a premier full-systems solutions partner serving automotive, commercial vehicle, aerospace and defense, telecommunications and industrial markets around the world.

Select Skills and Experiences

• **Technology / Technology Strategy:** As CEO of Aptiv, Kevin led its transformation into a global technology company focused on advancing the future of mobility and positioned to capitalize on key megatrends, including electrification, digitization, artificial intelligence and automation. In addition, as CFO of Fisher Scientific, he guided the creation of a complete portfolio of products, services and solutions for health science research, discovery and diagnostics organizations worldwide.

• **CFO / Finance:** Kevin is an experienced operationally-focused finance executive with expertise in the industrial and healthcare sectors and a track record of driving profitable growth through disciplined risk management, operating efficiency and cost rationalization initiatives, as well as capital allocation strategies that include organic investments and M&A. His various CFO leadership has included overseeing two IPOs and multiple M&A transactions, including the completion of a $10 billion merger.

• **Supply Chain Management:** In his executive roles, Kevin has developed manufacturing and distribution effectiveness and efficiency plans for global enterprises serving more than 150 countries across six continents. His track record includes navigating supply chain disruptions caused by the COVID-19 pandemic and mitigating other macroeconomic and geopolitical risks. At Delphi and Aptiv, he transformed the manufacturing footprint through modernization and automation, enhancing operational resiliency and unlocking efficiencies.

Professional Highlights

Aptiv PLC, a global full-system architecture and software solutions provider

• Chairman and CEO (since 2022)

• President and CEO (2017-2022)

Delphi Automotive, global supplier of technologies for the automotive and commercial vehicle markets (Aptiv predecessor)

• President and CEO (2015-2017)

• EVP and COO (2014-2015)

• EVP and CFO (2010-2014)

Liberty Lane Partners, a private equity investment firm

• Founding Partner (2007-2010)

Fisher Scientific International, Inc., a global manufacturer and distributor of products and solutions for scientific research and healthcare related companies

• VP and CFO (2001-2006)

Education

• B.S., Finance Administration, Michigan State University

• MBA, Michigan State University



Wayne Hewett

Independent Director

Director Since: 2020

Age: 61

Board Committees

- Audit

Public Board Directorships

- Home Depot, Inc. (since 2014)
- Wells Fargo & Company (since 2019)
- Resolute Holdings (since 2025)

Other Notable Affiliations

- Hexion Chemicals (Lead Director since 2023)
- Cambrex Corporation (Non-Executive Chairman since 2020)
- Quotient Sciences (Non-Executive Chairman since 2023)

Reasons for Nomination

Wayne brings extensive experience in global operations, finance, capital markets and packaging solutions, acquired through his senior executive leadership roles across the U.S., Europe, Latin America and the Asia-Pacific region. He has a proven track record of executing company-wide initiatives across large organizations, negotiating M&A transactions, developing proprietary products, optimizing supply chains and applying emerging technologies to introduce new products and services.

Select Skills and Experiences

- **Small and Medium-Sized Businesses:** Wayne's corporate leadership experience across a range of small-, mid- and large-cap companies, along with his current work with the Permira executive team to drive growth and long-term value creation across the fund's portfolio companies, provides him with deep insights into the expectations of a broad range of customers.

- **Supply Chain Management:** Among his various roles at GE, Wayne oversaw supply chain and operations. He launched and led the company-wide Operations Council, which served as GE's center of excellence for supply chain optimization, delivering enhancements for on-time delivery, quality and environment, and health and safety.

- **International:** Wayne has been CEO of companies headquartered in Japan, Ireland and Germany and has led M&A deals in several emerging markets. He has personally lived in Jamaica, China and Japan.

- **Technology / Technology Strategy:** While at GE, Wayne shifted the products portfolio to better serve differentiated customer needs, increasing profit and driving growth in emerging markets.

Professional Highlights

Permira, a global private equity firm

- Senior Advisor (since 2018)

Klöckner Pentaplast Group, a packaging supplier

- CEO and Board Member (2015-2017)

Platform Specialty Products Corporation, a global producer of high technology specialty chemical products

- President and Board Member (2015)

Arysta LifeScience Corporation, a crop protection and life science company

- President, CEO and Board Member (2010-2015)

General Electric Company ("GE"), a global industrial company

- VP, Supply Chain and Operations (2007-2010)
- President and CEO, GE Advanced Materials (2005-2006), GE Silicones (2003-2005)
- President, GE Plastics Pacific (2001-2003)
- President and CEO, GE Toshiba Silicones (2000-2001)
- Additional roles of increasing responsibilities (1986-2000)

Education

- B.S. and M.S., Industrial Engineering, Stanford University



Angela Hwang

Independent Director

Director Since: 2020

Age: 60

Board Committees

- Audit

Other Notable Affiliations

- Connecticut Innovations (Board Member)
- Cornell University Johnson School of Management (Advisory Council)

Reasons for Nomination

Angela is an experienced senior executive in the healthcare sector, with nearly three decades of experience managing complex businesses with a focus on research and development, commercial sales, supply chain and distribution logistics. She brings deep expertise in navigating M&A, post-acquisition integrations and leading operations in domestic, international and emerging markets. Angela's experience provides critical contributions to board oversight of our global business operations and deepens the understanding of the evolving expectations of our healthcare clients. Further, her multiple roles in leading business and commercial operations, including oversight of business financials, brings an important lens to the board and the Audit Committee.

Select Skills and Experiences

- **Global / International:** As Chief Commercial Officer for a global biopharmaceuticals business at Pfizer, Angela led operations across 185 countries, with oversight responsibilities for the distribution of over 600 medicines that reached more than 1.3 billion people globally. In this role, she built and expanded collaborations with health insurers, governments, policymakers, and global health stakeholders to advance medicines accessibility.

- **Healthcare:** Angela played a critical role in the launch of the first COVID-19 vaccine and the first oral antiviral treatment a year later, securing rapid expansion of temperature-sensitive and time-critical distribution logistics. Through her extensive experience working across different segments of the healthcare industry, including biotechnology, she developed deep insights into fast-paced pharmaceutical innovation, enhancing the board's oversight of our complex healthcare logistics services globally.

- **Sales / Marketing:** In her role as Chief Commercial Officer at Pfizer, she led global sales and marketing teams, overseeing marketing strategies and building multiple partnerships to grow and expand product portfolio.

Professional Highlights

Flagship Pioneering, a bioplatform innovation company

- CEO-Partner (since 2025)
- CEO, Metaphore Biotechnologies (Flagship-founded biotechnology company) (since 2025)

Pfizer, Inc., a multinational pharmaceutical and biotechnology company

- Chief Commercial Officer, President, Global Biopharmaceuticals Business (2019-2023)
- Group President, Essential Health (2018)
- Global President, Inflammation and Immunology (2015-2017)
- Regional President, Vaccines US (2014-2015)
- VP, Primary Care, Emerging Markets (2011-2013)
- VP, Established Products US (2008-2011)
- Additional roles of increasing responsibility (1997-2008)

Education

- B.S., Microbiology, University of Cape Town
- MBA, Cornell University, Johnson School of Management



William Johnson

Independent Board Chair

Director Since: 2009

Age: 77

Board Committees

- Nominating and Corporate Governance (Chair)
- Executive

Public Board Directorships

- Sovos Brands, Inc. (2017-2024)
- PepsiCo, Inc. (2015-2020)

Reasons for Nomination

Bill brings over 30 years of executive leadership experience, along with expertise in complex global business operations and logistics, investment and risk management strategies and labor relations. His track record of successfully leading brand development and deep insights into the retail and consumer industries provide invaluable contributions to the board's oversight of our strategy and risk management.

Building on his extensive public company board experience, Bill has held several leadership roles on our board, developing a deep understanding of our strategy, culture, and operations to support informed decision-making and organizational resilience. His experience in leading boards has been invaluable.

Select Skills and Experiences

- **Consumer / Retail:** Through his career-long experience at Heinz, including 15 years as President and CEO, Bill played a pivotal role in that company's growth and transformation, strengthening its market position through strategic acquisitions and restructuring its global brand portfolio. Under his leadership, the company achieved significant sales growth across six continents.

- **Global / International:** Bill led multiple international divisions of Heinz, including operations in the Asia-Pacific, spanning Australia, New Zealand, China, Thailand and South Korea. He oversaw several international strategic acquisitions, significantly expanding that company's global presence and driving international revenue growth.

- **Human Capital Management:** While overseeing global operations at Heinz, Bill executed talent strategies that supported that company's international expansion, fostered a high-performance culture, built a diverse global talent pipeline, enhanced retention strategies and effectively managed labor relations. He was also instrumental in establishing and building Sovos Brands into a high growth consumer packaged goods company.

Professional Highlights

Advent International Corporation, a global private equity firm

- Operating Partner, Global Retail and Consumer (since 2014)

Trian Fund Management, L.P., an investment management firm

- Advisory Partner (2015-2017)

H.J. Heinz Company, a global foods manufacturer

- President and CEO (1998-2013) and Chairman (2000-2013)
- President and COO (1996-1998)
- SVP, Asia-Pacific Operations (1993–1996)
- Additional roles of increasing responsibility (1982-1993)

Additional management roles with progressive scope of responsibilities: **Drackett** (a specialty consumer household products company), **Ralston Purina** (an animal and pet food, consumer products holding company) and **Anderson-Clayton** (a commodities trading company)

Education

- B.S., University of California, Los Angeles
- MBA, University of Texas at Austin



Franck Moison

Independent Director

Director Since: 2017

Age: 72

Board Committees

- Nominating and Corporate Governance
- Risk

Public Board Directorships

- VusionGroup SA (since 2020)
- Hanesbrands Inc. (2015 - 2025)

Other Notable Affiliations

- SomaLogic, Board Member (2019 - 2021)
- EDHEC Business School (Paris, London, Singapore), Chairman of the International Advisory Board
- McDonough School of Business, Georgetown University, International Board Member

Reasons for Nomination

Franck is a highly accomplished executive with a successful track record of managing complex supply chains and enabling efficient operations that supported the growth and profitability of multinational business operations. He has extensive experience navigating global markets and developing strategic initiatives that enhance market positioning and customer engagement. Franck contributes a deep understanding of the evolving global landscape and shifting consumer preferences to support our board's discussions related to international operations and risk management.

Select Skills and Experiences

- **Consumer / Retail:** Through his career-long tenure at Colgate, Franck successfully led operations and marketing, product innovation, talent, M&A and global brand management. He addressed customers' needs through the acquisitions of several premium brands that are among Colgate's most successful today.

- **Global / International:** Franck led Colgate's operations in Asia, the South Pacific and Latin America. As COO of Emerging Markets, he led fast-growing international businesses, oversaw strategic acquisitions in Europe and other emerging markets and expanded that company's geographic footprint.

- **Supply Chain Management:** During his time as President, Global Marketing, R&D and Supply Chain at Colgate, Franck was responsible for that company's global supply chain and production capabilities, overseeing a large workforce of employees across a significant number of international factories, optimizing efficiency and creating flexibility to serve local market requirements.

Professional Highlights

Colgate-Palmolive Company, a global consumer products company

- Vice Chairman (2016-2018)
- COO, Emerging Markets (2010-2016)
- President, Global Marketing, R&D and Supply Chain (2007-2010)
- President, Western Europe, Central Europe and South Pacific (2005-2007)
- Additional management roles of increasing responsibility (1978-2005)

Education

- Master's Degree, Marketing, EDHEC Business School
- MBA, Stephen M. Ross School of Business, University of Michigan



John Morikis

Independent Director

Director Since: 2025

Age: 62

Board Committees

- Audit

Public Board Directorships

- Whirlpool Corporation (since 2025)
- General Mills, Inc. (since 2024)
- Johnson & Johnson (since 2025)
- The Sherwin-Williams Company (2015 - 2025)
- Fortune Brands Innovations, Inc. (2011 - 2024)

Reasons for Nomination

John brings over 20 years of executive leadership in global operations, supply chain optimization and customer-focused business transformation to the board. His proven track record of strengthening market positions and spearheading innovative, consumer-focused strategies that have driven record earnings and sales, significantly enhances the board's oversight of UPS's shareholder value creation strategy.

Select Skills and Experiences

- **Consumer / Retail:** Over his 40-year career at Sherwin-Williams, John demonstrated an extensive understanding of retail and business customer needs, along with broad market insights, enabling him to successfully guide the company through variable macroeconomic headwinds while sustaining growth. Under his leadership, the company delivered record profitability and 13 consecutive years of increased sales.

- **Global / International:** John led Sherwin-Williams through a considerable strategic transformation, which focused on industry commoditization, innovation and customer solutions. Under his leadership, the company expanded its geographic footprint, resilient supply chain and portfolio to 123 countries, successfully completed a $11.3 billion acquisition of an international coatings business and launched a global R&D innovation center.

- **Technology / Technology Strategy:** John has led the development of customer-focused innovative technologies to maximize the consumer experience and efficiency, including the launch of a color capture mobile app and a first of its kind microbicidal paint.

Professional Highlights

The Sherwin-Williams Company, a global paints and coatings manufacturer and distributor

- Executive Chairman (2023-2024)
- CEO (2016-2023), Board Chair (2017-2023)
- President and COO (2006-2016)
- President, Paint Stores (1999-2006)
- Sales and Marketing leadership roles of increasing responsibility (1984-2006)

Education

- B.A., Business Administration and Psychology, Saint Joseph's College
- MBA, National Louis University



Christiana Smith Shi

Independent Director

Director Since: 2018

Age: 66

Board Committees

- Compensation and Human Capital (Chair)
- Risk

Public Board Directorships

- Columbia Sportswear Company (since 2022)
- Williams Sonoma, Inc. (2017-2019)
- Mondelez International, Inc. (2016-2023)

Reasons for Nomination

A recognized leader in the retail sector, Christiana brings deep experience in consumer marketing and distribution strategy, digital transformation and e-commerce, as well as a track record of successfully driving large-scale operational change in global labor-intensive organizations. Building on her extensive public company board experience, Christiana utilizes her over 35 years of retail and consumer industry experience to inform her vital contributions to the board's oversight of our technology, marketing and distribution strategy and operations.

Select Skills and Experiences

- **Consumer / Retail:** During her time at Nike, Christiana played an instrumental role overseeing the expansion of the company's direct-to-consumer business. Under her leadership, Nike direct-to-consumer global revenues increased significantly. Christiana also brings extensive retail experience from her time at McKinsey, where she helped to create and extend the firm's proprietary knowledge in merchandising, omnichannel and e-commerce, global strategy and lean store operations.

- **Digital Technology:** In her various leadership roles at Nike, Christiana oversaw integrated global e-commerce strategy and led the accelerated growth of Nike's digital commerce and customer engagement capabilities. Now, as the Founder and Principal of Lovejoy Advisors, LLC, she focuses on advising consumer and retail businesses on digital transformations.

- **Operational:** Christiana is an experienced operator of large multichannel retail organizations, providing strong supply chain and cost management expertise in the global consumer industry. During her nearly 25 years at McKinsey, she worked across developed and emerging markets providing global leadership, expertise and strategic vision to senior executives of consumer companies, including designing and leading transformation programs, developing cross-channel marketing and merchandising programs and driving successful market entry and expansion strategies.

Professional Highlights

Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses

- Founder and Principal (since 2016)

Nike, Inc., a global designer, marketer and distributor of athletic apparel

- President, Direct-to-Consumer (2013-2016)
- Vice President and General Manager, Global Digital Commerce (2012-2013)
- VP and COO, Global Direct-to-Consumer (2010-2012)

McKinsey & Company, a global management consulting firm

- Director and Senior Partner (2000-2010)
- Additional management roles of increasing responsibility (1986-2000)

Additional management roles of progressive scope of responsibilities: **Merrill Lynch & Company** (an investment and wealth management company)

Education

- B.A., International Relations and Economics, Stanford University
- MBA, Harvard Business School



Russell Stokes

Independent Director

Director Since: 2020

Age: 54

Board Committees

- Compensation and Human Capital
- Nominating and Corporate Governance

Other Notable Affiliations

- The Smithsonian's National Air and Space Museum (Board Member since 2025)

Reasons for Nomination

Russell is a proven executive leader in operations, logistics, global supply chain management and labor relations. Through his long career in aerospace engineering and integrated systems manufacturing, he has established a successful track record of executing mission-critical strategies that deliver increased value to shareholders and enhance competitiveness. He brings extensive experience that contributes to the board oversight of effective transportation fleet management, sustainable operations and business transformation by moving complex business issues into focused, targeted actions for improvement.

Select Skills and Experiences

- **Technology / Technology Strategy:** In his role as President and CEO of the Commercial Engines and Services division at GE Aerospace, Russell leads that company's strategy on technology, solutions and services across the energy value chain, from the point of generation to consumption. Throughout his time at GE, Russell has gained valuable experience working on engineering and integration of innovative sustainable energy solutions, which contributes valuable insights to the board oversight of our fleet electrification and energy transition strategy.

- **Operational:** During his tenure at GE, Russell has overseen operations as President and CEO of five GE businesses, including Aviation Services, Power, Energy Connections and Transportation. Across his over 28-year career at GE, he has experience leading through market cycles and navigating multiple industries and business segments.

- **Sales / Marketing:** Russell gained valuable experience in sales and marketing through various roles at GE. He has been responsible for the development and deployment of strategic and operational actions to drive commercial growth and business performance while working to exceed customer expectations.

Professional Highlights

GE Aerospace, a global aerospace propulsion, services, and systems leader

- President and CEO, Commercial Engines and Services (Since 2022; retiring in July 2026)

General Electric Company, a multinational conglomerate with aerospace, energy, healthcare, and finance divisions

- President and CEO, GE Aviation Services (2020-2022)
- President and CEO, GE Power Portfolio (2019-2020), GE Power (2017-2019), GE Energy Connections (2015-2017), GE Transportation (2013-2015)
- Additional management roles of increasing responsibility at GE Transportation and GE Aviation (1997-2013)

Education

- B.B.A., Finance, Cleveland State University



Carol Tomé

Chief Executive Officer and Director

Director Since: 2003

Age: 69

Board Committees

• Executive

Public Board Directorships

• Verizon Communications, Inc. (since 2021)

Other Notable Affiliations

• Atlanta Committee for Progress (Executive Committee Member)

• Former Grady Memorial Hospital Corporation Board Member

• Former Federal Reserve Bank of Atlanta Board Member (2008 -2013), and Board Chair (2010 - 2012)

Reasons for Nomination

Carol is a recognized consumer and retail industry executive with a successful track record of managing labor-intensive, complex organizations, driving growth, developing talent and successfully executing strategic priorities. Building on her extensive public company board experience, Carol applies her deep institutional knowledge, financial expertise and broader industry insights, enhancing board discussions on critical priorities and evolving market risks.

Select Skills and Experiences

• **Financial Expertise:** Gained through her nearly two decades of senior leadership at Home Depot, where she served as that company's CFO, Carol has in-depth knowledge of logistics, corporate finance, risk and compliance. She oversaw financial reporting, planning and analysis, internal audit, investor relations and tax, as well as strategy and business development, IT and cybersecurity. Under her leadership as CFO, Home Depot delivered a significant increase in shareholder value and sales grew substantially.

• **Human Capital Management:** While overseeing global operations at UPS, Carol has spearheaded initiatives to improve employee experience and maintain a strong talent pipeline, including successfully managing complex labor union negotiations.

• **Consumer / Retail:** During her career at Home Depot, Carol drove that company's transformation into one of the world's largest retailers, reinvigorating the consumer business, and growing B2B sector, despite a challenging macroeconomic environment during the financial recession and housing crisis. At UPS, she enhanced B2B segment profitability through automated technologies and enhanced distribution networks to improve delivery volumes.

Professional Highlights

United Parcel Service

• CEO (since 2020)

The Home Depot, Inc., one of the world's largest retailers

• EVP and CFO (2001-2019)

• SVP, Finance and Treasurer (1999-2001)

• VP and Treasurer (1995-1999)

Johns-Manville, Inc., a manufacturer of insulation and building products

• Director of Banking (1992-1995)

United Bank of Denver, now Wells Fargo & Company

• Commercial Lender (1981-1992)

Education

• B.A., Communication, University of Wyoming

• MBA, University of Denver



Kevin Warsh

Independent Director

Director Since: 2012

Age: 55

Board Committees

- Compensation and Human Capital
- Nominating and Corporate Governance

Public Board Directorships

- Coupang, Inc. (since 2019)

Other Notable Affiliations

- Group of Thirty (G30)
- Congressional Budget Office, Panel of Economic Advisers

Reasons for Nomination

Kevin is a distinguished political advisor and economist, bringing a deep expertise in the global financial and business environment, as well as significant experience working in the private sector for a leading global investment bank. As a former central banker, presidential advisor and financial markets expert, he contributes to the board his extensive understanding of economic policies, public affairs and geopolitical dynamics. On March 4, 2026, the President of the United States nominated Kevin to serve as Chairman of the Board of Governors of the United States Federal Reserve System, subject to confirmation by the United States Senate. Kevin has advised us that if he is confirmed to that position, he will resign from the board.

Select Skills and Experiences

- **Financial Expertise:** As a member of the Federal Reserve's board, Kevin focused on financial and economic developments and monetary policies. In this position, he played a significant role in navigating the global financial crisis in 2008. In his earlier career, he was a member of the Mergers & Acquisitions team at Morgan Stanley, developing strong expertise in financial analysis and strategic growth initiatives.

- **Risk / Compliance / Government:** Kevin served as a special assistant to President George W. Bush for economic policy and as executive secretary at the National Economic Council. During his time at the White House, he advised the President and senior administration officials on issues related to the U.S. economy, capital markets, securities, banking, and insurance issues.

- **Geopolitical Risk:** During Kevin's time as a member of the Federal Reserve board, he served as the Fed's representative to the Group of Twenty (G-20), consisting of the world's largest 20 economies, and as the Fed's emissary to the emerging and advanced economies in Asia. Additionally, Kevin is broadly recognized as an expert in global monetary policy and international financial markets, including in his current role as a Distinguished Visiting Fellow in Economics at the Hoover Institution.

Professional Highlights

Stanford University

- Shepard Family Distinguished Visiting Fellow in Economics at the Hoover Institution, a public policy think tank (since 2012)
- Dean's Visiting Scholar and lecturer at the Graduate School of Business (since 2011)

Duquesne Family Office LLC, the investment firm of Stanley F. Druckenmiller

- Partner (since 2011)

Federal Reserve Board of Governors

- Member (2006-2011)

The White House Administration of President George W. Bush

- Special Assistant for Economic Policy and Executive Secretary of the National Economic Council (2002-2006)

Morgan Stanley & Co., a leading global financial services firm

- VP and Executive Director of Mergers and Acquisitions (1995-2002)

Education

- A.B., Public Policy, Stanford University
- J.D., Harvard Law School

Director Independence

We believe independent directors encourage robust debate and constructively challenged opinions in the boardroom. Our Corporate Governance Guidelines include director independence standards consistent with the New York Stock Exchange ("NYSE") listing standards. Our Corporate Governance Guidelines are available on the governance section of our Investor Relations website at www.investors.ups.com.

The board has evaluated each director's independence and considered whether there were any relevant relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer.

Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or in the prior year employed Eva Boratto, Michael Burns, Kevin Clark, Wayne Hewett, Kate Johnson, Russell Stokes or Kevin Warsh, or their immediate family members, as an executive officer. The board also evaluated the ordinary course business transactions and relationships between UPS and any organizations where Rodney Adkins, Wayne Hewett, Angela Hwang, Christiana Smith Shi or Kevin Warsh, or their immediate family members, were a partner or principal shareowner. In each case, no such transactions exceeded the thresholds in UPS's Corporate Governance Guidelines. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

The board has determined that each current director, including all director nominees, other than our CEO, Carol Tomé, is independent. The independent directors are Rodney Adkins, Eva Boratto, Kevin Clark, Wayne Hewett, Angela Hwang, Kate Johnson, William Johnson, Franck Moison, John Morikis, Christiana Smith Shi, Russell Stokes and Kevin Warsh. The board has also determined that all members of the Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee and Risk Committee are independent, and all members of the Audit Committee and the Compensation and Human Capital Committee meet the additional independence criteria applicable to directors serving on these committees under NYSE listing standards.

Committees of the Board of Directors

The board has four committees composed entirely of independent directors as defined by the NYSE and by our director independence standards. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. Carol Tomé is the Chair, and Rod Adkins and Bill Johnson also serve on the Executive Committee.

Audit Committee[1]	Compensation and Human Capital Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Eva Boratto, Chair Kevin Clark Wayne Hewett Angela Hwang John Morikis	Christiana Smith Shi, Chair Rodney Adkins Russell Stokes Kevin Warsh	William Johnson, Chair Kate Johnson[3] Franck Moison Russell Stokes Kevin Warsh	Rodney Adkins, Chair Kate Johnson[3] Franck Moison Christiana Smith Shi
Meetings in 2025: 9	**Meetings in 2025:** 4	**Meetings in 2025:** 5	**Meetings in 2025:** 4
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to accounting, reporting and financial practices • Overseeing accounting and financial reporting processes • Overseeing the integrity of financial statements, systems of disclosure controls and internal controls • Overseeing the performance of the internal audit function • Appointing and overseeing the performance of independent accountants • Overseeing compliance with legal and regulatory requirements as well as the Code • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to executive officer compensation • Reviewing and approving corporate goals and objectives relevant to CEO compensation • Evaluating the CEO's performance • Overseeing the evaluation of risks associated with compensation strategy, policies and programs • Overseeing any outside consultants retained to advise the committee • Recommending to the board the compensation for non-management directors • Overseeing performance and talent management, culture and employee development and retention	• Addressing succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending board candidates for election or reelection, or to fill vacancies • Aiding in attracting qualified board candidates • Recommending corporate governance guidelines, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management • Overseeing relevant environmental sustainability matters and related risks	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management the Company's risk governance framework • Overseeing risk identification, tolerance, assessment and management practices for strategic enterprise risks, including AI risks, cybersecurity risks and cyber incident response • Reviewing approaches to risk assessment and mitigation strategies, in coordination with the board and other board committees • Communicating with the Audit Committee to enable it to perform its responsibilities with respect to oversight of risk assessment and management

(1) All members of the Audit Committee have been designated by the board as audit committee financial experts. Each member of the Audit Committee meets the independence requirements of the NYSE and SEC rules applicable to audit committee members, and each is financially literate.

(2) Each member of the Compensation and Human Capital Committee meets the NYSE's independence requirements. In addition, each member is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934. None of the members is or was during 2025 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. The Compensation and Human Capital Committee may delegate its responsibilities to subcommittees of one or more directors as it may deem appropriate. For information regarding the roles of our executive officers and the independent compensation consultant regarding the amount or form of executive and director compensation (as applicable), see the Compensation Discussion and Analysis section and the Director Compensation section below in this Proxy Statement. **Compensation Committee Interlocks and Insider Participation:** None of our executive officers serves or served during 2025 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or Compensation and Human Capital Committee.

(3) Kate Johnson has not been nominated for reelection at the Annual Meeting as she will depart the board in May to focus on her other professional responsibilities.

Director Compensation

The Compensation and Human Capital Committee of the Board of Directors evaluates director compensation with the assistance of its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"). Following a review of Company peer group and broader industry practices, in November 2024, the board increased non-employee director annual cash retainers to $125,000 and increased the annual restricted stock unit ("RSU") award value to $195,000, placing total director pay (inclusive of the increases for board leadership positions described below) in-line with the peer group median. Directors are also reimbursed for board related expenses. Our CEO does not receive any compensation for board service. To reflect the additional responsibilities and time commitment associated with various board leadership positions, our independent Board Chair receives an additional annual cash retainer of $160,000 and an additional annual RSU award valued at $70,000. The chairs of the Nominating and Corporate Governance and Risk Committees each receive an additional annual cash retainer of $20,000, the Chair of the Compensation and Human Capital Committee receives an additional annual cash retainer of $25,000 (an increase of $5,000 as compared to 2024), and the Chair of the Audit Committee receives an additional annual cash retainer of $30,000 (an increase of $5,000 as compared to 2024). Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainers by participating in the UPS Deferred Compensation Plan. The Company does not make any contributions to this plan and there are no preferential or above-market earnings on amounts invested in the plan.

Equity compensation links director pay to the value of Company stock and aligns the interests of directors with long-term shareowners. RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs convert to shares of class A common stock. Dividends earned on shares underlying RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same terms as the original grant. This holding period requirement increases the strength of alignment of directors' interests with those of our long-term shareowners.

2025 Director Compensation and Outstanding Stock Awards

The following tables set forth the cash compensation and the aggregate value of stock awards paid to individuals who served as directors in 2025 (other than our CEO), as well as outstanding director equity awards held as of December 31, 2025, except as described below.

2025 Director Compensation			
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Rodney Adkins[2]	145,000	195,000	340,000
Eva Boratto[2]	155,000	195,000	350,000
Michael Burns[3]	62,500	—	62,500
Kevin Clark[3]	93,750	243,750	337,500
Wayne Hewett	125,000	195,000	320,000
Angela Hwang	125,000	195,000	320,000
Kate Johnson	125,000	195,000	320,000
William Johnson[2][4]	305,000	265,000	570,000
Franck Moison	125,000	195,000	320,000
John Morikis[3]	62,500	195,000	257,500
Christiana Smith Shi[2]	150,000	195,000	345,000
Russell Stokes	125,000	195,000	320,000
Kevin Warsh	125,000	195,000	320,000

Outstanding Director Stock Awards (as of December 31, 2025)		
	Stock Awards	
Name	Restricted Stock Units (#)	Phantom Stock Units (#)
Rodney Adkins	25,742	—
Eva Boratto	7,884	—
Michael Burns	—	—
Kevin Clark	2,548	—
Wayne Hewett	7,884	—
Angela Hwang	8,292	—
Kate Johnson	7,518	—
William Johnson	43,835	—
Franck Moison	16,277	—
John Morikis	2,075	—
Christiana Smith Shi	14,043	—
Russell Stokes	7,518	—
Kevin Warsh	28,184	—
Carol Tomé[5]	30,326	1,558

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. Kevin Clark's stock awards include the annual RSU award and an initial prorated grant of RSUs made upon joining the board in March 2025.

(2) Includes cash compensation for committee chair service.

(3) Cash compensation prorated based on length of board service during 2025.

(4) Includes stock awards for independent board chair service.

(5) Only includes outstanding stock awards that were granted while serving as a non-employee director. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Upon separation from service, amounts represented by phantom stock units will be distributed in cash over an elected time period.

Executive Compensation

Compensation Committee Report

The Compensation and Human Capital Committee (as used in this Executive Compensation section, the "Committee") is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee is also responsible for overseeing performance and talent management, workforce representation, workplace culture and employee development and retention.

The Committee is focused on maintaining executive compensation programs that support the long-term interests of the Company's shareowners. We align the interests of our executive officers with those of all shareowners by linking a significant portion of executive compensation to Company performance and shareowner returns. The Company's programs are also designed to attract, retain, and motivate executives who make substantial contributions to the Company's performance by allowing them to share in the Company's success.

Significant Committee activities in 2025 included: updating metrics used within the Company's Long-term Incentive Performance ("LTIP") program to better align with progress towards achievement of the Company's strategic objectives; considering LTIP program structural changes to better align performance- and time-based incentives with practices of peer companies, helping increase stability in compensation, and improving attraction and retention of key talent; approving a limited personal security benefit for executives to help mitigate ongoing physical and digital threats against business leaders; increasing the Discounted Employee Stock Purchase Plan discount for all employees from 5% to 10% to encourage stock ownership, increase interest in the Company's success and provide an additional retention incentive; and approving a special one-time RSU award to our approximately 450 senior management employees, including the NEOs (other than the CEO), to retain and motivate these employees during one of the most important strategic shifts in Company history.

Also during 2025, the Committee continued to execute on its human capital oversight responsibilities, including supporting succession planning efforts at the senior management level, reviewing talent and culture matters and overseeing employee development, recruitment and retention efforts.

We have reviewed the Compensation Discussion and Analysis and discussed it with management. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2026 Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC").

The following Compensation Discussion and Analysis describes the Committee's principles, strategy and programs regarding 2025 executive compensation.

The Compensation and Human Capital Committee

Christiana Smith Shi, Chair
Rodney Adkins
Russell Stokes
Kevin Warsh

Compensation Discussion and Analysis

UPS's executive compensation principles, strategy and programs for 2025 are described below. This section explains how and why the Committee made its 2025 compensation decisions for our executive officers, with additional details regarding the following NEOs:

Named Executive Officer	Title
Carol Tomé	Chief Executive Officer
Brian Dykes	Chief Financial Officer
Nando Cesarone	President U.S. Operations and Airline
Kate Gutmann	President International, Healthcare and Supply Chain Solutions
Bala Subramanian	Chief Digital and Technology Officer

Executive Compensation Strategy

UPS's executive compensation programs are designed to drive organizational performance by linking a significant portion of executive pay to Company operational and financial performance; attract, retain and motivate our executive officer with competitive and fair compensation; encourage long-term stock ownership and careers with UPS; and align the interests of our executives to long-term value creation. We seek to develop performance metrics aligned with the Company's strategy and business model. Long-term incentive awards vest over timeframes aligned with the delivery of long-term shareowner value.

Key Elements of Executive Compensation

Target direct compensation (generally, base salary and target annual and long-term incentives, but excluding any special awards) for our NEOs in 2025 consisted of the following key elements.



Total Target Direct Compensation

Base Salary
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards
- Subject to achievement of key business objectives for the year
- Payout is "at risk" based on Company performance
- Supports progress towards the Company's strategic objectives

Stock Option Awards
- Aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Incentive Performance Awards
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Target Direct Compensation

A substantial majority of NEO target direct compensation is "at risk" and subject to the achievement of annual or long-term performance goals and/or meeting service-based vesting requirements. The charts below highlight the elements of our CEO's and an average of our other NEOs' target direct compensation for 2025.



CEO Target Direct Compensation

6%	Base Salary
13%	Annual Performance-Based Incentives
81%	Long-Term Equity Incentives

94% "at Risk"

Other NEOs Target Direct Compensation

15%	Base Salary
17%	Annual Performance-Based Incentives
68%	Long-Term Equity Incentives

86% "at Risk"

Other Elements of Annual Compensation

Benefits	Perquisites	Retirement Programs
• NEOs generally participate in the same plans as other employees.	• Limited in nature; we believe benefits to the Company outweigh the costs.	• NEOs and most non-union U.S. employees participate in the same qualified plans with the same formulas.
• Includes medical, dental and disability plans.	• Includes financial planning, personal security services and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.	• Includes non-qualified and qualified pension, retirement savings and deferred compensation plans.
• See further details on page 49.		• See further details on page 49.
	• Considered necessary or appropriate to attract and retain executive talent.	
	• See further details on page 49.	

Roles and Responsibilities

The Committee is responsible for setting the principles that guide compensation decision-making, establishing performance goals under our executive compensation programs and approving compensation for the executive officers. In 2025, the Committee again retained FW Cook to act as its independent compensation advisor. FW Cook reported directly to the Committee and provided no additional services to UPS. The following table summarizes key roles and responsibilities in the executive compensation decision-making process.

Participant and Roles
The Committee
• develops executive compensation principles and strategy
• sets incentive compensation performance goals
• evaluates the CEO's performance
• reviews the CEO's performance assessment of other executive officers
• reviews and approves incentive and other compensation of the executive officers
• oversees the risk evaluation associated with compensation strategy and programs
• considers whether to engage any compensation consultants, and evaluates their independence
• reviews and discusses the Compensation Discussion and Analysis with management
• recommends to the board the inclusion of the Compensation Discussion and Analysis in the Proxy Statement
• approves the inclusion of the Committee's report on executive compensation in the Proxy Statement
Independent Members of the Board of Directors
• review the Committee's assessment of the CEO's performance
• complete a separate evaluation of the CEO's performance
• approve the Compensation Discussion and Analysis for inclusion in the Proxy Statement
Independent Compensation Consultant
• serves as a resource for market data on pay practices and trends
• provides independent advice to the Committee
• provides competitive analysis and advice related to independent director and executive officer compensation
• reviews the Compensation Discussion and Analysis
• conducts an annual risk assessment of the Company's compensation programs
Executive Officers
• CEO makes compensation recommendations to the Committee for the other executive officers
• CEO and CFO recommend performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2025, the Committee reviewed FW Cook's independence and evaluated any potential conflicts of interest. The Committee evaluated all relevant factors, including: (1) other services provided to UPS by FW Cook (if any); (2) fees paid by UPS as a percentage of FW Cook's total revenue; (3) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and any member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and FW Cook or the individual consultants involved in the engagement. After evaluating these factors, the Committee concluded that FW Cook was independent, and that the engagement of FW Cook did not raise any conflicts of interest.

Peer Group and Market Data Utilization

In determining compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. In addition to peer group analyses, the Committee considers other market data, including general compensation survey data from comparably sized companies. Compensation is not targeted to a particular percentile within that peer group or otherwise.

With assistance from its independent compensation consultant, the Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value.

The Committee seeks to select a compensation peer group that is aligned with the Company's business strategy and focus. Quantitative considerations consist of historical revenue, operating income and free cash flow, as well as total shareowner return. Other more general considerations include market capitalization, percentage of foreign sales, capital intensity, operating margins and size of employee population. After review, the Committee determined not to make any changes to the peer group in 2025.

The compensation peer group consists of the following:

AT&T, Inc.	FedEx Corporation	McDonald's Corp.
The Boeing Company	The Home Depot, Inc.	PepsiCo, Inc.
Caterpillar Inc.	Intel Corporation	The Procter & Gamble Company
Cisco Systems, Inc.	Johnson & Johnson	Target Corp.
Comcast Corporation	Lockheed Martin Corporation	Walmart, Inc.
Deere & Company	Lowe's Companies, Inc.	

Internal Compensation Comparisons and Annual Performance Reviews

The Committee also generally considers the compensation differentials between executive officers and other UPS positions, and the additional responsibilities of the CEO compared to other executive officers. Internal comparisons help ensure that executive officer compensation is reasonable when compared to that of direct reports.

The CEO assesses the performance of all other executive officers each year and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Committee Chair discusses the results of this evaluation with the full board (other than the CEO) in an executive session. As part of this evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy and achievement of business goals. Other factors considered include the CEO's ability to make long-term decisions that create a competitive advantage and overall effectiveness as a leader.

Base Salary

Base salaries provide our executive officers, including the NEOs, with a fixed level of cash compensation and are designed to provide an appropriate level of financial certainty. The Committee considers several factors in determining executive officers' annual base salaries, including Company and individual performance, scope of responsibility, leadership, market data and internal compensation comparisons. In February 2025, the Committee approved the following: a base salary increase of 15% for our CFO to bring his base salary closer to the median for the CFOs in the compensation peer group; base salary increases of between 3.0% and 8.0% for our other NEOs (other than the CEO) for the reasons set forth above; and no increase to the CEO's base salary. In addition, our CFO was appointed to the position in July 2024, therefore his 2024 salary listed in the 2025 Summary Compensation Table below only reflects six months of service as CFO.

Management Incentive Program (MIP) Overview

The MIP is designed to motivate management by aligning pay with annual Company performance. This is accomplished by linking payouts to the achievement of pre-established metrics approved by the Committee (as described below). MIP awards are paid in cash, unless a participant elects to receive the award in shares. Annual MIP award opportunities are provided as a percentage of base salary. MIP awards are fully at risk and are based on Company performance. MIP awards are subject to a maximum payout of 200% of target for each NEO.

2025 MIP Awards

The Committee sets MIP performance metrics and targets on a full-year basis. With input from its independent compensation consultant, the Committee in recent years has revised the performance metrics and weightings for MIP awards to more closely align them with progress towards strategic objectives. The Committee approved the 2025 MIP performance targets and weightings shown below:



	2025 MIP Performance Metrics	2025 MIP Performance Targets
	Consolidated revenue was considered important to generating profits and maintaining our long-term competitive positioning and viability.	**$89B**[1]
	Consolidated non-GAAP adjusted operating profit reflects our effectiveness in achieving our targets in other key performance elements, including volume growth and operating leverage.	**$9.6B**[1]
	Total committed service reflects our dependability in delivering packages on or before the time we promised.	**96.5%**

(1) The 2025 revenue and non-GAAP adjusted operating profit targets were set at levels taking into account the timing of the Company's planned execution of its strategic initiatives, including the accelerated glide down of volume from our largest customer, our *Network Reconfiguration* and *Efficiency Reimagined* initiatives, and the impact of insourcing the Company's Ground Saver product. The 2025 MIP performance targets remained challenging and were aligned with our January 30, 2025 full-year 2025 guidance.

To provide additional clarity and visibility, and remove subjectivity around potential MIP payouts, including in response to stakeholder feedback, the Committee approved threshold and maximum payout opportunities, which are shown below. For actual results between threshold, target and maximum, payouts were structured as shown below.







Actual performance results and MIP award payouts were as follows:

2025 MIP Performance Metric	2025 MIP Performance Target	Actual Performance	Weighted Payout Score (% of Target)
Consolidated Revenue	$89.0B	$88.7B	38.3%
Consolidated non-GAAP Adjusted Operating Profit	$9.6B	$8.7B[1]	24.8%
Enterprise Total Committed Service	96.5%	96.8%	11.5%
		2025 MIP Payout Factor	**75%**

[1] Determined by reference to our publicly reported non-GAAP adjusted operating profit, further adjusted to remove (a) gains related to sale-leaseback transactions, (b) certain charges related to the grounding of our MD-11 fleet and (c) certain international tariff impacts.

Name	Incentive Target (% Base Salary)	Incentive Target Value ($)	2025 MIP Payout Factor (%)	Total 2025 MIP Award Payout ($)
Carol Tomé	200	3,019,425	75%	2,264,569
Brian Dykes	115	958,819	75%	719,115
Nando Cesarone	115	1,085,339	75%	814,004
Kate Gutmann	115	1,085,339	75%	814,004
Bala Subramanian	115	943,284	75%	707,463

Long-Term Incentive Awards

Our key long-term incentive programs, the LTIP program and the Stock Option program, provide participants with equity-based incentives that reward performance over a multi-year period and provide a retention mechanism. Overlapping LTIP performance cycles incentivize sustained financial performance. The Stock Option program rewards stock price appreciation, which is directly linked to shareowner returns. In 2025, to help retain and motivate our approximately 450 senior leaders, including NEOs (other than the CEO), during one of the most important strategic shifts in Company history, the Committee approved a special one-time long-term RSU award. A summary of these programs follows:

Program	Performance Measures and/or Value Proposition	Payment Form and Program Type	Program Objectives
LTIP	Revenue Growth Non-GAAP Adjusted Operating ROIC Relative Total Shareowner Return as a modifier Value increases or decreases with stock price	If earned, restricted performance units (RPUs) are settled in stock If earned, RPUs generally vest at the end of the three-year performance period	Supports long-term operating plan and business strategy Significant link to long-term shareowner interests
Stock Option	Value recognized only if stock price appreciates	Stock options generally vest 20% per year over five years and have a ten-year term	Significant link to long-term shareowner interests Enhance stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

Long-term equity incentive award target values are based on internal pay comparison considerations, levels of responsibility and market data regarding total compensation for comparable positions at similarly situated companies. The LTIP target opportunity and Stock Option award value granted to NEOs in 2025, expressed as a percentage of base salary, is shown below.

Name	LTIP Target RPU Value (% Base Salary)	Stock Option Value (% Base Salary)	Total Value (% Base Salary)
Carol Tomé	1,185	90	1,275
Brian Dykes	450	50	500
Nando Cesarone	450	50	500
Kate Gutmann	450	50	500
Bala Subramanian	450	50	500

LTIP Program Overview

The LTIP program strengthens the performance-based component of executive compensation, promotes longer-term focus, enhances retention of key talent, and aligns the incentive compensation opportunity for executives with the long-term interests of shareowners. Approximately 450 members of our senior management team, including the NEOs, participate in this program. The program combines internal and external relative business performance measures with the goal of motivating and rewarding management for operational and financial success, while helping to align with long-term shareowner returns.

Participants receive a target award of restricted performance units ("RPUs") at the beginning of a three-year performance period. The number of RPUs that NEOs can earn under the 2025 grants is shown in the "Grants of Plan-Based Awards" table. The actual number of RPUs earned is determined following the completion of the three-year performance period and is based on achievement of the performance measures described below. Dividends payable on shares underlying participants' RPUs are allocated in dividend equivalent units ("DEUs"). DEUs are subject to the same conditions as the underlying award. Vested awards are settled in shares of class A common stock. Separate vesting rules apply to terminations subject to the UPS Key Employee Severance Plan or by reason of death, disability or retirement during the performance period, as discussed under "Potential Payments Upon Termination or Change in Control" below.

During the second quarter of 2025, the Committee, with input from its independent compensation consultant, approved the following performance measures for the 2025 LTIP awards: non-GAAP adjusted revenue growth ("revenue growth") and non-GAAP adjusted return on invested capital ("ROIC"). Each performance measure will be evaluated independently and weighted equally (50%) in determining the final payout percentage. The payout percentage will be subject to modification based on the Company's relative total shareowner return ("RTSR") as a percentile rank relative to the total shareholder return of the companies listed on the Standard & Poor's 500 Composite Index (the "Index") during that same period. The maximum LTIP award that can be earned is 220% of target. A description of each performance measure and the operation of the RTSR modifier follows.

Revenue Growth[1]. Revenue growth measures our success in growing our business. Revenue growth is determined by reference to year-over-year growth in the Company's consolidated revenue over prior year actual revenue, subject to adjustment to exclude the effect of unusual or infrequently occurring items, charges for restructurings, extraordinary items and the cumulative effect of changes in accounting treatment. Revenue will be calculated on a constant currency basis. Following the completion of the performance period, the Committee will certify (i) the three-year average revenue growth for the performance period; (ii) the three-year average revenue growth for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

ROIC[1]. ROIC is determined by dividing the Company's adjusted operating profit by the Company's average invested capital during the performance period. The Company's "adjusted operating profit" is operating income determined in accordance with GAAP, adjusted for unusual or infrequently occurring items, charges for restructuring, discontinued operations, extraordinary items, and changes in accounting treatment. The Company's "average invested capital" is the 12-month average equity and pension and postretirement benefit maturities along with long-term and short-term debt and finance leases. Following the completion of the performance period, the Committee will certify (i) the three-year average ROIC during the performance period; (ii) the three-year average ROIC during the performance period as compared to target; and (iii) the final payout percentage for this metric.

Relative Total Shareowner Return. RTSR is the total return on an investment in UPS stock (stock price appreciation plus dividends) as compared with the total return on an investment in the companies in the Index at the beginning of the performance period. Following the completion of the performance period, the Committee will certify the Company's RTSR and the payout modifier for the performance period, if any.

RTSR Percentile Rank	Payout Modifier
Above 75th percentile	+20%
Between 25th and 75th percentile	None
Below 25th percentile	-20%

2023 LTIP Award Payout

The 2023 LTIP award payout was determined following the completion of the Company's 2025 fiscal year. The performance metrics for the 2023 LTIP award were non-GAAP adjusted earnings per share[1] and non-GAAP adjusted free cash flow[1], each evaluated independently and equally weighted. The adjusted earnings per share target for 2023 was the projected adjusted earnings per share for that year, with one-third of the non-GAAP adjusted earnings per share award allocated to this result. The adjusted earnings per share growth target for the remainder of the performance period was the projected average annual adjusted earnings per share growth during each of the remaining years in the performance period, with two-thirds of the non-GAAP adjusted earnings per share award allocated to this result. The final payout was subject to modification based on RTSR compared to the Index. Actual results and performance targets for the 2023 LTIP award are set out below. RPUs earned under the 2023 LTIP are considered vested and are settled in shares of class A common stock.

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(1) Non-GAAP adjusted financial measures. We believe that these non-GAAP adjusted financial measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, how management evaluates our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP adjusted financial information may not be comparable to similarly titled measures reported by other companies.

2023 LTIP Results (Payout as a Percent of Target)					
2023 Non-GAAP Adjusted EPS Payout	2024 - 2025 Non-GAAP Adjusted EPS Growth Payout	2023 - 2025 Non-GAAP Adjusted FCF Payout	Total Performance Payout (Avg)	RTSR Modifier Impact	**Final Payout**
—%	—%	56%	28%	(20)%	**8%**

2023 LTIP Performance Metrics									
2023 Non-GAAP Adjusted Earnings Per Share (17% of Payout)					**2024 - 2025 Non-GAAP Adjusted Earnings Per Share Growth (33% of Payout)**				
Threshold	Target	Maximum	Actual	Payout %	Threshold	Target	Maximum	Actual	Payout %
$10.23	$11.32	$11.85	$8.78	—%	2.2%	6.7%	8.8%	(9.7)%	—%

2023 - 2025 Non-GAAP Adjusted Free Cash Flow (50% of Payout)					**RTSR Modifier**				
Threshold	Target	Maximum	Actual	Payout %	Below 25th	Between 25th and 75th	Above 75th	Actual	Modifier
$16,135	$23,050	$29,965	$17,026	56.0%	-20%	None	+20%	10th	(20.0)%

Stock Option Program and 2025 Stock Option Awards

Stock option awards are granted as a percent of each NEO's base salary. These long-term awards create a direct link between Company performance and shareowner value, as well as provide retention value. Stock option awards generally vest 20% per year over five years and expire ten years from the date of grant. Beyond vesting periods, we do not impose additional holding period requirements. Stock option awards generally require continued employment during the vesting period. Unvested stock options vest automatically upon termination of employment due to death, disability or retirement. Stock option awards are also subject to the terms of the UPS Key Employee Severance Plan as discussed under "Potential Payments Upon Termination or Change in Control" below. Grants do not include DEUs or reload features. The number of stock options granted to the NEOs in 2025 is shown in the "Grants of Plan-Based Awards" table.

Special One-Time Restricted Stock Unit Award

In 2025, the Committee approved a special one-time long-term RSU award to the approximately 450 members of our senior management team, including the NEOs (other than the CEO). The award was not representative of the Company's standard executive compensation practices, but was made in recognition of the effort and focus required to lead one of the most important ongoing strategic shifts in Company history. This strategic shift includes the accelerated glide down of volume from our largest customer and our *Network Reconfiguration* and *Efficiency Reimagined* initiatives.

The award value was set at 30% of each recipient's LTIP target award value and vests over three years, with 25% of the award vesting on each of the first two anniversary dates of the award and the remaining 50% vesting on the third anniversary of the award. Dividends payable on shares underlying participants' RSUs are allocated in DEUs and are subject to the same conditions as the underlying award. Vested awards are settled in shares of class A common stock. Separate vesting rules apply to terminations subject to the UPS Key Employee Severance Plan or by reason of death, disability or retirement during the performance period, as discussed under "Potential Payments Upon Termination or Change in Control" below. Additional information about the award values for our NEOs is shown below.

Name	RSU Value (% of LTIP Target Award Value)	RSU Value ($)
Carol Tomé	0	0
Brian Dykes	30	1,125,653
Nando Cesarone	30	1,274,186
Kate Gutmann	30	1,274,186
Bala Subramanian	30	1,107,338

Employment Transition Awards, Retention Arrangements and Recognition Awards

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In certain recent prior periods, however, to attract and retain senior executive talent, the Committee has approved limited payments to certain members of the Company's Executive Leadership Team. No such payments were approved in 2025. Prior year payments that included components vesting in 2025 are described below.

In 2021, the Committee granted Kate Gutmann a special award in recognition of her extraordinary contributions and performance during 2020. The award consisted of RSUs which vested in 2022 through 2024; and a stock option award with a grant date fair value of $175,000 which vests 20% per year over five years beginning on March 25, 2022, provided generally that she remains an employee through the applicable vesting dates.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent. We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits and perquisites follows.

UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is open to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 6% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees. The match is contributed quarterly according to the participant's pre-tax investment elections on file with the record keeper. We also generally provide an annual contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years). Effective for employees hired or rehired on or after January 1, 2025, we generally provide an annual contribution of 3% of eligible compensation. For employees who were hired prior to 2008 and are participants in the Final Average Compensation formula of the UPS Retirement Plan, we generally make an annual transition contribution of 5% of eligible compensation for plan years 2023 to 2027, which will increase to 7% beginning in 2028. Effective January 1, 2025, participants in the UPS 401(k) Savings Plan must be employed on the last day of the applicable period to receive the employer contributions.

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan, which was closed to new entrants as of July 1, 2016. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by certain other participants in the UPS Retirement Plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

Our executive officers are eligible for certain executive health services benefits, including comprehensive physical examinations. UPS's business continuity is best facilitated by avoiding any prolonged or unexpected health-related absences by members of its senior management team.

Personal Security Services

Our executive officers are eligible for limited personal security benefits, including provision of professional security for personal and residential protection during non-work hours, security assessments and enhancements at personal residences, and secure transportation for non-business-related trips. These benefits are provided to promote the security of our executive officers in accordance with the recommendations of a third-party security consultant. The total annual value of this benefit for all executive officers collectively is limited to $100,000.

Other Compensation and Governance Policies

Stock Ownership Guidelines

Our stock ownership guidelines apply to executive officers and members of the board. The current stock ownership guidelines are: **eight times** the **CEO's annual salar**y; **five times** the **annual salaries** of the **other executive officers**; and **five times** a non-employee **director's annual retainer**. Shares of class A common stock (excluding any pledged shares, if applicable), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of the date that the executive officer or director became subject to the guideline. As of December 31, 2025, all of the NEOs who have been subject to the guidelines for at least five years exceeded their stock ownership guidelines. In addition, all non-employee directors who have been subject to the guidelines for at least five years exceeded their stock ownership guidelines. RSUs are required to be held by non-employee directors until separation from the board.

Incentive-Based Compensation Clawback Policy

We have adopted an incentive-based compensation clawback policy that complies with NYSE requirements. This policy provides for the recovery of the amount of erroneously awarded incentive-based compensation received by executive officers when the Company is required to prepare an accounting restatement, subject to limited exceptions.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we prohibit our directors and executive officers from pledging UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Employment and Severance Arrangements; Change in Control Payments

We do not enter into agreements providing for the continuation of employment, or individual change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees. However, in certain recent periods, to attract and retain senior executive talent and in furtherance of the board's succession planning efforts, we have entered into various employment offer letters, retention arrangements and non-compete agreements in favor of UPS. These arrangements may provide for compensation to an executive, but do not guarantee an employment term; employment is on an at-will basis. Some of the agreements were designed to compensate the individuals for compensation forfeited at their prior employers, to transition them into our incentive programs or to provide consideration for their agreement not to compete with UPS following their potential separation. In addition, retention arrangements are intended to incentivize those individuals to maintain their employment with UPS. No such agreements were entered into or provided for any payments that were made in 2025.

Protective Covenant Agreements

Each of our NEOs have entered into protective covenant agreements with the Company which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS.

Key Employee Severance Plan

The UPS Key Employee Severance Plan (the "Severance Plan") provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements.

The Severance Plan generally provides that if the Company terminates a participant's employment other than due to "Cause," "Disability Termination" or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one time (two times for the CEO) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 ($30,000 for the CEO).

In addition, with respect to stock options held by retirement-eligible employees, and RPUs granted LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

Change in Control

All outstanding equity awards that are continued or assumed by a successor entity in connection with a change in control require a "double trigger" for vesting to accelerate; that is, they also require a qualifying termination of employment prior to any acceleration of vesting.

Equity Grant Practices

Grants of awards to executive officers under our equity incentive programs are approved by the Committee. Grants are typically made at preestablished Committee meeting dates or in connection with a new hire or promotion, and irrespective of the timing of release of any material nonpublic information. Stock options have an exercise price equal to the NYSE closing market price on the date of grant. Stock option awards are granted to executive officers annually, typically at a regularly scheduled meeting of the Committee. Meeting dates are set in advance, and the timing of the meetings, and the grant of stock options, including terms and value of the awards, is made without regard to any material nonpublic information. The Company has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Option Awards Granted in Close Proximity to Disclosure of Material Nonpublic Information

In accordance with Item 402(x)(2) of Regulation S-K, the following table provides information regarding stock option awards granted to our NEOs during the last completed fiscal year within a period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-Q, Form 10-K, or Form 8-K that discloses material nonpublic information ("MNPI"). The Company does not time stock option grants or other equity-based awards to take advantage of the release of MNPI and does not release MNPI for the purpose of affecting the value of executive compensation.

On May 9, 2025, as a part of a regularly scheduled meeting, the Compensation and Human Capital Committee approved the annual stock option grant to our NEOs. On May 14, 2025, we filed a Current Report on Form 8-K (Item 8.01) disclosing that on May 12, 2025 we entered into an underwriting agreement relating to the issuance of multiple series of senior notes (the "Senior Notes Transaction"). Stock options were granted to our NEOs on May 9, 2025, which was within the period described above. The percentage change presented in the table below reflects the change in the closing market price of our class B common stock from the trading day immediately prior to the disclosure of the Senior Notes Transaction to the trading day immediately following such disclosure, as required by Item 402(x)(2).

Such grants were not made in contemplation of, nor influenced by, neither the Senior Notes Transaction nor the anticipated disclosure thereof. Each stock option award reflected below was granted with an effective grant date of May 9, 2025 and an exercise price equal to the fair market value of the Company's class B common stock on the grant date. The options vest at a rate of 20% annually beginning May 9, 2026 and have a 10-year term.

RSUs were also granted to the NEOs (other than the CEO) on May 9, 2025. In accordance with Item 402(x)(2) of Regulation S-K, the table below reflects only stock options, stock appreciation rights, and similar option-like instruments.

Name	Grant Date	Number of Securities Underlying the Award (#)	Exercise Price of the Award ($)	Grant Date Fair Value of the Award ($)	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information (%)[1]
Carol Tomé	5/9/2025	72,583	95.89	1,358,754	0.54
Brian Dykes	5/9/2025	22,270	95.89	416,894	0.54
Nando Cesarone	5/9/2025	25,208	95.89	471,894	0.54
Kate Gutmann	5/9/2025	25,208	95.89	471,894	0.54
Bala Subramanian	5/9/2025	21,909	95.89	410,136	0.54

(1) Reflects the change in the closing market price of the Company's class B common stock from $99.81 on May 13, 2025 (the trading day immediately prior to the disclosure of MNPI) to $100.35 on May 15, 2025 (the trading day immediately following such disclosure), representing an increase of 0.54%. The MNPI was disclosed in the Company's Current Report on Form 8-K filed on May 14, 2025, which reported the Company's entry into an underwriting agreement relating to the issuance of multiple series of senior notes.

Consideration of Previous "Say on Pay" Voting Results

Our shareowners vote annually, on an advisory basis, to approve the compensation of our NEOs as set out in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Proxy Statement. See "Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation." In the most recent advisory vote to approve NEO compensation, taken at the 2025 Annual Meeting of Shareowners, over 84% of votes cast approved our NEO compensation.

The Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs. In addition, we regularly engage with our stakeholders, including on executive compensation matters. We use the results of these engagements to inform board and Committee discussions on our executive compensation policies and programs.

2025 Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Carol Tomé *Chief Executive Officer*	2025	1,509,713	—	17,550,546	1,358,754	2,264,569	—	195,206	22,878,788
	2024	1,509,713	—	18,283,138	1,358,768	2,747,677	—	164,681	24,063,977
	2023	1,509,713	—	18,916,192	1,358,762	1,509,713	—	95,671	23,390,051
Brian Dykes *Chief Financial Officer*	2025	806,567	—	4,806,424	416,894	719,115	123,026	143,624	7,015,650
	2024	619,553	—	2,500,130	103,515	758,713	—	117,856	4,099,767
Nando Cesarone *President U.S. and UPS Airline*	2025	926,296	—	5,440,640	471,894	814,004	—	125,444	7,778,278
	2024	867,501	—	3,901,807	424,211	914,499	—	119,314	6,227,332
	2023	840,254	—	4,686,065	407,924	487,837	—	99,161	6,521,241
Kate Gutmann *President International, Healthcare and Supply Chain Solutions*	2025	926,296	—	5,440,640	471,894	814,004	534,793	163,009	8,350,636
	2024	867,501	—	3,901,807	424,211	914,499	—	148,472	6,256,490
	2023	840,254	—	4,686,065	407,924	487,837	3,786,483	152,958	10,361,521
Bala Subramanian *Chief Digital and Technology Officer*	2025	814,274	—	4,728,469	410,136	707,463	—	90,134	6,750,476
	2024	790,556	250,000	3,555,753	386,601	833,385	—	79,671	5,895,966
	2023	766,622	500,000	4,139,164	373,540	444,566	—	76,370	6,300,262

(1) Salary earned during the portion of the year that the executive was employed. Brian Dykes became CFO in July 2024, therefore his 2024 salary only reflects six months of service as CFO.

(2) Cash transition payments made in connection with Bala Subramanian's hiring.

(3) Aggregate grant date fair value for stock awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Stock awards include LTIP RPUs and the special one-time long-term RSU award made to the NEOs (other than the CEO) in 2025. Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2025 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, for LTIP RPU awards will ultimately depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section. Assuming maximum performance, the maximum value of the 2025 LTIP RPU awards at the grant date is as follows: Tomé — $39,358,242; Dykes — $8,254,403; Cesarone — $9,343,522; Gutmann — $9,343,522; and Subramanian — $8,120,636.

(4) Aggregate grant date fair value for option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2025 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(5) Consists of the 2025 MIP Award, which is payable in cash.

(6) Represents an estimate of the annual increase in the actuarial present value of the NEO's accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age, if later). The actuarial present value of Brian Dykes' and Kate Gutmann's respective accrued benefits under our retirement plans increased by $123,026 and $534,793 respectively between the measurement date used for 2024 and the measurement date used for 2025. See "Executive Compensation — 2025 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(7) All other compensation consisted of the following:

Name	401(k) Plan Retirement Contributions[a] ($)	Restoration Savings Plan Contributions[b] ($)	401(k) Plan Match ($)	Life Insurance Premiums ($)	Financial Planning Services ($)	Healthcare Benefits ($)	Personal Security Services ($)	Total ($)
Carol Tomé	21,000	104,374	10,500	22,246	15,000	7,080	15,006	195,206
Brian Dykes	28,000	88,069	10,500	1,362	4,053	7,080	4,560	143,624
Nando Cesarone	28,000	63,393	10,500	2,419	14,053	7,080	—	125,445
Kate Gutmann	28,000	105,937	10,500	4,522	6,970	7,080	—	163,009
Bala Subramanian	17,500	37,142	10,500	2,109	8,303	7,080	7,500	90,134

(a) Retirement contributions are based on years of service, as described on page 49.

(b) Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan. For Brian Dykes and Kate Gutmann, this also includes a transition contribution into the UPS Restoration Savings Plan, as described on page 49.

2025 Grants of Plan-Based Awards

The following table provides information about plan-based awards granted during 2025 to each of the NEOs.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Carol Tomé	—	150,971	3,019,425	6,038,851	—	—	—	—	—	—	—
	5/9/2025	—	—	—	9,328	186,569	410,452	—	—	—	17,550,546
	5/9/2025	—	—	—	—	—	—	—	72,583	95.89	1,358,754
Brian Dykes	—	47,941	958,819	1,917,639	—	—	—	—	—	—	—
	5/9/2025	—	—	—	1,956	39,128	86,082	—	—	—	3,680,771
	5/9/2025	—	—	—	—	—	—	—	22,270	95.89	416,894
	5/9/2025	—	—	—	—	—	—	11,739	—	—	1,125,653
Nando Cesarone	—	54,267	1,085,339	2,170,678	—	—	—	—	—	—	—
	5/9/2025	—	—	—	2,215	44,291	97,440	—	—	—	4,166,454
	5/9/2025	—	—	—	—	—	—	—	25,208	95.89	471,894
	5/9/2025	—	—	—	—	—	—	13,288	—	—	1,274,186
Kate Gutmann	—	54,267	1,085,339	2,170,678	—	—	—	—	—	—	—
	5/9/2025	—	—	—	2,215	44,291	97,440	—	—	—	4,166,454
	5/9/2025	—	—	—	—	—	—	—	25,208	95.89	471,894
	5/9/2025	—	—	—	—	—	—	13,288	—	—	1,274,186
Bala Subramanian	—	47,164	943,284	1,886,568	—	—	—	—	—	—	—
	5/9/2025	—	—	—	1,925	38,494	84,687	—	—	—	3,621,131
	5/9/2025	—	—	—	—	—	—	—	21,909	95.89	410,136
	5/9/2025	—	—	—	—	—	—	11,548	—	—	1,107,338

(1) Reflects, as applicable, the threshold, target and maximum payouts of the 2025 MIP award for each NEO. These potential payments are performance-based and therefore at risk.

(2) Reflects, as applicable, the potential number of RPUs that could be earned under the 2025 LTIP if the threshold, target or maximum performance goals are attained.

(3) Reflects the number of RSUs granted under the special one-time long-term RSU award.

(4) Reflects the stock options granted under the Stock Option program in 2025.

(5) Grant date fair value under FASB ASC Topic 718, excluding the effect of estimated forfeitures, of the LTIP RPUs, special one-time long-term RSU award and stock options, as applicable, granted to each NEO in 2025. Fair values are calculated using the NYSE closing price of UPS class B common stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the RPUs granted under the 2025 LTIP, which have performance conditions, are computed based on the probable outcome of the performance conditions. There can be no assurance that any value will ever be realized.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares underlying exercisable options, unexercisable options and unvested RSUs and RPUs held by the NEOs on December 31, 2025.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Carol Tomé	101,261	—	99.28	6/1/2020	6/1/2030	—	—	—	—
	38,095	9,524	165.66	2/10/2021	2/10/2031	—	—	—	—
	15,214	10,143	214.58	3/23/2022	3/23/2032	—	—	—	—
	13,230	19,846	185.54	3/22/2023	3/22/2033	—	—	—	—
	7,818	31,272	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	72,583	95.89	5/9/2025	5/9/2035	—	—	325,145	32,251,133
Brian Dykes	1,953	489	165.66	2/10/2021	2/10/2031	—	—	—	—
	924	617	214.58	3/23/2022	3/23/2032	—	—	—	—
	974	1,461	185.54	3/22/2023	3/22/2033	—	—	—	—
	595	2,383	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	22,270	95.89	5/9/2025	5/9/2035	12,367	1,226,678	60,706	6,021,428
Nando Cesarone	757	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	633	—	104.45	3/22/2018	3/22/2028	—	—	—	—
	3,383	—	111.80	2/14/2019	2/14/2029	—	—	—	—
	8,226	—	105.54	2/12/2020	2/12/2030	—	—	—	—
	7,962	2,654	165.66	2/10/2021	2/10/2031	—	—	—	—
	4,348	2,899	214.58	3/23/2022	3/23/2032	—	—	—	—
	3,972	5,958	185.54	3/22/2023	3/22/2033	—	—	—	—
	2,440	9,764	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	25,208	95.89	5/9/2025	5/9/2035	13,999	1,388,543	74,111	7,351,070
Kate Gutmann	10,083	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	9,704	—	111.80	2/14/2019	2/14/2029	—	—	—	—
	15,064	—	105.54	2/12/2020	2/12/2030	—	—	—	—
	7,303	1,826	165.66	2/10/2021	2/10/2031	—	—	—	—
	5,325	1,332	163.25	3/25/2021	3/25/2031	—	—	—	—
	4,674	3,116	214.58	3/23/2022	3/23/2032	—	—	—	—
	3,972	5,958	185.54	3/22/2023	3/22/2033	—	—	—	—
	2,440	9,764	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	25,208	95.89	5/9/2025	5/9/2035	13,999	1,388,543	74,111	7,351,070
Bala Subramanian	3,637	5,456	185.54	3/22/2023	3/22/2033	—	—	—	—
	2,224	8,898	154.76	3/20/2024	3/20/2034	—	—	—	—
	—	21,909	95.89	5/9/2025	5/9/2035	12,166	1,206,720	65,566	6,503,492

(1) Stock options generally vest ratably over a five-year period beginning on the first anniversary of the date of grant and expire ten years from the date of grant. Unvested stock options fully vest on the NEO's retirement date if certain service requirements are met.

(2) Special one-time long-term RSU award, and DEUs allocated since the date of such grant, which vests as follows: 25% on each of May 9, 2026 and 2027, and 50% on May 9, 2028; values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on the last trading day of the year of $99.19.

(4) Potential units to be earned under the 2024 and 2025 LTIP awards, and any DEUs allocated since the grants were made, at target performance level. For the 2025 LTIP award, which has a performance period ending December 31, 2027, the maximum number of RPUs that could have been earned (with DEUs allocated through December 31, 2025) is as follows: Tomé — 433,015; Dykes — 90,814; Cesarone — 102,797; Gutmann — 102,797; and Subramanian — 89,342. For the 2024 LTIP award, which has a performance period ending December 31, 2026, the maximum number of RPUs that could be earned is as follows: Tomé — 282,304; Dykes — 42,739; Cesarone — 60,247; Gutmann — 60,247; and Subramanian — 54,903.

2025 Option Exercises and Stock Vested

The following table sets forth the RSUs and RPUs that vested, for each NEO in 2025. No NEOs exercised any stock options in 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Carol Tomé	—	—	7,790	772,690
Brian Dykes	—	—	3,138	353,235
Nando Cesarone	—	—	1,831	181,617
Kate Gutmann	—	—	1,831	181,617
Bala Subramanian	—	—	1,676	166,242

(1) Consists of: the 2023 LTIP RPUs that vested on December 31, 2025; and the portion of a prior year RSU award to Brian Dykes that vested in 2025. Vested awards are settled in an equivalent number of shares of class A common stock.

(2) Based on the NYSE closing price of the class B common stock on the applicable vesting date.

2025 Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2025. The terms of each are described below.

Name	Plan Name	Years of Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Carol Tomé[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Brian Dykes	UPS Retirement Plan	22.58	595,457	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Nando Cesarone[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—
Kate Gutmann	UPS Retirement Plan	33.0	1,489,528	—
	UPS Excess Coordinating Benefit Plan	33.0	4,055,965	—
	Total	—	5,545,493	—
Bala Subramanian[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total	—	—	—

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) Represents years of service as of December 31, 2025 for all plans.

(3) Total discounted value of the monthly lifetime benefit earned at December 31, 2025, assuming the individual continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the individual. The present values are based on discount rates of 5.74% and 5.81% for the UPS Retirement Plan and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2025. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the UPS Retirement Plan and white collar for the UPS Excess Coordinating Benefit Plan), with mortality improvements after 2012 using the MP-2021 projection scale adjusted to converge to 0.5% in 2030 on the SOA Retirement Plan's Experience Committee model.

Pension Benefits

The UPS Retirement Plan is non-contributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with ten years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, years of service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in the form of an annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For Kate Gutmann and Brian Dykes, the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. NEOs eligible to retire at age 60 receive unreduced benefits from these plans. In addition, these plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. These plans froze accruals after December 31, 2022.

2025 Non-Qualified Deferred Compensation

The following table shows NEO and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2025.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Carol Tomé	UPS Deferred Compensation Plan	3,163,995	—	1,559,053	—	15,401,535
	UPS Restoration Savings Plan	—	93,027	31,223	—	421,330
	Outstanding Non-employee Director RSU Awards	—	—	(572,560)	—	3,008,041
Brian Dykes	UPS Deferred Compensation Plan	40,328	—	31,682	—	234,449
	UPS Restoration Savings Plan	—	57,341	19,631	—	129,057
Nando Cesarone	UPS Restoration Savings Plan	—	58,572	30,588	—	296,372
Kate Gutmann	UPS Deferred Compensation Plan	—	—	(42,175)	—	360,629
	UPS Restoration Savings Plan	—	92,387	26,429	—	224,309
Bala Subramanian	UPS Restoration Savings Plan	—	36,027	12,527	—	94,569

(1) Amounts are also included in the "Salary" column of the 2025 Summary Compensation Table, other than amounts attributed to the deferral of the 2024 MIP, paid in 2025 as follows: Tomé — $2,635,595. The 2024 MIP deferral was included in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table.

(2) Reflects Company contributions credited to the NEO's Restoration Savings Plan account during fiscal 2025, whereas the Summary Compensation Table reflects Company contributions in respect of fiscal 2025 compensation. As a result, a portion of this amount is disclosed as "All Other Compensation" in the 2024 Summary Compensation Table and a portion is disclosed as "All Other Compensation" in the 2025 Summary Compensation Table.

(3) No amounts in this column are reported in the 2025 Summary Compensation Table.

(4) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plans in prior years as follows: Tomé — $7,743,949; Dykes — $107,385; and Gutmann — $118,149.

The deferred compensation features in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from certain bonuses. Also prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003. No contributions were permitted after December 31, 2004, except as described below. Since January 1, 2005, executive officers have been able to defer 1% to 35% of their monthly salary and 1% to 80% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test. Non-employee directors may defer retainer fees quarterly. Elections are made annually for the following calendar year.

Stock Option Deferral Feature

Assets are invested solely in shares of UPS stock. Non-qualified or incentive stock options which vested prior to December 31, 2004, were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option. The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet. No deferrals of stock options were permitted after December 31, 2004. As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions Under the UPS Deferred Compensation Plan

For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a ten-year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000. For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a ten-year installment (120 monthly payments), subject to certain restrictions.

For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to ten annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares occurs pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

The distribution election under the 2005 and Beyond Salary Deferral Feature may only be changed one time, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature. Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan. Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

Executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees. In connection with each of Carol Tomé's and Bala Subramanian's hiring, we entered into protective covenant agreements with them which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. The Severance Plan provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreement (as described above).

The Severance Plan in general provides that if the Company terminates the employment of a participant other than due to "Cause," "Disability Termination" or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one time (two times for the CEO) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 ($30,000 for the CEO).

In addition, with respect to options held by retirement-eligible employees and RPUs granted under the LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date or the original expiration date of the stock options.

For terminations of employment not governed by retention arrangements or awards made prior to the effective date of the Severance Plan, our equity incentive plans and related documents contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a participant's death, disability, retirement or a change in control (as defined below) of the Company.

Upon a participant's death, disability or retirement, stock options immediately vest and remain exercisable until the tenth anniversary of the date of grant, and shares of restricted stock, or RPUs that are no longer subject to performance conditions, will immediately vest. In the case of a participant's death, shares (or cash, as applicable) attributable to the number of restricted shares or RPUs will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the number of restricted shares or RPUs will be transferred to the participant on the same schedule as if they had remained employed. Shares of restricted stock and RPUs that are still subject to performance conditions will be deemed earned on a prorated basis for the number of months worked during the performance period. In the case of a participant's death, shares (or cash, as applicable) attributable to the prorated number of restricted shares or RPUs calculated at target performance level will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the prorated number of restricted shares or RPUs calculated based on actual performance results for the full performance period will be transferred to the participant following the end of the performance period.

With respect to the special one-time long-term RSU awards made in 2025, upon a participant's death, such unvested RSUs and related DEUs will become fully vested and shares attributable to such RSUs and related DEUs will be transferred to the participant's estate. Upon a participant's disability, the unvested RSUs and related DEUs will continue to vest as if the participant remained an employee through each remaining vesting date.

Upon a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or upon a change in control followed by a termination of the grantee's employment by UPS without cause or by the grantee for good reason, stock options will immediately vest and become exercisable. In each such event, shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. Awards that are still subject to performance conditions will be deemed earned to the extent that actual achievement of the applicable performance conditions can be determined, or on a prorated basis for the portion of the performance period completed prior to the change in control or qualifying termination, based on target or actual performance.

Other Outstanding Awards; No Tax Gross-Ups

Any other awards which may be outstanding would vest and be paid generally as described above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). We do not provide for the payment of tax gross-ups on outstanding awards.

The following table shows the potential payments upon a termination of employment under various circumstances, assuming the event occurred on December 31, 2025. The closing price per share of our class B common stock on the NYSE on the last trading day of 2025 was $99.19. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company.

Name	Separation Pay[1] ($)	Accelerated/ Continued Vesting of Equity Awards[2] ($)	Benefits[3]	Total ($)
Carol Tomé				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	9,082,166	14,993,064	—	24,075,230
Change in Control (with qualifying termination)	9,082,166	15,232,588	—	24,314,754
Retirement	—	15,232,588	—	15,232,588
Death	—	15,232,588	—	15,232,588
Disability	—	15,232,558	—	15,232,558
Brian Dykes				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,827,585	2,649,464	—	4,477,049
Change in Control (with qualifying termination)	1,827,585	3,949,633	—	5,777,218
Retirement	—	—	—	—
Death	—	3,949,633	—	3,949,633
Disability	—	3,949,633	—	3,949,633
Nando Cesarone				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	2,062,983	3,355,796	—	5,418,779
Change in Control (with qualifying termination)	2,062,983	4,827,525	—	6,890,508
Retirement	—	—	—	—
Death	—	4,827,525	—	4,827,525
Disability	—	4,827,525	—	4,827,525
Kate Gutmann				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	2,064,155	3,355,796	—	5,419,951
Change in Control (with qualifying termination)	2,064,155	4,827,525	—	6,891,680
Retirement	—	4,827,525	608,487	5,436,012
Death	—	4,827,525	—	4,827,525
Disability	—	4,827,525	—	4,827,525
Bala Subramanian				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,798,367	2,992,959	—	4,791,326
Change in Control (with qualifying termination)	1,798,367	4,271,978	—	6,070,345
Retirement	—	—	—	—
Death	—	4,271,978	—	4,271,978
Disability	—	4,271,978	—	4,271,978

(1) Represents the benefits under the UPS Key Employee Severance Plan. For Carol Tomé, represents two times her annual base salary, two times her target MIP award (200% of base salary) and COBRA premium. For the other NEOs, represents the sum of their annual base salary, target MIP award (115% of base salary) and COBRA premium.

(2) Represents the value of accelerated or continued vesting of stock options, RSUs and RPUs in accordance with the terms of our equity incentive plans and the applicable award certificates. Also includes the 2024 and 2025 LTIP awards calculated at target. The performance measurement period for the 2024 LTIP award ends December 31, 2026, and the performance measurement period for the 2025 LTIP award ends December 31, 2027.

(3) Represents the actuarial present value of the incremental non-qualified amounts payable upon change in control, early retirement, death and disability from the UPS Excess Coordinating Benefit Plan. For information about the UPS Excess Coordinating Benefit Plan, see the Pension Benefits table and related narrative. The same assumptions were used to calculate the present value of the amounts in the table that were used for the Pension Benefits table except that benefits are assumed to be payable immediately as of December 31, 2025, (or age 55 if later), instead of age 60. Only individuals eligible for early retirement (age 55 with ten years of service) who are not yet age 60 have an early retirement value in the table.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include: life insurance upon death in the amount of 12 times the employee's monthly salary, with a December 31, 2025 maximum benefit payable of $1 million; a death benefit in the amount of three times the employee's monthly salary; disability benefits; and accrued vacation amounts.

The previous table also does not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this Proxy Statement, including: the value of vested equity awards; amounts payable under defined benefit pension plans (except as described above with respect to Kate Gutmann); and amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control as defined in our equity incentive compensation plans is generally deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then-outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the board (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the board, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used under applicable SEC rules and requirements) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2025, concerning shares of our common stock authorized for issuance under our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	5,945,149	125.08	13,820,100[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	5,945,149	125.08	13,820,100

(1) Includes all equity incentive compensation plans and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") in May 2021, no additional securities may be issued under prior equity incentive compensation plans. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2021 Plan. Awards that are subject to performance conditions are reported at the maximum performance level, which may overstate the dilution associated with such awards.

(2) In addition to grants of options, warrants or rights, this number includes up to 5,945,149 shares of common stock or other stock-based awards that may be issued under the 2021 Plan, and up to 7,874,951 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under prior equity incentive compensation plans because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. For purposes of this disclosure, the 2025 annual total compensation of the median compensated employee was $66,268; our CEO's 2025 annual total compensation was $22,892,052, and the ratio of these amounts was 345-to-one.

Our CEO's 2025 annual total compensation was different from the amount included in the 2025 Summary Compensation Table "Total" column. Amounts related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation amounts above. The CEO's and median employee's Company-paid healthcare benefit amounts were $13,264 and $6,817, respectively. For the CEO, this amount is not included in the 2025 Summary Compensation Table, as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. As permitted by SEC rules, for our 2025 pay ratio reported above, we used a median employee whose compensation substantially similar to the prior year median compensated employee, who is no longer employed by the Company. We believe there has been no change in our employee population or employee compensation arrangements that would significantly impact our pay ratio disclosure. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2023, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2023. We determined our total workforce as of October 1, 2023, which consisted of 485,504 employees. During 2023, UPS acquired Happy Returns and MNX Global Logistics. These entities employed 326 and 791 employees, respectively. As permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 22,994 non-U.S. employees, or 4.7% of our total workforce. As a result of these exclusions, our median compensated employee was identified from an employee population of 462,510 employees.

The excluded countries and their employee populations were as follows: Argentina (202), Australia (500), Austria (214), Bahrain (30), Belgium (1,157), Brazil (1,502), Chile (357), Costa Rica (379), Czechia (566), Denmark (565), Dominican Republic (87), Ecuador (269), Egypt (20), El Salvador (4), Finland (184), Greece (160), Guam (1), Guatemala (54), Honduras (6), Hong Kong (803), Hungary (498), Indonesia (114), Ireland (883), Italy (1,748), Jamaica (3), Japan (622), Jersey (1), Kazakhstan (38), Luxembourg (13), Macau (2), Malaysia (251), Morocco (65), New Zealand (43), Nicaragua (18), Nigeria (222), Norway (100), Pakistan (50), Panama (32), Peru (167), Philippines (1,305), Portugal (280), Puerto Rico (442), Romania (122), Russia (5), South Korea (522), Singapore (1,055), Slovakia (29), Slovenia (58), South Africa (260), Spain (1,548), Sweden (935), Switzerland (759), Taiwan (872), Thailand (436), Turkey (1,548), U.S. Virgin Islands (10), Ukraine (106), United Arab Emirates (442) and Vietnam (330).

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures.

Year[1]	Summary Comp Table Total for PEO ($)	Comp Actually Paid to PEO ($)	Average Summary Comp Table Total for Non-PEO Named Executive Officers ($)	Average Comp Actually Paid to Non-PEO Named Executive Officers ($)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)	Peer Group[2] Total Shareholder Return ($)	Net Income (GAAP) (millions) ($)	Non-GAAP Adjusted Operating Profit[3] (millions) ($)
2025	22,878,788	10,260,804	7,473,760	5,057,563	74.69	136.89	5,572	8,661
2024	24,063,977	9,185,261	6,059,067	1,713,257	87.89	120.71	5,782	8,894
2023	23,390,051	15,171,604	7,631,274	4,457,788	105.29	121.34	6,708	9,873
2022	18,965,201	13,072,062	6,714,395	5,141,166	111.96	108.02	11,548	13,853
2021	27,620,893	43,250,361	10,489,120	19,573,719	133.61	129.04	12,890	13,144

(1) For all periods presented, Carol Tomé has been the principal executive officer ("PEO"). In 2025, the Non-PEO NEOs were Brian Dykes, Nando Cesarone, Kate Gutmann and Bala Subramanian. In 2024, the Non-PEO NEOs were Brian Dykes, Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian. In 2023 and 2022, the Non-PEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian. In 2021, the Non-PEO NEOs were Brian Newman, Scott Price, Nando Cesarone and Kate Gutmann.

(2) Our peer group is represented by the Dow Jones Transportation Average.

(3) In accordance with SEC rules, we are required to include in the above table the most important financial performance measure (not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers for 2025 to Company performance. We consider this measure to be non-GAAP Adjusted Operating Profit, which is calculated by excluding the following items from Operating Profit determined in accordance with GAAP: for 2025, transformation strategy costs, goodwill and asset impairment charges, and a net loss on divestiture; for 2024, transformation strategy costs, gain on divestiture, a one-time payment for an international regulatory matter, goodwill and asset impairment charges, expense for a separate regulatory matter, and a charge related to a multiemployer pension plan withdrawal; for 2023, a one-time compensation representing a payment to certain U.S.-based non-union part-time supervisors, goodwill and asset impairment charges, and transformation strategy costs; for 2022, a one-time non-cash expense related to stock-based awards that were accelerated to fully vest in 2022 in connection with a change in incentive compensation program design, a one-time non-cash charge reflecting a reduction in the estimated residual value of fully-depreciated MD-11 aircraft, and transformation strategy costs; and for 2021, transformation strategy costs, goodwill and asset impairment charges, and divestitures.

PEO SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for PEO ($)	Deductions from SCT Total[1] ($)	Additions and other adjustments to SCT Total[2] ($)	Compensation Actually Paid ($)
2025	22,878,788	18,909,300	6,291,316	10,260,804
2024	24,063,977	19,641,906	4,763,190	9,185,261
2023	23,390,051	20,274,954	12,056,507	15,171,604
2022	18,965,201	16,275,515	10,382,376	13,072,062
2021	27,620,893	24,795,449	40,424,917	43,250,361

(1) Grant-date fair value of stock awards granted during the year (2025: $17,550,546, 2024: $18,283,138, 2023: $18,916,192, 2022: $15,046,968, 2021: $23,670,426), the grant-date fair value of option awards granted during the year (2025: $1,358,754, 2024: $1,358,768, 2023: $1,358,762, 2022: $1,228,547, 2021: $1,125,023) and the aggregate change in the actuarial present value of accumulated benefits under pension plans (2025: $—, 2024: $—, 2023: $—, 2022: $—, 2021: $—).

(2) Service cost for defined benefit pension plans (2025: $—, 2024: $—, 2023: $—, 2022: $—, 2021: $—), and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

PEO Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value as of Prior Year End of Equity Awards Forfeited in the Year ($)	Total Equity Award Adjustments ($)
2025	20,077,430	(4,196,558)	—	(9,589,556)	—	6,291,316
2024	14,961,235	(4,644,851)	—	(5,553,194)	—	4,763,190
2023	14,112,488	(3,170,240)	2,071,950	(957,691)	—	12,056,507
2022	12,805,107	(5,289,424)	—	2,866,693	—	10,382,376
2021	33,072,440	6,256,043	—	1,096,434	—	40,424,917

- Stock awards issued under the MIP are valued at the NYSE closing price of UPS class B stock at each applicable date.

- Outstanding stock awards issued under the LTIP are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. LTIP awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS class B stock on the vesting date.

- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS class B common stock at each valuation date.

- Stock award valuations include reinvested dividends where applicable.

Average Non-PEO NEOs SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for Other NEOs ($)	Deductions from SCT Total[1] ($)	Additions and other adjustments to SCT Total[2] ($)	Compensation Actually Paid ($)
2025	7,473,760	5,711,203	3,295,006	5,057,563
2024	6,059,067	4,065,134	(280,676)	1,713,257
2023	7,631,274	6,111,238	2,937,752	4,457,788
2022	6,714,395	5,656,642	4,083,413	5,141,166
2021	10,489,120	8,564,070	17,648,669	19,573,719

(1) Average grant date fair value of stock awards granted during the year (2025: $5,104,043, 2024: $3,713,647, 2023: $4,765,597, 2022: $5,378,818, 2021: $8,200,584), the average grant date fair value of option awards granted during the year (2025: $442,705, 2024: $351,486, 2023: $399,020, 2022: $277,825, 2021: $351,349) and the average aggregate change in the actuarial present value of accumulated benefits under pension plans (2025: $164,455, 2024: $—, 2023: $946,621, 2022: $—, 2021: $12,137).

(2) Average service cost for defined benefit pension plans (2025: $—, 2024: $—, 2023: $—, 2022: $44,219, 2021: $40,127), and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

Average Non-PEO NEOs Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value as of Prior Year End of Equity Awards Forfeited in the Year ($)	Total Equity Award Adjustments ($)
2025	4,594,997	449,560	—	(1,749,551)	—	3,295,006
2024	2,466,569	(771,043)	—	(1,361,426)	(614,776)	(280,676)
2023	3,467,543	(884,732)	546,548	(191,607)	—	2,937,752
2022	4,841,330	(1,551,105)	—	748,969	—	4,039,194
2021	12,120,687	2,762,650	—	2,725,205	—	17,608,542

- Stock awards issued under the MIP are valued at the NYSE closing price of UPS class B stock at each applicable date.
- Outstanding stock awards issued under the LTIP are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. LTIP awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

The following table lists what we believe represents the most important financial performance measures we used to link compensation actually paid to our NEOs for fiscal 2025 to our performance.

Tabular List

Non-GAAP adjusted operating profit
Revenue
Non-GAAP adjusted earnings per share
Non-GAAP adjusted free cash flow
Non-GAAP adjusted operating return on invested capital



CAP versus TSR 2021 - 2025



**CAP versus Net Income
2021 - 2025**



**CAP versus Non-GAAP Adjusted Operating Profit
2021 - 2025**

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

> **What am I voting on?** Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.
>
> **Board Recommendation:** Vote **FOR** this proposal.
>
> **Vote Required:** Approval by a majority of the voting power of the shares present in person or by proxy.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners may vote, on an advisory basis, to approve the 2025 compensation paid to our NEOs as disclosed in this Proxy Statement ("say on pay"). We conduct say on pay votes annually. We expect that the next say on pay vote will occur at our 2027 Annual Meeting of Shareowners.

Pay for performance and alignment with the long-term interests of our shareowners are key principles of our compensation programs. NEO compensation reflects the following:

• encouraging executive decision-making that is aligned with the long-term interests of our shareowners;

• tying a significant portion of executive pay to Company performance over a multi-year period; and

• balancing shorter and longer-term performance metrics to encourage the efficient management of our business and minimize excessive risk-taking.

Although this vote is non-binding, the Compensation and Human Capital Committee and the board value shareowner views and will consider the voting results. If there is a significant negative vote, we expect that we will consult directly with significant shareowners to better understand their concerns. The Compensation and Human Capital Committee and the board would consider feedback obtained through this process in making future compensation decisions.

In accordance with the Dodd-Frank Act, this vote will not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Shareowners are being asked to approve the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosures in the Company's Proxy Statement for the 2026 Annual Meeting of Shareowners."

Proposal 3 — Approve 2026 Omnibus Incentive Compensation Plan

> **What am I voting on?** Whether you approve the United Parcel Service, Inc. 2026 Omnibus Incentive Compensation Plan as described in this Proxy Statement.
>
> **Board Recommendation:** Vote **FOR** this proposal.
>
> **Vote Required:** Approval by a majority of the votes cast.

The Board of Directors has adopted, and recommends that the shareowners approve, the United Parcel Service, Inc. 2026 Omnibus Incentive Compensation Plan (the "2026 Plan"), which will succeed the United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (the "2021 Plan"). The 2026 Plan permits the grant of options, stock appreciation rights, restricted stock, restricted stock units, restricted performance shares, restricted performance units, shares or cash awards (collectively, "awards").

Shareowner approval of the 2026 Plan is required by NYSE rules. If we receive shareowner approval of the 2026 Plan, it will become effective as of the day of the 2026 Annual Meeting of Shareowners (May 7, 2026). If shareowners approve the 2026 Plan, no further grants will be made under the 2021 Plan after such date, but awards outstanding under the 2021 Plan will continue in effect in accordance with their terms. If we do not receive shareowner approval of the 2026 Plan, it will not go into effect and the 2021 Plan will remain in effect.

A summary of the material terms of the 2026 Plan is provided below, which summary is qualified in its entirety by reference to the text of the 2026 Plan that is included as Annex A to this proxy statement.

In evaluating this proposal, shareowners should consider all of the information in this proposal.

Purposes of the 2026 Plan

As discussed in the Compensation Discussion and Analysis, annual and long-term incentive compensation and equity compensation awards play an important part in our pay-for-performance philosophy. The ability to grant equity compensation awards also helps us remain competitive in retaining and attracting highly qualified employees and directors upon whom, in large measure, the future growth and success of UPS depend. In 2025, we granted equity compensation awards to our directors and to approximately 450 of our employees as a component of their compensation.

In general, the purposes of the 2026 Plan are to: (1) advance the interests of the Company and its shareowners by providing grants of short-term and long-term incentives and rewards to UPS employees, directors, and certain consultants, agents and other service providers (collectively, "Participants") for service and/or performance; and (2) promote teamwork among such Participants. The 2026 Plan is further intended to provide flexibility to UPS in our ability to motivate, attract, and retain the services of Participants who make contributions to our success and to allow them to share in our success.

If the 2026 Plan is not approved, we do not expect to have sufficient shares under our existing 2021 Plan to meet our anticipated equity compensation needs after 2026. If the 2026 Plan is not approved, we may be compelled to increase significantly the cash component of employee and director compensation, which may not necessarily align employee and director interests with the interests of our shareowners. Replacing equity awards with cash also would increase cash compensation expense and require the use of cash that might be better utilized for other corporate purposes.

Key Corporate Governance Practices and Provisions under the 2026 Plan

We believe that the 2026 Plan will promote the interests of our shareowners and is consistent with principles of good corporate governance. The 2026 Plan includes the following key practices and provisions.

Administered by an independent committee. Awards to executive officers will generally be administered by the Compensation and Human Capital Committee (the "Committee") of our Board of Directors or, under limited circumstances, the full Board of Directors. The Committee is composed entirely of independent directors who meet the SEC and NYSE standards for independence.

No current dividends on unearned awards. The 2026 Plan prohibits the payment of dividends or dividend equivalents on unvested or unearned awards.

No "liberal" change in control definition. The change in control definition in the 2026 Plan is not "liberal" and, for example, would not occur merely upon shareowner approval of a transaction. A change in control must actually occur in order for the change in control provisions in the 2026 Plan to be triggered.

Best practice change in control treatment of awards. In connection with a change in control, time-based awards will generally only be accelerated if the awards are not assumed or converted following the change in control. "Double trigger" treatment (in other words, a qualifying termination of service following a Change in Control) will apply to time-based awards in other circumstances. Performance-based awards will generally only be accelerated (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual achievement. Double-trigger treatment will apply to performance based awards in other circumstances (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual achievement.

Awards are subject to clawback. All awards under the 2026 Plan are subject to recoupment or clawback under the Company's Incentive-Based Compensation Clawback Policy and in certain other circumstances.

No liberal share counting with respect to all awards. The 2026 Plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or stock appreciation right or to satisfy tax withholding requirements of any award.

Cap on Compensation Paid to Non-Employee Directors. With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to a single non-employee director may not exceed $750,000, with a limited exception for a non-executive chair of the Board.

No discounted stock options or SARs. Except as otherwise described below, all stock option and SAR awards under the 2026 Plan must have an exercise or base price that is not less than the fair market value of the underlying common stock on the date of grant.

No repricing of stock options or SARs. The 2026 Plan generally prohibits any repricing or cash buyout of stock options or SARs without shareowner approval.

No tax gross ups. The 2026 Plan does not include any tax gross-up provisions.

No reloads. The 2026 Plan does not permit the grant of stock option reloads.

Shares Available for Issuance under the 2026 Plan

The shares issuable pursuant to awards granted under the 2026 Plan will be shares of class A common stock of UPS (the "Shares"). The maximum number of Shares available for awards granted under the 2026 Plan (the "Share Reserve") is (1) 25,000,000 Shares, less (2) one Share for each Share issued under an award granted under the 2021 Plan after December 31, 2025, plus (3) the Shares that are subject to awards under the 2026 Plan or any Prior Plans (as defined below) that are added (or added back, as applicable) under the share counting rules of the 2026 Plan, subject to adjustment as described below. Such Shares may be Shares of original issuance or treasury Shares, or a combination of both. To the extent provided in an award, any award denominated in Shares may be settled in cash or any award denominated in cash may be settled in Shares, subject to certain limitations in the 2026 Plan. The maximum number of Shares that can be issued upon the exercise of options under the 2026 Plan that are designated as incentive stock options and intended to meet the requirements of Section 422 of the Code ("Incentive Stock Options") is 25,000,000. Each Share subject to an award under the 2026 Plan will reduce the Share Reserve by one Share.

If any Shares subject to an award under the 2026 Plan are forfeited before vesting or any award under the 2026 Plan (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of such Shares in full to a participant, such Shares, to the extent of any such forfeiture, expiration, termination, cancellation, cash payment or unearned amount, will again be available for grant under the 2026 Plan and be added back to the Share Reserve. If, after December 31, 2025, any Shares subject to an award under the 2021 Plan, the United Parcel Service, Inc. 2018 Omnibus Incentive Compensation Plan, the United Parcel Service, Inc. 2015 Omnibus Incentive Compensation Plan, the United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan the United Parcel Service, Inc., 2009 Omnibus Incentive Compensation Plan or the United Parcel Service, Inc. Incentive Compensation Plan (each a "Prior Plan", collectively the "Prior Plans") are forfeited or such award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is

unearned, without the issuance of Shares in full, then to the extent of such forfeiture, expiration, termination cancellation, cash payment or unearned amount, any Shares not issued under such Prior Plan award will be available for grant under the 2026 Plan and be added to the Share Reserve.

For the avoidance of doubt: (1) Shares withheld or otherwise used from an award to satisfy tax withholding requirements will count against the number of Shares remaining available for awards granted under the 2026 Plan, and Shares delivered or otherwise used by a participant to satisfy tax withholding requirements will not be added to the Share Reserve; (2) the full number of Shares subject to a stock option will count against the number of Shares remaining available for awards granted under the 2026 Plan, even if the exercise price of the option is satisfied through net- settlement or by delivering Shares to us (by either actual delivery or attestation); (3) the full number of Shares subject to a SAR will count against the number of Shares remaining available for awards made under the 2026 Plan (rather than the net number of Shares actually delivered upon exercise); and (4) Shares repurchased with proceeds from the payment of the exercise price of a stock option shall not be added to the Share Reserve. The Share Reserve will not be reduced for awards that may be settled solely in cash or for Shares subject to awards issued in substitution for assumption of awards under an acquired plan (see the "Corporate Transaction" section below for additional details).

Determination of Number of Shares for the 2026 Plan

The board and the Committee considered various factors, including potential burn rate, potential dilution or overhang and the Company's historical grant practices, in determining the size of the Share Reserve. Information regarding our view of the burn rate, dilution and overhang associated with the Prior Plans and the potential dilution associated with the 2026 Plan is set forth below.

We actively manage our long-term dilution by limiting the number of Shares subject to equity awards that we grant annually, commonly expressed as a percentage of weighted average class A and class B common shares outstanding and referred to as burn rate. Burn rate is a key measure of dilution that shows how rapidly a company is depleting its shares reserved for issuance under equity compensation plans, and differs from annual dilution because it does not take into account cancellations and other shares returned to the reserve. In order to calculate burn rate, we include the number of stock options granted in any given period, plus the number of Shares subject to full value awards granted (or for performance-based awards, earned) during the period and divide the total by the weighted average class A and class B common Shares outstanding.

We have calculated the burn rate this way under the Prior Plans for the past three years, as set forth in the following table:

Year	Options Granted	LTIP Awards Earned	RSUs Granted	Total	Weighted Average Common Shares Outstanding	Burn Rate
2025	290,000	87,000	474,000	851,000	848,000,000	0.10%
2024	153,000	296,000	14,000	463,000	854,000,000	0.05%
2023	127,000	661,000	2,816,000	3,604,000	855,000,000	0.42%
Three-year average						0.19%

* With respect to performance-based shares/units in the table above, we calculate the share usage rate based on the applicable number of shares earned each year. For reference, the performance-based shares/units granted during the prior 3-year period were as follows: 1,436,000 shares in 2025, 918,000 shares in 2024 and 760,000 shares in 2023.

An additional metric that we use to measure the cumulative impact of our equity program is potential fully diluted overhang. We calculate this as (A) the number of Shares subject to equity awards outstanding but not exercised or settled, plus (B) the number of Shares available for new awards, divided by (C) the total Shares outstanding at the end of the year plus A and B. Our potential fully diluted overhang as of December 31, 2025 was 1.2% and our average potential fully diluted overhang for the three most recently completed calendar years was 1.35%. Based on the total number of class A and class B shares outstanding as of December 31, 2025 (848,900,000), the number of Shares requested under the 2026 Plan (25,000,000) represents potential additional dilution, or overhang, of 2.14%.

Following are the factors that were material to the evaluation by the board and Committee in determining acceptable and targeted levels of dilution: competitive data from relevant peer companies, the current and future accounting expense associated with our equity award practices, shareowner feedback and the influence of certain proxy advisory firms. Our equity programs are revisited at least annually and assessed against these and other measures.

As noted below, the Committee retains full discretion under the 2026 Plan to determine the number and amount of awards to be granted under the 2026 Plan, subject to the terms of the 2026 Plan, and future benefits that may be received by participants under the 2026 Plan are not determinable at this time.

The following table summarizes the class A and class B common shares outstanding and Shares remaining available for future awards under the Prior Plans as of December 31, 2025. The table includes information regarding all of our outstanding equity awards and Shares available for future awards under our Prior Plans as of December 31, 2025 (and without giving effect to this Proposal 3). Our equity compensation program grants are generally awarded in the first or second quarter of each year.

	Shares	Weighted Average Remaining Term (in years)	Weighted Average Exercise Price	Percentage of Common Shares Outstanding as of December 31, 2025
Outstanding stock options as of December 31, 2025	1,676,000	5.06	$124.55	0.20%
Outstanding full-value awards as of December 31, 2025	2,715,000			0.32%
Proposed new Shares available for awards under 2026 Plan	25,000,000			2.94%
Proposed new Shares available for awards under the 2026 Plan plus outstanding options and awards as of December 31, 2025*	29,391,000			3.46%
Number of common shares outstanding as of December 31, 2025	848,900,000			

* The proposed share reserve is subject to reduction for any awards granted under the 2021 Plan after December 31, 2025; as of such date there were 5,945,149 shares available for future awards under the 2021 Plan.

If we receive shareowner approval of the 2026 Plan, it will become effective as of the day of the 2026 Annual Meeting of Shareowners (May 7, 2026) and no further grants will be made under the 2021 Plan after such date. If we do not receive shareowner approval of the 2026 Plan, it will not go into effect and the Shares available for awards under the 2021 Plan will remain available for future issuance.

The Shares are not listed on a national securities exchange or traded in an organized over-the-counter market, but each Share is convertible into one share of UPS's class B common stock. The closing price of our class B common stock on the NYSE on March 2, 2026 was $114.42 per share. Therefore, the aggregate market value as of March 2, 2026 of the 25,000,000 Shares requested under the 2026 Plan is $2,860,500,000.

Limits on Compensation Paid to Non-Employee Directors

With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to any single non-employee director, including all cash fees and retainers paid during the fiscal year to the non-employee director, in respect of his or her service as a member of the board during such fiscal year, including service as a member or chair of any committee of the board, may not exceed $750,000. For purposes of such limit,(a) the value of awards will be determined based on the aggregate grant date fair value of all awards granted to non-employee director in such fiscal year (computed in accordance with applicable financial reporting rules) and (b) cash compensation will be counted towards this limit in the year earned (regardless of whether deferred), and any interest or other earnings on such compensation will not be counted towards the limit. The board may make exceptions of this limit for a non-executive chair of the board, as the board may determine in its discretion, provided that any such non-executive chair of the board receiving such additional compensation may not participate in the decision to award such compensation.

Dividends and Dividend Equivalent Rights

Neither dividends nor dividend equivalents may be paid with respect to options or SARs. Notwithstanding any other provision of the 2026 Plan to the contrary, with respect to any award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that such award is outstanding, then such dividends (or dividend equivalents) will either (1) not be paid or credited with respect to such award or (2) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable award and will only be paid at the time or times such vesting requirement(s) are satisfied.

Administration and Eligibility

The 2026 Plan will be administered by the Committee, except that the Board of Directors will administer the 2026 Plan with respect to non-employee directors. The Board of Directors also may at any time take on the powers, authority and duties of the Committee under the 2026 Plan. The Committee generally may delegate its power, authority and duties under the 2026 Plan, except as prohibited by law.

The Committee in general may: determine who among those eligible to participate will be granted awards; determine the amounts, types and sizes of awards to be granted; determine the terms and conditions of awards; determine whether, to what extent, and/or under what circumstances the vesting of awards will be accelerated; determine whether, to what extent, and under what circumstances (i) an award may be settled, or the exercise price thereof may be paid, in cash, Shares, other awards, or other property, or an award may be canceled, forfeited, exchanged, or surrendered (ii) the exercisability or vesting of an award will be accelerated, or to extend the period during which an award is exercisable, and (iii) cash, Shares, other awards, or other property payable with respect to an award will be deferred; determine the form of each award document; construe and interpret the terms of the 2026 Plan or any award documents under the 2026 Plan; establish additional terms, conditions, rules or procedures, including sub-plans, to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Participants favorable treatment under such rules or laws; establish, amend or waive rules and regulations and appoint necessary or advisable agents for the administration of the 2026 Plan; correct any defect or supply any omission or reconcile any inconsistency in the 2026 Plan; amend the 2026 Plan or the terms and conditions of any outstanding award subject to certain limits in the 2026 Plan, as explained below; and make other determinations which are necessary or advisable for the administration of the 2026 Plan. Determinations of the Committee will be final, binding, and conclusive.

Participants will consist of employees (as defined in the 2026 Plan) of UPS or a subsidiary or affiliate of UPS, directors of UPS, and consultants, agents or other persons other than employees or directors who render valuable services to UPS or a subsidiary or affiliate of UPS. As of March 19, 2026, the Company had thirteen directors and approximately 38,500 full-time management employees who would be eligible for awards under the 2026 Plan. The basis for participation in the 2026 Plan by eligible persons is the selection of such persons for participation by the Committee in its discretion.

Types of Awards

Stock Options

Stock options may be either nonqualified stock options or Incentive Stock Options. The exercise price of any stock option must be equal to or greater than the fair market value of a Share on the date the option is granted. The term of a stock option cannot exceed ten years. Incentive Stock Options may only be granted to participants who are employees of UPS or certain related companies. A stock option's terms and conditions, including the number of Shares to which the option pertains, exercise price, vesting and expiration of the option, whether the stock option is intended to be an Incentive Stock Option or a nonqualified stock option, and the extent to which the Participant has any rights to the stock option following termination of employment, directorship or other relationship with UPS or its affiliates, will be determined by the Committee and set forth in an award document.

Payment for Shares purchased upon exercise of a stock option must be made in full at the time of exercise. The exercise price may be paid (a) in cash or its equivalent, (b) by tendering previously acquired Shares having an aggregate value at the time of exercise equal to the total exercise price, (c) through a reduction in the number of Shares received through the exercise of the option, or (d) by a combination of (a), (b) and (c). The 2026 Plan includes further restrictions with respect to Incentive Stock Options.

Stock Appreciation Rights ("SARs")

Freestanding and tandem SARs, or any combination thereof, may be granted to Participants. A freestanding SAR is a SAR that is granted independently of any stock options. A tandem SAR is a SAR that is granted in connection with a related option, the exercise of which requires forfeiture of the right to purchase a Share under the related option (and when a Share is purchased under the option, the tandem SAR similarly is cancelled). Each SAR grant will be set forth in an award document that will specify the number of Shares to which the SAR pertains, the grant price, the term of the SAR, the form of payout (described below), the extent to which the Participant has any rights to the SAR following termination of employment, directorship or other relationship with UPS or its affiliates and such other provisions as the Committee determines. The term of a SAR cannot exceed ten years.

The grant price of a freestanding SAR will equal at least the fair market value of a Share on the date of grant. The grant price of a tandem SAR will equal the exercise price of the related stock option. Freestanding SARs will be exercisable on the terms and conditions approved by the Committee in its sole discretion.

Tandem SARs may be exercised for all or any part of the Shares subject to the related option, and only with respect to Shares for which its related stock option is then exercisable. Upon exercise of a tandem SAR, the related stock option will be automatically cancelled to the extent of the exercise of the tandem SAR, and vice versa. Additional rules apply to the exercise of tandem SARs granted in connection with Incentive Stock Options.

Upon exercise of a SAR, a participant will be entitled to receive payment in an amount determined by multiplying the difference between the fair market value of a Share on the date of exercise over the grant price, by the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination of cash and Shares.

Restricted Stock and Restricted Stock Units ("RSUs")

Each grant of restricted stock or RSUs will be evidenced by an award document that will specify the period of restriction on transferability, the number of Shares (or units tied to the value of Shares) granted, the extent to which the Participant has any rights to the restricted stock or RSU following termination of employment, directorship or other relationship with UPS or its affiliates and such other provisions as the Committee will determine, including restrictions based upon the achievement of specific performance goals, time-based restrictions or any combination thereof. UPS may retain possession of restricted stock until all conditions and restrictions applicable to such Shares have been satisfied. Restricted stock and RSUs will be forfeited to the extent that a participant fails to satisfy the applicable conditions or restrictions during the period of restriction. Each RSU will have a value at the time of payment equal to the fair market value of a Share on such date.

Generally, shares of restricted stock will become freely transferable by the Participant as soon as practicable after the last day of the applicable period of restriction, and RSUs will be paid in a single lump sum as soon as practicable following the close of the applicable period of restriction in the form of cash or in Shares (or in a combination of cash and Shares) as determined by the Committee and set forth in the award document. Participants holding restricted stock will generally have the right to vote such restricted stock during the period of restriction and, unless otherwise provided in the award document, will be entitled to cash dividends, stock dividends or other non-cash distributions with respect to the underlying shares; provided, however, that any such dividends or distributions will be subject to the same restrictions as the underlying restricted stock. Participants holding RSUs will not be entitled to voting rights with respect to the underlying Shares. At the discretion of the Committee and as may be set forth in an award document, Participants awarded RSUs may receive dividend equivalents, but will not be otherwise entitled to any dividends declared with respect to Shares. However, any such dividend equivalents credited with respect to such RSUs will be subject to the same vesting conditions as the underlying RSUs. The Committee may apply any additional restrictions to dividends and dividend equivalents that the Committee deems appropriate, including reinvestment in additional restricted stock or RSUs, and which may be settled in cash or Shares as determined by the Committee.

Restricted Performance Units ("RPUs") and Restricted Performance Shares ("RPS")

Each grant of RPUs and RPS will be evidenced by an award document that will specify the amounts of such awards, the extent to which the participant has any rights to the RPUs and RPS following termination of employment, directorship or other relationship with UPS or its affiliates and such other terms as the Committee may determine. The value of each RPU and RPS at the time of payment will not exceed the value of a Share on the date such RPU or RPS is paid. The Committee will set performance goals and other conditions, the achievement of which will determine the number and/or value of RPUs and RPS that are payable to the participant. RPUs and RPS will be forfeited to the extent the applicable performance goals or other conditions are not satisfied during the performance period.

Unless otherwise provided in an award document, payment of earned RPUs or RPS will be made in a single lump sum following the completion of the applicable performance period in the form of cash or in Shares (or in a combination thereof), with an aggregate fair market value equal to the value of the earned RPUs or RPS at the close of the performance period. At the discretion of the Committee, participants may receive dividends or dividend equivalents credited with respect to Shares payable with respect to RPUs or RPS not yet distributed to Participants and be entitled to exercise voting rights with respect to RPS. Any such dividends or dividend equivalents declared with respect to RPUs or RPS will be subject to the same vesting conditions as the underlying RPUs or RPS. In no event will dividends or dividend equivalents be paid or distributed until the vesting restrictions on the RPUs or RPS, as applicable, lapse. The Committee may apply any additional restrictions to dividends and dividend equivalents that the Committee deems appropriate, including reinvestment in additional restricted stock or RSUs, and which may be settled in cash or Shares as determined by the Committee.

Share and Cash Awards

Shares (other than restricted stock and RPS) and other awards that may be denominated or payable in, valued by reference to, or otherwise based on or related to, Shares, may be granted and cash be paid to Participants in such amounts, upon such terms, and at such times as determined by the Committee.

Performance Measures

The Committee may grant awards with performance-based vesting requirements under the 2026 Plan, using performance goals based on performance measures that the Committee selects in its discretion, including (but not limited to) one or more of the following performance measures that may apply on an individual or aggregate basis to the Participant, a business unit, a subsidiary, or UPS as a whole: earnings per share; net income (before or after taxes); free cash flow; return measures (including, but not limited to (1) return on assets; (2) return on equity; (3) return on operating capital; (4) return on invested capital; and (5) return on sales); cash flow return on investments; earnings before or after taxes, interest and depreciation; gross revenues; share price; shareowner return; pretax profit; economic value added; volume growth; package flow technology; successfully integrating acquisitions; reducing non-operations expenses; other operating efficiency measures or ratios; operating income; return on capital; return on capital employed; pre-tax income margin; and/or any other objective or subjective metric established by the Committee with respect to an award. Any of the performance measures may be compared to the performance of a selected group of comparison companies or a published or special index that the Committee in its sole discretion deems appropriate, or as compared to various stock market indices.

In determining attainment of performance goals, the Committee may exclude the effect of one or more events, including, without limitation, unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), acquisitions and divestitures, changes in the Company's capital structure, discontinued operations, extraordinary items, foreign currency gains and losses and the cumulative effect of tax and accounting changes, each determined in accordance with GAAP (to the extent applicable) and/or as identified in the financial statements, notes to the financial statements or management's discussion and analysis of financial condition and results of operations. The Committee must certify in writing prior to payment of, or such other event that results in the inclusion of income (for example, the vesting of RPUs) from, a performance-based award that the performance goals were satisfied.

Rights of Participants

The 2026 Plan does not confer on any Participant any right to continued employment or service with UPS or its affiliates and does not interfere with or limit the right of UPS and its affiliates to terminate a Participant's employment or service at any time. No employee, director, consultant, agent or other person who renders services to UPS or its affiliates has a right to be selected by the Committee to receive an award under the 2026 Plan, or if such person has in the past been selected, to be selected to receive a future award.

Change in Control

The 2026 Plan includes a non-liberal definition of "change in control." In general, except as otherwise defined for purposes of an award document, a change in control will be deemed to have occurred upon: (1) the consummation of a reorganization, merger, share exchange or consolidation resulting in a substantial change in UPS's ownership, as further described in the 2026 Plan; (2) a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or (3) individuals who, as of any date, constitute the Board of Directors of UPS, as of the end of the two-year period beginning on such date, cease for any reason to constitute at least a majority of the Board, unless their replacements are approved as described in the 2026 Plan (subject to certain exceptions).

Notwithstanding anything in the 2026 Plan to the contrary and unless provided in an applicable award document, the following treatment will apply to outstanding awards in connection with a change in control:

- *Treatment of Time-Based Awards in Connection With a Change in Control*: With respect to awards that are to become exercisable, nonforfeitable and transferable or earned and payable based solely on the passage of time, the Committee will accelerate exercisability, nonforfeitability and transferability of such "time-based" awards to the change in control date only if such awards are not assumed or converted in connection with the change in control. "Double trigger" treatment (in other words, a qualifying termination of service following a Change in Control) will apply to time-based awards in all other circumstances.

- *Treatment of Performance-Based Awards in Connection With a Change in Control:* With respect to awards that are to become exercisable, nonforfeitable and transferable or earned and payable based on the achievement of one or more objectively determinable performance conditions, the Committee will only accelerate exercisability, nonforfeitability and transferability of such "performance-based" awards to the change in control date (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on actual or target performance. "Double trigger" treatment will apply to performance-based awards in all other circumstances, (1) to the extent of actual achievement of the performance conditions or (2) on a prorated basis for time elapsed in ongoing performance period(s) based on actual or target performance.

Recoupment and Clawback of Awards

Awards granted under the 2026 Plan will be subject to recoupment in accordance with the Company's Incentive-Based Compensation Clawback Policy or any other clawback policy adopted by the Company as well as any recoupment requirements under applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an award document as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired Shares, the proceeds received from any sale of such Shares or any other cash or property upon the occurrence of misconduct. In addition, if an award has been paid to an executive officer or to his or her spouse or beneficiary, and the Committee later determines that financial results used to determine the amount of that award are materially restated and that the executive officer engaged in fraud or intentional misconduct, UPS will seek repayment or recovery of the award. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

Amendment and Termination

The Committee has the right to amend, suspend or terminate the 2026 Plan, in whole or in part, at any time. The Committee may amend any award previously granted without the prior written consent of the applicable Participant if such amendment does not adversely affect the award in any material way and may amend any award previously granted with the written consent of the award holder.

Without the prior approval of our shareowners, the 2026 Plan may not be materially amended if shareowner approval is required by law or applicable stock exchange listing requirement, or if the amendment would (1) increase the number of Shares available for awards under the 2026 Plan (except as provided under the share counting and adjustment provisions of the 2026 Plan), or (2) permit options, SARs or similar awards to be repriced, replaced, or regranted through cancellation in exchange for cash or another award, or by lowering the exercise, grant or purchase price of a previously granted award (except in the case of a change in control or for certain adjustments and award substitutions authorized under other provisions of the 2026 Plan as noted in the "Adjustments" section below), and no other action shall be taken with respect to stock options, SARs, or other stock-based awards that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the Shares are listed. In no event may awards be granted under the 2026 Plan on or after February 5, 2036.

Withholding

UPS may deduct or withhold, or require a participant to remit to UPS as a condition precedent for the fulfillment of any award, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the 2026 Plan.

Whenever Shares are to be issued or cash paid to a Participant upon the grant, exercise or vesting of an award, UPS has the right to require the Participant to remit to UPS, as a condition to the grant, exercise or vesting of the award, an amount sufficient to satisfy federal, state and local withholding tax requirements at the time of such grant, exercise or vesting. Unless otherwise determined by the Committee at the time the award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the award the number of Shares having a fair market value (as defined in the 2026 Plan) on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements (up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification), in accordance with such procedures established by the Committee.

Restrictions on Transferability

Except as otherwise provided in the applicable award document, no stock option, SAR, restricted share, RSU, RPU, RPS, cash award or other Share award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant, other than by will or by the laws of descent and distribution. Stock options and SARs will be exercisable, during the Participant's lifetime, only by the Participant; or if the Participant is incapacitated and unable to exercise his or her stock option or SAR, such stock option or SAR may be exercised by his or her legal guardian or representative (such incapacity and such legal guardian or representative as determined under our short-term or long-term disability policies). The Committee may impose restrictions on any Shares acquired pursuant to an award under the 2026 Plan as it may deem advisable.

Adjustments

If UPS effects a subdivision or consolidation of shares of stock or other capital adjustment (or similar transaction), the maximum number and kind of Shares that may be awarded under the 2026 Plan, the number and kind of and/or price of Shares subject to outstanding awards, the annual limit on non-employee director compensation, and other award terms, will be adjusted in the same manner and to the same extent as all other Shares.

If there are material changes in UPS's capital structure resulting from the payment of a special dividend or other distribution to shareowners without receiving consideration, a spin-off, the sale of a substantial portion of UPS's assets, a merger or consolidation in which UPS is not the surviving entity, or other extraordinary non-recurring event affecting UPS's capital structure and the value of Shares, or other similar corporate transactions or events, the Committee will make equitable adjustments in the maximum number and kind of Shares that may be awarded under the 2026 Plan, the number and kind of and/or price of Shares subject to outstanding awards, the annual limit on non-employee director compensation, and other award terms, to prevent the dilution or enlargement of the rights of Participants.

In the event of any transaction or event described above, the Committee may provide such alternative consideration (including cash), if any, in substitution for any or all outstanding awards under the 2026 Plan as it determines to be equitable in the circumstances and will require the surrender of all awards so replaced in a manner that complies with Section 409A of the Code (to the extent applicable). In addition, for each stock option or SAR with an exercise price or grant price, as applicable, greater than the consideration offered in connection with any such transaction or event described in this section or in a change in control, the Committee may in its discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR.

Subject to applicable limitations under the 2026 Plan, the Committee may also make adjustments in the terms, conditions and criteria of awards in recognition of unusual or nonrecurring events effecting UPS or its financial statements or of changes in applicable law or accounting principles when and if the Committee deems appropriate in order to prevent dilution or enlargement of benefits under the 2026 Plan.

Corporate Transactions

If UPS engages in a merger, consolidation, combination, exchange of shares, acquisition or other business transaction with another organization and the terms of such transaction require UPS or one of its affiliates to assume an equity plan of the other organization (an "acquired plan"), any shares of stock available under the acquired plan (as adjusted and converted into Shares in accordance with the terms of the transaction) will be available for awards under the 2026 Plan, subject to applicable shareowner approval and stock exchange requirements (subject to certain exceptions in the 2026 Plan). Such shares shall not reduce the number of Shares available for issuance under the 2026 Plan; provided, however, that such awards shall not be made after the date awards or grants could have otherwise been made under the terms of such acquired plan to the extent required under applicable stock exchange requirements.

If UPS engages in such a transaction, or a recapitalization, reorganization, spin-off, or other transaction with another organization, the Committee in its absolute discretion may (1) grant awards under the 2026 Plan in substitution and cancellation of the awards awarded to an individual by such other organization or (2) assume such awards made to an individual by such other organization as if UPS had granted such awards under the 2026 Plan. Awards made in substitution for awards canceled as a result of such transaction may have an exercise price or grant price less than the fair market value of a Share on the date such award is granted and such other terms and conditions as consistent with such canceled awards; provided that no stock option or SAR may be granted in substitution for such award if such stock option or SAR provides for a deferral of compensation subject to Section 409A of the Code.

Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to awards made pursuant to the 2026 Plan are technical, and reasonable persons may differ on the proper interpretation of the rules. Moreover, the applicable statutory and regulatory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. The following discussion is designed to provide only a brief, general summary description of the federal income tax consequences associated with the awards, based on a good faith interpretation of the current federal income tax laws, regulations (including applicable proposed regulations) and judicial and administrative interpretations. The following discussion is presented for the information of shareowners considering how to vote on this proposal and not for 2026 Plan Participants, and it does not set forth any federal tax consequences other than income tax consequences or any state, local or foreign tax consequences that may apply.

Incentive Stock Options ("ISOs"). An optionee will not recognize taxable income upon the grant or upon the exercise of an ISO (although the exercise of an ISO may in some cases trigger liability for the alternative minimum tax). Upon the sale of Shares underlying an ISO("ISO Shares"), the optionee will recognize income in an amount equal to the excess, if any, of the fair market value of those Shares on the date of sale over the exercise price of the ISO Shares. Any income will be taxed at the long-term capital gains rate if the optionee has not disposed of the ISO Shares within two years after the date of the grant of the ISO and has held such Shares for at least one year after the date of exercise of the ISO. ISO holding period requirements are waived when an optionee dies. If an optionee sells ISO Shares before having held them for at least one year after the date of exercise of the ISO and two years after the date of the grant, the optionee will recognize ordinary income to the extent of the lesser of: (1) the gain realized upon the sale; or (2) the excess of the fair market value of the ISO Shares on the date of exercise over the exercise price. Any additional gain will be treated as long-term or short-term capital gain depending upon how long the optionee held the ISO Shares prior to disposition.

Nonqualified Stock Options ("NQSOs"). An optionee will not recognize taxable income upon the grant of an NQSO. Upon the exercise of such a stock option, the optionee will recognize ordinary income to the extent the fair market value of the Shares received upon exercise of the NQSO on the date of exercise exceeds the exercise price.

Restricted Stock. A Participant who receives an award of restricted stock will not generally recognize taxable income at the time of the award. Instead, the Participant will recognize ordinary income in the first taxable year in which the Participant's interest in such Shares becomes either: (1) freely transferable; or (2) no longer subject to substantial risk of forfeiture. The amount of taxable income will be equal to the fair market value of the Shares less the cash, if any, paid for the Shares. A Participant may elect to recognize income at the time of grant of restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the Shares) on the date of the award.

SARs. A Participant who receives SARs will not generally recognize taxable income at the time of the award. A Participant who exercises a SAR will recognize ordinary income upon the exercise in an amount equal to the amount of cash and the fair market value of any Shares received as a result of the exercise.

Other Awards. In the case of an award of RSUs, RPUs, RPS, other Shares or cash, a Participant will generally recognize ordinary income in an amount equal to any cash received and the fair market value of any Shares received on the date of payment.

Section 409A. Section 409A of the Code provides special tax rules applicable to programs that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional tax equal to 20% of the amount included in income, and interest on deemed underpayments in certain circumstances. While certain awards under the 2026 Plan could be subject to Section 409A, the 2026 Plan has been drafted with the intent to comply with the requirements of Section 409A, where applicable.

Tax Consequences to UPS and its Subsidiaries. In general, to the extent that a participant recognizes ordinary income in the circumstances described above, UPS or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

New Plan Benefits

Because benefits under the 2026 Plan will depend on the Committee's actions and the fair market value of the Shares at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other potential Participants if the 2026 Plan is approved by shareowners.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of Shares under the 2026 Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933 as soon as practicable after approval of the 2026 Plan by shareowners.

Ownership of Our Securities

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to each person known to us to be the beneficial owner of more than 5% of either our class A or class B common stock, based on SEC filings by such persons. Class A shares are entitled to ten votes per share and class B shares are entitled to one vote per share on each matter acted upon at the Annual Meeting. Class A shares are held by current and former employees and are not publicly traded. As of March 2, 2026, there were 104,536,604 outstanding shares of class A common stock and 744,711,293 outstanding shares of class B common stock.

Name and Address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1], 55 East 52nd Street, New York, NY 10055	44,732,830	6.0%
The Vanguard Group[2], 100 Vanguard Blvd., Malvern, PA 19355	67,218,177	9.0%

(1) According to a Schedule 13G/A filed with the SEC on April 17, 2025, BlackRock, Inc. has sole voting power with respect to 40,595,539 shares and sole dispositive power with respect to all 44,732,830 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group has shared voting power with respect to 918,229 shares, sole dispositive power with respect to 64,027,901 shares and shared dispositive power with respect to 3,190,276 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of March 2, 2026, by each of our NEOs, each of our directors and all of our executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1]		Total Shares Beneficially Owned[4]
	Class A Shares[2][3]	Class B Shares	
Named Executive Officers			
Carol Tomé	727,465	24,718	752,183
Brian Dykes	20,548	—	20,548
Nando Cesarone	81,783	1	81,784
Kate Gutmann	254,577	—	254,577
Bala Subramanian	32,293	—	32,293
Non-Employee Directors			
Rodney Adkins	25,742	—	25,742
Eva Boratto	7,884	1,400	9,284
Kevin Clark	2,548	228	2,776
Wayne Hewett	7,884	868	8,752
Angela Hwang	8,292	—	8,292
Kate Johnson	7,518	—	7,518
William Johnson	43,835	10,160	53,995
Franck Moison	16,277	—	16,277
John Morikis	2,075	1,576	3,651
Christiana Smith Shi	14,043	500	14,543
Russell Stokes	7,518	400	7,918
Kevin Warsh	28,184	—	28,184
Executive Officers and Directors as a Group (20 persons)	**1,540,632**	**39,851**	**1,580,483**[5]

(1) Includes shares for which the named person or group has sole voting or investment power or has shared voting or investment power with his or her spouse.

(2) Includes class A shares that may be acquired through May 1, 2026 upon the conversion of RSUs which would occur following a separation from the Board of Directors, including 30,326 RSUs held by Carol Tomé in connection with her prior service as a non-employee director.

(3) Includes class A shares that may be acquired through stock options exercisable through May 1, 2026 as follows: Tomé — 524,445; Dykes — 6,326; Cesarone — 40,251; Gutmann — 157,145; Subramanian — 9,903; and directors and executive officers as a group — 917,111.

(4) All directors and executive officers individually and as a group held less than 1.5% of outstanding shares of each of class A and class B common stock outstanding as of March 2, 2026. Assumes that all options exercisable through May 1, 2026 and owned by the named individual are exercised, and that shares acquirable under RSUs through May 1, 2026 are so acquired. The total number of shares outstanding used in calculating this percentage for each individual person also assumes that none of the options owned by other named individuals are exercised and that none of the shares acquirable under the RSUs held by other named individual are so acquired.

(5) Directors hold vested equity interests that, in accordance with SEC reporting rules, are not reported in the table above because the individual does not have the right to acquire beneficial ownership of the underlying shares within 60 days of March 2, 2026. These equity interests represent additional financial interests in UPS that are subject to the same market risks as ownership of our common stock. For Carol Tomé, represents 1,558 phantom stock units; and for Wayne Hewett, Franck Moison and Kevin Warsh, represents deferred non-employee director retainer fees allocated to 1,402, 1,496 and 14,088 shares of UPS common stock, respectively, within the UPS Deferred Compensation Plan. In addition, Carol Tomé and Nando Cesarone hold 1,983 and 240 shares of UPS common stock, respectively, within the UPS Deferred Compensation Plan. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Carol's phantom stock units were awarded during her prior service as a non-employee director. Dividends paid on UPS common stock are credited to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Audit Committee Matters

Proposal 4 — Ratification of Auditors

What am I voting on? Ratify the Audit Committee's (as used in this Audit Committee Matters section, the "Committee") appointment of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for 2026.

Board Recommendation: Vote **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2026.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Deloitte has been our independent auditor since we became a publicly traded company in 1999. Prior to 1999, Deloitte served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2025 consolidated financial statements and our internal control over financial reporting.

The Committee appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2026. The board recommends that shareowners ratify Deloitte's appointment. Although shareowner ratification is not required, the board believes that seeking ratification is a good corporate governance practice. If not ratified, the Committee will reconsider Deloitte's appointment. Even if ratified, the Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A Deloitte representative is expected to attend the Annual Meeting, will have the opportunity to make a statement if desired, and be available to respond to appropriate shareowner questions. Additional information about the Committee, Deloitte's appointment and fees and other related matters follows.

Audit Committee Report

Roles and Responsibilities. The Committee's key responsibilities are described in its charter. The charter is reviewed annually and is available in the Corporate Governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the Company's accounting, reporting and financial practices;
- overseeing the Company's accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of financial statements and evaluating major financial risks;
- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and
- overseeing the Company's disclosure controls and internal controls, compliance with legal and regulatory requirements, and our Code of Conduct and Ethics.

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and the Company's internal control over financial reporting and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Committee appoints the independent registered public accounting firm, approves the terms of the audit engagement, and reviews and approves Deloitte's fees. In this context, the Committee discussed the terms of Deloitte's 2026 audit engagement, the audit's overall scope and plan, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Committee asked Deloitte questions relating to such matters.

Financial Statement Oversight. The Committee met with management and Deloitte to review and discuss the Company's audited financial statements and internal control over financial reporting. The Committee discussed with management and Deloitte the critical accounting policies applied by the Company in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

The Committee regularly met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting.

Internal Audit Oversight. The Committee reviewed UPS's internal audit plan and the performance, responsibilities, charter, budget and staffing of UPS's internal audit function.

Compliance and Ethics Oversight. The Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Committee also oversaw compliance with procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte provided the Committee with the written disclosures and the letter required by the PCAOB regarding Deloitte's communications with the Committee concerning independence. The Committee discussed Deloitte's independence with the firm and considered whether Deloitte's provision of non-audit services was compatible with their independence.

Pre-approvals. The Committee requires the pre-approval of all audit and non-audit services provided by Deloitte. The Committee reviewed and pre-approved all fees paid to Deloitte.

Committee Assessment of Deloitte. The Committee, along with management and the Company's internal auditors, reviewed Deloitte's 2025 performance. The Committee considered the continued independence, objectivity and professional skepticism of Deloitte, the length of time that Deloitte has served as the Company's independent auditors, the breadth and complexity of the business and its global footprint. The Committee also considered external data and management's perception of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff, Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing independent registered public accounting firms.

The Committee determined that Deloitte can provide both the necessary expertise and has a similar global footprint to effectively audit UPS worldwide. The Committee also considered the efficiencies resulting from Deloitte's deep understanding of our business, Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Additionally, the Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules.

Based on the results of its review, the Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as the Company's independent registered accounting firm for 2026. The board recommends that shareowners ratify this appointment.

Furthermore, the Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

The Audit Committee

Eva Boratto, Chair
Kevin Clark
Wayne Hewett
Angela Hwang
John Morikis

Principal Accounting Firm Fees

The Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audits of the Company's financial statements for each of the fiscal years ended December 31, 2025 and 2024. The aggregate fees billed to us by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates are listed in the table:

	2025	2024
Audit Fees[1]	$21,173,000	$21,881,000
Audit-Related Fees[2]	$2,823,000	$2,610,000
Total Audit and Audit-Related Fees	$23,996,000	$24,491,000
Tax Fees[3]	$149,000	$139,000
All Other Fees[4]	$53,000	$203,000
Total Fees	$24,198,000	$24,833,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, and other attestations.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims and payment planning and tax audit assistance.

(4) Fees for professional services performed by Deloitte with respect to assessment of climate reporting readiness, financial statement compilation for certain subsidiaries and other fees, including subscription fees to the Deloitte online accounting research platform.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Committee. Any proposed services exceeding pre-approved cost levels also require specific approval by the Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is 12 months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval and may revise the list from time to time based on subsequent determinations.

The Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Committee at its next scheduled meeting for review by the Committee. The policy prohibits the Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below shareowner proposals and the shareowner proponents' supporting statements. The board's response to each proposal and voting recommendation are also set forth below. The board recommends a vote against each proposal because it does not believe the proposals will drive or create long-term shareowner value. Each shareowner proposal will be voted on at the Annual Meeting only if properly presented at the meeting. The Company is not responsible for any inaccuracies contained in the proposals.

Proposal 5 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Board Recommendation: Vote **AGAINST** this proposal because:

- UPS's dual-class structure avoids concentrated voting power or any level of control.
- UPS's governance policies and procedures are aligned with best practices and provide meaningful protections to shareowners.
- UPS's dual-class capital structure is effectively being "sunset" through both governance and corporate practices.
- UPS's unique capital structure promotes shareholder alignment and contributes to its long-term success.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he intends to present the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Proposal 5 - Support Equal Voting Rights for Each Shareholder



Shareholders request that our Board of Directors take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to only one-vote per share for other shareholders. Corporate governance advocates have suggested a 7-year transition to equal voting rights for each share.

In spite of lopsided shares having 10-times more voting power, support for this UPS proposal topic has steadily grown from 21% in 2013 to 38% in 2025.

With stock having 10-times more voting power UPS takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. It is important to continue to vote for this proposal to block UPS management from finding creative ways to further reduce their money at risk at UPS while maintaining the same control.

Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an undemocratic 80%-vote in order to make certain improvements to our corporate governance.

This undemocratic 80% vote requirement translates into a well over a 100% vote requirement from the shares that typically vote at the annual meeting. The UPS governance score is 10 with 10 being the worst possible score. The shareholder rights score is 10 and the executive pay score is 8.

For the next UPS shareholder meeting a number of UPS directors need to focus on getting less than 200 million against votes each.


Please vote yes:
Support Equal Voting Rights for Each Shareholder — Proposal 5


Response of UPS's Board

UPS has long cultivated an employee ownership culture. This culture has helped it grow and thrive. Current and former employees have been important UPS shareowners since well before the Company's IPO. UPS founder Jim Casey fostered this culture and an ownership mindset by urging his partners to run their departments like their own small businesses. UPS's capital structure was adopted in connection with the Company's IPO in order to help motivate employees, who would own only a small portion of the number of shares outstanding after the IPO, to continue to act like significant owners of the Company.

UPS's ownership structure includes two classes of common stock. Class A shares are issued as incentive compensation to further our culture and ownership mindset. This structure motivates our employees to help facilitate UPS's long-term success, resulting in aligned interests among all shareowners. Class A shares can only be held by current and former employees, directors and their spouses or children. The structure also enhances employee engagement. The class B shares have been publicly issued and are publicly traded.

The board strongly disagrees with this proposal's characterization of UPS's capital structure and governance. UPS's unique capital structure does not contain the risks typically associated with dual-class capital structures, such as concentrated voting power within a limited number of people (i.e., company founders) who have interests that may not align with other shareowners, promotion of managerial entrenchment or provision for disparate financial returns. In fact, the governance provisions overlaying UPS's capital structure are designed to limit any of these potential concerns.

UPS's dual-class structure avoids concentrated voting power or any level of control; UPS's governance documents would limit voting power in the event of vote concentration

Dual-class structures are typically designed to concentrate voting control in an individual or small group of holders. The design and effect of UPS's dual-class structure limit the likelihood of concentrated voting power and reduces risks of any holder exercising a significant level of control. UPS's class A shares have been widely issued to employees and directors, and are held by approximately 155,000 current and former employees, from operations employees to executive officers. No single holder or group of holders owns any significant voting block. Our executive officers and directors, collectively, hold less than 1.5% of our total voting power. As a result, no founders, executive officers, directors or other holders are able to exercise control or any significant influence over voting outcomes.

To further reduce any risk resulting from concentrated voting power, UPS's certificate of incorporation (the "Certificate") limits the voting rights of a holder in the event of a concentration of ownership. Specifically, the voting power of any shareowner, whether the holder of class A or class B common stock, would be restricted if that holder controls over 25% of UPS's outstanding voting power.

UPS already maintains well aligned governance practices: there is no management or board entrenchment, stakeholder input is considered in connection with governance updates, and equal financial treatment for both classes of stock is required

UPS's robust corporate governance practices are well aligned with more traditional single-class capital structures. For example, UPS's capital structure is not designed or used for management or board entrenchment purposes. Our board chair is independent, and we maintain a fully independent board (other than our CEO). Our CEO has served in that role only since June 2020. The board regularly and actively reviews and considers succession planning issues. Since 2020, we have added seven new board members and, as of the Annual Meeting, will have had seven board members retire. In addition, we have had significant turnover at the Executive Leadership Team level during this time.

Furthermore, we regularly evaluate and update our governance processes and practices, including based on stakeholder input. Examples of these updates are described under "Stakeholder Engagement" elsewhere in this proxy statement. In addition, the Certificate generally requires equal economic treatment of both classes of stock, so that holders of one class of stock cannot receive disparate economic or financial treatment as a result of the different voting rights.

UPS's dual-class capital structure is effectively being "sunset" through both governance and corporate practices

UPS's Certificate contains provisions that act as a "sunset" provision on outstanding class A shares. This is accomplished through significant transfer restrictions; in most cases proposed class A share transfers require or result in the conversion of those shares to class B shares. As a result, transfers generally reduce the number and percentage of class A shares outstanding, while correspondingly increasing the number and percentage of class B shares outstanding. Further, the Company's recent pay mix redesign - which has had the effect of reducing the number of class A shares issued each year - has accelerated this reduction. The number of outstanding shares of class A common stock has been declining on average around 3% per year since the Company went public, and is expected to increase in future years.

UPS's unique capital structure promotes shareowner alignment and contributes to its long-term success

The provisions underlying UPS's dual-class capital structure do not impact management's goal of long-term value creation. Management runs our Company with a sense of purpose by focusing on sustainable value creation for the benefit of all Company stakeholders while avoiding drawbacks associated with an excessive emphasis on the short-term. In this regard, the interests of all UPS shareowners are aligned.

The board believes that UPS's current capital structure does not present governance risks and continues to be in the best interests of the Company and its stakeholders. Shareowners have agreed with this assessment when they rejected similar proposals every year since 2013.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 6 — Shareowner Proposal Requesting an Independent Third-Party Evaluation of the Impacts of UPS Operations Affecting BIPOC and Low-Income Communities

What am I voting on? Whether you want the Company to engage a third-party to audit and prepare an additional report on the impacts of the Company's operations affecting black, indigenous, and people of color ("BIPOC") and low-income communities.

Board Recommendation: Vote **AGAINST** this proposal because:

- UPS is helping to deliver pathways to empower resilient, just, and safe communities.
- UPS has been widely recognized by independent third-parties for its efforts.
- UPS already provides transparent, comprehensive disclosures for stakeholders.
- UPS maintains effective governance structures, compliance programs and audit practices.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

Myra K. Young, 9295 Yorkship Ct, Elk Grove, CA 95758, has advised us that she intends to present the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

WHEREAS: Environmental injustice is a structural threat that intensifies the impacts of the climate crisis on vulnerable communities. According to Parnassus Investments, companies that fail to manage and reduce their pollution impacts increase exposure to material financial risks, including heightened regulatory scrutiny, potential litigation, operational disruptions, and damage to brand reputation.[1] This is particularly true when company actions create environmental injustice, which amplifies the impacts of the climate crisis on already overburdened communities, reducing their capacity to adapt and recover from climate harm.[2] Investors recognize that unmanaged environmental justice risks can disrupt operations, weaken competitiveness, and erode long-term shareholder value.

According to the Environmental Protection Agency's (EPA) Enforcement and Compliance History Online (ECHO) database, United Parcel Service Inc (UPS) has incurred hundreds of Resource Conservation and Recovery Act (RCRA) pollution violations over the last five years that disproportionately affected Black, Indigenous, and People of Color communities (BIPOC).[3] As of October 20, 2025, it had accrued 568 RCRA violations in communities with 25% or more people of color; and 378 in communities with 40% or more people of color.[4] These violations range from improper waste disposal and storage to inadequate record keeping and training.

In October 2022, UPS paid a $5.325 million penalty to resolve violations of hazardous waste regulations at 1,160 facilities across forty-five states and the territory of Puerto Rico.[5] In August 2025, UPS was ordered to pay another $1.745 million for unlawful disposal of hazardous and medical waste at 140 of its facilities.[6]

UPS' most recent 10-K acknowledges the material risk arising from "adverse publicity or public sentiment surrounding labor relations, safety matters, environmental, sustainability and governance concerns" and cites "environmental liability" as having the potential to subject the Company to "various claims and lawsuits that could result in significant expenditures".[7] An environmental justice audit would assist UPS in mitigating adverse impacts on affected communities while reducing legal liabilities and brand damage.

(1) https://parnassus.com/insights/article/investment_case_for_environmental_justice

(2) https://news.climate.columbia.edu/2020/09/22/climate-change-environmental-justice/

(3) https://echo.epa.gov/

(4) https://echo.epa.gov/

(5) https://www.epa.gov/newsreleases/ups-settles-epa-correct-alleged-hazardous-waste-violations-nationwide

(6) https://rivcoda.org/UPS_violation#:~:text=United%20Parcel%20Service%20(UPS)%20has%20been%20ordered,Corrosive %20materials%20*%20Items%20containing%20Drug%20Facts

(7) https://investors.ups.com/sec-filings/all-sec-filings?form_type=10-K&year=##document-4275-0001090727-25-000019-2

 

RESOLVED: Shareholders request that UPS, at reasonable cost and omitting proprietary information, disclose an evaluation conducted by an independent third-party of the impacts of its operations affecting BIPOC and low-income communities.

Response of UPS's Board

As a global company, UPS understands the importance of acting responsibly as a business, an employer and a corporate citizen. We seek to lead by example, as a caring and sustainable company making a difference in the communities we serve. This includes monitoring, evaluating and seeking to mitigate any potential adverse impacts of our operations on all communities in which we operate and complying with hazardous waste and pollution rules and regulations.

UPS undertakes significant efforts to support vulnerable communities. The UPS Foundation (the "Foundation") has led UPS's global citizenship and philanthropic efforts since 1951. The UPS Foundation's philanthropic approach centers on four focus areas (HELP): health and humanitarian relief, equity and economic empowerment, local engagement and planet protection. UPS is a recognized leader in this area, having received numerous third-party awards and recognition demonstrating its commitment to its customers, workers, communities and the environment.

In addition, UPS already provides significant and transparent environmental reporting through disclosures and regular updates on our efforts, risks, and challenges associated with the impact of our operations and related board oversight.

UPS is helping to deliver pathways to empower resilient, just, and safe communities

UPS recognizes that, as a global company, it has an obligation to all communities it serves. UPS undertakes its responsibility in this regard in numerous ways, including through its charitable arm, The Foundation. The Foundation's mission is to deliver pathways to empower resilient, just, and safe communities, investing in our global communities with cash grants, in-kind support and passionate volunteers. The Foundation delivers health and humanitarian relief solutions for underserved and impacted communities through partnerships and innovative logistical expertise; invests in organizations that address systemic education and economic barriers and create opportunities for underserved women, youth, and marginalized communities to deliver economic empowerment; and leverages UPS's human capital to inspire and mobilize volunteers and organizations to deliver impact to local communities and make a measurable difference in society. As a result of these efforts, UPS has made significant progress in empowering the communities we serve, advancing sustainable solutions, and driving meaningful change. For example, through the end of 2024, the Company had positively impacted over 518 million lives toward its goal of 1 billion by 2040, with 39% of charitable funding directed toward underserved women, youth, and marginalized communities. The Company is also on track to plant 50 million trees by 2030, with 38.4 million planted through 2024 to help protect our planet. And as our served communities continue to grow and evolve, so will the Foundation's philanthropic approach, with a continued focus on the four areas representing the purpose of the Foundation's mission and reflecting UPS's values.

UPS has been widely recognized by independent third-parties for its efforts

UPS has received numerous awards and recognition demonstrating its efforts. In 2025, The Points of Light Civic 50 survey recognized UPS as one of the 50 most community-minded companies in the U.S. The survey identifies the top 50 companies that create a culture of service and caring for the communities where they do business. This marks the 11th time UPS has received this recognition. In addition, Sustainability Magazine ranked UPS the No. 1 Sustainable Logistics Company. The magazine recognized UPS for its industry-leading efforts to embed sustainability across its global network — from AI-powered route optimization and renewable energy use to carbon neutral shipping and customer-focused emissions solutions. UPS ranked No. 1 in the Transport, Logistics & Packaging category on Newsweek's Most Trustworthy Companies in America list. This list highlights brands that have secured top spots in consumer trust and built strong reputations for integrity and reliability.

UPS already provides transparent and comprehensive environmental disclosures for stakeholders

UPS already provides comprehensive and transparent environmental reporting. We have published sustainability-related disclosures showcasing our efforts and considerations around our investors, our customers, our employees and the communities in which we operate since our first Corporate Sustainability Report in 2003. In recent periods, UPS has accelerated the timing of these disclosures so that interested stakeholders have access to more up-to-date information relating to the Company's goals, progress, achievements, risks and challenges in advance of the Company's annual meetings. These include disclosures under the Global Reporting Initiative ("GRI") and the CDP (formerly the Carbon Disclosure Project) frameworks, as well as an annual Sustainability and Community Impact Report which highlights our efforts to empower resilient, just and safe communities. The GRI report includes details on our value chain, compliance with laws and regulations, community engagement, community impact of our operations, and societal benefits of our business activities. The board reviews the GRI report and the Company engages an independent third party that provides assurance on the GRI report. Additional material issues are disclosed and described in our periodic filings with the SEC. These disclosures and actions are intended to provide stakeholders with information regarding our sustainability efforts, activities, and related risks.

UPS maintains effective governance structures and practices

Our existing governance structures and practices facilitate the consideration of stakeholder input and provide the flexibility we need to deliver on our strategic goals, including executing on our obligations to the communities we serve. For example, the board's Nominating and Corporate Governance Committee is responsible for oversight of environmental sustainability matters and risks, regularly monitoring the development, implementation, and progress of UPS's environmental sustainability goals. The Chief Sustainability Officer reports directly to the CEO and provides regular updates to the Committee. This allows the board and management to provide effective oversight of the Company's sustainability strategy, including risks and opportunities associated with environmental impacts. Our disclosures on these matters are regularly updated and subject to rigorous review. Additional prescriptive requirements, such as the proposed audit, are unnecessary given the robust oversight already embedded in our governance framework.

UPS maintains effective compliance and audit programs to comply with hazardous waste and pollution rules and regulations

Proper management of waste is a top compliance priority for UPS, and the Company strives to meet or exceed applicable regulatory requirements and industry standards. UPS maintains a comprehensive waste management training program for its employees. For example, employees are trained on the proper response to spills or leaking packages that may occur during transportation or at a UPS facility. Further, UPS conducts more detailed, job-specific training on the waste management requirements of the Resource Conservation and Recovery Act (RCRA) for all employees who respond to spills or leaking packages. UPS also maintains a Damaged Materials Program (DMP) to manage and dispose of hazardous waste in accordance with applicable regulations. The Company conducts regular audits of its facilities' compliance with hazardous waste requirements, including proper disposal, storage, recordkeeping, and training. Audit findings are addressed promptly to promote ongoing adherence to applicable regulations and continuous improvement in the Company's training and procedures. The Company's Internal Audit function, which reports directly to our independent Audit Committee, regularly evaluates the effectiveness of risk management and governance processes, including those related to environmental compliance and hazardous waste management.

The proposed audit would be redundant and inefficient

UPS takes a number of steps designed to result in continuous improvement in our sustainability and community impact efforts. We continue to engage with stakeholders, monitor regulatory developments, and enhance our disclosures as appropriate. Given the controls, disclosures, and ongoing third-party assurance already in place, the board believes that commissioning an additional independent audit would be duplicative and not an efficient use of resources. UPS already provides transparency through disclosures and regular updates on our progress, risks, and opportunities associated with our sustainability efforts. UPS's current approach provides stakeholders with the information necessary to assess performance and risks without incurring unnecessary costs or duplicative processes.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 7 — Shareowner Proposal Requesting a Report Describing If and How the Company Plans to Align its Operations and Investments with its Carbon Neutrality Goal

What am I voting on? Whether you want the Company to prepare an additional report describing alignment with its goal to become carbon neutral by 2050.

Board Recommendation: Vote **AGAINST** this proposal because:

- UPS already provides transparent, comprehensive environmental sustainability disclosures with regular updates on our progress.
- Management supplements the Company's disclosures with ongoing engagements with key stakeholders.
- UPS's board, directly and through its committees, provides effective oversight of UPS's strategy, which includes environmental sustainability-related risks and opportunities.
- Management's execution of our strategy is fiscally responsible and uses sound engineering principles.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

As You Sow, 11461 San Pablo Ave. Suite 400, El Cerrito, CA 94530, on behalf of Kelly Schoonmaker Inherited IRA, Oakland, CA, and Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, Missouri 63131, have advised us that they intend to present the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

WHEREAS:

UPS' Fossil Fuel Reliance Heightens Climate-Related Financial Risks

UPS faces heightened climate-related risks due to dependence on diesel and jet fuel across its global fleet. In its 2025 10-K, the Company acknowledges that climate change poses "financial and operational risks," including weather-related disruptions.[1] These risks are no longer hypothetical: extreme weather in 2024 caused an estimated $100 billion in global supply chain losses;[2] by 2060, analysts project that climate-driven supply chain disruptions could cost up to $24 trillion.[3] Scientists project global climate damages in the range of $19-59 trillion annually by 2050—five times the cost of limiting warming to 2°C.[4] Continued emissions from UPS' operations risk locking in further economic losses.

For a logistics company like UPS, whose value proposition rests on operational reliability and resilient supply chains, these operational, financial, and systemic risks could threaten asset performance and increase the cost of capital.[5]

UPS Risks Falling Behind on Climate Targets Amid Misaligned Capital Spending

UPS' emissions per package have increased since its baseline year, despite targets to cut intensity 50% by 2035 and reach carbon neutrality by 2050.[6] In 2024, only one-third of UPS' capital expenditures supported environmental sustainability goals, while its continued investment in natural gas vehicles risks locking in higher emissions and lifecycle costs for decades.[7] These trends indicate a misalignment between UPS' capital allocation and its stated climate commitments.

(1) https://www.sec.gov/ix?doc=/Archives/edgar/data/1090727/000109072725000019/ups-20241231.htm, p.12

(2) https://www.freightwaves.com/news/weathers-wrath-supply-chains-reel-from-2024s-extreme-events

(3) https://www.sciencedaily.com/releases/2024/03/240313135634.htm

(4) Historical emissions already commit the global economy to approximately 17% Gross Domestic Product (GDP) reduction by 2050. https://www.pik-potsdam.de/en/news/latest-news/38-trillion-dollars-in-damages-each-year-world-economy-alreadycommitted-to-income-reduction-of-19-due-to-climate-change, as revised by https://www.pik-potsdam.de/en/news/latestnews/nature-study-on-economic-damages-from-climate-change-revised

(5) https://www.unepfi.org/wordpress/wp-content/uploads/2024/05/Climate-Risks-in-the-Transportation-Sector-1.pdf

(6) https://about.ups.com/content/dam/upsstories/images/our-impact/reporting/2024-UPS-GRI-Report.pdf, p.27, 29

(7) https://www.sec.gov/ix?doc=/Archives/edgar/data/1090727/000109072725000019/ups-20241231.htm, p.49

UPS Lags Competitors

Peers such as DHL and FedEx demonstrate stronger governance and execution of climate strategy.[8] Both have committed to value chain emission reduction targets through the Science Based Targets initiative, conduct scenario analyses, apply a double materiality approach, and link executive pay to sustainability outcomes. They also define clear vehicle electrification milestones that align capital allocation with emissions reductions and long-term competitiveness. UPS lags peers across each of these dimensions.

Investors seek greater visibility into how UPS is integrating climate-related risks and opportunities into its financial and strategic decision-making. A comprehensive climate transition plan aligned with investor expectations and frameworks such as the TCFD and CA100+ would provide that transparency.

RESOLVED: Shareholders request UPS issue a report, at reasonable cost and omitting proprietary information, describing if and how it plans to align its operations and investments with its carbon neutrality goal.

(8) https://group.dhl.com/content/dam/deutschepostdhl/en/media-center/investors/documents/annual-reports/DHL-Group-2024-Annual-Report.pdf, p.73, 74; https://www.fedex.com/content/dam/fedex/us-unitedstates/sustainability/gcrs/FedEx_2025_CR_Report.pdf, p.19, 22;

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change, including having adopted comprehensive environmental sustainability goals. UPS has established a strategy intended to support the decarbonization of its global network and certain portions of its value chain, which management is implementing over time in a manner it believes is financially prudent and consistent with sound engineering principles. The Company currently reports publicly on progress toward its goals on a regular basis and maintains open and ongoing dialogs with key stakeholders to discuss our business strategy, including our emissions reductions targets and achievements. In addition, UPS's board and its committees provide effective oversight of UPS's strategic risks and opportunities, including with respect to reporting on, and progress towards, environmental sustainability risk mitigation and opportunities.

UPS already provides transparent, comprehensive environmental sustainability disclosures with regular updates on our progress

UPS already provides comprehensive and transparent environmental sustainability reporting. We have published environmental sustainability-related disclosures showcasing our efforts and considerations around our investors, our customers, our employees and the communities in which we operate since our first Corporate Sustainability Report in 2003. In recent periods, UPS has accelerated the timing of these disclosures so that interested stakeholders have access to more up-to-date information relating to the Company's goals, progress, achievements, risks and challenges in advance of the Company's annual meetings. These include disclosures under the Global Reporting Initiative ("GRI") and the CDP (formerly the Carbon Disclosure Project) frameworks, as well as an annual Sustainability and Community Impact Report which highlights our efforts to empower resilient, just and safe communities. The GRI report describes our guiding principles and our strategy to achieve our decarbonization plans. It also includes details on how we intend to achieve our decarbonization goals, recent progress and risks and related mitigation efforts. The board reviews the GRI report and the Company engages an independent third party that provides assurance on the GRI report. Additional information on environmental sustainability related issues, including capital expenditures, is disclosed and described in our periodic filings with the SEC. We believe that, taken together, these disclosures and actions provide stakeholders the information needed to assess our sustainability efforts, activities, progress and risks.

Management supplements the Company's disclosures with ongoing engagements with key stakeholders

As discussed elsewhere in this Proxy Statement, maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. In addition to information available in our written reports, our management team participates in numerous investor meetings throughout the year to discuss our business strategy, including our emissions reductions targets and achievements, and financial results. In addition, each year we undertake a stakeholder outreach program in which we discuss, among other things, progress on our environmental sustainability journey. This includes discussions with key shareowners, UPS retirees and other stakeholders. This year we once again contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to appropriately update stakeholders on recent accomplishments, risks and opportunities, and to receive feedback on our efforts. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

UPS's board, directly and through its committees, provides effective oversight of UPS's strategy, which includes environmental sustainability-related risks and opportunities

The board oversees environmental sustainability-related matters as a part of the Company's overall business strategy. The board considers environmental sustainability-related risks and opportunities in numerous ways, including through its standing committees. The board's Risk Committee, consisting entirely of independent directors, is responsible for oversight of management's identification, evaluation and mitigation of enterprise risks. Under the Company's enterprise risk management process, risks are identified, prioritized and assigned an owner, who is responsible for developing mitigation plans. The Risk Committee reviews these items on a regular basis, and provides feedback from these discussions with the full board.

The board's Nominating and Corporate Governance Committee, also consisting entirely of independent directors, has additional oversight responsibility for environmental sustainability-related risks and opportunities. The committee discusses the Company's progress towards its environmental sustainability-related goals, including costs and benefits, as well as the associated risks and opportunities. Feedback from these discussions is shared with the full board. The board's Audit Committee, consisting entirely of independent directors, is responsible for overseeing financial matters, including the Company's capital expenditures and investment matters, as well as the annual engagement of the independent third party that provides assurance on the Company's annual sustainability report.

The board delegates authority for day-to-day management of the Company and its operations, including those related to environmental sustainability-related matters, to the Executive Leadership Team. The board and its committees receive regular updates from management regarding the effectiveness of policies and procedures, progress towards targets, risks and opportunities, financial costs and benefits, global compliance standards and other environmental sustainability-related topics.

Management's execution of our strategy fiscally responsible and uses sound engineering principles

We approach all of our investments, including those related to environmental sustainability, holistically so that our cross-functional initiatives align with our Customer First, People Led, Innovation Driven strategy. This strategy is guiding us towards all of our environmental sustainability goals.

For example, one component of UPS's strategy is to evaluate and implement new technologies to improve efficiency and maintain one of the most efficient air and ground fleets in our industry in a manner that balances risks and opportunities. Through UPS's "Rolling Laboratory" approach, the Company works with manufacturers, government agencies and other stakeholders to evaluate whether new vehicles or technologies are ready for commercial deployment. UPS uses the following criteria to assess alternative fuel vehicles or advanced technologies: (1) the fuel/technology must be safe; (2) it must have a reliable fueling infrastructure; (3) the supply of vehicles and parts must be predictable; (4) there must be a measurable improvement in emissions and/or fuel savings; and (5) it must be economically viable in terms of initial purchase price, maintenance costs and reliability and adapt to our fleet use characteristics.

UPS undertakes multiple initiatives simultaneously to reduce risk. The Company is currently focused on five key levers to decarbonize our business: network efficiency and innovation; increasing sustainable aviation fuel availability; renewable/biofuel solutions; fleet electrification; and renewable electricity transformation. Our current sustainability reporting includes details on UPS's strategy, initiatives, goals, recent progress and risks and related mitigation efforts.

Efforts to monitor, assess and manage strategic progress, initiatives, risks and opportunities are supported across the Executive Leadership Team. For example, the CFO co-chairs the Company's Sustainability Council, which facilitates discussion regarding sustainability considerations in connection with certain strategic and business investments. In addition, the Company's executive officer level risk committee, which meets quarterly to review the Company's enterprise risk strategy, addresses environmental sustainability-related risks and opportunities on a regular basis.

For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Important Information About Voting at the 2026 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2026 Annual Meeting, as well as our 2025 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card and Notice of Internet Availability of Proxy Materials (the "Notice") on March 19, 2026.

When you vote, you appoint each of Carol Tomé and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We may furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you received printed proxy materials, you won't receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2025 Annual Report are available on our Investor Relations website at www.investors.ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 9, 2026, are entitled to vote. This is the "Record Date." You must use your 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability you previously received to participate in the Annual Meeting and vote. A list of shareowners entitled to vote at the Annual Meeting will be accessible during regular business hours for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 104,039,495 shares of class A common stock and 745,633,402 shares of class B common stock outstanding and entitled to vote. The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote before the Annual Meeting?

Shareowners of record may vote as described below:

- *Online.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 6, 2026.
- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 6, 2026.
- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone or by mail as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on May 4, 2026.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.

The method you use to vote in advance will not limit your right to vote online during the Annual Meeting.

> **BENEFICIAL SHAREOWNER VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting. If your voting instruction form or Notice indicates that you may vote these shares through www.proxyvote.com, you will need the 16-digit control number indicated on that form or Notice. If you did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the Annual Meeting and obtain a legal proxy to be able to participate in or vote at the Annual Meeting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;
- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or
- voting online during the Annual Meeting using the 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote before the Annual Meeting. Beneficial shareowners that attend the Annual Meeting using the 16-digit control number they received as described above will also be able to change their vote by voting online at any time before the polls close at the Annual Meeting.

How many votes do you need to hold the Annual Meeting?

The presence, online or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board. If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting. If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on May 4, 2026, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held by the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker must vote according to specific instructions they receive from you. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. But they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals without your voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker votes. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter. Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum. We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and broker non-votes on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on such proposal.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

Proposal Number	Item	Vote Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote to approve NEO compensation	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
3.	Approve the 2026 Omnibus Incentive Compensation Plan	Majority of votes cast	Same as a vote against	No effect
4.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
5. - 7.	Shareowner proposals	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect

How do I attend and vote at the Annual Meeting?

The Annual Meeting will take place on May 7, 2026, at 8:00 a.m. Eastern Time. There will not be a physical location for the Annual Meeting, and you will not be able to attend in person. You or your proxyholder can participate and vote by visiting www.virtualshareholdermeeting.com/UPS2026 and entering the 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability. If you are a beneficial shareowner, see the information relating to beneficial shareowners above under "How do I vote before the Annual Meeting" for obtaining your 16-digit control number. You may begin to log into the meeting platform at 7:45 a.m. Eastern Time on Thursday, May 7, 2026.

How can I submit a question at or prior to the Annual Meeting?

If you wish to submit a question prior to the Annual Meeting, you may do so by visiting proxyvote.com and entering your 16-digit control number, then clicking "Submit a Question for Management."

We have designed the format of the Annual Meeting so that shareowners will have the same rights and opportunities as they would have had at a physical meeting. To this end, shareowners will be able to submit questions during the Annual Meeting. If you wish to submit a question during the Annual Meeting, you may do so by logging into www.virtualshareholdermeeting.com/UPS2026 with your 16-digit control number, as described above under "How do I attend and vote at the Annual Meeting?" We will answer questions and address comments relevant to matters being addressed at the Annual Meeting that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will make every effort to respond to all appropriate questions during the Annual Meeting, as time permits.

If there are matters of individual concern to a shareowner and not of general concern to all shareowners, if a question posed was not otherwise answered, or if there are questions of a general business, financial or other operational or governance nature, we provide an opportunity for shareowners to contact us separately at www.investors.ups.com.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

For help with technical difficulties on the meeting day you can call 1-800-586-1548 (toll free) or 303-562-9288 (international) for assistance. Technical support will be available starting at 7:00 a.m. Eastern Time and until the meeting has finished.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To help ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson, Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $17,600 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2026 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2027 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, or via email to investor@ups.com, no later than 6:00 p.m. Eastern Time on November 19, 2026. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Director Nominations for Inclusion in the Proxy Statement for the 2026 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the 6:00 p.m. Eastern Time on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the tenth day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than 6:00 p.m. Eastern Time on November 19, 2026, and no earlier than 6:00 p.m. Eastern Time on October 20, 2026. However, if the date of our 2027 Annual Meeting occurs more than 30 days

before or 30 days after May 7, 2027, the anniversary of the 2026 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2027 Annual Meeting and (b) the tenth day following the day on which we first make a public announcement of the date of the 2027 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2026 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2027 Annual Meeting of Shareowners, if the proposal or nomination is not intended to be included in our 2027 proxy statement, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws (which includes information required under Rule 14a-19 under the Securities Exchange Act of 1934). In order to be properly brought before the 2027 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director (other than through proxy access), must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2027 proxy materials must be received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern Time on February 6, 2027, and no earlier than 6:00 p.m. Eastern Time on December 8, 2026. However, if the date of our 2027 Annual Meeting occurs more than 30 days before or 30 days after May 7, 2027, the anniversary of the 2026 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2027 Annual Meeting and (b) the tenth day following the day on which we first make a public announcement of the date of the 2027 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Article II, Section 10 of our Bylaws. Our Bylaws are available on the governance page of our Investor Relations website at www.investors.ups.com.

2025 Annual Report on Form 10-K

A copy of our 2025 Annual Report on Form 10-K, including financial statements, as filed with the SEC, may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our Investor Relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This Proxy Statement contains "forward-looking statements." Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC and being made available with this Proxy Statement, and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

Any standards of measurement and performance made in reference to our environmental, social, governance and other sustainability plans and goals are developing and based on assumptions, and no assurance can be given that any such plan, initiative, projection, goal, commitment, expectation or prospect can or will be achieved.

Website links included in this Proxy Statement are for convenience only. The content of any website links is not incorporated herein and does not constitute a part of this Proxy Statement.

Annex A

UNITED PARCEL SERVICE, INC.
2026 OMNIBUS INCENTIVE COMPENSATION PLAN

Article 1. Establishment, Objectives, and Duration

1.1   **Establishment of the Plan**. United Parcel Service, Inc., a Delaware corporation ("UPS" or the "Company"), hereby establishes an incentive compensation plan to be known as the "United Parcel Service, Inc. 2026 Omnibus Incentive Compensation Plan (as may be amended or amended and restated from time to time, the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Restricted Performance Shares, Restricted Performance Units, Shares, cash awards and other Awards. Subject to approval by the Company's shareowners, the Plan shall become effective as of the Effective Date and shall remain in effect as provided in Section 1.3 hereof.

1.2   **Objectives of the Plan**. The objectives of the Plan are to advance the interests of the Company and its shareowners by providing grants of short-term and long-term incentives and rewards to Participants for service and/or performance and to promote teamwork among Participants. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3   **Duration of the Plan**. The Plan shall commence on the Effective Date, as described in Section 2.17 hereof, and shall remain in effect, subject to the right of the Committee to amend or terminate the Plan at any time pursuant to Article 15 hereof, until all Shares subject to the Plan shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Award be granted under the Plan on or after February 5, 2036.

1.4   **Successor Plan**. The Plan shall be treated as a successor to the United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan (the "2012 Plan"), the United Parcel Service, Inc. 2015 Omnibus Incentive Compensation Plan (the "2015 Plan") the United Parcel Service, Inc. 2018 Omnibus Incentive Compensation Plan (the "2018 Plan") and the United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") for purposes of the UPS Management Incentive Program, the UPS Long-Term Incentive Program, the UPS Non-employee Director Equity Compensation Program, the UPS International Management Incentive Program, the Stock Option Award Program and any other program approved by the Committee under any Prior Plan (as defined herein), the terms of which make reference to a successor plan. Except as provided in Section 4.5, any awards granted under a Prior Plan shall remain subject to the terms of the applicable award document and the Prior Plan under which such award was granted.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1   "**2012 Plan**" shall have the meaning ascribed to such term in Section 1.4.

2.2   "**2015 Plan**" shall have the meaning ascribed to such term in Section 1.4.

2.3   "**2018 Plan**" shall have the meaning ascribed to such term in Section 1.4.

2.4   "**2021 Plan"** shall have the meaning ascribed to such term in Section 1.4

2.5   "**Acquired Organization**" shall have the meaning ascribed to such term in Section 4.1.

2.6   "**Acquired Plan**" shall have the meaning ascribed to such term in Section 4.1.

2.7   "**Affiliate**" means any corporation, partnership, joint venture or other entity in which the Company either directly or indirectly controls at least twenty-five percent (25%) of the voting interest or owns at least twenty-five percent (25%) or more of the value or capital or profits interest of such entity.

2.8   "**Award**" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Restricted Performance Shares, Restricted Performance Units, Shares or cash awards.

2.9 "**Award Document**" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of an Award. An Award Document may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

2.10 "**Board**" or "**Board of Directors**" means the Board of Directors of the Company.

2.11 "**Cause**" means (a) for a Director or Key Person, as defined in the Award Document, and (b) for an Employee, except as otherwise provided in the Award Document, that the Company or a Subsidiary or an Affiliate for which an Employee works has determined that (1) the Employee has been insubordinate or refused or failed to carry out the instructions or policies of the Company or the Subsidiary or Affiliate for which the Employee works, or the supervisors or managers to whom the Employee reports; (2) the Employee has engaged in misconduct or negligence in performing the Employee's duties and responsibilities; (3) the Employee has engaged in conduct which is dishonest, fraudulent or materially injurious to the Company, or the Subsidiary or Affiliate for which the Employee works; (4) the Employee has been indicted for a felony or any crime involving dishonesty, fraud or moral turpitude; and/or (5) the Employee has materially breached the Employee's employment agreement, if any, or engaged in activity prohibited by any other agreement between the Employee and the Company or the Subsidiary or Affiliate for which the Employee works.

2.12 "**Change in Control**" of the Company shall, except as otherwise defined in an Award Document, be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) The consummation of a reorganization, merger, acquisition, share exchange or consolidation of the Company or any direct or indirect Subsidiary of the Company, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, acquisition, share exchange or consolidation do not, immediately thereafter, own (either by remaining outstanding or by being converted into voting securities of the entity or any parent thereof) more than fifty percent (50%) of the combined voting power of the reorganized, merged, acquired, surviving or consolidated entity's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of all or substantially all of UPS's assets; or

(b) Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board"), as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election or nomination for election by UPS's shareowners was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS) shall be considered as though such person were a member of the Incumbent Board.

2.13 "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

2.14 "**Committee**" means the Compensation and Human Capital Committee of the Board, or such other Board committee or committees (which may include the entire Board) as may be designated by the Board to administer all or any portion of this Plan. Different Committees may administer this Plan with respect to different groups of Participants. As used herein, the singular "Committee" shall include the plural "Committees" if applicable, except where the context requires otherwise.

2.15 "**Company**" shall have the meaning ascribed to such term in Section 1.1, or any successor thereof.

2.16 "**Director**" means any individual who is a member of the Board of Directors.

2.17 "**Effective Date**" means the date this Plan is approved by the Company's shareowners.

2.18 "**Employee**" means any employee of the Company, a Subsidiary or an Affiliate. Under no circumstances shall an individual who performs services for the Company, a Subsidiary or an Affiliate, but who is not classified on the payroll of such entity as an employee (for example, an individual performing services for the Company, a Subsidiary or an Affiliate pursuant to a leasing agreement), be treated as an Employee even if such individual qualifies as an "employee" of the Company, a Subsidiary or an Affiliate

by virtue of common law principles or the leased employee rules under Code §414(n). Further, if an individual performing services for the Company, a Subsidiary or an Affiliate is retroactively reclassified as an employee of the Company, Subsidiary or an Affiliate for any reason (whether pursuant to court order, settlement negotiation, arbitration, mediation, government agency (e.g., Internal Revenue Service) reclassification, or otherwise), such reclassified individual shall not be treated as an Employee for purposes of the Plan for any period prior to the actual date (and not the effective date) of such reclassification. Directors who are classified as employees on the payroll of the Company, a Subsidiary or an Affiliate shall be considered Employees under the Plan.

2.19   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.20   "**Executive Participant**" means an "executive officer" as defined in Rule 3b-7 under the Exchange Act.

2.21   "**Fair Market Value of a Share**" means, as of any date, the value of a Share determined as follows:

(a)   The value of a Share shall be equal to the value of a share of the class B common stock of the Company, as determined in accordance with the following provisions:

(1)   If shares of class B common stock are listed on any established U.S. stock exchange or a national market system, the closing price for a share of class B common stock on the applicable date as reported in The Wall Street Journal or such other source as the Committee deems reliable.

(2)   If shares of class B common stock are not listed on any established U.S. stock exchange or a national market system, the value of a Share shall be determined by the Committee in its sole and absolute discretion.

(b)   If, for any reason, the value of a Share (as described in (a)) cannot be ascertained or is unavailable for the date in question, the value of a Share may, in the sole and absolute discretion of the Committee, be determined as of the nearest preceding date on which such value can be ascertained under the appropriate method indicated above.

2.22   "**409A Guidance**" means the regulations and other guidance issued under Code §409A.

2.23   "**Freestanding SAR**" means a SAR that is granted independently of any Options, as described in Article 7.

2.24   "**Good Reason**" means (a) for a Non-Employee Director or Key Person, as defined in the Award Document, and (b) for an Employee, except as otherwise provided in the Award Document, the occurrence, without an Employee's written consent, of either of the following: (1) a material diminution in the Employee's authority, duties or responsibilities from those in effect immediately prior to the Change in Control; or (2) a material reduction in the Employee's target total direct compensation, including annual base salary, annual cash incentive opportunity, annual equity incentive opportunity and long-term incentive opportunity, from that in effect immediately prior to the Change in Control that is not consistently applied to similar level positions. Notwithstanding the foregoing, a termination of employment shall not be considered for Good Reason unless the Employee provides the Company, or the Subsidiary or Affiliate for which the Employee works, written notice within thirty (30) calendar days of the initial occurrence of the act or omission giving rise to the Employee's intention to terminate for Good Reason, detailing the particular act or acts or omission or omissions that constitute the grounds on which the proposed termination for Good Reason is based, and the Company, or the Subsidiary or Affiliate for which the Employee works, fails to correct the breach (if correctable) within thirty (30) calendar days of the date of receipt of such written notice, and the Employee actually terminates employment within 180 calendar days of the initial occurrence of such act or omission.

2.25   "**Incentive Stock Option**" or "**ISO**" means an option to purchase Shares granted under Article 6 and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code §422.

2.26   "**Insider**" means an individual who is, on the relevant date, an officer, Director or greater-than-ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

2.27   "**Key Person**" means a consultant, agent or other person other than an Employee or a Director who has rendered or will render valuable services to the Company or a Subsidiary or an Affiliate.

2.28 "**Non-Employee Director**" means any Director who is not also an Employee.

2.29 "**Nonqualified Stock Option**" or "**NQSO**" means an option to purchase Shares granted under Article 6 and which is not intended to be treated as an ISO under Code §422.

2.30 "**Option**" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

2.31 "**Option Price**" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.32 "**Participant**" means an Employee, Director or Key Person who has been selected to receive an Award or who has an outstanding Award granted under the Plan.

2.33 "**Performance Period**" means (a) the period during which the Restricted Performance Shares and RPUs granted pursuant to Article 9 are subject to a substantial risk of forfeiture as a result of the failure to satisfy the applicable performance or other conditions and (b) for purposes of Article 12, the period of service to which a performance goal or goals relates.

2.34 "**Period of Restriction**" means the period during which Restricted Stock and RSUs are subject to a substantial risk of forfeiture, as provided in Article 8.

2.35 "**Plan**" shall have the meaning ascribed to such term in Section 1.1.

2.36 "**Prior Plan**" means the 2021 Plan, the 2018 Plan, the 2015 Plan, the 2012 Plan, the United Parcel Service, Inc. 2009 Omnibus Incentive Compensation Plan or the United Parcel Service, Inc. Incentive Compensation Plan, each as amended.

2.37 "**Restricted Performance Share**" means an Award granted to a Participant, as described in Article 9.

2.38 "**Restricted Performance Unit**" or "**RPU**" means an Award of a unit tied to the value of a Share granted to a Participant, as described in Article 9.

2.39 "**Restricted Stock**" means an Award granted to a Participant pursuant to Article 8.

2.40 "**Restricted Stock Unit**" or "**RSU**" means an Award of a unit the value of which at the time of payment is tied to the value of a Share and which is granted to a Participant in accordance with Article 8.

2.41 "**Retirement**" means, except as otherwise defined in an Award Document, (a) the attainment of age 55 with a minimum of 10 years of continuous employment accompanied by the cessation of employment with the Company and all Subsidiaries, (b) the attainment of age 60 with a minimum of 5 years of continuous employment accompanied by the cessation of employment with the Company and all Subsidiaries, or (c) "retirement" as determined by the Committee in its sole discretion.

2.42 "**Share Reserve**" shall have the meaning ascribed to such term in Section 4.1.

2.43 "**Shares**" means shares of Class A common stock of the Company.

2.44 "**Stock Appreciation Right**" or "SAR" means an Award, granted alone or in connection with a related Option, designated as a SAR, pursuant to the terms of Article 7.

2.45 "**Subsidiary**" means any corporation, partnership, joint venture, or other entity in which the Company either directly or indirectly controls at least fifty percent (50%) of the voting interest or owns at least fifty percent (50%) of the value or capital or profits interest.

2.46 "**Tandem SAR**" means a SAR that is granted in connection with a related Option pursuant to Article 7, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

2.47 "**UPS**" shall have the meaning ascribed to such term in Section 1.1.

Article 3. Administration

3.1 **General**. The Plan will be administered by the Committee; provided, however, (a) the Board may at any time take on the powers, authority and duties of the Committee hereunder, and (b) the Board shall have the powers, authority and duties of the Committee with respect to the granting and interpretation of Awards to Non-Employee Directors. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2   **Authority of the Committee**. Except as limited by law or by the certificate of incorporation or bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to:

(a)   select Employees, Directors and Key Persons who shall participate in the Plan;

(b)   determine the sizes and types of Awards to be granted;

(c)   determine the terms and conditions of Awards in a manner consistent with the Plan;

(d)   determine whether, to what extent, and/or under what circumstances an Award may be settled, or the exercise price thereof may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(e)   determine whether, to what extent, and/or under what circumstances the exercisability or vesting of an Award shall be accelerated, in whole or in part, or to extend the period during which an Award is exercisable;

(f)   determine whether, to what extent, and/or under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

(g)   determine the form of each Award Document, which need not be identical for each Participant;

(h)   construe and interpret the Plan and any agreement, instrument or other document entered into under the Plan;

(i)   establish additional terms, conditions, rules or procedures, including sub-plans, to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Participants favorable treatment under such rules or laws;

(j)   establish, amend, or waive rules and regulations for the Plan's administration and appoint such agents as the Committee may deem necessary or advisable to administer the Plan; and

(k)   correct any defect or supply any omission or reconcile any inconsistency in this Plan and (subject to the provisions of Article 14 and Article 15) amend the Plan or the terms and conditions of any outstanding Award.

Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

3.3   **Delegation**. The Board or the Committee may delegate its power, authority and duties as identified herein, except (a) the power and authority to grant Awards to persons required to file reports with respect to the Company pursuant to Section 16 of the Exchange Act and (b) as otherwise prohibited by law.

3.4   **Decisions Binding**. All determinations and decisions made by the Board, the Committee or the Committee's delegate pursuant to the provisions of the Plan and all related orders and resolutions of the Board, the Committee or the Committee's delegate shall be final, conclusive and binding on all persons, including the Company, its shareowners, Directors, Employees, Key Persons, and their estates and beneficiaries.

Article 4. Shares Subject to the Plan and Maximum Awards

4.1   **Number of Shares Available for Grants**. Subject to adjustment as provided in Article 4 and the Share counting rules set forth in this Plan, the maximum aggregate number of Shares available for Awards shall not exceed (a) 25,000,000 Shares, less (b) one Share for each Share issued under awards granted under the 2021 Plan (as amended or restated from time to time) after December 31, 2025, plus (c) the Shares that are subject to Awards granted under this Plan or any Prior Plan that are added (or added back, as applicable) to the aggregate number of Shares available under this Section 4.1 pursuant to the Share counting rules of this Plan (the "Share Reserve"). Such Shares may be Shares of original issuance or treasury shares, or a combination of both. No further awards will be made under the Prior Plans following the Effective Date. To the extent provided in the Award, an Award denominated in Shares may be settled in cash or an Award denominated in cash may be settled in Shares, subject to the limitations of this Plan.

In the event the Company engages in a merger, consolidation, combination, exchange of shares, acquisition or other business transaction with another organization (the "Acquired Organization") and the terms of such business transaction require the Company or an Affiliate to assume an equity plan of the Acquired Organization (the "Acquired Plan"), any shares of stock of the Acquired Organization available under the Acquired Plan (as adjusted and converted into Shares in accordance with the terms of the business transaction) shall be available for Awards under the Plan, subject to applicable shareowner approval and stock exchange requirements, unless the terms of the business transaction require such Acquired Plan to be maintained as a separate plan following the completion of the business transaction. Such shares shall not reduce the number of Shares available for issuance under the Plan pursuant to Section 4.1; provided, however, that such Awards shall not be made after the date awards or grants could have otherwise been made under the terms of such Acquired Plan to the extent required under applicable stock exchange requirements.

4.2   **Maximum Awards for Non-Employee Directors**. With respect to any single fiscal year, the aggregate compensation that may be granted or awarded to any one Non-Employee Director, including all cash fees and retainers paid during the fiscal year to the Non-Employee Director, in respect of the Non-Employee Director's service as a member of the Board during such fiscal year, including service as a member or chair of any committee of the Board, shall not exceed $750,000. For purposes of such limit, (a) the value of Awards will be determined based on the aggregate grant date fair value of all Awards granted to the Non-Employee Director in such fiscal year (computed in accordance with applicable financial reporting rules), and (b) cash compensation shall be counted towards this limit in the year earned (regardless of whether deferred), and any interest or other earnings on such compensation shall not count towards the limit. The Board may make exceptions of this limit for a non-executive chair of the Board, as the Board may determine in its discretion, provided that any such non-executive chair of the Board receiving such additional compensation may not participate in the decision to award such compensation.

4.3   **Maximum Number of Shares Available for ISOs**. Subject to adjustment as provided in Section 4.5, the maximum aggregate number of Shares that can be issued under the Plan upon the exercise of ISOs is 25,000,000 Shares.

4.4   **Share Counting**. Each Share subject to an Award shall reduce the Share Reserve by one (1) Share. If any Shares subject to an Award are forfeited before vesting or any Award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of such Shares in full to a Participant, such Shares, to the extent of any such forfeiture, expiration, termination, cancellation, cash payment or unearned amount, shall again be available for grant under the Plan and be added back to the Share Reserve. If, after December 31, 2025, any Shares subject to an award under a Prior Plan are forfeited or such award (in whole or in part) otherwise expires, terminates, is cancelled, is settled in cash or is unearned, without the issuance of Shares in full, then to the extent of such forfeiture, expiration, termination cancellation, cash payment or unearned amount, any Shares not issued under such Prior Plan award shall be available for grant under the Plan and be added to the Share Reserve. For the avoidance of doubt: (a) Shares withheld or otherwise used from an Award to satisfy tax withholding requirements will count against the number of Shares remaining available for Awards granted under the Plan, and Shares delivered or otherwise used by a Participant to satisfy tax withholding requirements will not be added to the Share Reserve; (b) the full number of Shares subject to an Option shall count against the number of Shares remaining available for Awards granted under the Plan, even if the exercise price of an Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation); (c) the full number of Shares subject to a SAR shall count against the number of Shares remaining available for Awards made under the Plan (rather than the net number of Shares actually delivered upon exercise); and (d) Shares repurchased with proceeds from the payment of the exercise price of an Option shall not be added to the Share Reserve.

The Share Reserve shall not be reduced for Awards that may be settled solely in cash or for any Shares subject to Awards issued in substitution for or the assumption of awards outstanding under an Acquired Plan pursuant to Section 19.9.

4.5   **Adjustments in Authorized Shares**. If the Company effects a subdivision or consolidation of shares of stock or other capital adjustment (or similar transaction), the number and kind of Shares which may be delivered under Section 4.1, the number and kind of and/or price of Shares subject to outstanding Awards granted under the Plan, the Award limit set forth in Section 4.3, and other Award terms, shall be adjusted in the same manner and to the same extent as all other Shares. If there are material changes in the capital structure of the Company resulting from the payment of a special dividend (other than

regular quarterly dividends) or other distributions to shareowners without receiving consideration therefore, the spin-off of a subsidiary, the sale of a substantial portion of the Company's assets, in the event of a merger or consolidation in which the Company is not the surviving entity, or other extraordinary or non-recurring events affecting the Company's capital structure and the value of Shares, or other similar corporate transactions or events, the Committee shall make equitable adjustments in the number and kind of Shares which may be delivered under Section 4.1, the number and kind of and/or price of Shares subject to outstanding Awards granted under the Plan, the Award limit set forth in Sections 4.3, and other Award terms, to prevent the dilution or enlargement of the rights of Participants. Moreover, in the event of any transaction or event described in this Section 4.5, the Committee may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code §409A (to the extent applicable). Following any such adjustment, the number of Shares subject to any Award shall always be a whole number. Notwithstanding the foregoing provisions of this Section 4.5, no adjustment shall be made to an Option or SAR to the extent that it causes such Option or SAR to provide for a deferral of compensation subject to Code §409A and the 409A Guidance. In addition, for each Option or SAR with an Option Price or grant price, as applicable, greater than the consideration offered in connection with any such transaction or event described in this Section 4.5 or a Change in Control, the Committee may in its discretion elect to cancel such Option or SAR without any payment to the person holding such Option or SAR.

Article 5. Eligibility and Participation

5.1   **Eligibility**. Persons eligible to participate in this Plan include all Employees, Directors and Key Persons.

5.2   **Actual Participation**. Subject to the provisions of the Plan:

(a)   The Committee may from time to time select from all eligible Employees, Directors and Key Persons, those to whom Awards shall be granted and shall determine the nature and amount of each Award; and

(b)   Awards may be granted to Participants at any time and from time to time as shall be determined by the Committee, including in connection with any other compensation program established by the Company.

Article 6. Options

6.1   **Grant of Options**. Options may be granted to Participants in such number, upon such terms, and at such times as determined by the Committee; provided, however, that ISOs may be granted only to Participants who are Employees of the Company or a Subsidiary that is a "subsidiary" of the Company within the meaning of Code §424(f).

6.2   **Award Document**. The Award Document for each Option shall specify whether the Option is intended to be an ISO or a NQSO.

6.3   **Option Price**. The Option Price for each Option shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. In addition, the Option Price of any ISO which is granted to an individual who owns more than ten percent (10%) of the voting power of all classes of stock of the Company or any "parent" or "subsidiary" corporation of the Company (within the meaning of Code §424(e) and (f)) (a "10% Owner") may not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the Option is granted.

6.4   **Duration of Options**. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the expiration of the ten-year period beginning on the date of its grant (and no ISO granted to a 10% Owner shall be exercisable later than the expiration of the five-year period beginning on the date of its grant).

6.5   **Exercise of Options**. Options shall be exercisable in whole or in part at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6   **Payment**. Options shall be exercised by the delivery of notice of exercise to the Company (in accordance with the procedures established by the Committee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

Unless otherwise provided under the terms of an Award Document, the Option Price shall be payable to the Company in full, as determined by the Company: (a) in cash or its equivalent, (b) by tendering previously acquired Shares having an aggregate value at the time of exercise equal to the total Option Price, (c) through a reduction in the number of Shares received through the exercise of the Option, or (d) by a combination of (a), (b) and (c). Subject to any governing rules or regulations, as soon as practicable after receipt of notification of exercise and full payment, the Company shall transfer Shares in an appropriate amount based upon the number of Shares purchased under the Option(s).

Article 7. Stock Appreciation Rights (SARs)

7.1 **Grant of SARs**. SARs may be granted to Participants in such number, upon such terms and at such times as determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR. The grant price of a Freestanding SAR shall be at least equal to the Fair Market Value of a Share on the date of grant of the Freestanding SAR. The grant price of a Tandem SAR shall equal the Option Price of the related Option.

7.2 **Exercise of Tandem SARs**. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. Upon exercise of a Tandem SAR as to all or some of the Shares subject to such Award, the related Option shall be automatically canceled to the extent of the number of Shares subject to the exercise. Conversely, if the related Option is exercised as to some or all of the Shares subject to such Award, the Tandem SAR shall automatically be canceled to the extent of the number of Shares subject to the exercise of the related Option. Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR shall not exceed one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.3 **Exercise of Freestanding SARs**. Subject to Section 7.1, Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, may impose upon them.

7.4 **Duration of SARs**. The term of a SAR shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten years beginning on the date of its grant.

7.5 **Payment of SAR Amount**. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a)   the difference between the Fair Market Value of a Share on the date of exercise over the grant price, by

(b)   the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Document pertaining to the grant of the SAR.

Article 8. Restricted Stock and Restricted Stock Units (RSUs)

8.1 **Grant of Restricted Stock or RSUs**. Restricted Stock or RSUs may be granted to Participants in such amounts, upon such terms and at such times as determined by the Committee.

8.2 **Value of RSU**. Each RSU shall have a value at the time of payment equal to the Fair Market Value of one Share as of such date.

8.3 **Other Restrictions**. The Committee shall impose such other conditions and/or restrictions on Restricted Stock or RSUs as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance goals, time-based restrictions, or any combination thereof. Restricted Stock and RSUs shall be forfeited to the extent that a Participant fails to satisfy the applicable conditions or restrictions during the Period of Restriction. The Company may retain possession of Shares of Restricted Stock until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

8.4 **Voting Rights**. Participants holding Restricted Stock shall have the right to exercise full voting rights with respect to Restricted Stock during the Period of Restriction, unless otherwise provided in the Award Document.

8.5 **Dividends or Dividend Equivalents**. During the Period of Restriction, (a) unless otherwise provided by the Committee, Participants holding Restricted Stock granted hereunder shall be credited with regular cash dividends, paid with respect to the underlying Shares while they are so held, and stock dividends or other non-cash distributions paid with respect to the underlying Shares while they are so held, provided that such dividends and distributions shall be subject to the same restrictions as the Restricted Stock, and (b) unless otherwise provided by the Committee, Participants holding RSUs may receive dividend equivalents, but will not be entitled to any dividends declared with respect to Shares; provided that any such dividends or dividend equivalents credited with respect to Restricted Stock or RSUs shall be subject to the same vesting conditions as the underlying Restricted Stock or RSUs. In no event shall dividends or dividend equivalents be paid or distributed until the vesting restrictions of the underlying Restricted Stock or RSUs, as applicable, lapse. The Committee may apply any additional restrictions to dividends and dividend equivalents that the Committee deems appropriate, including reinvestment in additional Restricted Stock or RSUs, and such may be settled in cash or in Shares as determined by the Committee.

8.6 **Lapse of Restrictions, Payment of RSUs**. Except as otherwise provided in the Award Document, Shares subject to a Restricted Stock Award shall become freely transferable by the Participant as soon as practicable after the end of the applicable Period of Restriction. Except as otherwise provided in the Award Document, RSUs shall be paid in a single lump sum as soon as practicable following the end of the applicable Period of Restriction in the form of cash or in Shares (or in a combination thereof) as determined by the Committee and set forth in the Award Document.

Article 9. Restricted Performance Shares and Restricted Performance Units (RPUs)

9.1 **Grant of Restricted Performance Shares or RPUs**. Restricted Performance Shares and RPUs may be granted to Participants in such amounts, upon such terms and at such time as determined by the Committee.

9.2 **Value of Restricted Performance Shares and RPUs**. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Restricted Performance Shares or RPUs that will be paid out to the Participant; provided, however, that the value of a Restricted Performance Share or an RPU at the time of payment shall not exceed the value of a Share on the date as of which the Restricted Performance Share or RPU is paid. Restricted Performance Shares or RPUs may be granted following the satisfaction of certain performance goals and may be subject to such other restrictions, for example, service restrictions, as the Committee shall determine.

9.3 **Earning of Restricted Performance Shares and RPUs**. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Restricted Performance Shares or RPUs shall be entitled to receive a payment based on the number and value of Restricted Performance Shares or RPUs earned by the Participant over the Performance Period to be determined as a function of the extent to which the corresponding performance goals or other conditions applicable to such Award have been achieved. Restricted Performance Shares or RPUs shall be forfeited to the extent that a Participant fails to satisfy the applicable performance goals or other conditions during the Performance Period.

9.4 **Form and Timing of Payment**. Except as otherwise provided in the Award Document, payment of earned Restricted Performance Shares or RPUs shall be made in a single lump sum following the close of the applicable Performance Period in the form of cash or in Shares (or in a combination thereof) as determined by the Committee and set forth in the Award Document and shall have an aggregate Fair Market Value equal to the value of the earned Restricted Performance Shares or RPUs at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

9.5 **Dividends or Dividend Equivalents**. At the discretion of the Committee and as provided in the Award Document, Participants may receive dividends or dividend equivalents declared with respect to Shares payable with respect to Restricted Performance Shares or RPUs not yet distributed to Participants; provided, that any such dividends or dividend equivalents credited with respect to Restricted Performance Shares or RPUs shall be subject to the same vesting conditions as the underlying Restricted Performance Shares or RPUs. In no event shall dividends or dividend equivalents be paid or distributed until the vesting restrictions of the underlying Restricted Performance Shares or RPUs, as applicable, lapse. The Committee may apply any additional restrictions to dividends and dividend equivalents that the Committee deems appropriate, including reinvestment in additional Restricted Stock or RSUs, and which may be settled in cash or in Shares as determined by the Committee.

9.6 **Voting Rights**. Participants may, at the discretion of the Committee and as provided in the Award Document, be entitled to exercise their voting rights with respect to Restricted Performance Shares.

Article 10. Share and Cash Awards

Shares (other than Restricted Stock described in Article 8 and Restricted Performance Shares described in Article 9) and other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares, may be granted and cash may be paid to or for the benefit of Participants in such amounts, upon such terms and at such times as determined by the Committee.

Article 11. Provisions Applicable to All Awards

11.1 **Award Document**. Each Award shall be evidenced by an Award Document that shall specify the terms of the Award, including without limitation, the type of the Award, the Option Price or grant price, if any, the number of Shares subject to the Award, if any, the duration of the Award and such other provisions as the Committee shall determine.

11.2 **Treatment of Dividends and Dividend Equivalents on Unvested Awards**. In no event shall dividends or dividend equivalents be paid with respect to Options or Stock Appreciation Rights. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (a) not be paid or credited with respect to such Award or (b) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid on or after the time such vesting requirement(s) are satisfied.

11.3 **Termination of Employment/Directorship/Other Relationship**. Each Award Document shall set forth the extent to which the Participant shall have any rights with respect to such Award following termination of the Participant's employment or directorship or other relationship with the Company and its Subsidiaries and Affiliates. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Document, need not be uniform among all Awards or Participants, and may reflect distinctions based on the reasons for termination.

11.4 **Nontransferability of Awards**. Except as otherwise provided in the applicable Award Document, no Award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and all Options and SARs shall be exercisable, during the Participant's lifetime, only by the Participant; provided, however, that in the event the Participant is incapacitated and unable to exercise his or her Option or SAR, such Option or SAR may be exercised by such Participant's legal guardian or legal representative. The determination of incapacity of a Participant and the determination of the appropriate representative of the Participant who shall be able to exercise the Option or SAR if the Participant is incapacitated shall be determined in accordance with the Company's short-term or long-term disability policies as in effect from time to time. For the avoidance of doubt, any permitted transfer shall be without consideration.

11.5 **Restrictions on Share Transferability and Shares Acquired**. The Committee may impose such restrictions on any Shares acquired pursuant to an Award as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, under any blue sky or state securities laws applicable to such Shares, and under the Company's insider trading policies. The Company may also impose a requirement to hold Shares acquired pursuant to an Award with a designated brokerage firm.

11.6   Minimum Vesting Period. All Awards granted under this Plan from and after the Effective Date shall vest no earlier than the first anniversary of the date of grant of such Award; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: (i) Awards granted to Non-Employee Directors that vest on immediately upon grant, (ii) Awards for which vesting is accelerated in connection with the Participant's death, disability, Retirement, or a Change in Control; and (iii) other Awards covering up to a maximum of 5% of the Share Reserve.

Article 12. Performance-Based Awards

12.1   Performance Goals. The Committee is authorized to grant any Award under this Plan with performance-based vesting criteria on such terms and conditions as may be selected by the Committee. The Committee may establish performance goals for Performance Awards which may be based on any criteria selected by the Committee, including but not limited to the performance measures set forth in Section 12.2 hereof. Performance goals may be based on one or more of the performance measures set forth in Section 12.2 that apply to the Participant, a business unit, a Subsidiary or the Company as a whole.

12.2   Performance Measures. One or more of the following performance measure(s) may be used to establish performance goals for performance-based Awards:

(a)   Earnings per share;

(b)   Net income (before or after taxes);

(c)   Free Cash Flow

(d)   Return measures, including, but not limited to:

    (1)   Return on assets;

    (2)   Return on equity;

    (3)   Return on operating capital;

    (4)   Return on invested capital; and

    (5)   Return on sales;

(e)   Cash flow return on investments;

(f)   Earnings before or after taxes, interest and depreciation;

(g)   Gross revenues;

(h)   Share price;

(i)   Shareowner return;

(j)   Pretax profit;

(k)   Economic Value Added;

(l)   Volume growth;

(m)   Package flow technology;

(n)   Successfully integrating acquisitions;

(o)   Reducing non-operations expenses;

(p)   Other operating efficiency measures or ratios;

(q)   Operating income;

(r)   Return on capital;

(s)   Return on capital employed;

(t)   Pre-tax income margin; and/or

(u)   Any other objective or subjective metric established by the Committee with respect to an Award.

Any one or more of the performance measures may be used on an individual or aggregate basis, and/or on an absolute or relative basis to measure the performance of the Participant, the Company, one or more Affiliates or any divisional or operational unit(s) of the Company or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the performance measures may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

In determining attainment of performance goals, the Committee may exclude the effect of one or more events, including without limitation, unusual or infrequently occurring items, charges for restructurings (employee severance liabilities, asset impairment costs, and exit costs), acquisitions and divestitures, changes in the capital structure of the Company, discontinued operations, extraordinary items, foreign currency gains and losses and the cumulative effect of tax and accounting changes. The Committee must certify in writing prior to payment of, or such other event that results in the inclusion of income (for example, the vesting of Performance Shares) from, a performance-based Award that the performance goals and any other material terms of the Award were in fact satisfied. Approved written minutes of the Committee meeting in which the certification is made shall be treated as a written certification.

Article 13. Rights of Employees/Directors/Key Persons

13.1 **No Right to Continued Employment or Performance of Services**. Nothing in the Plan nor any action taken hereunder shall interfere with or limit in any way the right of the Company, a Subsidiary or an Affiliate to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company, a Subsidiary or an Affiliate. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's services at any time, nor confer upon any Participant any right to continue performing services for the Company, a Subsidiary or an Affiliate.

13.2 **Participation**. No Employee, Director or Key Person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

Article 14. Change in Control

Notwithstanding anything to the contrary in the Plan and unless otherwise provided for in the applicable Award Document, in connection with a Change in Control:

14.1 **Treatment of Time-Based Awards in connection with a Change in Control**: With respect to Awards that are to become exercisable, nonforfeitable and transferable or earned and payable based solely on the passage of time, the Committee shall accelerate exercisability, nonforfeitability and transferability of such "time-based" Awards to the effective date of the Change in Control only if such Awards are not assumed or converted in connection with the Change in Control. "Double trigger" treatment (i.e., a qualifying termination following a Change in Control) as determined by the Committee or as set forth in an Award Document will apply to time-based Awards in all other circumstances.

14.2 **Treatment of Performance-Based Awards**: With respect to Awards that are to become exercisable, nonforfeitable and transferable or earned and payable based on the achievement of one or more objectively determinable performance conditions, the Committee shall only accelerate exercisability, nonforfeitability and transferability of such "performance-based" Awards to the effective date of the Change in Control (a) to the extent of actual achievement of the applicable performance conditions or (b) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement. "Double trigger" treatment as determined by the Committee will apply to performance-based Awards in all other circumstances, subject to (i) the extent of actual achievement of the applicable performance conditions or (ii) on a prorated basis for time elapsed in ongoing performance period(s) based on target or actual level achievement.

Article 15. Amendment, Modification and Termination

15.1 **Amendment, Modification and Termination**. Subject to the terms of the Plan, the Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that without the prior approval of the Company's shareowners, no material amendment shall be made if shareowner approval is required by law, regulation or applicable listing

requirement of any stock exchange upon which the Company's class B common stock is then listed; provided, further, however, that notwithstanding any other provision of the Plan or any Award Document, no such alteration, amendment, suspension or termination of the Plan or any Award Document shall be made without the approval of the shareowners of the Company if the alteration, amendment, suspension or termination would:

(a)   increase the number of Shares available for Awards under the Plan, except as provided in Article 4 hereof; or

(b)   except as provided in Section 4.5 or in connection with a Change in Control, permit Options, SARs or other stock-based Awards encompassing rights to purchase Shares to be repriced, replaced, or regranted through cancellation in exchange for cash or another Award, or by lowering the Option Price of a previously granted Option or the grant price of a previously granted SAR, or the purchase price of any other stock-based Award, and no other action shall be taken with respect to Options, SARs, or other stock-based Awards that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the Shares are listed.

15.2   **Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events**. Subject to Article 14 and this Article 15, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.5 and Section 12.2) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

15.3   **Awards Previously Granted**. Except for the Committee's right to terminate, amend, or modify Article 14 and Section 2.12 at any time and from time to time prior to the date of a Change in Control, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the prior written consent of the Participant to whom the Award was made or the Participant's proper assignee. The Committee may amend any Award previously granted without the prior written consent of the Participant if such amendment does not adversely affect the Award in any material way and may amend any Award previously granted with the written consent of the Participant.

15.4   **Section 409A Compliance**. Notwithstanding any other provision of this Article 15, no adjustment described in Section 15.2 (unless the Committee determines otherwise at the time such adjustment is considered) and no termination, amendment, or modification of the Plan shall (a) impermissibly accelerate or postpone payment of an Award subject to Code §409A and the 409A Guidance, (b) cause an Option or SAR to provide for a deferral of compensation subject to Code §409A and the 409A Guidance, or (c) apply to any Award that otherwise is intended to satisfy the requirements of Code §409A and the 409A Guidance to the extent such action would cause compensation deferred under the applicable Award (and applicable earnings) to be included in income under Code §409A.

Article 16. Withholding

16.1   **Tax Withholding**. The Company or any Subsidiary or Affiliate shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company as a condition precedent for the fulfillment of any Award, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

16.2   **Share Withholding**. Whenever Shares are to be issued or cash paid to a Participant upon the grant, exercise or vesting of an Award, the Company shall have the right to require the Participant to remit to the Company, as a condition to the grant, exercise or vesting of the Award, an amount sufficient to satisfy federal, state and local withholding tax requirements at the time of such grant, exercise or vesting. Unless otherwise determined by the Committee at the time the Award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the Award Shares having a fair market value on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements (up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification), in accordance with such procedures as the Committee establishes.

Article 17. Limitation of Liability; Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of this Plan and shall be indemnified and held harmless by the Company (to the extent permissible under applicable law) against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any bona fide claim, action, suit, or proceeding against such person or against the Company and in which he or she may be involved by reason of any action taken or failure to act by him or her under the Plan in his or her capacity as a member of the Committee or of the Board and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 18. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 19. Miscellaneous

19.1 **Number and Fractions**. Except where otherwise indicated by the context, the plural shall include the singular and the singular shall include the plural. The Company will not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

19.2 **Severability**. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 **Requirements of Law**. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. No Shares or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws.

19.4 **Securities Law Compliance**. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3(b)(3) of the Exchange Act or its successors. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

19.5 **Governing Law**. To the extent not preempted by federal law, the Plan, and all agreements, instruments or other documents hereunder, shall be construed in accordance with and governed by the internal laws of the state of Delaware.

19.6 **Plan Document Controls**. In the event of any conflict between the provisions of an Award Document and the Plan, the Plan shall control, and the conflicting provisions of the Award Document shall be null and void ab initio.

19.7 **Unfunded Arrangement**. The Plan shall not be funded, and except for reserving a sufficient number of authorized Shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any grant under the Plan. Nothing contained in this Plan or any Award Document shall provide any such Participant rights that are greater than those of a general creditor of the Company.

19.8 **Custody of Awards Paid in Shares**. Shares issued under the Plan shall be held by a custodian chosen by the Committee. Each recipient of Shares may elect to have the custodian continue to hold the Shares as custodian without cost or may elect to have the Shares delivered to him or her. The custodian shall register Shares held by it for a recipient in the custodian's name and shall sell or otherwise dispose of the Shares only pursuant to the instructions of the recipient. Dividends and other distributions on Shares held by the custodian shall be promptly remitted by the custodian to recipients owning such Shares. Recipients owning Shares held by the custodian shall receive periodic statements of the number of Shares held for their account and of dividends paid on such Shares. Notice of any regular or special meeting of Company shareowners shall be forwarded to recipients owning Shares held in custody by the custodian, which shall furnish such recipients a proxy permitting the recipient to vote the number of Shares held for him or her by the custodian.

19.9 **Awards Granted in Substitution**. Notwithstanding any contrary provision, in the event the Company engages in a recapitalization, reorganization, merger, consolidation, combination, exchange of shares, spin-off, acquisition or other business transaction with an Acquired Organization, the Committee in its absolute discretion may (a) grant Awards under the Plan in substitution and cancellation of options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or other awards awarded to an individual by such Acquired Organization or (b) assume the options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other awards made to an individual by such Acquired Organization as if the Company had granted such awards under the Plan. Awards made under this Section 19.9 in substitution for awards canceled as a result of such business transaction may have an Option Price or grant price less than one hundred percent (100%) of the Fair Market Value of a Share on the date such award is granted and such other terms and conditions as consistent with such canceled awards; provided that no Option or SAR may be granted under this Section 19.9 if such Option or SAR provides for a deferral of compensation subject to Code §409A and the 409A Guidance.

19.10 **Recoupment; Clawback**. Awards granted under the Plan will be subject to recoupment in accordance with the Company's Incentive-Based Compensation Clawback Policy or any other clawback policy adopted by the Company as well as any recoupment requirements under applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Document as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired Shares, the proceeds received from any sale of such Shares or any other cash or property upon the occurrence of misconduct. In addition, if an Award has been paid to an Executive Participant or to his or her spouse or beneficiary, and the Committee later determines that financial results used to determine the amount of that Award are materially restated and that the Executive Participant engaged in fraud or intentional misconduct, the Company will seek repayment or recovery of the Award, as appropriate, notwithstanding any contrary provision of the Plan. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

19.11 **Section 409A Compliance**. It is intended that Awards granted under this Plan are either exempt from the requirements of Code §409A and the 409A Guidance or satisfy the requirements of Code §409A and the 409A Guidance (in form and operation) so that compensation deferred under an applicable Award (and applicable earnings) shall not be included in income under Code §409A, and the Plan will be construed to that effect. If an Award is subject to Code §409A and the 409A Guidance, the Award Document will incorporate and satisfy the written documentation requirement of Code §409A and the 409A Guidance either directly or by reference to other documents. Notwithstanding the foregoing, the Company shall have no obligation to indemnify any Participant for any taxes under Code §409A.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 7, 2026, 8:00 a.m. Eastern Time

 www.virtualshareholdermeeting.com/UPS2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-15451



United Parcel Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	58-2480149
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 Glenlake Parkway, N.E Atlanta, Georgia	**30328**
(Address of Principal Executive Offices)	*(Zip Code)*

(404) 828-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class B common stock, par value $0.01 per share	UPS	New York Stock Exchange
1% Senior Notes due 2028	UPS28	New York Stock Exchange
1.500% Senior Notes due 2032	UPS32	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Class A common stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the class B common stock held by non-affiliates of the registrant was $74,239,665,022 as of June 30, 2025. The registrant's class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class A common stock is convertible into one share of the registrant's class B common stock.

As of February 2, 2026, there were 105,245,883 outstanding shares of class A common stock and 743,855,831 outstanding shares of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareowners scheduled for May 7, 2026 are incorporated by reference into Part III of this report.

UNITED PARCEL SERVICE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

PART I

Introductory Note

In this Annual Report on Form 10-K ("Annual Report" and "this report"), the "Company," "we," "us" and "our" refer to United Parcel Service, Inc. ("UPS"). With regard to the Company's segments, "we," "us" and "our" may also refer to the segment being discussed.

Unless the context indicates otherwise, whenever we refer in this Annual Report to a particular year, we mean our calendar year ended or ending December 31.

Cautionary Statement About Forward-Looking Statements

This report and our other filings with the Securities and Exchange Commission ("SEC") contain and in the future may contain "forward-looking statements." Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements.

From time to time, we also include written or oral forward-looking statements in other publicly disclosed materials. Such statements may relate to our intent, belief, forecasts of, or current expectations about our strategic direction, prospects, future results or future events; they do not relate strictly to historical or current facts. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any forward-looking statements because such statements speak only as of the date when made and the future, by its very nature, cannot be predicted with certainty.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements, except as required by law.

The Company routinely posts important information, including news releases, announcements, materials provided or displayed at analyst or investor conferences, and other statements about its business and results of operations, that may be deemed material to investors on the Company's Investors Relations website at *www.investors.ups.com*. The Company uses its website as a means of disclosing material, nonpublic information and for complying with the Company's disclosure obligations under Regulation FD. Investors should monitor the Company's Investor Relations website in addition to following the Company's press releases, filings with the SEC, public conference calls and webcasts. We do not incorporate the contents of any website into this or any other report we file with the SEC.

Item 1. *Business*

Overview

UPS, founded in 1907, is a global package delivery and logistics provider. We offer a broad range of industry-leading products and services through our extensive global presence, serving over 200 countries and territories. Our services include transportation and delivery through our integrated air and ground network, distribution, contract logistics, ocean freight, airfreight, customs brokerage and insurance. In 2025, we delivered an average of 20.8 million packages per day, totaling 5.2 billion packages during the year. Total revenue in 2025 was $88.7 billion.

Strategy

We are continuing to execute our *Customer First, People Led, Innovation Driven* strategy, which focuses on growing in the parts of our market that value our end-to-end solutions, including healthcare, business-to-business ("B2B"), small- and medium-sized businesses ("SMBs"), and international.

Customer First is about reducing friction in the customer experience by anticipating and solving for customers' needs. We are focused on providing differentiated value through our capabilities and service. We strive to enable our customers to better

compete and succeed by taking complexity out of their business and delivering what they tell us matters to them the most: speed, ease and service reliability.

People Led focuses on our employee experience and how likely an employee is to recommend UPS employment to a friend or family member. We know successful outcomes are built from a strong culture and sense of partnership. We believe that when we take care of our people, they will take care of our customers.

Innovation Driven is our focus on leveraging technology to optimize the volume that flows through our network. We continually seek to improve the productivity and efficiency of our global integrated network by using technology to move from a scanning to a sensing network, including using RFID technology in our *Smart Package Smart Facilities initiative*.

In 2025, we took several steps in furtherance of this strategy, including continuing to deliberately shift our business to increase our focus on higher yielding volume, which allowed us to increase SMB penetration to over 30% of total U.S. volume from 2024. We also completed the acquisitions of Frigo-Trans and Biotech & Pharma Logistics ("Frigo-Trans") and Andlauer Healthcare Group ("AHG"), further expanding our healthcare cold chain capabilities. In 2025, our global healthcare portfolio generated more than $11 billion in revenue, furthering our progress towards our goal to become the number one complex healthcare logistics provider in the world. Additionally, we extended our RFID labeling solution to 5,500 UPS store locations and completed the installation of RFID readers across U.S. package cars. This label technology allows customers to generate shipping labels with embedded RFID, streamlining processes and improving tracking capabilities. Furthermore, in December 2025, we entered into an agreement with the United States Postal Service ("USPS") to support final-mile delivery for a portion of our Ground Saver and Mail Innovations volumes starting in 2026. This agreement is expected to allow us to more cost efficiently serve our customers across these offerings while maintaining our industry-leading service levels.

Competitive Strengths

Our competitive strengths include:

Global Smart Logistics Network. We believe that our integrated global air and ground network is the broadest in the industry. We provide all types of package services (air, ground, domestic, international, commercial and residential) through a single pickup and delivery network that is configured to meet customers' needs. Our sophisticated systems, including our RFID-enabled *Smart Package Smart Facility* technology, enable us to optimize network efficiency asset utilization, and to enhance end-to-end visibility.

Global Presence. We serve more than 200 countries and territories. We have a significant presence in all major economies, allowing us to effectively and efficiently operate globally.

Cutting-Edge Technologies. We develop technologies that help customers enhance their shipping and logistics business processes, lowering costs, improving service and increasing efficiency. We leverage advanced and emerging technologies, including artificial intelligence ("AI"), and offer a variety of digital tools and capabilities that enable customers to integrate UPS functionality into their distribution channels. Our digital and automated tools support shipment creation, tracking and data management, and enable data-analysis automation, automated agents, personalization and customized pricing.

Service. We consistently deliver industry-leading service, through engineering and operational excellence, particularly during peak times when our customers need reliability the most.

Broad Service Portfolio. Our service portfolio offers customers of all sizes services to meet their logistics needs. Increasingly, our customers benefit from UPS services beyond package delivery. We continue to invest in specialized services like cold chain and thermal monitoring technologies, which we believe allow us to better serve our healthcare customers.

Customer Relationships. We seek to build and maintain long-term customer relationships. As customer needs evolve, UPS continues to develop value-added services beyond package delivery. Connecting our small package, supply chain, digital and on-demand services across our customer base is important to customer retention and growth.

Brand Equity. Our leading and trusted brand stands for service quality, reliability and innovation. Our vehicles and the professional courtesy of our drivers are major contributors to our brand equity.

Distinctive Culture. Our strong, purpose-driven culture fosters trust, partnership and empowerment among our dedicated employees. We encourage our people to bring their unique perspectives, background, talents and skills to work every day.

Financial Strength. Our financial strength enables us to pursue strategic growth opportunities. This includes investing in digital technology, acquisitions, equipment, facilities and employee development to generate value for shareholders. Our strong credit rating provides additional flexibility in running the business.

Products and Services; Reporting Segments

We have two reporting segments: U.S. Domestic Package and International Package. Our remaining businesses are reported as Supply Chain Solutions ("SCS"). U.S. Domestic Package and International Package are together referred to as our global small package operations.

Global Small Package

Our global small package operations provide time-definite delivery services for express letters, documents, packages and palletized freight via air and ground services. These services are supported by numerous shipping, visibility and billing technologies including our Digital Access Program ("DAP"), which embeds our shipping solutions directly into leading e-commerce platforms, enabling us to reach SMBs and e-commerce markets more broadly.

All packages flow through our single, global network, unless dictated by specific service commitments. This enables efficiently scheduled pick ups for any service level. Our network provides unique operational and capital efficiencies and has a smaller environmental impact than single service network designs.

We offer same-day pickup of air and ground packages seven days a week through a broad variety of network access points including, UPS Access Points, The UPS Stores and UPS drop boxes. UPS drivers can also directly accept packages.

We offer returns services in approximately 150 countries, addressing customers' needs for efficient and reliable returns. These services have been driven by e-commerce growth and are designed to promote efficiency and a friction-free consumer experience.

Our global air operations hub is located in Louisville, Kentucky, and is supported by air hubs across the United States ("U.S.") and internationally. We operate international air hubs in Germany, China, Hong Kong, Canada and Florida (for Latin America and the Caribbean). This design enables cost-effective package processing using fewer, larger and more fuel-efficient aircraft.

U.S. Domestic Package

We are a leader in time-definite, guaranteed small package delivery services in the U.S. We offer a full spectrum of air and ground package transportation services. Our ground fleet serves substantially all business and residential zip codes in the contiguous U.S.

- Our air portfolio offers time-definite, same-day, next-day, two-day and three-day delivery alternatives as well as air cargo services.
- Our ground network enables customers to ship using our day-definite ground service. We deliver approximately 15 million ground packages per day, most within one to three business days.
- Ground Saver (formerly UPS SurePost) provides residential ground service for customers with non-urgent, lightweight residential shipments. In December 2025, we entered into an agreement with the USPS to support final-mile delivery for a portion of Ground Saver volume beginning in 2026.

International Package

International Package consists of our small package operations in Europe, Middle East and Africa (together "EMEA"), Canada and Latin America (together "Americas") and Asia. We offer a wide selection of guaranteed day and time-definite international transportation services supported by our brokerage capabilities that facilitate cross-border clearance for international shipments.

For international package shipments that do not require express services, UPS Worldwide Expedited offers a reliable, deferred, day-definite service option. For cross-border ground package delivery, we offer UPS Standard delivery services within Europe, between the U.S. and Canada, and between the U.S. and Mexico. Worldwide Economy offers a contract-only, e-commerce solution for non-urgent, cross-border shipments. UPS Worldwide Express Freight is a premium international service for urgent, palletized shipments over 150 pounds.

SCS

SCS consists of our Forwarding, Logistics, digital and other businesses. As a global service provider, we strategically seek to provide integration across increasingly complex, specialized and fragmented supply chains.

Forwarding

We are one of the largest U.S. domestic airfreight carriers and airfreight forwarders globally. We offer a portfolio of guaranteed and non-guaranteed global airfreight services. Additionally, as one of the world's leading non-vessel operating common carriers, we provide ocean freight full container load, less-than-container load and multimodal transportation services between most major ports around the world. We also provide customs brokerage as well as various related services.

In 2024, we completed the divestiture of our truckload brokerage business ("Coyote"). For additional information on this divestiture, see note 8 to the audited, consolidated financial statements.

Logistics

Our global logistics and distribution business provides value-added fulfillment and transportation management services. We operate both multi-client and dedicated facilities across our network, many of which are strategically located near UPS air and ground transportation hubs to support rapid delivery to business and consumer markets. We continue to invest in facility automation to enhance operational efficiency.

We offer world-class technology, deep expertise and highly sophisticated healthcare logistics services. With a strategic focus on serving the unique, priority-handling needs of healthcare and life sciences customers, we continue to increase our complex cold-chain logistics capabilities both in the U.S. and internationally. In furtherance of this strategy, we have continued to grow organically, making investments in facilities to expand our network, and inorganically, including through the acquisitions of Frigo-Trans in January 2025 and AHG in November 2025.

Digital and Other SCS Businesses

Our digital and other SCS businesses leverage technology to enable a range of on-demand services. Roadie, our crowdsourced delivery platform, offers the convenience of same-day delivery and efficient service for packages that are not compatible with our small package network. Happy Returns offers innovative end-to-end return services that leverage The UPS Store network. We also offer integrated supply chain and high-value shipment insurance solutions through UPS Capital, as well as a range of services through our other SCS businesses. We believe these services better enable us to meet customers' needs and deepen customer relationships.

Human Capital

Our success comes from our people working together with a shared purpose. As we seek to capture new opportunities and pursue growth, we are focused on maintaining the strengths we have cultivated over our nearly 119-year history while incorporating the new perspectives we need to take the business into the future.

To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, training, talent development and advancement opportunities. For additional information on the importance of our human capital efforts, see "Risk Factors - Business and Operating Risks - Failure to attract or retain qualified employees could materially adversely affect us" and "- Strikes, work stoppages or slowdowns by our employees could materially adversely affect us".

We have approximately 460,000 employees (excluding temporary seasonal employees), of which 370,000 are in the U.S. and 90,000 are located internationally. Our global workforce includes approximately 75,000 management employees (nearly 35% of whom are part-time) and approximately 385,000 hourly employees (nearly 50% of whom are part-time). Nearly 80% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). Our national master agreement with the Teamsters expires on July 31, 2028. In addition, approximately 3,400 of our pilots are represented by the Independent Pilots Association ("IPA"). Our agreement with the IPA became amendable September 1, 2025. We have approximately 2,000 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,000 of our auto and maintenance mechanics who are not represented by the IBT are employed under a collective bargaining agreement with the International Association of Machinists and Aerospace Workers ("IAM"), which expires on July 31, 2029.

Oversight and management

Our Board of Directors (the "Board"), directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around risks and benefits of strategic and technology initiatives impacting

the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter includes oversight responsibility for performance and talent management, workforce representation, work culture and employee development and retention. We believe the Board's oversight of these matters, directly and through its committees, helps identify and mitigate exposure to labor and human capital management risks and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Additional information on our human capital efforts is contained in our annual sustainability report, which describes our activities that support our commitment to acting responsibly and contributing to society. This report is available under the heading "Our Impact" at *www.about.ups.com*.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the U.S. and Canada. We participate in works councils and associations outside the U.S., allowing us to respond to emerging issues abroad. These engagements help build and maintain productive relationships with our employees. For additional information regarding employees employed under collective bargaining agreements, see note 6 to the audited, consolidated financial statements.

Employee health and safety

Our Comprehensive Health and Safety Process ("CHSP") is the foundation of our proactive risk management approach. This approach includes physical safety and mental-health considerations, spans job functions from package handling to management roles, and is applied worldwide, from package sorting facilities to our executive offices.

Through the CHSP, we seek to systematically identify, evaluate, and mitigate health and safety risks in a number of ways. We use internal safety committees to identify and mitigate hazards in the workplace, and we routinely audit critical risk areas such as equipment integrity, environmental conditions and emergency preparedness. We support employee health and well-being through various programs, which focus on physical conditioning, nutrition and fatigue management, in addition to providing extensive programming and training designed to reduce stress-related risks, strengthen resilience and support employees' mental-health. Other programs include affinity-based business resource groups, opportunities to provide feedback through confidential employee surveys, and access to confidential counselling. We provide extensive training in safe work methods, risk identification and resource availability, all designed to mitigate risk.

We monitor our health and safety performance against established metrics, including recordable injury frequency, lost-time injury frequency, and the number of reported vehicular incidents alongside a range of predictive indicators. These measures provide visibility into emerging trends and facilitate continuous improvement across the enterprise.

Customers

Building and maintaining long-term customer relationships through superior service is a competitive strength of UPS. In 2025, we served 1.6 million shipping customers and more than 10.7 million delivery recipients daily. In 2025, one customer, Amazon.com, Inc. and its affiliates, represented approximately 10.6% of our consolidated revenues, substantially all of which was within our U.S. Domestic Package segment. As previously disclosed, our strategy involves reducing volumes from this customer by more than 50% by June 2026 from 2024 levels. For additional information on the operational and financial impacts arising from these actions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations". For additional information on this and other customers, see "Risk Factors - Business and Operating Risks - Changes in our relationships with any of our significant customers, including as a result of our strategy to reduce volume from our largest customer or the loss or reduction in business from one or more other customers, could have a material adverse effect on us" and note 14 to the audited, consolidated financial statements.

Competition

We offer a broad array of transportation and logistics services and compete with many local, regional, national and international logistics providers as well as national postal services. We believe our strategy, network and competitive strengths position us well to compete in the marketplace. For additional information on our competitive environment, see "Risk Factors - Business and Operating Risks - Our industry continues to rapidly evolve. We expect to continue to face significant competition, which could materially adversely affect us".

Government Regulation

We are subject to numerous laws and regulations in the countries in which we operate. Continued compliance with increasingly stringent laws, regulations and policies in the U.S. and in the other countries in which we operate may result in materially increased costs, or we could be subject to substantial fines or possible revocation of our authority to conduct our operations.

Air Operations

The U.S. Department of Transportation ("DOT"), the Federal Aviation Administration ("FAA") and the U.S. Department of Homeland Security, through the Transportation Security Administration ("TSA"), have primary regulatory authority over our air transportation services.

The DOT's authority primarily relates to economic aspects of air transportation, such as operating authority, insurance requirements, pricing, non-competitive practices, interlocking relations and cooperative agreements. The DOT also regulates international routes, fares, rates and practices and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. International operating rights for U.S. airlines are usually subject to bilateral agreements between the U.S. and foreign governments or, in the absence of such agreements, by principles of reciprocity. We are also subject to current and potential aviation, health, customs and immigration regulations imposed by governments in other countries in which we operate, including registration and license requirements and security regulations. We have international route operating rights granted by the DOT and we may apply for additional authorities when those operating rights are available and are required for the efficient operation of our international network. The efficiency and flexibility of our international air transportation network is subject to DOT and foreign government regulations and operating restrictions.

The FAA's authority primarily relates to operational, technical and safety aspects of air transportation, including certification, aircraft operating procedures, transportation of hazardous materials, record keeping standards and maintenance activities and personnel. In addition, we are subject to non-U.S. government regulation of aviation rights involving non-U.S. jurisdictions and non-U.S. customs regulation.

UPS's aircrew, dispatch and aircraft maintenance certification, training, programs and procedures, including aircraft inspection and repair at periodic intervals, are approved for all aircraft and carrier operations under FAA regulations. The future cost of changes and repairs pursuant to these programs and procedures may fluctuate according to aircraft condition, the aircraft parts and services supply chain and the enactment of additional FAA regulatory requirements.

The TSA regulates various security aspects of air cargo transportation. Our airport and off-airport locations, as well as our personnel, facilities and procedures involved in air cargo transportation must comply with TSA regulations.

We participate in the Civil Reserve Air Fleet ("CRAF") program. Our participation in this program allows the U.S. Department of Defense ("DOD") to requisition specified UPS aircraft for military use during a national defense emergency. The DOD is required to compensate us for any use of aircraft under the CRAF program. In addition, participation in the CRAF program entitles us to bid for other U.S. government opportunities including small package and airfreight.

Ground Operations

Our ground transportation of packages in the U.S. is subject to regulation by the DOT and its agency, the Federal Motor Carrier Safety Administration (the "FMCSA"). Ground transportation also falls under state jurisdiction with respect to the regulation of operations, safety and insurance. Our ground transportation of hazardous materials in the U.S. is subject to regulation by the DOT's Pipeline and Hazardous Materials Safety Administration. We also must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours of service for drivers. Ground transportation of packages outside of the U.S. is subject to similar regulatory schemes in the countries in which we transport those packages.

The Postal Reorganization Act of 1970 created the USPS as an independent establishment of the executive branch of the federal government, and created the Postal Rate Commission, an independent agency, to recommend postal rates. The Postal Accountability and Enhancement Act of 2006 amended the 1970 Act to give the re-named Postal Regulatory Commission revised oversight authority over many aspects of the USPS, including postal rates, product offerings and service standards. We sometimes participate in proceedings before the Postal Regulatory Commission in an attempt to facilitate compliance with fair competition requirements for competitive services.

Our ground operations are also subject to compliance with various cargo-security and transportation regulations issued by the U.S. Department of Homeland Security, including regulation by the TSA in the U.S., and similar regulations issued by foreign governments in other countries.

Customs

We are subject to the customs laws regarding the import and export of shipments in the countries in which we operate, including those related to the filing of documents on behalf of client importers and exporters. Our activities in the U.S., including customs brokerage and freight forwarding, are subject to regulation by the Bureau of Customs and Border Protection, the TSA, the U.S. Federal Maritime Commission and the DOT. Our international operations are subject to similar regulatory structures in their respective jurisdictions.

For additional information, see "Risk Factors – Business and Operating Risks – We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us".

Environmental

We are subject to U.S. and international federal, state and local environmental laws and regulations across all of our operations. These laws and regulations cover a variety of matters such as disclosures, operations and processes, including, but not limited to: properly storing, handling and disposing of waste materials; appropriately managing waste water and storm water; monitoring and maintaining the integrity of underground storage tanks; complying with laws regarding clean air, including those governing emissions; protecting against and appropriately responding to spills and releases and communicating the presence of reportable quantities of hazardous materials to local responders. We maintain site-and activity-specific environmental compliance and pollution prevention programs to address our environmental responsibilities and remain compliant. In addition, we maintain numerous programs which seek to minimize waste and pollution within our operations.

Pursuant to the Federal Aviation Act, the FAA with the assistance of the Environmental Protection Agency is authorized to establish standards governing aircraft noise. Our aircraft fleet complies with current noise standards of the federal aviation regulations. Our international operations are also subject to noise regulations in certain other countries in which we operate.

We are also subject to increasing environmental compliance and reporting obligations in the European Union and elsewhere. For additional information, see "Risk Factors – Regulatory and Legal Risks –Regulations related to climate change, including reporting obligations, could materially increase our operating costs".

Communications and Data Protection

As we use radio and other communication facilities in our operations, we are subject to the Federal Communications Act of 1934, as amended. In addition, the Federal Communications Commission regulates and licenses our activities pertaining to satellite communications.

We are subject to a variety of evolving laws and regulations in the U.S. and abroad regarding privacy, cybersecurity, data protection and data security, including the European Union General Data Protection Regulation and China's Personal Information Protection Law. There has recently been increased regulatory and enforcement focus on data protection in the U.S. (at both the state and federal level) and in other countries.

For additional information, see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, increased data protection regulations, or other information technology related risks, could materially adversely affect us".

Health and Safety

We are subject to numerous federal, state and local laws and regulations governing employee health and safety, both in the U.S. and in other countries. Compliance with changing laws and regulations from time to time, including those promulgated by the U.S. Occupational Safety and Health Administration and state agencies, could result in materially increased operating costs and capital expenditures, and negatively impact our ability to attract and retain employees.

For additional information on governmental regulations and their potential impact on us generally, see "Risk Factors – Regulatory and Legal Risks".

Where You Can Find More Information

We maintain websites for business and customer matters at *www.ups.com*, and for investor relations matters at *www.investors.ups.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934 are made available free of charge on our investor relations website under the heading "Investors - SEC Filings" as soon as reasonably practical after we electronically file or furnish the reports to the SEC.

Our Code of Business Conduct, which applies to all of our directors, officers and employees, including our principal executive and financial officers, our Corporate Governance Guidelines and the charters for our Audit, Compensation and Human Capital, Risk, and Nominating and Corporate Governance Committees are also available on our investor relations website under the heading "Investors – Corporate Governance". In the event that we make changes in, or provide waivers from, the provisions of the Code of Business Conduct that the SEC requires us to disclose, we intend to disclose these events within four business days following the date of the amendment or waiver under that heading on our investor relations website.

Our sustainability reporting, which describes our activities that support our commitment to acting responsibly and contributing to society, is available under the heading "Our Impact" at *www.about.ups.com*.

We provide the addresses to our websites solely for information. We do not intend for any addresses to be active links or to otherwise incorporate the contents of any website into this or any other report we file with the SEC.

Item 1A.   *Risk Factors*

Our business, financial condition and results of operations are and will remain subject to numerous risks and uncertainties. You should carefully consider the following risk factors, which may have materially affected or could materially affect us, including impacting our business, financial condition, results of operations, stock price, credit rating or reputation. You should read these risk factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our "Financial Statements and Supplementary Data" in Item 8. These are not the only risks we face. We could also be affected by other unknown events, factors, uncertainties, or risks that we do not currently consider to be material. Additionally, the disclosures in this section reflect our beliefs and opinions as to factors that could materially and adversely affect us in the future. References to historical events are provided by way of example only, and are not intended to be a complete listing or a representation as to whether such events have occurred in the past or their likelihood of occurring in the future.

Business and Operating Risks

Changes or continued uncertainty in general economic conditions, in the U.S. and internationally, may adversely affect us.

We conduct operations in over 200 countries and territories. Our operations are subject to national and international economic factors, as well as the local economic environments in which we operate. Changes or continued uncertainty in general economic conditions are beyond our control, and it may be difficult for us to adjust our business model. For example, we are affected by industrial production, inflation, unemployment, consumer spending, retail activity levels and international trade policies. We have been, and may in the future be, materially affected by adverse developments or uncertainty in these and other aspects of the economy. We have also been, and may in the future be, adversely impacted by changes in general economic conditions resulting from geopolitical uncertainty, tensions and/or conflicts in or arising from various countries and regions, including the European Union, Ukraine, the Russian Federation, the Middle East and the Trans-Pacific region. Changes or uncertainty in general economic conditions, or our inability to accurately forecast these changes or mitigate the impact of these conditions on our business, could materially adversely affect us.

Our industry continues to rapidly evolve. We expect to continue to face significant competition, which could materially adversely affect us.

Our industry continues to rapidly evolve, including demands for faster deliveries, increased visibility into shipments and development of other services. We expect to continue to face significant local, regional, national and international competition. Competitors include the U.S. and international postal services, various motor carriers, express companies, freight forwarders, air couriers, large transportation companies, e-commerce companies and other retailers that continue to make significant investments in their own technology and logistics capabilities, some of whom are currently our customers. We also face competition from start-ups and other smaller companies that combine technologies with flexible labor solutions such as crowdsourcing. New and emerging technologies continue to create additional sources of competition, and if we fail to incorporate new and emerging technologies as effectively as our competitors, our competitive position may be harmed. Competitors have cost, operational and organizational structures that differ from ours and may offer services or pricing terms that we are not willing to offer. Additionally, from time to time we have raised, and may in the future raise, prices and our customers may not be willing to accept these higher prices. If we do not appropriately respond to competitive pressures, including retaining or replacing volume lost to competitors or maintaining our profitability, we could be materially adversely affected.

Industry growth, or lack thereof, may further increase competition. As a result, opportunities for growth could be limited or competitors may improve their financial capacity and strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services and products at competitive prices, which could also materially adversely affect us.

Changes in our relationships with any of our significant customers, including as a result of our strategy to reduce volume from our largest customer or the loss or reduction in business from one or more other customers, could have a material adverse effect on us.

Our strategy includes planned volume declines from our largest customer, Amazon.com, Inc. For 2025, this customer and its affiliates accounted for 10.6% of our consolidated revenues. In connection with the execution of this strategy, we have made and continue to make reductions in the number of our facilities, vehicles and aircraft, and our workforce, intended to better align our assets and workforce to our planned operations, and to eliminate stranded costs. In the event we are not able to successfully make appropriate adjustments or control related costs, our profitability could be materially impacted. For

additional information on the operational and financial impacts arising from this strategy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Some of our other larger customers can account for a relatively significant portion of our volume and revenues in a particular quarter or year. Customer impact on our revenue and profitability can vary based on a number of factors including: contractual volume amounts; pricing terms; product launches; e-commerce or other industry trends, including those related to the holiday season; business combinations and the overall growth of a customer's underlying business; as well as any disruptions to their business. Customers could choose, and have in the past chosen, to divert all or a portion of their business with us to one of our competitors, demand pricing concessions, request enhanced services that increase our costs, or develop their own logistics capabilities. In addition, certain of our significant customer contracts include termination rights of either party upon the occurrence of certain events or without cause upon advance notice to the other party. If all or a portion of our business relationships with one or more significant customers were to terminate or significantly change in an unplanned manner, this could materially adversely affect us.

Failure to attract or retain qualified employees could materially adversely affect us.

We depend on the skills and continued service of our large, global workforce. Annually, we also hire many part-time and seasonal workers. We must be able to attract, develop and retain a large global workforce. If we are unable to hire, properly train or retain qualified employees, we could experience increased labor costs, reduced revenues, increased workers' compensation and automobile liability claims costs, regulatory noncompliance, customer losses and diminution of our brand value or company culture, which could materially adversely affect us. Our ability to control labor costs has in the past been, and is expected to continue to be, subject to numerous factors, including labor-related contractual obligations, turnover, training costs, regulatory changes, market pressures, inflation, unemployment levels and healthcare and other benefit costs.

In addition, our *Network Reconfiguration* and *Efficiency Reimagined* initiatives have led to, and are expected to continue to lead to, consolidations of our facilities and workforce, as well as an end-to-end process redesign. Our inability to continue to retain experienced and motivated employees through the execution of these and other initiatives may also materially adversely affect us.

Strikes, work stoppages or slowdowns by our employees could materially adversely affect us.

Many of our U.S. employees are employed under a national master agreement with the Teamsters and various supplemental agreements with affiliated local unions. Our national master agreement with the Teamsters expires on July 31, 2028. Our airline pilots, airline mechanics, ground mechanics and certain other employees are employed under other collective bargaining agreements that expire at various times. In addition, some of our international employees are employed under collective bargaining or similar agreements. Employees who are not employed under a collective bargaining agreement may choose to organize in the future. Actual or threatened strikes, work stoppages or slowdowns could adversely affect our ability to meet our customers' needs. As a result, customers have in the past reduced, and in the future may reduce, their business or stop doing business with us if they believe that such actions may adversely affect our ability to provide services. We may permanently lose customers if we are unable to provide uninterrupted service, and this could materially adversely affect us. The terms of collective bargaining agreements also may affect our competitive position and results of operations. Furthermore, our actions or responses to any such negotiations, labor disputes, strikes or work stoppages could negatively impact how our brand is perceived and our reputation and could materially adversely affect us.

We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us.

As a result of concerns about global terrorism and physical security, various governments have adopted and may adopt additional heightened security requirements, significantly increasing our operating costs. Regulatory and legislative requirements may change in response to evolving threats. We cannot determine the effect that any new requirements will have on our operations, cost structure or operating results, and new rules or other future security requirements may significantly increase our operating costs and reduce operating efficiencies. Compliance with security requirements or our own security measures may not prevent attacks or security breaches, which could materially adversely affect us.

A significant cybersecurity incident, increased data protection regulations, or other information technology related risks, could materially adversely affect us.

We rely on information technology networks and systems and other operational technologies to operate our business, including the internet and internally developed systems and applications, as well as certain technology systems from third-party vendors (collectively referred to as "IT"). For example, we rely on IT to receive package level information in advance of the

physical receipt of packages, move and track packages through our operations, efficiently plan deliveries, execute billing processes, provide information to package recipients, manage employee data and track and report financial and operational data. Our franchise locations and subsidiaries also rely on IT to manage their business processes and activities.

IT (ours, as well as those of our franchisees, acquired businesses, and third-party service providers) have been and will continue to be susceptible to damage, disruptions and shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, misconfigurations, computer viruses, cyber-attacks, encryption caused by ransomware or malware attacks, exfiltration of data, attacks by foreign governments, state-sponsored actors, or criminal groups, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. In recent periods, the frequency and sophistication of cyber-attacks have increased and are expected to continue to increase, including as a result of state-sponsored cybersecurity attacks during periods of geopolitical conflict.

In addition, we are increasing our utilization of artificial intelligence ("AI") to optimize our operations, improve the customer experience and support decision-making. The rapid evolution and increased adoption of AI technologies has and may continue to intensify our cybersecurity risks. AI technologies often require access to large volumes of sensitive data. If our AI systems are compromised through cyberattacks or unauthorized access, it could result in data breaches, a loss of proprietary information, or violations of data protection laws. Additionally, leveraging AI capabilities for our internal functions may introduce additional operational vulnerabilities by producing inaccurate outcomes, recommendations or other suggestions based on flaws in the underlying data, or other unintended results.

Accordingly, we may be unable to anticipate these risks or implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above. In addition, our security processes, protocols and standards may not be sufficient, effective or may not be complied with, either intentionally or inadvertently. Cybersecurity incidents have in the past and may in the future expose us, our customers, employees, franchisees, service providers or others, to loss, disclosure or misuse of proprietary information and sensitive or confidential data or result in disruptions to our operations or those of our customers, franchisees, service providers or others. For example, cyber criminals have in the past gained access to customer accounts and are expected to continue to try to gain access to customer accounts. Criminal activity includes fraudulently inserting, diverting and misappropriating items being transported in our network, fraudulently charging shipment fees to customer or franchisee accounts, and fraudulently sending text messages to recipients purporting to be from UPS. The occurrence of any of the events described above could result in material disruptions in our business, the loss of existing or potential customers, damage to our brand and reputation, additional regulatory scrutiny, litigation and other potential material liability. We also may not discover the occurrence of any of the events described above for a significant period after the event occurs. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, regulators and the public.

We utilize and interact with the IT of third parties for many aspects of our business, including related to our customers, franchisees and service providers such as cloud service providers and third-party delivery service providers. These third parties have access to information we maintain about our company, operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact our business operations. These third parties are subject to risks described above, and other risks, that could damage, disrupt or close down their networks or systems. The security processes, protocols and standards that we implement, and the contractual provisions requiring security measures that we impose on such third parties, may not be sufficient or effective at preventing such events or may not be adhered to. These events have in the past and could in the future result in unauthorized access to, or disruptions or denials of access to, misuse or disclosure of, information or systems that are important to us, including proprietary information, sensitive or confidential data, and other information about our operations, customers, employees and suppliers, including personal information.

We have invested and expect to continue to invest in IT security initiatives, IT risk management and disaster recovery capabilities. The costs and operational consequences of implementing, maintaining and enhancing data or system protection measures could increase significantly to mitigate increasingly frequent, complex and sophisticated cyber threats and regulatory requirements.

In addition, our customers' confidence in our ability to protect data and systems and to provide services consistent with their expectations could be impacted, further disrupting our operations. While we maintain cyber insurance, we cannot be certain that our coverage will be adequate for any liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any claim.

To date we are unaware of any material data breach or cybersecurity incident, including an information system disruption, although we cannot provide any assurances that a material event or impact will not occur in the future. Our efforts to deter,

identify, mitigate and/or eliminate future breaches or cybersecurity incidents may require significant additional effort and expense and may not be successful.

In addition, there has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the U.S. (at both the state and federal level) and internationally. This includes the EU's General Data Protection Regulation, the California Privacy Rights Act, the Virginia Consumer Data Protection Act, and other similar laws that have been or are expected to be enacted by other jurisdictions. In addition, China and certain other jurisdictions have enacted more stringent data localization requirements. An actual or alleged failure to comply with applicable data protection laws, regulations, or other data protection standards has in the past and may in the future expose us to litigation, fines, sanctions, or other penalties, which could harm our reputation and materially adversely affect us. The regulatory environment is increasingly challenging, based on discretionary factors, and difficult to predict. Consequently, compliance with applicable regulations may present material obligations and risks to our business, including significantly expanded compliance burdens, costs, and enforcement risks which are expected to increase over time; require us to make extensive system or operational changes; or adversely affect the cost or attractiveness of the services we offer.

Failure to maintain our brand image and corporate reputation could materially adversely affect us.

Our success depends in part on our reputation and our ability to maintain a positive image of the UPS brand. Service quality issues, actual or perceived, could tarnish the image of our brand and may cause customers not to use our services. Also, adverse publicity or public sentiment surrounding labor relations, safety matters, environmental, sustainability and governance concerns, physical or cyber security matters, political activities and similar matters, or attempts to connect our company to such issues, either in the U.S. or elsewhere, could materially adversely affect us. For example, damage to our reputation or loss of brand equity could require the allocation of resources to rebuild our reputation and restore the value of our brand. The proliferation of social media may increase the likelihood, speed, and magnitude of negative brand events.

The effects of global climate change could materially adversely affect us.

The effects of climate change have presented and will continue to present financial and operational risks to our business, both directly and indirectly. We have disclosed an intention to reduce our carbon emissions, including our goal to achieve carbon neutrality in our global operations by 2050 and our other short- and mid-term environmental sustainability goals.

Our ability to meet our goals will depend in part on significant technological advancements, many of which are beyond our control. This includes the development and availability of reliable, affordable and low emission energy solutions, including sustainable aviation fuel and alternative fuel and battery electric vehicles. There can be no assurances that our goals and strategic plans to achieve those goals will be successful, that the related costs will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, that the severity of and or the pace of negative climate-related effects will not accelerate faster than expected, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on us.

Furthermore, methodologies for reporting climate-related information may change and previously reported information may need to be adjusted to reflect new reporting protocols or regulations. These could include changes in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting climate-related information across our operations are evolving along with multiple disparate standards for identifying, measuring and reporting sustainability metrics, including disclosures that may be required by U.S. federal or state, or international, regulators. Such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or our ability to achieve such goals. Changes in regulation or technology impacting our business could require us to write down the carrying value of assets, which could result in material impairment charges.

Moreover, we may determine that it is in our best interests to prioritize other investments over the achievement of our goals based on economic, regulatory, business strategy or other factors. If we do not meet our goals or there is perception that we failed to meet these goals, then, in addition to regulatory and legal risks related to compliance, we could incur adverse publicity and reaction, which could materially adversely impact us.

Severe weather or other natural or man-made disasters could materially adversely affect us.

The increased severity or frequency of certain weather conditions (including as a result of climate change) or other natural or man-made disasters, including storms, floods, fires, wind gusts, earthquakes, rising temperatures, epidemics, pandemics, conflicts, civil or political unrest, safety failures or terrorist attacks, have in the past and may in the future disrupt our business. Customers may reduce shipments, supply chains may be disrupted, demand may be negatively impacted, property may be

damaged, employees may be injured, or our costs to operate our business may increase, any of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business. To the extent that weather conditions or other disasters become more frequent or severe, disruptions to our business and those of our customers and costs to repair damaged facilities or maintain or resume operations could increase. Furthermore, as a result of the impact of climate change on the frequency or severity of weather conditions and other disasters, insurance providers may reduce the availability or increase the cost of insurance.

Economic, political, or social developments and other risks associated with international operations could materially adversely affect us.

We have significant international operations and, as a result, we are exposed to changing economic, political and social developments in several countries which are beyond our control. Emerging markets are often more volatile than those in developed countries, and any broad-based downturn in these markets could reduce our revenues and materially adversely affect us. We are subject to many laws governing our international operations, including those that prohibit improper payments to government officials and commercial customers, govern our environmental impact or labor matters, restrict where we can do business, regulate our services to certain countries and limit information that we can provide to non-U.S. governments. Our failure to manage and anticipate these and other risks associated with our international operations could materially adversely affect us.

Inability to effectively integrate acquired businesses and realize the anticipated benefits of any acquisitions, joint ventures or strategic alliances could materially adversely affect us.

As part of our strategy, from time to time we acquire businesses, form joint ventures and enter strategic alliances. Whether we realize the anticipated benefits from these transactions depends, in part, upon successful integration between the businesses involved, the performance of the underlying operations, capabilities or technologies and the management of the acquired operations. Accordingly, our financial results could be materially adversely affected by our delay or failure to effectively integrate acquired operations, unanticipated performance or other issues or transaction or other integration-related charges.

Financial Risks

Changing fuel and energy prices, including gasoline, diesel and jet fuel, and interruptions in supplies of these commodities could materially adversely affect us.

Fuel and energy costs have a significant impact on our operations. We require significant quantities of fuel for our aircraft and delivery vehicles and are exposed to the risks associated with variations in the market price for petroleum products, including gasoline, diesel and jet fuel. We seek to mitigate our exposure to changing fuel prices through pricing strategies and have in the past and may in the future utilize hedging transactions. There can be no assurance that these strategies will be effective. If we are unable to maintain or increase our fuel surcharges, higher fuel costs could materially adversely impact our operating results. Even if we can offset changes in fuel costs with surcharges, high fuel surcharges have in the past, and may in the future, result in customers shifting from our higher-yielding products to lower-yielding products or an overall reduction in volume, revenue and profitability. Moreover, we could experience a disruption in energy supplies as a result of new or increased regulations, war or other conflicts, weather-related events or natural disasters, actions by producers (including as part of their own sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us.

Changes in foreign currency exchange rates or interest rates may have a material adverse effect on us.

We conduct business in many countries, with a significant portion of our revenue derived from operations outside the United States. Our international operations are affected by changes in the exchange rates for local currencies, particularly the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar.

We are affected by changes in interest rates, primarily on our short-term debt and that portion of our long-term debt that carries floating interest rates. Additionally, changes in interest rates impact the valuation of our pension and postretirement benefit obligations and the related costs recognized in the statements of consolidated income. The impact of changes in interest rates on our pension and postretirement benefit obligations and costs, and on our debt, is discussed further in Part I, "Item 7 - Critical Accounting Estimates," and Part II, "Item 7A - Quantitative and Qualitative Disclosures about Market Risk", respectively, of this report.

We monitor and manage foreign currency exchange rate and interest rate exposures, and use derivative instruments to mitigate the impact of changes in these rates on our financial condition and results of operations; however, changes in foreign

currency exchange rates and interest rates cannot always be predicted or effectively hedged, and may have a material adverse effect on us.

Our business requires significant capital and other investments; if we do not accurately forecast our future investment needs, we could be materially adversely affected.

Our business requires significant capital investments, including in aircraft, vehicles, technology, facilities and sortation and other equipment. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to strategic initiatives, and economic and regulatory conditions. These investments support both our existing business and our strategic initiatives. Forecasting amounts, types and timing of investments involves many factors which are subject to uncertainty and may be beyond our control, such as technological changes, general economic trends, revenues, profitability, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could under- or over-invest, or have excess capacity or insufficient capacity, which could materially adversely affect us.

Employee health and retiree health and pension benefit costs represent a significant expense to us; further cost increases could materially adversely affect us.

Our employee health, retiree health and pension benefit expenses are significant. In recent years, we have experienced increases in some of these costs, including increased healthcare costs exceeding the rate of inflation and discount rates that we use to value our company-sponsored defined benefit plan obligations. Increasing healthcare costs, volatility in investment returns and discount rates, as well as changes in laws, regulations and assumptions used to calculate retiree health and pension benefit expenses, may materially adversely affect our business, financial condition, or results of operations, and have required, and may in the future require, significant contributions to our benefit plans. Our national master agreement with the Teamsters includes provisions that are designed to mitigate certain healthcare expenses, but there can be no assurance that our efforts will be successful or that these expense increases will not materially adversely affect us.

We participate in various trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. As part of the collective bargaining process, we have agreed to contribute certain amounts to the multiemployer benefit plans during the contract period. The multiemployer benefit plans set benefit levels and are responsible for benefit delivery to participants. Future contribution amounts to multiemployer benefit plans will be determined through collective bargaining. In future collective bargaining negotiations we could agree to make significantly higher contributions to one or more of these plans. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on us could result from our participation in these plans.

Insurance and claims expense could materially adversely affect us.

We have a combination of both self-insurance and high-deductible insurance programs for the risks arising out of our business and operations, including claims exposure resulting from cargo loss, cyber-attacks, personal injury, property damage, aircraft and related liabilities, business interruption and workers' compensation. Self-insured workers' compensation, automobile and general liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. If the number, severity or cost of claims for which we retain risk increases, our financial condition and results of operations could be materially adversely affected. If we lose our ability to, or decide not to, self-insure these risks, our insurance costs could materially increase and it could be difficult to obtain adequate levels of insurance coverage.

Changes in markets and our business plans have resulted, and may in the future result, in substantial impairments of the carrying value of our assets, thereby reducing our net income.

We regularly assess the carrying values of our assets relative to their estimated fair values. If the carrying value of an asset exceeds its estimated fair value, we may be required to incur charges to reduce its carrying value. Fair value determinations are dependent on a significant number of estimates and assumptions that could be impacted by a variety of factors, including changes in business strategy, revenues, expenses, acquisition integration activities, government regulations, costs of capital and economic or market conditions. The use of different estimates or assumptions could also result in different fair value estimates. Our fair value estimates have resulted from time to time, and may in the future result, in substantial impairments of our assets. While we did not incur any impairments of goodwill during 2025 or 2024, certain of our reporting units experienced a decrease in the excess of their estimated fair values over their respective carrying values during each year. We have been and may be required in the future to recognize additional impairments of long-lived assets, including definite-lived intangible assets, property, plant and equipment and leases, which could be material. For example, as previously disclosed, we have recorded

$182 million in asset impairment charges during the fourth quarter of 2025. Furthermore, we have been and may be required in the future to recognize accelerated depreciation and amortization charges if we determine the useful lives or salvage values of our assets are less than we originally estimated. Changes in our business plans, including network changes that began in 2025, have led to and may in the future lead to revisions in our estimates of useful lives or salvage values of our assets. Such charges have in the past, and may in the future, reduce our net income, potentially materially.

We may have significant additional tax liabilities that could materially adversely affect us.

We are subject to income taxes in the U.S. and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. There are many transactions and calculations where our ultimate tax liability is uncertain.

We are regularly under audit by tax authorities in many jurisdictions. Economic and political pressures to increase tax revenue may make resolving tax disputes more difficult. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. In addition, changes in U.S. federal and state or international tax laws, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions may materially adversely impact our tax expense and cash flows.

Regulatory and Legal Risks

Increasingly complex and stringent laws, regulations and policies could materially increase our operating costs.

We are subject to complex and stringent aviation, transportation, environmental, security, labor, employment, safety, privacy, disclosure and data protection and other governmental laws, regulations and policies, both in the U.S. and internationally. In addition, we are and expect to continue to be impacted by laws, regulations and policies that affect global trade, including tariff and trade policies, export requirements, embargoes, sanctions, taxes, monetary policies and other restrictions and charges. Trade discussions and arrangements between the U.S. and various of its trading partners are unpredictable, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties, including the imposition of new tariffs or adjustments and changes to existing tariff policies. The impact of new laws, regulations and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations or policies in the U.S. or other countries could result in substantial fines or possible revocation of our authority to conduct our operations, which could materially adversely affect us.

Regulations related to climate change, including reporting obligations, could materially increase our operating costs.

Regulation and required disclosures of greenhouse gas ("GHG") emissions and related matters exposes us to potentially significant new taxes, fees, disclosure and compliance obligations and other costs. Compliance with such regulations, and any increased or additional regulations, or the associated costs is further complicated by the fact that various countries and regions may adopt different approaches to climate change regulation and disclosures.

In the U.S., Congress has considered but, to date, not passed various bills that would regulate GHG emissions. Nevertheless, we believe some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency could determine to regulate GHG emissions, especially aircraft or diesel engine emissions, and this could impose substantial costs on us.

International regulations also continue to increase and could materially increase our operating and other costs. For example, the ReFuelEU Aviation initiative, a European regulation, mandates jet fuel suppliers in Europe supply a target percentage of sustainable aviation fuel ("SAF") at airports inside the European Union. The SAF target percentage started at 2% in 2025 and increases to 70% by 2050. The cost of SAF can be higher than conventional jet fuel, and SAF suppliers can pass this cost along to purchasers, which can increase our operating costs, potentially significantly. This initiative has also mandated increased reporting requirements. Also beginning in 2025, we have been required to monitor and report the non-carbon dioxide aviation effects for certain routes in the European Union. These requirements are expected to increase in the future, and may expand beyond reporting, either of which would increase our compliance costs. In addition, the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), a global, market-based emissions offset program to encourage carbon-neutral growth began a voluntary pilot phase in 2021, with mandatory participation scheduled to begin in 2027. Details regarding implementation of CORSIA continue to develop, and compliance may increase our operating costs, potentially significantly.

In addition, in January 2026, the U.S. withdrew from the Paris Climate Accords. The effect that the withdrawal may have on future U.S. policy regarding GHG emissions, on CORSIA and on other GHG regulation remains uncertain. The extent to which other countries implement those accords could also have a material adverse effect on us.

Increased regulation relating to GHG emissions in the U.S. or abroad, especially aircraft, gasoline or diesel engine emissions, could, among other things, increase the cost of fuel and other energy we purchase and the costs associated with updating or replacing our aircraft or vehicles prematurely. We cannot predict the impact any future regulation will have on our cost structure or our operating results. It is likely that such regulation could significantly increase our operating costs and that we may not be willing or able to offset such costs. Moreover, even without such regulation, increased awareness and any adverse publicity about the GHGs emitted by airline and transportation companies could harm our reputation and reduce customer demand for our services, especially our air services.

Furthermore, many countries and U.S. states have adopted, or are expected to adopt, additional requirements relating to GHG emissions disclosures and related matters. These requirements may differ or conflict from jurisdiction to jurisdiction. Compliance with these requirements may increase our operating costs or require significant management time and attention. Any failure to comply with applicable regulations could result in substantial fines or other penalties, which could materially adversely affect us.

We may be subject to various other claims and lawsuits that could result in significant expenditures which may materially adversely affect us.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, property damage, business practices, environmental liability and other matters. Any material litigation or a catastrophic accident or series of accidents could result in significant expenditures and have a material adverse effect on us.

Item 1B.   *Unresolved Staff Comments*

None.

Information About Our Executive Officers

For information about our executive officers, see Part III, "Item 10. Directors, Executive Officers and Corporate Governance".

Item 1C.   *Cybersecurity*

The Board regularly discusses our most significant risks and how these risks are being managed. The Board has appointed a Risk Committee, consisting entirely of independent directors, whose responsibilities include assisting the Board in overseeing management's identification and evaluation of strategic enterprise risks, including risks associated with privacy, technology, information security, AI, cybersecurity and cyber incident response and business continuity. The Risk Committee regularly updates the Board on these activities.

The Risk Committee oversees the Company's approach to cybersecurity risk assessment and mitigation by, among other things, (i) reviewing the Company's cybersecurity insurance program, (ii) reviewing the Company's cybersecurity budget, (iii) discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs, (iv) being briefed on cybersecurity matters by outside experts, and (v) receiving regular updates from the Company's Chief Information Security Officer ("CISO") and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments. The Company's Chief Legal and Compliance Officer ("CLCO"), Chief Digital and Technology Officer ("CDTO"), CISO and Vice President of Compliance and Internal Audit participate in Risk Committee meetings and meet individually with the Risk Committee on a periodic basis to discuss and address relevant matters, including the Company's approach to cybersecurity risk assessment and mitigation. The CISO reports to the CDTO, who in turn reports to the Chief Executive Officer ("CEO"). The CISO has more than thirty years of IT experience, has served many years in various information security management roles and has multiple cybersecurity certifications.

The Company maintains an enterprise risk management process designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. Cybersecurity is among the risks considered as a part of this process. The Company's management, including the CISO, also participates on the Company's Information Security & Privacy Governance Council ("ISPGC"). The ISPGC meets periodically to consider information security and privacy matters.

The Company utilizes various technical and qualitative processes to assist in identifying, assessing and managing cybersecurity risks. The Company's processes include periodic discussions and risk reviews with management. These processes also include, depending on facts and circumstances, internal audits, third-party assessments, post-remediation reviews, engagements with independent third-party service providers and key governmental agencies, regular employee training, an incident response plan and backup and recovery plans. Our periodic engagements with independent third-party service providers are designed to provide qualitative and technical cybersecurity assessments. The Company has a corporate-level cybersecurity team, led by the CISO, that, among other responsibilities, receives and reviews reports regarding potential threats, trends and remediation strategies. The cybersecurity team evaluates threat intelligence and information obtained from various sources, including internal, public or private sources, government agencies and external consultants. Certain of the Company's subsidiaries have separate cybersecurity teams that, along with the corporate-level cybersecurity team, play a role in the Company's efforts to monitor, identify, assess and manage cybersecurity risks.

The Company interacts with the information technology networks and systems of third parties for many aspects of our business. We consider and evaluate cybersecurity risks associated with the use of independent third-party service providers. To help UPS understand and mitigate potential cybersecurity risks related to third parties, we generally utilize measures such as vendor risk assessments, periodic technical assessments of third-party vendors' controls and contracts governing the use of and access to our data and compliance with our security requirements.

We maintain an Incident Response Plan that includes processes and procedures for reviewing and responding to cybersecurity incidents. We periodically test our readiness to respond to a cybersecurity incident through various scenario-based drills. The Incident Response Plan includes processes for escalation to the CISO, the Executive Leadership Team, including the CEO, the Risk Committee and the Board, and a process for consideration of whether a cybersecurity incident is material and may require disclosure in SEC filings.

For additional information on cybersecurity risks and the impact they may have on our business strategy, results of operations or financial condition see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, increased data protection regulations, or other information technology related risks, could materially adversely affect us".

Item 2. *Properties*

Operating Facilities

We own our corporate headquarters in Atlanta, Georgia and our information technology headquarters, located in Parsippany, New Jersey. Our primary information technology operations are consolidated in an owned facility in New Jersey.

We own or lease approximately 1,000 package facilities in the U.S., with approximately 90 million square feet of floor space. These facilities have vehicles and drivers stationed for the pickup and delivery of packages, and capacity to sort and transfer packages. Our larger facilities also service our vehicles and equipment, and employ specialized mechanical equipment for the sorting and handling of packages. We own or lease approximately 800 facilities in our international package operations, with approximately 23 million square feet of floor space.

Our aircraft are operated in a hub and spoke pattern in the U.S., with our principal air hub, Worldport, located in Louisville, Kentucky. Our major air hub in Europe is located in Germany, and in Asia we operate multiple major air hubs in China and Hong Kong.

We own or lease approximately 600 facilities, with approximately 50 million square feet of floor space, which support our freight forwarding and logistics operations. This includes approximately 22 million square feet of healthcare-compliant warehousing. We own and operate a logistics campus consisting of approximately 4 million square feet in Louisville, Kentucky.

We also own a number of ancillary properties that support our global operations.

Fleet

Aircraft

The following table shows information about our aircraft fleet as of December 31, 2025:

Description	UPS Owned and/or Operated	Charters & Leases Operated by Others	On Order	Under Option
Boeing 757-200	75	—	—	—
Boeing 767-300	89	—	18	—
Boeing 767-300BCF	6	—	—	—
Boeing 767-300BDSF	4	—	—	—
Airbus A300-600	52	—	—	—
Boeing MD-11[1]	26	—	—	—
Boeing 747-400F	11	—	—	—
Boeing 747-400BCF	2	—	—	—
Boeing 747-8F	30	—	—	—
Other	—	221	—	—
Total	295	221	18	—

[1] During the fourth quarter of 2025, we permanently grounded and subsequently retired our MD-11 fleet. For additional information, see note 4 to the audited, consolidated financial statements. We do not expect this action to have a material impact on our business, financial condition or results of operations.

Vehicles

As of December 31, 2025, we operated a global ground fleet of approximately 125,000 package cars, vans, tractors and motorcycles, including approximately 19,000 alternative fuel and advanced technology vehicles.

Item 3. *Legal Proceedings*

See note 10 to the audited, consolidated financial statements for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our class A common stock is convertible into one share of our class B common stock. Our class B common stock is listed on the New York Stock Exchange under the symbol "UPS".

As of February 2, 2026, there were 152,776 and 19,392 shareowners of record of our class A and class B common stock, respectively.

Historically we have declared and paid dividends on a quarterly basis. The declaration of dividends is subject to the discretion of the Board of Directors (the "Board") and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors.

On January 27, 2026, the Board approved a $1.64 per share dividend, which is payable on March 5, 2026 to shareowners of record on February 17, 2026.

In January 2023, the Board approved a share repurchase authorization for up to $5.0 billion of class A and class B common stock. During 2025, we repurchased 8.6 million shares of class B common stock for $1.0 billion under this authorization. As of December 31, 2025, we had $1.3 billion available under our share repurchase authorization. We do not anticipate further share repurchases in 2026.

For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

Shareowner Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates such information by reference into such filing.

The following graph shows a five-year comparison of cumulative total shareowners' returns for our class B common stock, the Standard & Poor's 500 Index and the Dow Jones Transportation Average. The comparison of the total cumulative return on investment, which is the change in the stock price plus reinvested dividends for each of the quarterly periods, assumes that $100 was invested on December 31, 2020 in the Standard & Poor's 500 Index, the Dow Jones Transportation Average and our class B common stock.



Comparison of Five-Year Cumulative Total Return

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
United Parcel Service, Inc.	$ 100.00	$ 133.61	$ 111.96	$ 105.29	$ 87.89	$ 74.69
Standard & Poor's 500 Index	$ 100.00	$ 128.68	$ 105.35	$ 133.02	$ 166.27	$ 195.97
Dow Jones Transportation Average	$ 100.00	$ 129.04	$ 108.02	$ 121.34	$ 120.71	$ 136.89

For information regarding our equity compensation plans, see Item 13 of this Annual Report.

Item 6.   [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and related notes included in Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K (this "Annual Report" or "this report"). This section of this Annual Report includes a discussion of 2025 and 2024 items and year-over-year comparisons between those years. For a discussion of year-over-year comparisons between 2024 and 2023 that are not included in this Annual Report see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission on February 18, 2025.

Overview

In 2025, we continued to execute our *Customer First, People Led and Innovation Driven* strategy, which focuses on growing in the parts of the market that value our end-to-end solutions, including healthcare, small-and medium-sized businesses ("SMBs") and International.

As part of this strategy, we drove a reduction in volume from our largest customer, with a targeted reduction of 50% by June 2026 from 2024 levels. Partly as a result, we increased consolidated revenue per piece by 6.6%, and expanded SMB penetration to over 30% of total U.S. volume.

In connection with this strategic execution of volume declines, we began our *Network Reconfiguration* and *Efficiency Reimagined* initiatives. These initiatives are intended to enhance the efficiency of our network through automation and operational sort consolidation in our U.S. Domestic network. From these initiatives, we delivered on our planned year-over-year cost savings of approximately $3.5 billion in 2025. See *Supplemental Information - Items Affecting Comparability* for additional discussion.

Also in 2025, we completed the acquisitions of Frigo-Trans and Biotech & Pharma Logistics ("Frigo-Trans"), and Andlauer Healthcare Group ("AHG"). In 2025, our global healthcare portfolio generated more than $11 billion in revenue, furthering our progress towards our goal to become the number one complex healthcare logistics provider in the world. In September 2024, we completed the divestiture of our truckload brokerage services ("Coyote"), which contributed $1.6 billion of revenue in 2024 prior to its divestiture.

Effective January 1, 2025, we insourced our former SurePost product, and replaced it with Ground Saver, a domestic economy service meant to complement our array of products used by our customers. This change provided us greater operational control and service quality with respect to this product. However, this insourcing pressured our operating results, as pickup and delivery costs were higher than in 2024. In December 2025, we entered into a new agreement with the United States Postal Service ("USPS") to assist with final-mile delivery for a portion of our Ground Saver and Mail Innovations volumes starting in 2026, which is expected to allow us to more cost efficiently serve our customers while maintaining our service levels.

In the International market, during 2025 we implemented weekend delivery within Europe. Additionally, our new air hub in the Philippines is slated to open towards the end of 2026 and our expansion in Hong Kong is planned to open in 2028. Both gateways are expected to give us broader access and faster time in transit on the trade lanes that are growing in Asia.

During 2025, we returned $6.4 billion in cash to shareholders by completing $1.0 billion of share repurchases and paying $5.4 billion in dividends.

Our 2025 financial results also reflect the impact of a complex macro environment, driven by evolving trade policies, and the significant strategic actions we are taking including revenue quality initiatives. Global trade policy changes during 2025, including pending and enacted tariffs and de minimis exclusions, resulted in shifting trade lane volumes, particularly reducing volumes on our China to U.S. lane, pressuring our International Package segment margins during the year.

Highlights of our consolidated results which are discussed in more detail below, include:

	2025		2024		Change $		Change %
Revenue (in millions)	$	88,661	$	91,070	$	(2,409)	(2.6)%
Operating Expenses (in millions)		80,794		82,602		(1,808)	(2.2)%
Operating Profit (in millions)	$	7,867	$	8,468	$	(601)	(7.1)%
Operating Margin		8.9 %		9.3 %			
Net Income (in millions)	$	5,572	$	5,782	$	(210)	(3.6)%
Basic Earnings Per Share	$	6.56	$	6.76	$	(0.20)	(3.0)%
Diluted Earnings Per Share	$	6.56	$	6.75	$	(0.19)	(2.8)%
Operating Days		252		253			
Average Daily Package Volume (in thousands)		20,847		22,418			(7.0)%
Average Revenue Per Piece	$	14.50	$	13.60	$	0.90	6.6 %

- Average daily package volume in our global small package operations decreased in 2025, primarily due to the execution of planned volume declines from our largest customer and revenue quality actions we took related to certain e-commerce customers.

- Revenue declined in 2025, primarily driven by the impact of the Coyote divestiture, the volume declines described above, and decreases in our Mail Innovations volume. These decreases were partially offset by growth in our International Package segment, driven by higher average daily volume and ongoing revenue-quality initiatives, as well as increased air cargo revenue from the full onboarding in the fourth quarter of 2024 of volume under our USPS contract and continued contributions from our healthcare logistics businesses.

- Revenue per piece increased due to favorable trends in customer and product mix as well as revenue quality actions that we took.

- Operating expenses decreased in 2025, driven by decreases in purchased transportation expense, primarily attributable to the impact of the Coyote divestiture, the insourcing of our Ground Saver product and a gain from sale-leaseback transactions involving real estate properties within Supply Chain Solutions ("SCS"). These decreases were partially offset by increases in compensation and benefits and higher pick up and delivery costs associated with the insourcing of our Ground Saver product, incremental costs related to the grounding of our MD-11 fleet and costs related to implementing weekend delivery within Europe.

- Operating profit and operating margin decreased due to increased pickup and delivery expenses in the U.S. Domestic Package segment and shifting international volume to less profitable trade lanes due to trade policy challenges, partially offset by the impact of our revenue quality efforts.

- We reported net income of $5.6 billion and diluted earnings per share of $6.56, which included $0.30 per diluted share attributable to the gain from sale-leaseback transactions involving real estate properties within SCS. Non-GAAP adjusted diluted earnings per share in 2025 were $7.16 after adjusting for the after-tax impacts of:

  ◦ Transformation Strategy Costs of $452 million, or $0.53 per diluted share;

  ◦ Goodwill and Asset Impairment Charges of $156 million, or $0.18 per diluted share, which includes a charge of $137 million related to the retirement of our MD-11 aircraft fleet;

  ◦ a Net Loss on Divestiture of $15 million, or $0.02 per diluted share; and

  ◦ the Reversal of an Income Tax Valuation Allowance of ($109) million, or ($0.13) per diluted share.

For additional operational results specific to U.S. Domestic Package, International Package and SCS refer to the respective discussions below.

Supplemental Information - Items Affecting Comparability

Our operating expenses are allocated between our operating segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. There were no significant changes to our allocation methodologies for 2025 relative to 2024.

We supplement the reporting of our financial information determined under generally accepted accounting principles ("GAAP") with certain non-GAAP adjusted financial measures. Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

Non-GAAP adjusted amounts reflect the following (in millions):

Non-GAAP Adjustments	2025	2024
Operating Expenses:		
Transformation Strategy Costs:		
Transformation 2.0		
Business Portfolio Review	$ (18)	$ 29
Financial Systems	55	54
Transformation 2.0 Total	37	83
Fit to Serve	47	204
Network Reconfiguration and *Efficiency Reimagined*	509	35
Total Transformation Strategy Costs	593	322
Goodwill and Asset Impairment Charges	182	108
Net Loss (Gain) on Divestiture	19	(156)
One-Time Payment for International Regulatory Matter	—	88
Expense for Regulatory Matter	—	45
Multiemployer Pension Plan Withdrawal Expense	—	19
Total Non-GAAP Adjustments to Operating Expenses	$ 794	$ 426

Non-GAAP Adjustments	2025	2024
Other Income and (Expense):		
Defined Benefit Pension and Postretirement Medical Plan Loss	$ —	$ 665
Goodwill and Asset Impairment Charges	19	—
Interest Expense Associated with One-Time Payment for International Regulatory Matter	—	6
Total Adjustments to Non-GAAP Other Income and (Expense)	$ 19	$ 671
Total Adjustments to Non-GAAP Income Before Income Taxes	$ 813	$ 1,097

Non-GAAP Adjustments	2025	2024
Income Tax (Benefit) Expense:		
Transformation Strategy Costs:		
Transformation 2.0		
Business Portfolio Review	$ (5)	$ 7
Financial Systems	14	13
Transformation 2.0 Total	9	20
Fit to Serve	10	49
Network Reconfiguration and *Efficiency Reimagined*	122	8
Total Transformation Strategy Costs	141	77
Reversal of Income Tax Valuation Allowance	109	—
Goodwill and Asset Impairment Charges	45	27
Net Loss (Gain) on Divestiture	4	(4)
Defined Benefit Pension and Postretirement Medical Plan Loss	—	159
Multiemployer Pension Plan Withdrawal Expense	—	5
Total Non-GAAP Adjustments to Income Tax (Benefit) Expense	$ 299	$ 264
Total Non-GAAP Adjustments to Net Income	$ 514	$ 833

The income tax effects of adjustments to income before income taxes are calculated by multiplying the statutory tax rates applicable in each tax jurisdiction, including the U.S. federal jurisdiction and various U.S. state and non-U.S. jurisdictions, by the tax-deductible adjustments. The blended average effective income tax rates for 2025 and 2024 were 23.4% and 24.1%, respectively.

We supplement the presentation of operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of the following items:

Transformation Strategy Costs

We exclude the impact of charges related to activities within our transformation strategy. Our transformation strategy activities have spanned several years and are designed to fundamentally change the spans and layers of our organization structure, processes, technologies and the composition of our business portfolio. Our transformation strategy includes programs and initiatives within Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined*.

Various circumstances precipitated these initiatives, including identification and prioritization of certain investments, developments and changes in competitive landscapes, inflationary pressures, consumer behaviors, and other factors including post-COVID normalization and volume diversions attributed to our 2023 labor negotiations.

Our transformation strategy includes the following programs and initiatives:

Transformation 2.0: Based on a number of factors, including evaluating the efficiencies previously achieved, and in connection with changes in 2020, we identified and reprioritized certain then-current and future investments, including additional investments in our workforce, portfolio of businesses and technology (such projects, collectively, "Transformation 2.0"). Specifically, we identified opportunities to reduce spans and layers of management, began a review of our business portfolio and identified opportunities to invest in certain technologies, including financial reporting and certain schedule, time and pay systems, to reduce global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Costs associated with Transformation 2.0 consisted of compensation and benefit costs related to reductions in our workforce and fees paid to third-party consultants. Transformation 2.0 was completed in 2025, and total related costs were $835 million.

Fit to Serve: In 2023, a number of factors, including macroeconomic headwinds and volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters, contributed to volume declines in our U.S. Domestic

Package business. In addition, our International Package and SCS businesses were also negatively impacted by a number of challenging macroeconomic conditions during 2023. In response to these factors, we undertook our Fit to Serve initiative with the intent to right-size our business to create a more efficient operating model that was more responsive to market dynamics through a workforce reduction of approximately 14,000 positions, primarily within management. Fit to Serve was completed in 2025, and total related costs were $463 million. We achieved savings of approximately $1.0 billion through this program.

Network Reconfiguration and *Efficiency Reimagined*: Our Network of the Future initiative is intended to enhance the efficiency of our network through automation and operational sort consolidation in our U.S. Domestic network. In connection with our strategic execution of planned volume declines from our largest customer, we began our *Network Reconfiguration* initiative, which is an expansion of Network of the Future and has led and will continue to lead to consolidations of our facilities and workforce as well as an end-to-end process redesign. We launched our *Efficiency Reimagined* initiatives to undertake the end-to-end process redesign effort which will align our organizational processes to the network reconfiguration. We reduced our operational workforce by approximately 48,000 positions, including 15,000 fewer seasonal positions, and closed daily operations at 93 leased and owned buildings, 85 of which have been permanently closed in 2025. We have identified 24 buildings for closure in the first half of 2026 and we continue to review expected changes in volume in our integrated air and ground network to identify additional buildings for closure. From this initiative, we delivered year-over-year cost savings of approximately $3.5 billion in 2025, calculated on the year-over-year change in volume from our largest customer, taking into account the impact of certain additional volume we have elected to serve. As of December 31, 2025, we had incurred total program costs of $544 million, including $509 million in 2025.

In connection with the *Network Reconfiguration* and *Efficiency Reimagined* initiatives described above, we expect savings of approximately $3 billion in 2026. We also expect to exclude from our non-GAAP adjusted expenses certain costs related to certain strategic initiatives, including separation programs, although we cannot reasonably estimate those expenses at this time. These initiatives are expected to conclude by 2027.

We do not consider the related costs to be ordinary because each program involves separate and distinct activities that may span multiple periods and are not expected to drive incremental revenue, and because the scope of the programs exceeds that of routine, ongoing efforts to enhance profitability. These initiatives are in addition to ordinary, ongoing efforts to enhance our business performance.

In addition, we have incurred and expect to continue to incur other costs and benefits associated with our *Network Reconfiguration* initiative and anticipated lower volumes, including early asset retirement, lease-related costs and gains from the sale of properties. It is our intention to exit or abandon leases, sell property and transfer or dispose of equipment associated with closed facilities. During 2025, we incurred $58 million in accelerated depreciation and asset retirement obligations related to these closed facilities and abandoned equipment and $72 million in gains on sale of these properties. We expect the costs associated with these actions may increase should we determine to close additional buildings.

For more information regarding transformation strategy activities, see note 18 to the audited, consolidated financial statements.

Goodwill and Asset Impairment Charges

We exclude the impact of goodwill and certain asset impairment charges. We do not consider these non-cash charges when evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards. For more information regarding Goodwill and Asset Impairment Charges, see note 4 and note 7 to the audited, consolidated financial statements.

Net Loss (Gain) on Divestiture

We exclude the impact of gains and losses related to the divestiture of businesses. We do not consider these transactions to be a component of our ongoing operations, nor do we consider the impact of these transactions when evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards. For additional information, see note 8 to the audited, consolidated financial statements.

Reversal of Income Tax Valuation Allowance

We previously recorded non-GAAP adjustments for transactions that resulted in capital loss deferred tax assets not expected to be realized. As a result of property sales during 2025, we now expect all of these capital losses to be realized. We supplement our presentation with non-GAAP adjusted financial measures that exclude the impact of the reversals of the valuation allowances against these deferred tax assets as we believe such treatment is consistent with how the valuation allowance was initially established.

One-Time Payment for International Regulatory Matter

We have excluded the impact in 2024 of a payment to settle a previously-disclosed international tax regulatory matter. We do not believe this payment was a component of our ongoing operations and we do not expect this or similar payments to recur.

Expense for Regulatory Matter

We have excluded the impact in 2024 of an expense to settle a previously disclosed regulatory matter. We do not believe this was a component of our ongoing operations and we do not expect this or similar expenses to recur.

Defined Benefit Pension and Postretirement Medical Plan Gains and Losses

We incur certain employment-related expenses associated with pension and postretirement medical benefits. These pension and postretirement medical benefits costs for company-sponsored defined benefit plans are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim remeasurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains and losses in excess of a 10% corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation), as well as gains and losses resulting from plan curtailments and settlements, for our defined benefit pension and postretirement medical plans immediately as part of *Investment income (expense) and other* in our statements of consolidated income. We supplement the presentation non-GAAP adjusted measures that exclude the impact of these gains and losses and the related income tax effects. We believe excluding these defined benefit pension and postretirement medical plans gains and losses provides important supplemental information by removing the volatility associated with plan amendments and short-term changes in market interest rates, equity values and similar factors.

The remeasurement of our defined benefit pension and postretirement medical plans' assets and liabilities did not result in any mark-to-market adjustment in 2025, compared to a $665 million loss in 2024. The table below shows the amounts associated with each component of the loss, as well as the weighted-average actuarial assumptions used to determine our net periodic benefit cost, for each year:

	2025	2024
Components of defined benefit pension and postretirement medical plan loss (gain)		
Discount rates	$ —	$ (127)
Return on assets	—	672
Demographic and other assumption changes	—	120
Total mark-to-market loss	—	665
Total defined benefit pension and postretirement medical plan loss	$ —	$ 665

	2025	2024
Weighted-average actuarial assumptions		
Expected rate of return on plan assets used in determining net periodic benefit cost	7.52 %	7.06 %
Actual rate of return on plan assets	8.79 %	(1.29)%
Discount rate used in determining net periodic benefit cost	5.85 %	5.40 %
Discount rate at measurement date	5.79 %	5.85 %

Pre-tax defined benefit plan gains and losses for 2024 consisted of the following:

- *Discount Rates* ($127 million pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 5.40% as of December 31, 2023 to 5.85% as of December 31, 2024, primarily due to an increase in treasury yields on AA-rated corporate bonds.

- *Return on Assets* ($672 million pre-tax loss): The actual rate of return on plan assets in our U.S. pension plans was lower than our expected rate of return, primarily due to weaker than expected bond market performance.

- *Demographic and Other Assumption Changes* ($120 million pre-tax loss): This loss was due to differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

Multiemployer Pension Plan Withdrawal Expense

We have excluded the impact of a charge related to the withdrawal from a multiemployer pension plan within the United States. We do not consider this expense to be related to our ongoing operations.

Non-GAAP Adjusted Cost per Piece

We evaluate the efficiency of our operations using various metrics, including non-GAAP adjusted cost per piece. Non-GAAP adjusted cost per piece is calculated as non-GAAP adjusted operating expenses in a period divided by total volume for that period. Because non-GAAP adjusted operating expenses exclude costs or charges that we do not consider a part of underlying business performance when monitoring and evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards, we believe this is the appropriate metric on which to base reviews and evaluations of the efficiency of our operational performance.

U.S. Domestic Package Operations

	2025		2024		$ Change		% Change
Average Daily Package Volume (in thousands):							
Next Day Air	1,499		1,651				(9.2)%
Deferred	892		1,058				(15.7)%
Ground	15,119		16,452				(8.1)%
Total Average Daily Package Volume	17,510		19,161				(8.6)%
Average Revenue Per Piece:							
Next Day Air	$ 25.55	$	23.23	$	2.32		10.0 %
Deferred	19.78		17.77		2.01		11.3 %
Ground	11.60		10.89		0.71		6.5 %
Total Average Revenue Per Piece	$ 13.21	$	12.34	$	0.87		7.1 %
Operating Days in Period	252		253				
Revenue (in millions):							
Next Day Air	$ 9,652	$	9,703	$	(51)		(0.5)%
Deferred	4,446		4,757		(311)		(6.5)%
Ground	44,183		45,347		(1,164)		(2.6)%
Cargo and Other	1,238		569		669		117.6 %
Total Revenue	$ 59,519	$	60,376	$	(857)		(1.4)%
Operating Expenses (in millions):							
Operating Expenses	$ 55,593	$	56,031	$	(438)		(0.8)%
Non-GAAP Adjustments to Operating Expenses							
Transformation Strategy Costs	(505)		(147)		(358)		243.5 %
Goodwill and Asset Impairment Charges	(173)		(5)		(168)		N/M
Multiemployer Pension Plan Withdrawal Expense	—		(19)		19		(100.0)%
Non-GAAP Adjusted Operating Expenses	$ 54,915	$	55,860	$	(945)		(1.7)%
Operating Profit (in millions) and Operating Margin:							
Operating Profit	$ 3,926	$	4,345	$	(419)		(9.6)%
Non-GAAP Adjusted Operating Profit	$ 4,604	$	4,516	$	88		1.9 %
Operating Margin	6.6 %		7.2 %				
Non-GAAP Adjusted Operating Margin	7.7 %		7.5 %				

Revenue

The change in revenue was due to the following factors:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharge	Total Revenue Change
2025 vs. 2024	(9.0)%	7.1 %	0.5 %	(1.4)%

Comparative results were impacted by one less operating day in 2025 compared to 2024. Rates and product mix include our air cargo product, which volume was fully onboarded under a contract with the USPS during the fourth quarter of 2024. Air cargo is measured by dimensional weight, not on a per piece basis, and therefore does not impact the volume and revenue per piece discussions below.

Volume

Average daily volume decreased in 2025, driven by planned volume declines from our largest customer, decreases in volume as a result of revenue quality actions we took with respect to certain e-commerce volume and challenging market conditions. By the end of 2026, we expect that our planned volume declines from our largest customer will reduce volume by approximately one million additional pieces per day. Our continued strategic actions are expected to result in lower total average daily volume in 2026 as compared to 2025 as we transition to a more efficient network designed to support higher-quality revenue and margin expansion.

Residential ("business-to-consumer") and commercial ("business-to-business") volume decreased in 2025. Business-to-consumer volume decreased 12.5%, as a result of the planned volume declines and revenue quality actions discussed above. Business-to-business volume decreased 2.8%, primarily driven by demand softness within the retail and manufacturing sectors. These overall declines were partially offset by continued growth from SMBs, including through the increased use of our Digital Access Program ("DAP").

Within our Air products, average daily volume decreased 11.7% in 2025, driven by the volume declines from our largest customer, partially offset by increased demand from customers in the healthcare and technology sectors.

Ground average daily volume decreased 8.1% in 2025 driven by business-to-consumer volume decreases of 11.9% which were primarily as a result of the revenue quality actions discussed above and the continued volume declines from our largest customer.

Revenue Per Piece

Revenue per piece increased 7.1% in 2025, with growth in both Air and Ground products. This increase reflects the full-year impact of an average 5.9% net increase in base and accessorial rates implemented in December 2024, as well as favorable trends in customer and product mix. Changes in package characteristics and fuel surcharges also contributed to the increase.

In December 2025, we implemented a separate average 5.9% net increase in base and accessorial rates for both Air and Ground products, which we expect will contribute to revenue per piece growth in 2026.

Fuel Surcharges

We apply a fuel surcharge on our domestic air and ground products that is adjusted weekly. Our air fuel surcharge is based on the U.S. Department of Energy's ("DOE") Gulf Coast spot price for a gallon of kerosene-type fuel, and our ground fuel surcharge is based on the DOE's On-Highway Diesel Fuel price.

Fuel surcharge revenue increased $282 million in 2025, as a result of revenue quality actions discussed above which more than offset the impact of lower volume.

Operating Expenses

Operating expenses decreased in 2025 primarily due to a decline in volume described above. The decreases were primarily related to the impact of lower headcount and a reduction of approximately 27 million labor hours resulting from the strategic execution of our *Network Reconfiguration* and *Efficiency Reimagined* initiatives.

Operating expenses were driven by:

- Compensation and benefits expense increased $539 million, primarily driven by costs associated from additional stops as a result of insourcing our Ground Saver product. Increased seniority levels and contractual wage rate increases within our U.S. unionized workforce, along with higher workers' compensation and auto liability costs, also contributed to the increase. These increases were offset by the reduction of transportation expense related to the expiration of our USPS contract at the end of 2024.

- Air cargo expense increased $430 million as we fully onboarded volume under our USPS air cargo contract during the fourth quarter of 2024.

- Other expense increased by $163 million primarily due to a $173 million charge related to the retirement of our MD-11 fleet and increases in commissions paid to our DAP platform partners. These increases were partially offset by the impacts of our *Network Reconfiguration* and *Efficiency Reimagined* initiatives. See *Supplemental Information - Items Affecting Comparability* for further detail on related cost savings and program costs.

Non-GAAP adjusted operating expenses exclude the impact of Transformation Strategy Costs of $505 million and $147 million in 2025 and 2024, respectively, as well as Goodwill and Asset Impairment Charges of $173 million and $5 million in 2025 and 2024, respectively. The 2025 Goodwill and Asset Impairment Charges of $173 million represent the portion of the MD-11 fleet charge attributable to the U.S. Domestic Package segment. 2024 non-GAAP adjusted operating expenses also excluded Multiemployer Pension Plan Withdrawal Expense of $19 million.

Transformation Strategy Costs during both 2025 and 2024 related to our Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined* initiatives. Within these initiatives, we incurred primarily severance costs and fees paid to outside professional service providers. See *Supplemental Information - Items Affecting Comparability* for additional discussion of Transformation Strategy Costs excluded from our non-GAAP financial measures.

Cost per piece and non-GAAP adjusted cost per piece increased 8.1% and 7.2% during 2025, respectively. The increase in cost per piece was primarily driven by increased compensation and benefits costs from insourcing our Ground Saver product in addition to the impact of lower average daily volume.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $419 million, with operating margin decreasing 60 basis points to 6.6%. Non-GAAP adjusted operating profit increased $88 million, with non-GAAP adjusted operating margin increasing 20 basis points to 7.7%.

International Package Operations

		2025		2024		$ Change	% Change
Average Daily Package Volume (in thousands):							
Domestic		1,575		1,554			1.4 %
Export		1,762		1,703			3.5 %
Total Average Daily Package Volume		3,337		3,257			2.5 %
Average Revenue Per Piece:							
Domestic	$	8.57	$	8.10	$	0.47	5.8 %
Export		32.61		32.82		(0.21)	(0.6)%
Total Average Revenue Per Piece	$	21.26	$	21.03	$	0.23	1.1 %
Operating Days in Period		252		253			
Revenue (in millions):							
Domestic	$	3,401	$	3,186	$	215	6.7 %
Export		14,479		14,142		337	2.4 %
Cargo & Other		696		632		64	10.1 %
Total Revenue	$	18,576	$	17,960	$	616	3.4 %
Operating Expenses (in millions):							
Operating Expenses	$	15,703	$	14,769	$	934	6.3 %
Non-GAAP Adjustments to Operating Expenses							
Transformation Strategy Costs		(53)		(79)		26	(32.9)%
Goodwill and Asset Impairment Charges		(9)		(2)		(7)	350.0 %
One-Time Payment for International Regulatory Matter		—		(88)		88	(100.0)%
Non-GAAP Adjusted Operating Expenses	$	15,641	$	14,600	$	1,041	7.1 %
Operating Profit (in millions) and Operating Margin:							
Operating Profit	$	2,873	$	3,191	$	(318)	(10.0)%
Non-GAAP Adjusted Operating Profit	$	2,935	$	3,360	$	(425)	(12.6)%
Operating Margin		15.5 %		17.8 %			
Non-GAAP Adjusted Operating Margin		15.8 %		18.7 %			
Currency Translation Benefit / (Cost)—(in millions)[1]:							
Revenue					$	140	
Operating Expenses						(191)	
Operating Profit					$	(51)	

(1) Net of currency hedging; amount represents the change compared to the prior year.

Revenue

The change in revenue was due to the following:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharges	Currency	Total Revenue Change
2025 vs. 2024	2.1 %	0.4 %	0.2 %	0.7 %	3.4 %

Comparative results were impacted by having one less operating day in 2025 compared to 2024.

Global trade policy changes in 2025, including de minimis exclusions, resulted in shifting trade lane volumes and reduced segment margin. Results reflect complex macro environment pressures, which weakened small package U.S. export and import performance. Despite these challenges, we achieved revenue growth of 3.4%, driven, in part, by brokerage results.

Volume

Average daily volume increased in 2025, with increases in both domestic and export products, primarily in Europe, the Middle East, and Africa ("EMEA"). These increases were partially offset by China-to-U.S. trade lane volume declines due to U.S. trade policy changes that took effect in the second quarter of 2025.

Domestic average daily volume increased 1.4% in 2025 primarily driven by both business-to-consumer retail customers and business-to-business professional services customers in Canada.

Export average daily volume increased 3.5% in 2025 due to our agility to adjust to changing trade lanes, and led by strength in SMBs volumes between European countries.

Revenue per Piece

Revenue per piece increased 1.1% in 2025. The increase was primarily driven by favorable currency movements, partially offset by lower demand-related surcharges and shifts in lane and product mix. Segment revenues were negatively impacted by declines on the China-to-U.S. trade lane as a result of the trade policy changes that took effect in the second quarter of 2025.

Domestic revenue per piece increased 5.8% in 2025 primarily driven by the impact of revenue quality efforts in EMEA.

Export revenue per piece declined 0.6% in 2025, primarily as a result of reduced demand-related surcharges in Asia, changes in geographic distribution and an unfavorable shift in product mix in EMEA, as customers increasingly selected economy products.

Fuel Surcharges

The fuel surcharge we apply to international air services originating inside or outside the U.S. is largely indexed to the DOE's Gulf Coast spot price for a gallon of kerosene-type jet fuel. The fuel surcharges for ground services originating outside the U.S. are indexed to fuel prices in the region or country where the shipment originates.

Operating Expenses

Operating expenses increased in 2025. Pickup and delivery expenses increased by $460 million mainly due to increased volumes, merit compensation increases and the impact of implementing weekend delivery within Europe. Integrated air and ground network costs increased $327 million as we continued to align our global network with shifting volume patterns. These cost increases were primarily due to unfavorable currency movements, increased aircraft maintenance expenses, and higher charter utilization associated with network disruptions and capacity constraints.

Non-GAAP adjusted operating expenses exclude $53 and $79 million in Transformation Strategy Costs in 2025 and 2024, respectively. Goodwill and Asset Impairment Charges of $9 and $2 million were also excluded in 2025 and 2024, respectively. The 2025 Goodwill and Asset Impairment Charges of $9 million consisted of the MD-11 fleet charge attributable to the International Package segment. 2024 results also exclude $88 million in costs associated with a One-Time Payment for an International Regulatory Matter.

Transformation Strategy Costs during both 2025 and 2024 periods relate to our Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined* initiatives. Within these initiatives, we incurred primarily severance costs and fees paid to outside professional service providers. See *Supplemental Information - Items Affecting Comparability* for additional discussion of Transformation Strategy Costs excluded from our non-GAAP financial measures.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $318 million, with operating margin decreasing 230 basis points to 15.5%. Non-GAAP adjusted operating profit decreased $425 million and non-GAAP adjusted operating margin decreased 290 basis points to 15.8%. Amid these challenges, our brokerage services contributed to our operating profit.

Supply Chain Solutions Operations

	2025	2024	$ Change	% Change
Revenue (in millions):				
Forwarding	$ 2,916	$ 4,728	$ (1,812)	(38.3)%
Logistics	5,855	6,437	(582)	(9.0)%
Other SCS	1,795	1,569	226	14.4 %
Total Revenue	$ 10,566	$ 12,734	$ (2,168)	(17.0)%
Operating Expenses (in millions):				
Operating Expenses	$ 9,498	$ 11,802	$ (2,304)	(19.5)%
Non-GAAP Adjustments to Operating Expenses				
Transformation Strategy Costs	(35)	(96)	61	(63.5)%
Net (Loss) Gain on Divestiture	(19)	156	(175)	N/A
Goodwill and Asset Impairment Charges	—	(101)	101	(100.0)%
Expense for Regulatory Matter	—	(45)	45	(100.0)%
Non-GAAP Adjusted Operating Expenses	$ 9,444	$ 11,716	$ (2,272)	(19.4)%
Operating Profit (in millions) and Operating Margin:				
Operating Profit	$ 1,068	$ 932	$ 136	14.6 %
Non-GAAP Adjusted Operating Profit	1,122	1,018	104	10.2 %
Operating Margin	10.1 %	7.3 %		
Non-GAAP Adjusted Operating Margin	10.6 %	8.0 %		
Currency Benefit / (Cost)—(in millions)[1]:				
Revenue			55	
Operating Expenses			(49)	
Operating Profit			6	

[1] Amount represents the change in currency translation compared to the prior year.

	2025	2024	$ Change
Non-GAAP Adjustments to Operating Expenses (in millions):			
Transformation Strategy Costs			
Forwarding	$ 31	$ 39	$ (8)
Logistics	4	57	(53)
Total Transformation Strategy Costs	35	96	(61)
Net Loss (Gain) on Divestiture			
Forwarding	—	(156)	156
Other SCS	19	—	19
Total Loss (Gain) on Divestiture	19	(156)	175
Goodwill and Asset Impairment Charges			
Logistics	—	101	(101)
Total Goodwill and Asset Impairment Charges	—	101	(101)
Expense for Regulatory Matter			
Other SCS	—	45	(45)
Total Expense for Regulatory Matter	—	45	(45)
Total Non-GAAP Adjustments to Operating Expenses	$ 54	$ 86	$ (32)

Revenue

Total revenue within SCS decreased in 2025 primarily due to a decline in our Forwarding and Logistics businesses, partially offset by revenue growth within certain of our other businesses.

Revenue in our Forwarding businesses decreased $1.8 billion. The decline was primarily driven by the impact of the 2024 Coyote divestiture, which contributed $1.6 billion of revenue in 2024. Revenue within our remaining Forwarding businesses declined $245 million, primarily from demand softness in air and ocean markets and from the effects of changing trade policies and tariff uncertainty, particularly on the China-to-U.S. trade lane, which also negatively impacted both volume and rates.

Within our Logistics businesses, revenue decreased $582 million. Revenue in our Mail Innovations business decreased $904 million, driven by volume declines resulting from our initiatives to improve revenue quality. These declines were partially offset by $303 million of revenue growth in our healthcare logistics businesses, due to our 2025 acquisitions of Frigo-Trans and AHG in addition to year-over-year growth in our other healthcare businesses.

Revenue from our other businesses within SCS increased $226 million in 2025, primarily driven by volume growth in both Roadie and UPS Capital within our digital businesses.

Operating Expenses

Total operating expenses within SCS decreased in 2025 driven primarily by the impacts of the Coyote divestiture of $1.6 billion, gain on sale-leaseback transactions involving real estate properties of $330 million and volume declines and lower purchased transportation costs in our Mail Innovations business as a result of lower volumes.

Non-GAAP adjusted operating expenses exclude the impact of $35 and $96 million in Transformation Strategy Costs in 2025 and 2024, respectively. 2025 results also exclude a $19 million Net Loss on Divestiture of an SCS business. 2024 results exclude a $156 million Gain on Divestiture related to Coyote, $101 million in Goodwill and Asset Impairment Charges and a $45 million Expense for a Regulatory Matter.

Transformation Strategy Costs during both 2025 and 2024 related to our Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined* initiatives. Within these initiatives, we incurred primarily severance costs and fees paid to outside professional service providers. See *Supplemental Information - Items Affecting Comparability* for additional discussion of Transformation Strategy Costs excluded from our non-GAAP adjusted financial measures.

Operating Profit and Margin

As a result of the factors described above, operating profit increased $136 million, with operating margin increasing 280 basis points to 10.1%. On a non-GAAP adjusted basis, operating profit increased $104 million, with non-GAAP adjusted operating margin increasing 260 basis points to 10.6%.

Consolidated Operating Expenses

	2025	2024	$ Change	% Change
Operating Expenses (in millions):				
Compensation and benefits	$ 48,605	$ 48,093	$ 512	1.1 %
Transformation Strategy Costs	(420)	(213)	(207)	97.2 %
Multiemployer Pension Plan Withdrawal Expense	—	(19)	19	(100.0)%
Non-GAAP Adjusted Compensation and Benefits	48,185	47,861	324	0.7 %
Repairs and maintenance	3,107	2,940	167	5.7 %
Depreciation and amortization	3,746	3,609	137	3.8 %
Purchased transportation	10,588	13,589	(3,001)	(22.1)%
Fuel	4,316	4,366	(50)	(1.1)%
Other occupancy	2,269	2,117	152	7.2 %
Other expenses	8,163	7,888	275	3.5 %
Total Other expenses	32,189	34,509	(2,320)	(6.7)%
Transformation Strategy Costs	(173)	(109)	(64)	58.7 %
Net (Loss) Gain on Divestiture	(19)	156	(175)	N/A
One-Time Payment for International Regulatory Matter	—	(88)	88	(100.0)%
Goodwill and Asset Impairment Charges	(182)	(108)	(74)	68.5 %
Expense for Regulatory Matter	—	(45)	45	(100.0)%
Non-GAAP Adjusted Total Other Expenses	31,815	34,315	(2,500)	(7.3)%
Total Operating Expenses	$ 80,794	$ 82,602	$ (1,808)	(2.2)%
Non-GAAP Adjusted Total Operating Expenses	$ 80,000	$ 82,176	$ (2,176)	(2.6)%
Currency (Benefit) / Cost - (in millions) [1]			240	

[1] Amount represents the change in currency translation compared to the prior year.

	2025	2024	$ Change	% Change
Non-GAAP Adjustments to Operating Expenses (in millions):				
Transformation Strategy Costs:				
Compensation	$ 13	$ 21	$ (8)	(38.1)%
Benefits	407	192	215	112.0 %
Other expenses	173	109	64	58.7 %
Total Transformation Strategy Costs	593	322	271	84.2 %
Other expenses:				
Net Loss (Gain) on Divestiture	19	(156)	175	N/A
One-Time Payment for International Regulatory Matter	—	88	(88)	(100.0)%
Goodwill and Asset Impairment Charges	182	108	74	68.5 %
Expense for Regulatory Matter	—	45	(45)	(100.0)%
Benefits:				
Multiemployer Pension Plan Withdrawal Expense	—	19	(19)	(100.0)%
Total Non-GAAP Adjustments to Operating Expenses	$ 794	$ 426	$ 368	86.4 %

Compensation and Benefits

Total compensation expense increased $182 million. The principal factors contributing to the overall changes were:

- Direct labor cost increased $410 million. Increased seniority and contractual wage rate growth for our U.S. unionized workforce resulted in increased costs of $567 million. Higher international labor costs due to merit increases and weekend operations within Europe as well as an increase in flight operations from air cargo volume contributed $224 million of the increase. Additional stops due to the insourcing of Ground Saver were more than offset by the impact of volume declines, resulting in decreased cost of $349 million.
- Management compensation cost decreased $242 million, primarily due to lower overall headcount and a decrease in incentive compensation.

Benefits costs increased $330 million. The principal factors contributing to the overall changes were:

- Separation cost increased $212 million from the continued execution of our transformation strategy.
- Health and welfare cost increased $143 million, driven by increased contributions to multiemployer plans as a result of contractual rate increases.
- Workers' compensation expense increased $127 million due to higher current year claims, an increase in the average cost per claim, and less favorable development in prior year claims, partially offset by a reduction in hours worked.
- Accruals for paid time off, payroll and other cost increased $72 million, due to contractual wage rate growth, partially offset by the impact of headcount reductions.
- Pension and other postretirement benefits cost decreased $242 million, driven by lower service cost resulting from higher discount rates and reduced multiemployer plan expense from lower participating headcount, partially offset by the impact of contractual rate increases.

On a non-GAAP adjusted basis Compensation and Benefits increased $324 million, primarily due to Transformation Strategy Costs. Transformation Strategy Costs during both 2025 and 2024 relate to our Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined* initiatives. Within these initiatives, we incurred primarily other employee benefits expense and related payroll tax expense. Compensation and benefits expenses under these initiatives were $420 million in 2025, an increase of $188 million. 2024 results exclude a $19 million Multiemployer Pension Plan Withdrawal Expense. See *Supplemental Information - Items Affecting Comparability* for additional discussion of items excluded from our non-GAAP financial measures.

Repairs and Maintenance

Repairs and maintenance cost increased primarily due to the timing of required aircraft engine maintenance. Ground equipment maintenance also increased as a result of higher network usage, partially offset by lower facility repair costs due to timing of maintenance.

Depreciation and Amortization

Depreciation expense increased $85 million due to capital asset additions and building closures during 2025, the latter of which shortened useful life and accelerated depreciation. Amortization expense increased $52 million primarily from capitalized software investments and additional intangible assets acquired as part of the acquisitions of Frigo-Trans and AHG in 2025, slightly offset by the impact of the Coyote divestiture in 2024.

Purchased Transportation

Third-party transportation expense charged to us by air, ocean and ground carriers decreased by $3.0 billion. The decrease was primarily driven by a decline in ground cost of $1.3 billion due to the Coyote divestiture in 2024 and an additional $1.3 billion due to the combined impacts of insourcing Ground Saver and lower overall volume. Third-party fuel surcharges decreased $285 million primarily due to the impact of the Coyote divestiture.

Fuel

Fuel expense decreased $50 million mainly attributable to lower prices for jet fuel, diesel and gasoline, partially offset by the impact of increases in flight activity. Market prices and the manner in which we purchase fuel influence our costs. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs.

Other Occupancy

Other occupancy expense increased $152 million due to higher property rental expense from rising occupancy rates, additional leased operating facilities coming into service and an increase in electrical and power utilities. Other occupancy related expenses, including weather-related costs, also contributed to the overall increase.

Other Expenses

Other expenses increased $275 million, driven primarily by a $182 million charge related to the retirement of our MD-11 fleet, $160 million of higher professional fees related to our transformation strategy initiatives, acquisitions, and litigation, $138 million of increased commissions associated with growth in DAP, and $117 million of higher auto liability insurance costs due to unfavorable prior-year claim development and adverse claim trends. Other increases reflected higher customer claims volume and increased credit losses related to changes in accounts receivable composition and specific customer matters. These increases were partially offset by $333 million of higher gains, primarily from $434 million of gains on sale-leaseback transactions and real estate sales in 2025, compared to net gains of $77 million in 2024, which included the Coyote divestiture and other asset disposals. In addition, 2024 included a $94 million charge related to the One-Time Payment for an International Regulatory Matter.

In 2025, non-GAAP adjusted other expenses exclude the impact of a $182 million charge related to the retirement of our MD-11 fleet, $173 million in Transformation Strategy Costs associated with outside professional service provider fees, and $19 million from the divestiture of a business within SCS. In 2024, non-GAAP adjusted expenses exclude the impact of a $156 million gain from the Coyote divestiture, $108 million related to the impairment of trade names and software, $109 million in Transformation Strategy Costs associated with outside professional service provider fees, $133 million related to an Expense for Regulatory Matter and a One-Time Payment for an International Regulatory Matter.

We expect to incur additional other expenses under our *Network Reconfiguration* and *Efficiency Reimagined* initiatives during 2026. See *Supplemental Information - Items Affecting Comparability* for additional discussion on the types, amounts and timing thereof.

Other Income and (Expense)

The following table sets forth investment income (expense) and other and interest expense for 2025 and 2024 (in millions):

	2025	2024	$ Change	% Change
Investment Income (Expense) and Other	$ 314	$ (160)	$ 474	N/A
Goodwill and Asset Impairment Charges	19	—	19	N/A
Defined Benefit Pension and Postretirement Medical Plan Loss	—	665	(665)	(100.0)%
Non-GAAP Adjusted Investment Income and Other	$ 333	$ 505	$ (172)	(34.1)%
Interest Expense	$ (1,017)	$ (866)	$ (151)	17.4 %
Interest Expense Associated with One-Time Payment for International Regulatory Matter	—	6	(6)	(100.0)%
Non-GAAP Adjusted Interest Expense	$ (1,017)	$ (860)	$ (157)	18.3 %
Total Other Income (Expense)	$ (703)	$ (1,026)	$ 323	(31.5)%
Total Non-GAAP Adjusted Other Income and (Expense)	$ (684)	$ (355)	$ (329)	92.7 %

Investment Income (Expense) and Other

Investment Income (Expense) and Other increased $474 million. Remeasurements of our defined benefit plans did not result in a mark-to-market gain or loss in 2025, compared to a $665 million loss in 2024. In 2025, *Investment Income (Expense) and Other* includes a $19 million impairment charge related to an equity method investment. Excluding the impact of these remeasurements and the investment impairment, non-GAAP adjusted investment income and other decreased $172 million, driven by lower average invested balances, year-over-year changes in certain non-current investments and lower pension income. The decline in pension income was driven by an increase in interest cost from overall plan growth and higher discount rates, slightly offset by higher expected returns on pension assets. These factors were partially offset by a reduction in foreign currency exchange losses.

Interest Expense

Interest Expense increased due to higher average outstanding debt balances and lower capitalized interest.

Income Tax Expense

The following table sets forth our income tax expense and effective tax rate for 2025 and 2024 (in millions):

	2025	2024	$ Change	% Change
Income Tax Expense:	$ 1,592	$ 1,660	$ (68)	(4.1)%
Income Tax Impact of:				
Transformation 2.0				
Business Portfolio Review	(5)	7	(12)	(171.4)%
Financial Systems	14	13	1	7.7 %
Transformation 2.0 Total	9	20	(11)	(55.0)%
Fit to Serve	10	49	(39)	(79.6)%
Network Reconfiguration and *Efficiency Reimagined*	122	8	114	N/M
Total Transformation Strategy Costs	141	77	64	83.1 %
Net Loss (Gain) on Divestiture	4	(4)	8	(200.0)%
Goodwill and Asset Impairment Charges	45	27	18	66.7 %
Reversal of Income Tax Valuation Allowance	109	—	109	N/A
Multiemployer Pension Plan Withdrawal Expense	—	5	(5)	(100.0)%
Defined Benefit Pension and Postretirement Medical Plan Loss	—	159	(159)	(100.0)%
Non-GAAP Adjusted Income Tax Expense	$ 1,891	$ 1,924	$ (33)	(1.7)%
Effective Tax Rate	22.2 %	22.3 %		
Non-GAAP Adjusted Effective Tax Rate	23.7 %	22.5 %		

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The income tax-related provisions of the OBBBA include revisions to international tax regimes, the repeal of mandatory capitalization of research and development expenditures, and the extension of bonus depreciation. The OBBBA has multiple effective dates, with certain provisions effective in future years. The impact of the OBBBA is not material to our 2025 overall effective tax rate and has been reflected in our audited, consolidated financial statements. We continue to evaluate the expected impact in future years and expect a favorable impact to our effective tax rate and cash flows.

For additional information on income tax expense and our effective tax rate, see note 15 to the audited, consolidated financial statements.

Liquidity and Capital Resources

We deploy a disciplined and balanced approach to capital allocation, including returns to shareowners through dividends and share repurchases. As of December 31, 2025, we had $5.9 billion in cash, cash equivalents, and marketable securities. We believe that these positions, expected cash from operations, access to commercial paper programs and capital markets and other available liquidity options will be adequate to fund our material short- and long-term cash requirements, including our business operations, planned capital expenditures, pension contributions, planned acquisitions, transformation strategy costs, including voluntary separation programs, debt obligations and planned shareowner returns. We regularly evaluate opportunities to optimize our capital structure, including through issuances of debt to refinance existing debt and to fund operations.

Cash Flows From Operating Activities

The following is a summary of significant sources (uses) of cash from operating activities (in millions):

	2025	2024
Net income	$ 5,572	$ 5,782
Non-cash operating activities[1]	5,169	5,622
Pension and postretirement medical benefit plan contributions (Company-sponsored plans)	(1,361)	(1,524)
Hedge margin receivables and payables	—	(90)
Income tax receivables and payables	(330)	313
Changes in working capital and other non-current assets and liabilities	(667)	33
Other operating activities	67	(14)
Net cash from operating activities	$ 8,450	$ 10,122

[1] Represents depreciation and amortization, gains and losses on derivative transactions and foreign currency exchange, disposals of assets and businesses, deferred income taxes, allowances for expected credit losses, amortization of operating lease assets, pension and postretirement medical benefit plan (income) expense, stock compensation expense, changes in casualty self-insurance reserves, goodwill and other asset impairment charges and other non-cash items.

Net cash from operating activities decreased $1.7 billion, driven by the following:

- Unfavorable changes in working capital resulting from:

    - A decrease in payables primarily due to lower U.S. Domestic Package volume.

    - Higher incentive compensation payments.

    - Higher income tax payments due to a 2024 deferred payment resulting from Hurricane Helene relief, partially offset by changes in non-U.S. income tax payables.

- A reduction in net income.

The decreases were partially offset by:

- Cash proceeds of $730 million from our factored accounts receivable program, of which $243 million was collected from customers and remitted to third-party purchasers as of December 31, 2025; this program was not in place in 2024. For additional information on our factoring program, see note 2 to the audited, consolidated financial statements.

As of December 31, 2025 approximately $2.0 billion of our total worldwide holdings of cash, cash equivalents and marketable securities were held by foreign subsidiaries. The amount of cash, cash equivalents and marketable securities held by our U.S. and foreign subsidiaries fluctuates throughout the year due to a variety of factors, including the timing of cash receipts, strategic operating needs and disbursements in the normal course of business. Cash provided by operating activities in the U.S. continues to be our primary source of funds to finance our business operations, planned capital expenditures, pension contributions, planned acquisitions, transformation strategy costs, debt obligations and planned shareowner returns. All cash, cash equivalents and marketable securities held by foreign subsidiaries are generally available for distribution to the U.S. without any U.S. federal income taxes. Any such distributions may be subject to foreign withholding and U.S. state taxes. When amounts earned by foreign subsidiaries are expected to be indefinitely reinvested, no accrual for taxes is provided.

Cash Flows From Investing Activities

Our primary sources (uses) of cash from investing activities were as follows (in millions):

	2025	2024
Net cash used in investing activities	$ (4,735)	$ (217)
Capital Expenditures:		
Buildings, facilities and plant equipment	$ (2,206)	$ (1,563)
Aircraft and parts	(171)	(742)
Vehicles	(245)	(779)
Information technology	(1,063)	(825)
Total capital expenditures[1]:	$ (3,685)	$ (3,909)
Capital expenditures as a % of revenue	4.2 %	4.3 %
Other Investing Activities:		
Proceeds from disposal of businesses, property, plant and equipment	$ 700	$ 1,115
Net (purchases) sales and maturities of marketable securities	$ 203	$ 2,672
Acquisitions, net of cash acquired	$ (1,968)	$ (71)
Other investing activities	$ 15	$ (24)

[1] In addition to capital expenditures of $3.7 and $3.9 billion for 2025 and 2024, respectively, there were principal repayments of finance lease obligations of $133 and $136 million in these years, respectively. These are included in cash flows from financing activities.

In 2025, capital expenditures were $3.7 billion, of which approximately $430 million was related to projects supporting our environmental sustainability goals. Total capital expenditures decreased in 2025 compared to 2024 as a result of:

- Decreased aircraft expenditures as a result of utilizing finance lease alternatives.

- Reduced spending on vehicles due lower volume and a focus on routine replacements for vehicles at the end of their useful lives.

These decreases were partially offset by increased spending on buildings, facilities and plant equipment and information technology, as we continued to execute on our Network of the Future and other operational efficiency initiatives.

Proceeds from the disposal of businesses, property, plant and equipment decreased. In 2025, proceeds of $465 million were primarily from sale-leaseback transactions involving real estate properties within SCS and a data center, with the remainder from other real estate sales. In 2024, net cash proceeds of $1.0 billion were in connection with the Coyote divestiture.

Changes in marketable securities were largely driven by the 2024 liquidation of our portfolio of $2.7 billion.

Cash paid for acquisitions in 2025 was primarily attributable to the acquisitions of Frigo-Trans, AHG and reacquired development area rights for The UPS Store. Cash paid for acquisitions in 2024 primarily related to reacquired development area rights for The UPS Store.

In 2025, non-cash investing activities included construction-in-progress of $107 million related to the capitalization of construction costs in connection with a build-to-suit financing obligation.

We have commitments for the purchase of equipment, real estate and vehicles to provide for the replacement and enhancement of existing capacity and targeted growth. It also provides for maintenance of buildings, facilities and equipment. Our 2026 investment program anticipates investments in technology initiatives and enhanced network capabilities. We currently expect our capital expenditures will be approximately $3.0 billion for all of 2026, of which approximately 80% percent will be allocated to network enhancement projects and other technology initiatives. We regularly evaluate opportunities for cost effective financing of assets in order to reduce our capital spending. Future capital spending will depend on a variety of factors, including economic and industry conditions, and financing alternatives.

Cash Flows From Financing Activities

Our primary uses of cash for financing activities were as follows (amounts in millions, except per share data):

	2025	2024
Net cash used in financing activities	$ (4,141)	$ (6,850)
Share Repurchases:		
Cash paid to repurchase shares	$ (1,000)	$ (500)
Number of shares repurchased	(8.6)	(3.9)
Shares outstanding at year end	849	854
Dividends:		
Dividends declared per share	$ 6.56	$ 6.52
Cash paid for dividends	$ (5,398)	$ (5,399)
Borrowings:		
Net borrowings (repayments) of debt principal	$ 2,084	$ (974)
Other Financing Activities:		
Cash received for common stock issuances	$ 159	$ 232
Other financing activities	$ 14	$ (209)
Capitalization:		
Total debt outstanding at year end	$ 24,127	$ 21,284
Total shareowners' equity at year end	16,255	16,743
Total capitalization	$ 40,382	$ 38,027

We repurchased 8.6 and 3.9 million shares of class B common stock for $1.0 billion and $500 million under our share repurchase authorization in 2025 and 2024, respectively. For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

The declaration of dividends is subject to the discretion of the Board and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors. We paid quarterly cash dividend of $1.64 and $1.63 per share in 2025 and 2024, respectively. We previously announced a first quarter 2026 dividend of $1.64 per share, which is payable on March 5, 2026 to shareowners of record on February 17, 2026.

During 2025 and 2024, dividends reported within shareowners' equity include $167 and $195 million, respectively, of non-cash dividends that were settled in shares of class A common stock.

Issuances of debt during 2025 consisted of fixed-rate and floating-rate senior notes of varying maturities totaling $4.2 billion. Repayments of debt during 2025 consisted of $2.1 billion of senior notes and scheduled principal payments on our finance lease obligations.

Issuances of debt during 2024 consisted of fixed-rate and floating-rate senior notes of varying maturities totaling $2.8 billion. Repayments of debt in 2024 consisted of $2.2 billion of short- and long-term commercial paper, $1.5 billion in fixed-rate senior notes and scheduled principal payments on our finance lease obligations.

The amount of commercial paper outstanding fluctuates based on daily liquidity needs. The following is a summary of our commercial paper program (in millions):

	Outstanding balance at year end ($)	Average balance outstanding ($)	Average interest rate
USD			
2025	$ —	$ 80	3.97 %
2024	$ —	$ 208	5.26 %

We have $500 million of fixed-rate senior notes that mature in 2026. We intend to repay or refinance these amounts when due. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

Cash flows from other financing activities decreased primarily due to lower tax withholdings on employee stock compensation as a result of previously disclosed changes to the payout structure of our management incentive award program. Cash outflows for this purpose were approximately $14 and $200 million in 2025 and 2024, respectively. Cash flows from other financing activities during 2025 also include $59 million of obligations related to factored receivables that were not remitted to third-party purchasers as of December 31, 2025, as well as fees associated with finance leases. For additional information on our factoring program, see note 2 to the audited, consolidated financial statements.

During 2025, we entered into leases, which required parent company guarantees of approximately $1.8 billion. For additional information on guarantees, see note 9 to the audited, consolidated financial statements.

Except as disclosed in note 9 to the audited, consolidated financial statements, we do not have other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

Sources of Credit

See note 9 to the audited, consolidated financial statements for a discussion of our available credit and our debt covenants.

Contractual Commitments

We have material cash requirements for known contractual obligations and commitments in the form of finance leases, operating leases, debt obligations, purchase commitments and certain other liabilities that are disclosed in the notes to the audited, consolidated financial statements and discussed below. We expect to fund these obligations and other discretionary payments, including expected returns to shareowners, primarily through cash from operations.

We anticipate making contributions to our company-sponsored U.S. defined benefit pension and postretirement medical benefit plans of approximately $1.3 billion in 2026, which are included within *Expected employer contributions to plan trusts* in note 5 to the audited, consolidated financial statements. Contributions are sufficient to cover Internal Revenue Service minimums and required funding in accordance with applicable law. The amount of any applicable minimum funding requirement for these plans could change significantly in future periods depending on many factors, including plan asset returns, discount rates, other actuarial assumptions, changes to pension plan funding regulations and any discretionary contributions we make. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2026 cannot be reasonably estimated. We expect contributions to the UPS 401(k) Savings Plan to be approximately $574 million in 2026.

As discussed in note 6 to the audited, consolidated financial statements, we are not currently subject to any surcharges or minimum contributions outside of our agreed-upon contractual rates with respect to the multiemployer pension and health and welfare plans in which we participate. Contribution rates to these plans are established through the collective bargaining process.

We have outstanding letters of credit and surety bonds that are discussed in note 9 to the audited, consolidated financial statements. Additionally, we have senior notes that mature in 2026. We intend to repay or refinance these amounts when due. Estimated future interest payments on our outstanding debt total approximately $20.9 billion. This amount was calculated using the contractual interest payments due on our fixed- and variable-rate debt based on interest rates as of December 31, 2025. For debt denominated in a foreign currency, the U.S. Dollar equivalent principal amount of the debt at the end of the year was used as the basis to project future interest payments. Future annual principal payments on our long-term debt are also set out in note 9 to the audited, consolidated financial statements.

Purchase commitments that are legally binding represent contractual agreements for certain capital expenditures, including contracts for facility construction projects, aircraft and vehicles. Certain aircraft purchase commitments included in our Annual Report on Form 10-K for the year ended December 31, 2024 are now reflected as leases. See note 10 to the audited, consolidated financial statements for more information.

The following table summarizes the expected cash outflows to satisfy our total purchase commitments as of December 31, 2025 (in millions):

Commitment Type	2026	2027	2028	2029	2030	After 2030[1]	Total
Purchase Commitments	$ 1,056	$ 1,076	$ 367	$ 31	$ 22	$ 439	$ 2,991

[1] Includes a financing arrangement to be paid over 16 years.

In addition to purchase commitments, we have other contractual obligations related to equipment rental, software licensing, service and commodity contracts.

Our finance lease obligations, including purchase options that are reasonably certain to be exercised, relate primarily to leases on aircraft and real estate. These obligations, together with our obligations under operating leases are set out in note 11 to the audited, consolidated financial statements.

Contingencies

See note 5 and note 15 to the audited, consolidated financial statements for a discussion of pension-related matters and income-tax-related matters, respectively. See note 10 for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Collective Bargaining Agreements

Status of Collective Bargaining Agreements

See note 6 to the audited, consolidated financial statements for a discussion of the status of collective bargaining agreements and "Risk Factors - Business and Operating Risks - Strikes, work stoppages or slowdowns by our employees could materially adversely affect us" in Part I, Item 1A of this report.

Multiemployer Benefit Plans

We contribute to a number of multiemployer pension and health and welfare plans under the terms of collective bargaining agreements that cover our union-represented employees. These agreements set forth the annual contribution rate increases for the plans that we participate in.

New Accounting Pronouncements

Recently Adopted Accounting Standards

See note 1 to the audited, consolidated financial statements for a discussion of recently adopted accounting standards.

Accounting Standards Issued But Not Yet Effective

See note 1 to the audited, consolidated financial statements for a discussion of accounting standards issued, but not yet effective.

Critical Accounting Estimates

The amounts of assets, liabilities, revenue and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with GAAP, including fair value measurements. We develop our estimates and judgments based on prior experience, current trends, and various other assumptions. For estimates that involve fair value measurements, we consider the fair value hierarchy under ASC Topic 820. We also engage outside specialists as necessary to assist us in development our estimates. Actual results could differ materially from our estimates, which would affect the related amounts reported in our consolidated financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following areas involve a higher degree of judgment and complexity and represent critical accounting estimates.

Contingencies

From time to time, we are involved in various judicial proceedings and other matters arising from the conduct of our business that result in exposure to various contingent liabilities. Events that may result in contingent liabilities are often unique and generally are not predictable, including general commercial matters, governmental actions, employment-related claims, and other contractual disputes. At the time a contingency is identified, we consider all relevant facts as part of our evaluation. We apply judgment when establishing a range of reasonably possible losses arising from contingencies. Our judgment is influenced by our understanding of currently available information and potential outcomes of these matters, including the advice from our internal counsel, external counsel and other senior management.

We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. For such matters, we record the amount we consider to be the best estimate within a range of potential losses; however, when there appears to be a range of equally possible losses, our accrual is at the low end of this range. The likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a reasonable estimate of the loss or a range of potential losses may not be practicable based on the information available. Additionally, events may arise that were not anticipated and, as a result, the outcome of a contingency may result in a loss that differs materially from our previously estimated liability. Except as disclosed in note 10 to the audited, consolidated financial statements, contingent losses that were probable and estimable were not material to our financial position or results of operations as of, or for the year ended, December 31, 2025. In addition, we have certain contingent liabilities that have not been recognized as of, or for the year ended, December 31, 2025, because a loss was not reasonably estimable. Contingent obligations relating to income taxes and self-insurance are discussed separately below.

Goodwill and Intangible Asset Impairments

We test goodwill and indefinite-lived intangible assets for impairment annually as of July 1, or more frequently if circumstances require. We assess goodwill for impairment at the reporting unit level. To determine whether goodwill is impaired, we are required to assess the fair value of each reporting unit and compare it to its carrying value. The determination of reporting units requires judgment, and if we changed the definition of our reporting units, it is possible that we would have reached different conclusions when performing our impairment tests. Changes in our management structure or business acquisitions may result in changes to our reporting units.

We initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, or at our election, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. This assessment uses a combination of income and market approaches to develop an estimate of reporting unit fair value. The income and market approaches consider both entity-specific and observable market information under the fair value hierarchy in ASC Topic 820 and changes in, or additions to, available information may affect the assumptions we use in estimating fair value.

- The income approach uses a discounted cash flow ("DCF") model, which requires us to make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs, capital expenditures, working capital, long-term growth rates and the discount rate. During periods in which macroeconomic conditions are uncertain or volatile, these assumptions are subject to a greater degree of uncertainty. We are also required to make assumptions relating to our overall business and operating strategy, and the regulatory and market environment. Changes in any of our assumptions could significantly impact the fair value of one or more of our reporting units. The projections that we use in our DCF model are updated annually, or more often if necessary,

and change over time based on the historical performance and changing business conditions and strategy for each of our reporting units.

- The market approach uses observable market data of comparable public companies to estimate fair value utilizing financial metrics (such as enterprise value to net sales). We apply judgment to select appropriate comparison companies based on the business operations, size and operating results of our reporting units. Changes to our selection of comparable companies or market multiples may result in changes to the estimates of fair value of our reporting units.

In 2025, we performed our annual goodwill impairment testing using both qualitative and quantitative methods. As of our July 1 testing date, we concluded the fair value of each reporting unit exceeded its carrying value.

As of our July 1, 2025 testing date, approximately $877 million and $738 million of our $4.8 billion consolidated goodwill balance was represented by our Global Freight Forwarding ("GFF") and Healthcare Logistics and Distribution ("HLD") reporting units, respectively. Based on our annual impairment evaluation, both reporting units exhibited a limited excess of fair value above carrying value and reflect a greater risk of an impairment occurring in future periods. This limited excess was primarily driven by then-current market conditions, volatility in global markets, early stages of our current healthcare growth strategy and ongoing integration of recent acquisitions. Both our GFF and HLD reporting units are included in SCS.

In addition to forecasted and actual business performance, our valuation estimates are most sensitive to changes in discount rate. For the GFF and HLD reporting units, if the discount rates were increased by 100 basis points or our projected cash flows were reduced by 10 percent, it is reasonably possible that these reporting units would be impaired. We believe the fair values of these reporting units continue to exceed their respective carrying values.

For each of our reporting units, we continue to monitor the impact of macroeconomic conditions and business performance on our estimates of fair value. Subsequent to our annual testing date, the GFF reporting unit continued to face volatile market conditions and management updated its long-term projections for the mix and timing of revenue growth. We concluded that the change in projections triggered the need for an interim quantitative test for goodwill impairment in the fourth quarter of 2025. The interim impairment test methodology was consistent with our approach for annual impairment testing, using our current view of key inputs and assumptions. The interim impairment test indicated that the GFF reporting unit continues to have a limited excess of fair value over carrying value consistent with the last annual test, and no impairment was recorded.

No other reporting units had indications that an impairment was more likely than not. Actual reporting unit performance, revisions to our forecasts of future performance, market factors, changes in global trade policy, changes in estimates or assumptions in future impairment testing, or a combination thereof could result in a non-cash impairment charge in one or more of our reporting units during a future period.

In the course of our ongoing monitoring of reporting units, we also noted developments within our Mail Innovations reporting unit. Beginning in the first quarter of 2025, Mail Innovations experienced cost increases in excess of our expectations due to increases in purchased transportation rates, resulting from the expiration of a contract with our primary vendor. In December 2025, we entered into an agreement with the USPS to support final-mile delivery for Mail Innovations volumes starting in 2026. This agreement is expected to reduce exposure to purchased transportation cost volatility and enhance the predictability of future operating results, mitigating the cost-related risk identified earlier in the year. As of our July 1, 2025 testing date, approximately $295 million in goodwill was represented by our Mail Innovations reporting unit, which is included in SCS.

Our finite-lived intangible assets are amortized over their estimated useful lives. These assets are tested for impairment as part of asset groups that may include other long-lived assets. See "Critical Accounting Estimates – Depreciation, Residual Value and Impairment of Property, Plant and Equipment" for a discussion of estimates impacting asset groups. In addition, a reduction in expected useful life, or a decision to sell or abandon an intangible asset before the end of its useful life, may increase amortization expense, which could have a material impact on our results of operations.

Self-Insurance Accruals

We establish self-insurance reserves based on actuarial estimates developed with the assistance of an independent actuary. These estimates are derived through a complex process that applies various actuarial methods and assumptions, incorporating actual loss experience, and judgments regarding expected future developments based on historical experience. Key considerations include trends in claim frequency and severity, changes in risk retention levels, and modifications to claims handling practices, among other factors.

Workers' compensation, automobile liability, and general liability claims often take years to resolve. As a result, actuarial estimates are necessary to project the ultimate cost of claim resolution. Several factors may influence the actual cost, or severity, of a claim, including:

- Risk retention limits;

- Duration of the claim;

- Healthcare and litigation cost trends;

- Outcomes of related litigation; and

- Legislative changes.

Furthermore, claims may emerge in future years for events that occurred in a prior policy period at a rate that differs from actuarial projections. All these factors can result in revisions to actuarial projections and produce a material difference between estimated and actual operating results.

Due to the complexity and inherent uncertainty associated with the estimation of our workers' compensation, automobile and general claims liabilities, the third-party actuary develops a range of expected losses. We believe our estimated reserves for such claims are adequate; however, actual experience in claims frequency and/or severity of claims could materially differ from our estimates and affect our results of operations.

We also sponsor several health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated utilization by participants and overall trends in medical costs and inflation. We believe our estimates are reasonable and appropriate. Actual experience may differ materially from these estimates and, therefore, produce a material difference between estimated and actual operating results.

Self-insurance reserves as of December 31, 2025 and 2024 were as follows (in millions):

	2025	2024
Current self-insurance reserves	$ 1,137	$ 1,086
Non-current self-insurance reserves[1]	1,935	1,895
Total self-insurance reserves	$ 3,072	$ 2,981

[1] Included within *Other Non-Current Liabilities* in our consolidated balance sheets.

Total reserves related to prior year claims increased by $11 million in 2025 and decreased by $144 million in 2024 as a result of changes in estimated claim costs. A five percent deterioration or improvement in both the assumed claim severity and claim frequency rates used to estimate our self-insurance reserves would result in an increase or decrease, respectively, of approximately $300 million in our reserves and expenses as of, and for the year ended, December 31, 2025.

Income Taxes

We make certain estimates and judgments in determining income tax expense within our financial statements. These estimates and judgments occur in the calculation of income by legal entity and jurisdiction, tax credits, benefits and deductions, and in the calculation of deferred tax assets and liabilities arising from timing differences in the recognition of revenue and expense for tax and financial statement purposes, as well as tax, interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax expense in a subsequent period.

We assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover a substantial majority of the deferred tax assets recorded in our consolidated balance sheets. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions quarterly based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or additional tax expense.

Pension and Other Postretirement Medical Benefits

Our pension and postretirement medical benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, healthcare cost trend rates, inflation, compensation increases, expected returns on plan assets, mortality rates, regulatory requirements and other factors. The assumptions utilized in recording the obligations under our plans represent our best estimates. We believe that they are reasonable based on historical experience and performance, as well as factors that might cause future expectations to differ from past trends.

Differences in actual experience or changes in assumptions may affect our pension and postretirement medical benefit obligations and future expenses. The primary factors contributing to actuarial gains and losses each year are:

- Changes in the discount rate used to value pension and postretirement medical benefit obligations as of the measurement date.

- Differences between expected and actual returns on plan assets.

- Changes in demographic assumptions, including mortality.

- Differences in participant experience from demographic assumptions.

- Changes in coordinating benefits with plans not sponsored by UPS.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's' projected benefit obligation) immediately within income upon remeasurement of a plan. Other components of pension expense (referred to as "net periodic benefit cost"), primarily service and interest costs and the expected return on plan assets, are reported on a quarterly basis.

The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate and return on assets for our pension and postretirement benefit plans, and the resulting increase (decrease) in our obligations and expense as of, and for the year ended, December 31, 2025 (in millions):

Pension Plans	**25 Basis Point Increase**		**25 Basis Point Decrease**	
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	(13)	$	14
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		(16)		323
Effect on projected benefit obligation		(1,446)		1,523
Return on Assets:				
Effect on ongoing net periodic benefit cost[1]		(106)		106
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor[2]	$	—	$	—
Postretirement Medical Benefit Plans				
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	2	$	(2)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation		(31)		36
Healthcare Cost Trend Rate:				
Effect on ongoing net periodic benefit cost		1		(1)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation	$	8	$	(9)

[1] Amount calculated based on 25 basis point increase / decrease in the expected return on assets.
[2] Amount calculated based on 25 basis point increase / decrease in the actual return on assets.

Refer to note 5 to the audited, consolidated financial statements for information on our potential liability for coordinating benefits related to the Central States Pension Fund.

Depreciation, Residual Value and Impairment of Property, Plant and Equipment

As of December 31, 2025, we had $37.7 billion of net property, plant and equipment, the most significant category of which was aircraft. In accounting for property, plant and equipment, we make estimates of the expected useful lives and residual values to arrive at depreciation expense. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets. A reduction in expected useful life, or a decision to sell or abandon a long-lived asset before the end of its useful life, may increase depreciation expense. Our accounting policy for property, plant and equipment is set out in note 1 to the audited, consolidated financial statements.

We monitor our long-lived asset groups for indicators of impairment which may include, but are not limited to, a significant change in the extent to which an asset is utilized and operating or cash flow losses associated with the asset group. If circumstances are present that indicate the carrying value of our long-lived asset groups may not be recoverable, we perform impairment testing at the asset group level.

Asset groups represent the lowest level at which independent cash flows can be identified. Determining asset groups requires judgment and changes in the way asset groups are defined could have a material impact on the results of impairment testing. We evaluate long-lived assets within our global small package operations at a network level given the cash flows associated with individual assets therein are not independent. We perform recoverability testing by comparing the undiscounted cash flows of the asset group to its carrying value. If the carrying amount of the asset group is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. Details of long-lived asset impairments are included in note 4 to the audited, consolidated financial statements.

In estimating the useful lives and expected residual values of aircraft, which we evaluate at the network level, we consider actual experience with the same or similar aircraft types, multi-year volume projections for our air products and the types of aircraft required to efficiently operate our network. We routinely monitor the utilization of our assets and volume levels. Temporary fluctuations in volume have in the past and are expected to continue to result in the temporary idling of aircraft to better match our capacity with demand. Temporarily idled assets are classified as held and used, and we continue to record depreciation expense for these assets. As a result of the reduction in air volumes experienced during 2025, we temporarily idled eight aircraft for an average of approximately seven months. As of December 31, 2025, all of these aircraft had re-entered operational service. Based on current volume projections, we anticipate that certain aircraft may be temporarily idled during part of 2026 as part of our normal operations and will return to service.

During the fourth quarter of 2025, we recognized a $182 million charge related to the retirement of our MD-11 fleet, primarily for aircraft and parts inventory. These charges are primarily within our U.S. Domestic Package segment and are recorded within *Other expenses* in our audited, statement of consolidated income. Impairment charges were immaterial during 2024. We will continue to monitor our long-lived asset groups for impairment.

We continued our *Network Reconfiguration* and *Efficiency Reimagined* initiatives during 2025, which have led and will continue to lead to a consolidation of our facilities and workforce as well as an end-to-end process redesign. These actions have resulted in, and may continue to result in reductions to the expected useful lives of certain assets, including early retirement, and related increases in depreciation expense during future periods. In addition, revisions to the salvage values of aircraft and other assets have in the past and may in the future result in impairment charges or increased depreciation expense. We have identified specific assets affected by our *Network Reconfiguration* and *Efficiency Reimagined* initiatives during the year, and we anticipate continued impacts in 2026. These future impacts may also relate to specific assets that have not yet been identified.

In addition to our *Network Reconfiguration* and *Efficiency Reimagined* initiatives, revisions to estimates of useful lives and residual values could also be caused by changes to our maintenance programs, governmental regulations, operational intentions, or market prices. We periodically evaluate our estimates and assumptions, and adjust them, as necessary, on a prospective basis through depreciation expense. Refer to note 4 to the audited, consolidated financial statements for further considerations.

Fair Value Measurements

In the normal course of business, we hold and issue financial instruments that contain elements of market risk, including derivatives, marketable securities and debt. Certain of these financial instruments are required to be recorded at fair value, principally derivatives, marketable securities and certain other investments. These financial instruments are measured and reported at fair value on a recurring basis based upon a fair value hierarchy (Levels 1, 2 and 3). Fair values are based on listed market prices (Level 1), when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations (Level 2). If listed market prices or other relevant factors are not available, inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability (Level 3). Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads and yield curve volatility factors. Changes in the fixed income, foreign currency exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. Further information on our accounting policies relating to fair value measurements can be found in note 1 to the audited, consolidated financial statements.

As of December 31, 2025, the majority of our financial instruments were categorized as either Level 1 or Level 2. Refer to notes 3, 9 and 17 to the audited, consolidated financial statements for further information on these instruments. A quantitative sensitivity analysis of our exposure to changes in foreign currency exchange rates and interest rates is presented in the *Quantitative and Qualitative Disclosures A*bout Market Risk section of this report.

Our pension and postretirement plan assets include investments in hedge funds, as well as private debt, private equity and real estate funds, which are primarily measured using net asset value ("NAV") as a practical expedient for fair value, as appropriate. These investments were valued at $10.0 billion as of December 31, 2025. In order to estimate NAV, we evaluate audited and unaudited financial reports from fund managers and make adjustments for investment activity between the date of the financial reports and December 31. These investments are not actively traded, and their values can only be estimated using these assumptions. If our estimates of activity changed, this could have a material impact on the reported value of these

investments and on the return on assets that we report. Refer to note 5 to the audited, consolidated financial statements for further information on our pension and postretirement plan assets.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, such as property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment or when an asset or disposal group is classified as held for sale.

In accounting for business acquisitions, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. Estimating the fair value of assets acquired and liabilities assumed requires judgment, especially with respect to identified intangible assets as there may be limited or no observable transactions within the market, requiring us to develop internal models to estimate fair value. For example, estimating the fair value of identified intangible assets may require us to develop valuation assumptions, including but not limited to, future expected cash flows from these assets, synergies and the discount rate. Certain inputs require us to determine assumptions that are reflective of a market participant view of fair value. Changes in any of these assumptions may materially impact the amount we recognize for identifiable assets and liabilities, in addition to the residual amount allocated to goodwill.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we may utilize a variety of commodity, foreign currency exchange rate and interest rate forward contracts, options and swaps. A discussion of our accounting policy for derivative instruments is provided in note 1 to the audited, consolidated financial statements.

Commodity Price Risk

We are exposed to changes in the prices of refined fuels, principally jet-A, diesel and unleaded gasoline, as well as changes in the price of natural gas and other alternative fuels. Currently, the fuel surcharges that we apply to our domestic and international package services are the primary means of reducing the risk of adverse fuel price changes. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our results either positively or negatively in the short-term. As of December 31, 2025 and 2024, we had no commodity contracts outstanding.

Foreign Currency Exchange Rate Risk

We have foreign currency exchange risks related to our revenue, operating expenses and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities and cash flows. Our most significant foreign currency exchange exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We may use forward contracts as well as a combination of purchased and written options to hedge forecasted cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exchange exposures for periods of 3 to 36 months. We may also utilize forward contracts to hedge portions of our anticipated cash settlements of intercompany transactions and interest payments on certain debt subject to foreign currency remeasurement.

Interest Rate Risk

We have issued debt instruments and have debt associated with finance leases that accrue expense at fixed and floating rates of interest. We may use interest rate swaps as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. We may also utilize forward starting swaps and similar instruments to lock in all or a portion of the borrowing cost of anticipated debt issuances. These instruments subject us to risk resulting from changes in short-term interest rates.

We are also subject to interest rate risk with respect to our defined benefit pension and postretirement medical benefit plans, as changes in interest rates will effectively increase or decrease the associated plan obligations and assets. This will result in changes to the amount of pension and postretirement benefit expense recognized in future periods and may also result in us being required to make contributions to the plans.

We may hold investments in debt securities, as well as cash-equivalent instruments, some of which accrue income at variable rates of interest.

Sensitivity Analysis

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, and interest rate risk embedded in our existing financial instruments. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves and commodity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts.

There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that foreign currency exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are

unable to reflect the complex market reactions that normally would arise from the market shifts modeled. While this is our best estimate of the impact of the specified scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest-rate-sensitive assets and liabilities in response to changes in market conditions. Additionally, changes in the fair value of foreign currency derivatives and commodity derivatives are offset by changes in the cash flows of the underlying hedged foreign currency and commodity transactions. The following table shows the shock-test results as of December 31, 2025 and 2024 (in millions):

	2025	2024
Change in Fair Value:		
Currency Derivatives[1]	$ (647)	$ (749)
Change in Annual Interest Expense:		
Variable-Rate Debt[2]	$ 22	$ 21

[1] The potential change in fair value from a hypothetical 10% weakening of the U.S. Dollar against foreign currency exchange rates across all maturities.

[2] The potential change in annual interest expense resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable-rate debt.

The sensitivity of our defined benefit pension and postretirement benefit plan obligations to changes in interest rates is discussed in "Critical Accounting Estimates - Pension and Other Postretirement Medical Benefits".

Item 8. *Financial Statements and Supplementary Data*

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill – Global Freight Forwarding and Healthcare Logistics Distribution Reporting Units — Refer to Notes 1 and 7 to the consolidated financial statements

Critical Audit Matter Description

The Company tests goodwill for impairment annually as of July 1, or more frequently if circumstances require, by determining if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, the Company uses a combination of income and market approaches to develop an estimate of reporting unit fair value. The income approach uses a discounted cash flow model, which requires the Company to make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs, capital expenditures, working capital, long-term growth rates and the discount rate. The market approach uses observable market data of comparable public companies to estimate fair value utilizing financial metrics (such as enterprise value to net sales). As of

the annual test date, the Company had recorded balances of goodwill of $877 million related to Global Freight Forwarding ("GFF") and $738 million related to Healthcare Logistics Distribution ("HLD") reporting units. The Company did not record any goodwill impairments during 2025.

We identified the valuation of the GFF and HLD reporting units as a critical audit matter because of the significant judgments required to estimate the fair value of the reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasts of future revenue and costs and the selection of the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue and costs, and the selection of the discount rate, used by management to estimate the fair value of the GFF and HLD reporting units included the following, among others:

- We tested the design and operating effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the GFF and HLD reporting units, such as controls related to management's forecasts of revenue and costs and selection of the discount rate.

- We performed a sensitivity analysis of the forecasts of revenue and costs, including their impact on future cash flows, and the selected discount rate.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in relevant industry reports.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the selected discount rate, by:

  - Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

  - Developing a range of independent estimates and comparing those to the discount rate selected by management.

  - Evaluating the forecasts to understand and sensitize management's assumptions regarding the risk inherent in the forecasts.

Revenue — Refer to Notes 1 and 2 to the consolidated financial statements

Critical Audit Matter Description

Approximately 88 percent of the Company's revenues are from its global small package operations that provide time-definite delivery services for express letters, documents, small packages and palletized freight via air and ground services. The Company's global small package revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company's customers.

Auditing global small package revenue required a significant extent of effort and the involvement of professionals with expertise in information technology ("IT") necessary for us to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process global small package revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:

- Identified the significant systems used to process global small package revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

- Tested the effectiveness of system interface controls and automated controls within the global small package revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue.

• We tested the effectiveness of controls over the relevant global small package revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.

• We performed analytical procedures to evaluate the Company's recorded revenue and evaluate trends.

• For a sample of customers, we read the Company's contract with the customer and evaluated the Company's pattern of revenue recognition for the customer. In addition, we evaluated the accuracy of the Company's recorded global small package revenue for a sample of customer invoices.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 17, 2026

We have served as the Company's auditor since 1969.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,887	$ 6,112
Accounts receivable, net	11,209	10,871
Other current assets	1,949	2,327
Total Current Assets	19,045	19,310
Property, Plant and Equipment, Net	37,731	37,179
Operating Lease Right-Of-Use Assets	4,263	4,149
Goodwill	5,837	4,300
Intangible Assets, Net	4,021	3,064
Deferred Income Tax Assets	140	112
Other Non-Current Assets	2,053	1,956
Total Assets	$ 73,090	$ 70,070
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt and finance leases	$ 608	$ 1,838
Current maturities of operating leases	763	733
Accounts payable	6,633	6,302
Accrued wages and withholdings	3,715	3,655
Self-insurance reserves	1,137	1,086
Accrued group welfare and retirement plan contributions	1,389	1,390
Other current liabilities	1,375	1,437
Total Current Liabilities	15,620	16,441
Long-Term Debt and Finance Leases	23,519	19,446
Non-Current Operating Leases	3,700	3,635
Pension and Postretirement Benefit Obligations	6,567	6,859
Deferred Income Tax Liabilities	3,690	3,595
Other Non-Current Liabilities	3,739	3,351
Shareowners' Equity:		
Class A common stock (106 and 121 shares issued in 2025 and 2024, respectively)	1	2
Class B common stock (743 and 733 shares issued in 2025 and 2024, respectively)	8	7
Additional paid-in capital	275	136
Retained earnings	20,151	20,882
Accumulated other comprehensive loss	(4,208)	(4,309)
Deferred compensation obligations	5	7
Less: Treasury stock (0.1 shares in 2025 and 2024)	(5)	(7)
Total Equity for Controlling Interests	16,227	16,718
Noncontrolling Interests	28	25
Total Shareowners' Equity	16,255	16,743
Total Liabilities and Shareowners' Equity	$ 73,090	$ 70,070

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(In millions, except per share amounts)

	2025	2024	2023
Revenue	$ 88,661	$ 91,070	$ 90,958
Operating Expenses:			
Compensation and benefits	48,605	48,093	47,092
Repairs and maintenance	3,107	2,940	2,828
Depreciation and amortization	3,746	3,609	3,366
Purchased transportation	10,588	13,589	13,640
Fuel	4,316	4,366	4,775
Other occupancy	2,269	2,117	2,019
Other expenses	8,163	7,888	8,097
Total Operating Expenses	80,794	82,602	81,817
Operating Profit	7,867	8,468	9,141
Other Income and (Expense):			
Investment income (expense) and other	314	(160)	219
Interest expense	(1,017)	(866)	(787)
Total Other Income and (Expense)	(703)	(1,026)	(568)
Income Before Income Taxes	7,164	7,442	8,573
Income Tax Expense	1,592	1,660	1,865
Net Income	$ 5,572	$ 5,782	$ 6,708
Basic Earnings Per Share	$ 6.56	$ 6.76	$ 7.81
Diluted Earnings Per Share	$ 6.56	$ 6.75	$ 7.80

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(In millions)

	2025	2024	2023
Net Income	$ 5,572	$ 5,782	$ 6,708
Change in foreign currency translation adjustment, net of tax	528	(338)	198
Change in unrealized gain on marketable securities, net of tax	1	1	9
Change in unrealized (loss) gain on cash flow hedges, net of tax	(344)	167	(243)
Change in unrecognized pension and postretirement benefit costs, net of tax	(84)	(381)	(2,173)
Comprehensive Income	$ 5,673	$ 5,231	$ 4,499

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions)

	2025	2024	2023
Cash Flows From Operating Activities:			
Net income	$ 5,572	$ 5,782	$ 6,708
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	3,746	3,609	3,366
Pension and postretirement benefit (income) expense	1,009	1,698	1,330
Pension and postretirement benefit contributions	(1,361)	(1,524)	(1,393)
Self-insurance reserves	236	44	57
Deferred tax (benefit) expense	(8)	(15)	199
Stock compensation expense	73	24	220
Other (gains) losses	113	262	265
Changes in assets and liabilities, net of effects of business acquisitions:			
Accounts receivable	(382)	(566)	1,256
Other assets	65	70	87
Accounts payable	(190)	262	(1,377)
Accrued wages and withholdings	27	501	(296)
Other liabilities	(517)	(11)	(42)
Other operating activities	67	(14)	(142)
Net cash from operating activities	8,450	10,122	10,238
Cash Flows From Investing Activities:			
Capital expenditures	(3,685)	(3,909)	(5,158)
Proceeds from disposal of businesses, property, plant and equipment	700	1,115	193
Purchases of marketable securities	(90)	(76)	(3,521)
Sales and maturities of marketable securities	293	2,748	2,701
Acquisitions, net of cash acquired	(1,968)	(71)	(1,329)
Other investing activities	15	(24)	(19)
Net cash used in investing activities	(4,735)	(217)	(7,133)
Cash Flows From Financing Activities:			
Net change in short-term debt	—	(1,272)	1,272
Proceeds from long-term borrowings	4,153	2,785	3,429
Repayments of long-term borrowings	(2,069)	(2,487)	(2,429)
Purchases of common stock	(1,000)	(500)	(2,250)
Issuances of common stock	159	232	248
Dividends	(5,398)	(5,399)	(5,372)
Other financing activities	14	(209)	(432)
Net cash used in financing activities	(4,141)	(6,850)	(5,534)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	201	(149)	33
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	(225)	2,906	(2,396)
Cash, Cash Equivalents and Restricted Cash:			
Beginning of period	6,112	3,206	5,602
End of period	$ 5,887	$ 6,112	$ 3,206

See notes to audited, consolidated financial statements.

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

United Parcel Service, Inc., and all of its consolidated subsidiaries ("UPS"), is a global package delivery and logistics provider. We manage our business and report operations through two reportable segments, U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions ("SCS"). We provide transportation services, primarily domestic and international letter, package and air cargo delivery. Through our SCS subsidiaries, we are also a global provider of transportation, logistics and related services.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany balances and transactions have been eliminated.

The "Company," "we," "us" and "our" refer to UPS. Unless the context indicates otherwise, whenever we refer in this report to a particular year, we mean our calendar year ended or ending December 31.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information, and actual results could differ materially from those estimates.

Revenue Recognition

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition. The vast majority of our contracts with customers are for transportation services that include only one performance obligation; the transportation services themselves. If a contract contains more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the services underlying each performance obligation.

In certain business units, such as Logistics, we sell customized, customer-specific solutions in which we integrate a complex set of tasks and components into a single capability that is accounted for as one performance obligation.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform services in the contract because our customers receive the benefit of our services as goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, those services would not need to be re-performed.

We recognize revenue based on the extent of progress towards completion of our services. We use the cost-to-cost measure of progress for our package delivery contracts because it best depicts the benefit received by the customer, which occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the service. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

For our freight forwarding contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the benefit to the customer. In our Logistics business we have a right to consideration from

customers in an amount that corresponds directly with the value to the customers of our performance completed to date; therefore we recognize revenue in the amount to which we have a right to invoice the customer.

Variable Consideration

Our contracts commonly contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the rates paid for services. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We record revenue, which may be reduced by incentives or other contract provisions, to the extent it is probable that a significant reversal of cumulative amounts recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of revenue are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional, distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, customers pay at periodic intervals, which are generally seven days within our U.S. Domestic Package business, for shipments included on invoices received. Invoices are generated each week on the week-ending day. It is not customary business practice to extend payment terms past 90 days and, as such, we do not have a practice of including a significant financing component within our contracts with customers.

Principal vs. Agent Considerations

In our transportation businesses, we may utilize independent contractors and third-party carriers to perform transportation services. We have determined that all our major businesses act as principal rather than agent within their revenue arrangements. Consequently, revenue and the associated purchased transportation costs are reported on a gross basis within our statements of consolidated income.

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as we have an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the amount will be earned. We classify deferred revenue as current based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the

period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less and insignificant credit risk, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

As of December 31, 2025 and 2024, we did not have any restricted cash.

Supplemental Cash Flow Information

The following table presents supplemental cash flow information (in millions):

	2025	2024	2023
Cash paid during the year for:			
Interest (net of amount capitalized)[1]	$ 990	$ 854	$ 762
Income taxes (net of refunds)	1,912	1,347	1,976
Operating cash flows from operating leases	954	877	835
Financing cash flows from finance leases	133	136	126
Noncash transactions:			
Accrued capital expenditures	$ 524	$ 227	$ 309
Property, plant and equipment recognized during the construction period of build-to-suit financing arrangement	107	—	—
Right-of-use assets obtained in exchange for operating lease obligations	808	740	1,278
Right-of-use assets obtained in exchange for finance lease obligations[2]	731	120	209

[1] Includes $18, $20 and $17 million of cash paid for interest on finance leases in 2025, 2024 and 2023, respectively.

[2] Includes $551 million related to new aircraft leases that commenced in 2025, which were accounted for as finance leases.

Marketable Securities and Non-Current Investments

Debt securities are classified as either trading or available-for-sale securities and are carried at fair value. Unrealized gains and losses on trading securities are reported as *Investment income (expense) and other* in our statements of consolidated income. Unrealized gains and losses on available-for-sale securities are reported within other comprehensive income, a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in *Investment income (expense) and other*, together with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in *Investment income (expense) and other*.

We periodically review our available-for-sale investments for indications of other-than-temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions and the financial condition and specific prospects for the issuer. Impairment of available-for-sale securities results in a charge to income when a market decline below cost is other-than-temporary, which includes consideration of whether we have both the intent and ability to hold such securities for the time necessary to recover the cost basis. If a decline in fair value is determined to be the result of a credit loss, then the decrease is recognized in income through an allowance for credit losses.

Investments in equity securities through which we exercise significant influence but do not have control over the investee are accounted for under the equity method. We record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Gains and losses from equity method investments are reported in *Investment income (expense) and other* in our statements of consolidated income. We record dividends or other equity distributions as reductions of the carrying value of the investment. Equity method investments are included within *Other Non-Current Assets* in our consolidated balance sheets.

Inventories

Fuel and other materials and supplies are recognized as inventory when purchased, and then charged to expense when used in our operations. Jet fuel, diesel and unleaded gasoline inventories are valued at the lower of average cost or net realizable value. Total inventories were $739 and $826 million as of December 31, 2025 and 2024, respectively, and are included in *Other current assets* in our consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and take into account physical and economic factors that may affect the useful lives of the assets.

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

- Aircraft: 7 to 40 years, based on aircraft type and original aircraft manufacture date

- Buildings: 10 to 40 years

- Leasehold Improvements: lesser of asset useful life or lease term

- Plant Equipment: 3 to 20 years

- Technology Equipment: 3 to 10 years

- Vehicles: 5 to 15 years

Routine maintenance and repairs are generally charged to expense as incurred. For substantially all of our aircraft, the costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred.

Interest incurred during the construction of property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $116 and $121 million in 2025 and 2024, respectively.

We monitor our property, plant and equipment for any indicators that the carrying value of our asset groups may not be recoverable, at which time we review the asset group for impairment based on undiscounted future cash flows. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. We test long-lived assets for impairment at the asset group level, which is the lowest level at which independent cash flows can be identified. We evaluate long-lived assets within our global small package operations at a network level given the cash flows associated with individual assets therein are not independent. Refer to note 4 for a discussion of impairments of property, plant and equipment.

In 2025, we entered into an agreement with our largest customer that provides for a significant reduction in their volume. In connection therewith, we are reconfiguring our U.S. network which have and will continue to lead to a consolidation of our facilities and workforce as well as end-to-end process redesign. Revisions to our estimates of the useful life and salvage values of certain long-lived assets are likely to continue to result in accelerated depreciation expense and charges related to early retirements. Refer to note 4 for additional information.

Leases

We recognize a right-of-use ("ROU") asset and lease obligation for all leases greater than twelve months, including reasonably certain renewal or purchase options. Some of our leases contain both lease and non-lease components. In 2025, we defined a new lease asset class, data centers, and elected to account for the lease and non-lease components separately. For all other lease arrangements, we account for lease and non-lease components as a single lease component. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of our leases contain future payments that are dependent on an index or rate, such as the consumer price index. We initially measure the lease obligation and ROU asset using the index or rate at the commencement date. In subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of our incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including our credit rating, the impact of full collateralization, lease term and denominated currency.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net identifiable assets acquired (goodwill) and indefinite-lived intangible assets are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment is present. We complete our annual goodwill impairment evaluation as of July 1 on a reporting unit basis.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers and relevant reporting unit-specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing of all, or a portion of, a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

If the qualitative assessment is not conclusive, or if we elect to bypass the qualitative test, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. We assess the fair value of a reporting unit using a combination of a market and income approach. Under the market approach, we use observable market data for comparable publicly-traded companies that correspond to the reporting unit to derive a market-based multiple. Under the income approach, the fair value of the reporting unit is estimated based on discounted cash flow modeling. Assumptions used in the discounted cash flow model include future revenue, costs, capital expenditures, working capital, long-term growth rates and the discount rate. Our estimates are developed using assumptions that we believe are consistent with how a market participant would value our reporting units. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

Finite-lived intangible assets, including trademarks, licenses, patents, customer lists, non-compete agreements and franchise rights are amortized on a straight-line basis over their estimated useful lives, which range from 2 to 21 years. Capitalized software is generally amortized over 7 years. Finite-lived intangible assets are assessed for impairment as part of asset groups whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Assets Held for Sale

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell and recognize any loss in the period in which the held for sale criteria are met. Gains are not recognized until the date of sale. We cease depreciation and amortization of a long-lived asset, or assets within a disposal group, upon their designation as held for sale and subsequently assess fair value less any costs to sell at each reporting date until the asset or disposal group is no longer classified as held for sale. See note 4 for additional information.

Supplier Finance Programs

As part of our working capital management, certain financial institutions offer a Supply Chain Finance ("SCF") program to certain of our suppliers. We agree to commercial terms with our suppliers, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the SCF program. Suppliers issue invoices to us based on the agreed-upon contractual terms. If they participate in the SCF program, our suppliers, at their sole discretion, determine which invoices, if any, to sell to the financial institutions. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms. No guarantees are provided by us under the SCF program. We have no economic interest in a supplier's decision to participate, and we have no direct financial relationship with the financial institutions, as it relates to the SCF program.

Amounts due to our suppliers that participate in the SCF program are included in *Accounts payable* in our consolidated balance sheets. We have been informed by the participating financial institutions that as of December 31, 2025 and 2024, suppliers sold $435 and $515 million, respectively, of our outstanding payment obligations to participating institutions.

A rollforward of obligations confirmed and paid during the year is presented below (dollars in millions):

	2025	2024
Confirmed obligations outstanding at the beginning of the year	$ 515	$ 504
Invoices confirmed during the year	1,460	1,722
Confirmed invoices paid during the year	(1,540)	(1,711)
Confirmed obligations outstanding at the end of the year	$ 435	$ 515

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automobile liability, health and welfare and general business liabilities, up to certain limits. Self-insurance reserves are established for estimates of the losses we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. The expected ultimate cost for claims incurred is estimated based upon historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of our reserves.

In 2025 and 2024, we transferred a portion of our workers' compensation liability related to policy years 1984 through 2000 and policy years 2018 and 2019 to a third-party insurer. We paid $152 and $114 million in 2025 and 2024, respectively, to transfer a portfolio of claims for which we carried reserves of $152 and $114 million in 2025 and 2024, respectively.

We also sponsor a number of health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated medical usage by participants and overall trends in medical costs and inflation.

Pension and Postretirement Benefits

We incur certain employment-related expenses associated with company-sponsored defined benefit pension and postretirement medical benefits. These expenses are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim measurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation) in *Investment income (expense) and other,* in our statements of consolidated income, upon remeasurement of a plan. The remaining components of pension expense, primarily service and interest costs and the expected return on plan assets, are recorded ratably on a quarterly basis.

We recognize expense for required contributions to defined contribution plans quarterly, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions* within our consolidated balance sheets.

We participate in a number of trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. Our contributions to these plans are determined in accordance with the respective collective bargaining agreements. We recognize expense for the contractually required contribution for each period, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

Income Taxes

Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax

benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Foreign Currency Translation and Remeasurement

We translate the results of operations of our foreign subsidiaries using average exchange rates for each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in other comprehensive income. Pre-tax foreign currency transaction gains (losses) from remeasurement, net of hedging, included in *Investment income (expense) and other* were $(22), $(38) and $(53) million in 2025, 2024 and 2023, respectively.

Stock-Based Compensation

Share-based awards are measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period), less estimated forfeitures. We have issued employee share-based awards under various incentive compensation plans that contain vesting conditions, including service conditions, where the awards cliff vest after one or three years or vest ratably over periods up to five years (the "nominal vesting period") or at the date the employee retires (as defined by the plan), if earlier. See note 13 for further discussion of our share-based awards. Compensation cost is generally recognized immediately for certain awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. For awards with a performance-based condition, expense is recognized based on probability of performance achievement and for awards with a market condition, expense includes the fair value at grant date. We estimate forfeiture rates based on historical rates of forfeitures for awards with similar characteristics, historical and projected rates of employee turnover and the nature and terms of the vesting conditions of the awards. We reevaluate our forfeiture rates on an annual basis.

Fair Value Measurements

Our financial assets and liabilities measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability. Certain investments described further in note 5, that do not have a readily determinable fair value, are measured at net asset value ("NAV") using NAV as a practical expedient or an equivalent developed consistent with the measurement principles in Accounting Standards Codification Topic 820. Plan assets that are measured using NAV as a practical expedient are excluded from the fair value hierarchy.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is an impairment.

For business acquisitions, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and identified intangible assets based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Following the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Instruments

We recognize all derivative instruments as assets or liabilities in our consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the derivative as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation based upon the exposure being hedged.

- A cash flow hedge refers to hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income, and reclassified into earnings in the period during which the hedged transaction affects earnings.

- A fair value hedge refers to hedging the exposure to changes in the fair value of an existing asset or liability that is attributable to a particular risk. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument is recognized in earnings during the current period, together with the gain or loss on the hedged item.

- A net investment hedge refers to the use of cross currency swaps, forward contracts or foreign-currency-denominated debt to hedge portions of net investments in foreign operations. For instruments that meet the hedge accounting requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in the foreign currency translation adjustment within other comprehensive income, and are recorded in the income statement when the hedged item affects earnings.

Adoption of New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure, to enhance tax-related disclosures. The ASU became effective for us in 2025 and, beginning with this annual reporting period, requires more standardized categories in the tax rate reconciliation and additional detail for significant tax items. It also requires a breakdown of income taxes paid by jurisdiction exceeding 5% of total taxes and removes certain disclosure requirements for unremitted foreign earnings and uncertain tax positions. We adopted this ASU prospectively. The adoption did not have a material impact on our consolidated financial position, results of operations, cash flows, or internal controls. See note 15 for additional information.

Other accounting pronouncements adopted during the periods covered by the consolidated financial statements did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Accounting Standards Issued But Not Yet Effective

In November 2024, the FASB issued an ASU on expense disaggregation disclosures, which will require tabular disclosure in the notes to financial statements for specific expense categories. The standard becomes effective for us beginning with our 2027 annual report and for interim and annual periods thereafter. This ASU provides for additional expense disclosures. We are evaluating its impact on our financial statements, disclosures and internal controls but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

In July 2025, the FASB issued an ASU on measurement of credit losses for accounts receivable and contract assets, which introduces a practical expedient for estimating expected credit losses on eligible current assets. The practical expedient permits entities to assume credit loss conditions existing at the balance sheet date will continue. Adoption of the practical expedient is optional and, if adopted, would become effective for us beginning in the first quarter of 2026. We are evaluating the impact of adoption, but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

In September 2025, the FASB issued an ASU on targeted improvements to the accounting for internal-use software, which modernizes accounting guidance for costs incurred in developing internal-use software. This ASU removes references to development stages, and instead requires capitalization to begin based on a "probable-to-complete" threshold. This ASU becomes effective for us beginning with our 2028 annual report and for interim and annual periods thereafter, and early adoption is permitted. We are evaluating the impact of adoption, but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

In December 2025, the FASB issued an ASU on accounting for government grants. The ASU defines the scope of government grants and permits recognition only when it is probable that the entity will comply with the grant's conditions and the grant will be received. It also provides guidance on presentation approaches for both asset-related and income-related grants and expands related disclosure requirements. This ASU becomes effective for us beginning in the first quarter of 2029 and for annual periods thereafter, and early adoption is permitted. We are evaluating the impact of adoption, but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

Other accounting pronouncements issued, but not effective until after December 31, 2025, are not expected to have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

NOTE 2. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pickup, transportation and delivery of packages and freight ("transportation services"). These services may be carried out by or arranged by us and generally occur over a short period of time. Additionally, we provide value-added logistics services to customers through our global network of company-owned and leased distribution centers and field stocking locations.

Disaggregation of Revenue

	2025	2024	2023
Revenue:			
Next Day Air	$ 9,652	$ 9,703	$ 9,894
Deferred	4,446	4,757	5,093
Ground	44,183	45,347	44,971
Cargo & Other	1,238	569	247
U.S. Domestic Package	$ 59,519	$ 60,376	$ 60,205
Domestic	$ 3,401	$ 3,186	$ 3,144
Export	14,479	14,142	14,003
Cargo & Other	696	632	684
International Package	$ 18,576	$ 17,960	$ 17,831
Forwarding	$ 2,916	$ 4,728	$ 5,534
Logistics	5,855	6,437	5,927
Other	1,795	1,569	1,461
SCS	$ 10,566	$ 12,734	$ 12,922
Consolidated revenue	$ 88,661	$ 91,070	$ 90,958

As of the fourth quarter of 2024, based on a change in our management reporting structure, U.S. Air Cargo revenue is presented within our U.S. Domestic Package segment and prior periods have been recast. Refer to note 14 for further information.

Accounts Receivable, Net

In 2025, we entered into accounts receivable factoring programs with third parties, in which we may sell certain customer receivables to third parties on a revolving periodic basis. Any such transactions are accounted for as sales and accordingly, receivables sold are removed from *Accounts receivable, net* in our consolidated balance sheets and the proceeds are reflected in *Cash Flows from Operating Activities* in our statements of consolidated cash flows. Our continuing involvement in these receivables is primarily limited to servicing and under limited circumstances, recourse.

Total accounts which may be outstanding under these programs are $860 million. In 2025, we sold $734 million of accounts receivable for net cash proceeds of $730 million. In connection with these programs, we recognized a liability, measured at fair value, related to our estimated recourse obligations recorded within *Other current liabilities* in our consolidated balance sheet. We also recorded an immaterial loss associated with the transactions within *Other Income (Expense)* in our statements of consolidated income. As of December 31, 2025, $491 million accounts receivable was outstanding under our factoring programs.

We continue to service the receivables and remit any collections to third-party purchasers. As of December 31, 2025, cash collections of $59 million were not yet remitted to third-party purchasers. These obligations are included within *Other current*

liabilities in our consolidated balance sheet, with changes in such obligations reflected within *Cash Flows from Financing Activities* in our statement of consolidated cash flows.

Our allowance for expected credit losses increased by $44 million during 2025 as a result of changes in the composition of invoice aging and certain customers' behaviors. Our allowance for credit losses as of December 31, 2025 and 2024 was $180 and $136 million, respectively. Amounts for credit losses charged to expense before recoveries during 2025, 2024 and 2023 were $371, $311, and $205 million, respectively.

Contract Assets and Liabilities

Contract assets were $275 and $307 million as of December 31, 2025 and 2024, respectively, and were recorded within *Other current assets* in our consolidated balance sheets. Contract liabilities recorded within *Other Non-Current Liabilities* were $49 and $27 million as of December 31, 2025 and 2024, respectively. Short-term contract liabilities were immaterial as of December 31, 2025 and 2024.

NOTE 3. MARKETABLE SECURITIES AND NON-CURRENT INVESTMENTS

The following is a summary of marketable securities classified as trading and available-for-sale as of December 31, 2025 and 2024 (in millions):

	Cost	Unrealized Losses	Estimated Fair Value
2025			
Current trading marketable securities:			
Equity securities	$ 3	$ —	$ 3
Current available-for-sale marketable securities:			
U.S. government and agency debt securities	—	—	—
Corporate debt securities	—	—	—
Total available-for-sale marketable securities	—	—	—
Total current marketable securities	$ 3	$ —	$ 3

	Cost	Unrealized Losses	Estimated Fair Value
2024			
Current trading marketable securities:			
Equity securities	$ 3	$ —	$ 3
Current available-for-sale marketable securities:			
U.S. government and agency debt securities	165	(1)	164
Corporate debt securities	39	—	39
Total available-for-sale marketable securities	204	(1)	203
Total current marketable securities	$ 207	$ (1)	$ 206

Total current marketable securities pledged as collateral for our self-insurance requirements had estimated fair values of $177 million as of December 31, 2024. No marketable securities were pledged as collateral for our self-insurance requirements as of December 31, 2025.

Non-Current Investments

We hold non-current investments that are reported within *Other Non-Current Assets* in our consolidated balance sheets. Cash paid for these investments, excluding investments obtained through business acquisitions, is included in *Other investing activities* in our statements of consolidated cash flows.

• *Equity method investments*: As of December 31, 2025 and 2024, equity securities accounted for under the equity method had carrying values of $254 and $304 million, respectively.

• *Other equity securities*: Certain securities that do not have readily determinable fair values are reported in accordance with the measurement alternative in Accounting Standards Codification Topic 321 *Investments – Equity Securities.* As of December 31, 2025 and 2024, we had equity securities of $46 and $42 million, respectively, accounted for under this measurement alternative.

• *Other investments*: We hold an investment in a variable life insurance policy to fund benefits for the UPS Excess Coordinating Benefit Plan with a fair market value of $21 and $19 million as of December 31, 2025 and 2024, respectively.

Fair Value Measurements

Marketable securities valued utilizing Level 1 inputs include certificates of deposits and most U.S. government debt securities, as these securities all have quoted prices in active markets. Marketable securities valued utilizing Level 2 inputs include equity securities and corporate bonds. These securities are valued using market corroborated pricing, matrix pricing or other models that utilize observable inputs such as yield curves. There were no Level 3 investments during 2025 or 2024.

The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation techniques utilized (in millions):

	Level 1	Level 2	Level 3	Total
2025				
Marketable Securities:				
U.S. government and agency debt securities	$ —	$ —	$ —	$ —
Corporate debt securities	—	—	—	—
Equity securities	—	3	—	3
Total marketable securities	—	3	—	3
Other non-current investments	—	21	—	21
Total	$ —	$ 24	$ —	$ 24

	Level 1	Level 2	Level 3	Total
2024				
Marketable Securities:				
U.S. government and agency debt securities	$ 164	$ —	$ —	$ 164
Corporate debt securities	25	14	—	39
Equity securities	—	3	—	3
Total marketable securities	189	17	—	206
Other non-current investments	—	19	—	19
Total	$ 189	$ 36	$ —	$ 225

There were no transfers of investments into or out of Level 3 during 2025 or 2024.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including owned assets and assets subject to finance leases, consisted of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Aircraft[1]	$ 24,149	$ 23,768
Plant equipment	19,817	18,495
Vehicles	11,787	11,912
Buildings	6,906	6,714
Building and leasehold improvements	5,686	5,601
Technology equipment	2,635	2,735
Land	2,046	2,104
Construction-in-progress	2,136	1,967
	75,162	73,296
Less: Accumulated depreciation and amortization[1]	(37,431)	(36,117)
Property, Plant and Equipment, Net	$ 37,731	$ 37,179

[1] Includes MD-11 airframe and engines that were fully depreciated as of December 31, 2025.

Depreciation and amortization expense for property, plant and equipment during 2025, 2024 and 2023 was $3.0, $3.0 and $2.8 billion, respectively.

Network Reconfiguration and *Efficiency Reimagined*

As part of our *Network Reconfiguration* and *Efficiency Reimagined* initiatives, we incurred $58 million of accelerated depreciation and asset retirement obligations related to the 93 closed facilities and abandoned equipment. In connection with these initiatives, we recorded $72 million in gains on sale of those properties during 2025, which were primarily within our U.S. Domestic Package segment and are included within *Other expenses* in our statement of consolidated income.

We have also determined that $54 million of certain long-lived assets within our U.S. Domestic Package segment meet the criteria to be classified as held for sale and have presented the carrying value of these assets within *Other Non-Current Liabilities* in our consolidated balance sheets as of December 31, 2025.

We have identified 24 buildings for closure in the first half of 2026 and we continue to review expected changes in volume in our integrated air and ground network to identify additional buildings for closure, and it is reasonably possible that our plans will also result in further revisions to our estimates of the useful lives and salvage values of certain of our long-lived assets. Any further revisions to these plans could further accelerate depreciation expense and lead to the recognition of additional charges related to early retirements in future periods. For additional information, see note 18.

Impairments

During the fourth quarter of 2025, we recognized $182 million charge related to the retirement of our MD-11 fleet, of which $119 million was impairment of property, plant and equipment. These charges are primarily within our U.S. Domestic Package segment and are recorded within *Other expenses* in our statement of consolidated income. There were no material impairment charges to property, plant and equipment during 2024 or 2023. We will continue to monitor our long-lived asset groups for impairment.

Sale-Leaseback Transactions

In 2025, we entered into sale-leaseback transactions, involving a data center and real estate properties that qualified as sales. Accordingly, we derecognized the carrying amounts of the properties and recognized the related operating lease right-of-use assets and lease liabilities at lease commencement. Cash proceeds of approximately $465 million were received and gains on sale of $362 million were recognized within *Other (gains) losses* in our statement of consolidated cash flows and within *Other expenses* in our statement of consolidated income.

NOTE 5. COMPANY-SPONSORED EMPLOYEE BENEFIT PLANS

We sponsor various retirement, postretirement and pension plans, including defined benefit and defined contribution plans, which cover our employees worldwide.

U.S. Pension Benefits

In the U.S. we maintain the following single-employer defined benefit pension plans:

- The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries hired prior to July 1, 2016 who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service ("IRS"). The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

- The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS/IBT Full-Time Employee Pension Plan is noncontributory and includes employees that were previously members of the Central States Pension Fund ("CSPF"), a multiemployer pension plan, in addition to other eligible employees who are covered under certain collective bargaining agreements. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to certain participants in the UPS Retirement Plan, hired prior to July 1, 2016, for amounts that exceed the benefit limits described above. The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

In connection with our *Network Reconfiguration* and *Efficiency Reimagined* initiatives, we continue to review expected changes in volume in our integrated air and ground network to identify additional buildings for closure, which we expect would result in further reductions in our operational workforce. In the third quarter of 2025, we offered a voluntary separation program to full-time drivers in the United States and expect to continue to incur costs associated with contractual termination benefits. See note 18 for additional information.

Refer to note 6 for the status of our collective bargaining agreements.

International Pension Benefits

We also sponsor various defined benefit plans covering certain of our international employees. The majority of our international obligations are for defined benefit plans in Canada and the United Kingdom. In addition, many of our international employees are covered by government-sponsored retirement and pension plans. We are not directly responsible for providing benefits to participants of government-sponsored plans.

U.S. Postretirement Medical Benefits

We also sponsor postretirement medical plans in the U.S. that provide healthcare benefits to certain non-union retirees, as well as select union retirees who meet certain eligibility requirements and who are not otherwise covered by multiemployer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. These benefits have been provided to certain retirees on a noncontributory basis; however, in many cases, retirees are required to contribute all or a portion of the total cost of the coverage.

Defined Contribution Plans

We sponsor a defined contribution plan for employees not covered under collective bargaining agreements, and several defined contribution plans for certain employees covered under collective bargaining agreements. We match, in cash, a portion of the participating employees' contributions. Matching contributions charged to expense were $137, $161 and $161 million for 2025, 2024 and 2023, respectively.

Beginning in 2023, non-union employees, including those previously accruing benefits in the UPS Retirement Plan, receive an annual retirement contribution of 5% to 8% (3% to 8% prior to 2023 for employees hired after July 1, 2016) of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. Effective January 1, 2025, the UPS retirement contribution for certain non-union employees with an employment commencement date on or after January 1, 2025 is 3% of eligible compensation, regardless of years of service. Retirement contributions charged to expense were $342, $359 and $380 million for 2025, 2024 and 2023, respectively. In addition, the UPS 401(k) Savings Plan provides for transition contributions to certain participants hired prior to 2008. The amounts charged to expense for transition contributions were $99, $108 and $128 million for 2025, 2024 and 2023, respectively.

Contributions under this plan are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS. The UPS Restoration Savings Plan is a non-qualified plan that provides benefits to certain participants in the UPS 401(k) Savings Plan for amounts that exceed these benefit limits.

Contributions are also made to defined contribution money purchase plans under certain collective bargaining agreements. Amounts charged to expense were $143, $135 and $132 million for 2025, 2024 and 2023, respectively.

We also sponsor certain international defined contribution plans, which are not individually material.

Net Periodic Benefit Cost

Information about net periodic benefit cost for the company-sponsored pension and postretirement defined benefit plans is as follows (in millions):

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net Periodic Benefit Cost:									
Service cost	$ 1,124	$ 1,240	$ 1,172	$ 17	$ 20	$ 20	$ 37	$ 42	$ 43
Interest cost	2,718	2,574	2,508	109	109	116	65	66	66
Expected return on plan assets	(3,130)	(3,085)	(2,967)	(7)	(4)	(12)	(82)	(83)	(84)
Amortization of prior service cost	156	152	106	1	1	2	1	1	1
Actuarial (gain) loss	—	673	393	—	—	—	—	(8)	(42)
Curtailment and settlement (gain) loss	—	—	—	—	—	—	—	—	8
Net periodic benefit cost	$ 868	$ 1,554	$ 1,212	$ 120	$ 126	$ 126	$ 21	$ 18	$ (8)

Actuarial Assumptions

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost:

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Service cost discount rate	5.88 %	5.42 %	5.79 %	6.18 %	5.80 %	6.06 %	4.82 %	4.59 %	5.09 %
Interest cost discount rate	5.88 %	5.42 %	5.79 %	6.18 %	5.80 %	6.06 %	4.69 %	4.56 %	5.02 %
Rate of compensation increase	3.25 %	3.25 %	3.25 %	N/A	N/A	N/A	3.04 %	3.19 %	3.20 %
Expected return on plan assets	7.65 %	7.17 %	7.07 %	6.92 %	6.36 %	6.62 %	4.63 %	4.54 %	5.13 %
Cash balance interest credit rate	4.30 %	3.83 %	4.21 %	N/A	N/A	N/A	3.09 %	3.31 %	3.69 %

A discount rate is used to determine the present value of our future benefit obligations. To determine the discount rate for our U.S. pension and postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations. For our international plans, the discount rate is determined by matching the expected cash flows of the plan, where available, or of a sample plan of similar duration, to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. These assumptions are updated each measurement date, which is typically annually.

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans:

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2025	2024	2025	2024	2025	2024
Discount rate	5.84 %	5.88 %	5.69 %	6.18 %	4.64 %	4.45 %
Rate of compensation increase	3.25 %	3.25 %	N/A	N/A	2.76 %	3.04 %
Cash balance interest credit rate	4.84 %	4.30 %	N/A	N/A	3.13 %	3.09 %

As of December 31, 2025, the impact of each basis point change in the discount rate on the projected benefit obligation of our pension and postretirement medical benefit plans was as follows (in millions):

	Increase (Decrease) in the Projected Benefit Obligation			
	Pension Benefits		Postretirement Medical Benefits	
One basis point increase in discount rate	$	(58)	$	(1)
One basis point decrease in discount rate	$	61	$	1

The Society of Actuaries ("SOA") published mortality tables and improvement scales are used in developing the estimate of mortality for our U.S. plans. In October 2025, the SOA elected to not release a new mortality improvement scale. Based on our perspective of future longevity, we elected to maintain the MP 2021 mortality scale assumption for purposes of measuring pension and other postretirement benefit obligations.

Assumptions for the expected return on plan assets are used to determine a component of net periodic benefit cost for the year. The assumption for our U.S. plans is developed using a long-term projection of returns for each asset class. Our asset allocation targets are reviewed annually and, if necessary, updated taking into consideration plan changes, funded status and actual performance. The expected return for each asset class is a function of passive, long-term capital market assumptions and excess returns generated from active management. The capital market assumptions used are provided by independent investment advisors, while excess return assumptions are supported by historical performance, fund mandates and investment expectations. As a result of our long-term U.S. capital market assumptions and investment objectives for pension assets, the weighted-average long-term expected rate of return on assets increased from 7.17% during 2024 to 7.65% in 2025.

For plans outside the U.S., consideration is given to local market expectations of long-term returns. Strategic asset allocations are determined by plan, based on the nature of liabilities and considering the demographic composition of the plan participants.

Actuarial Assumptions - Central States Pension Fund

UPS was a contributing employer to the CSPF until 2007, at which time UPS withdrew from the CSPF. Under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), UPS agreed to provide coordinating benefits in the UPS/IBT Full-Time Employee Pension Plan ("UPS/IBT Plan") for UPS participants whose last employer was UPS and who had not retired as of January 1, 2008 ("the UPS Transfer Group") in the event that benefits are reduced by the CSPF consistent with the terms of our withdrawal agreement with the CSPF. Under this agreement, benefits to the UPS Transfer Group cannot be reduced without our consent and can only be reduced in accordance with law.

In the event CSPF were to become insolvent, CSPF benefits would be reduced to the legally permitted Pension Benefit Guaranty Corporation ("PBGC") limits, triggering the coordinating benefits provision in the collective bargaining agreement.

We account for the potential obligation to pay coordinating benefits under ASC Topic 715, which requires us to provide a best estimate of various actuarial assumptions in measuring our pension benefit obligation at the December 31 measurement date. As of December 31, 2025, our best estimate of coordinating benefits that may be required to be paid by the UPS/IBT Plan was immaterial.

The value of our estimate for future coordinating benefits will continue to be influenced by a number of factors, including interpretations of the law, future legislative actions, actuarial assumptions and the ability of the CSPF to sustain its long-term commitments. Actual events may result in a change in our best estimate of the projected benefit obligation. We will continue to assess the impact of these uncertainties in accordance with ASC Topic 715.

Other Actuarial Assumptions

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2025, a 8.00% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.50% by 2040 and to remain at that level thereafter.

Funded Status

The following table discloses the funded status of our plans and the amounts recognized in our consolidated balance sheets as of December 31 (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2025	2024	2025	2024	2025	2024
Funded Status:						
Fair value of plan assets	$ 43,689	$ 41,499	$ 72	$ 119	$ 1,873	$ 1,778
Benefit obligation	(48,472)	(46,559)	(1,822)	(1,850)	(1,609)	(1,500)
Funded status recognized as of December 31	$ (4,783)	$ (5,060)	$ (1,750)	$ (1,731)	$ 264	$ 278
Funded Status Recognized in our Balance Sheets:						
Other non-current assets	$ —	$ —	$ —	$ —	$ 484	$ 480
Other current liabilities	(28)	(27)	(148)	(100)	(10)	(7)
Pension and postretirement benefit obligations	(4,755)	(5,033)	(1,602)	(1,631)	(210)	(195)
Net liability as of December 31	$ (4,783)	$ (5,060)	$ (1,750)	$ (1,731)	$ 264	$ 278
Amounts Recognized in AOCI [1]:						
Unrecognized net prior service cost	$ (1,211)	$ (1,251)	$ —	$ (1)	$ (4)	$ (5)
Unrecognized net actuarial gain (loss)	(2,740)	(2,686)	48	131	91	107
Gross unrecognized cost as of December 31	(3,951)	(3,937)	48	130	87	102
Deferred tax asset at December 31	958	956	(12)	(32)	(27)	(32)
Net unrecognized cost as of December 31	$ (2,993)	$ (2,981)	$ 36	$ 98	$ 60	$ 70

[1] Accumulated Other Comprehensive Income (Loss)

The accumulated benefit obligation for our pension plans as of December 31, 2025 and 2024 was $50.0 and $48.0 billion, respectively. The accumulated benefit obligation for our postretirement medical benefit plans as of December 31, 2025 and 2024 was $1.8 and $1.9 billion, respectively.

Benefit payments under the pension plans include $39 and $37 million paid from employer assets for 2025 and 2024, respectively. Benefit payments (net of participant contributions) under the postretirement medical benefit plans include $179 and $264 million paid from employer assets for 2025 and 2024, respectively. Such benefit payments from employer assets are also categorized as employer contributions.

As of December 31, 2025 and 2024, the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with benefit obligations in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2025	2024	2025	2024
U.S. Pension Benefits:				
Projected benefit obligation	$ 48,472	$ 46,559	$ 48,472	$ 46,559
Accumulated benefit obligation	48,445	46,526	48,445	46,526
Fair value of plan assets	43,689	41,499	43,689	41,499
International Pension Benefits:				
Projected benefit obligation	$ 379	$ 337	$ 318	$ 281
Accumulated benefit obligation	345	301	296	255
Fair value of plan assets	159	135	105	88

The accumulated postretirement benefit obligation presented in the funded status table exceeds plan assets for all U.S. postretirement medical benefit plans.

Benefit Obligations and Fair Value of Plan Assets

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of the respective measurement dates in each year (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2025	2024	2025	2024	2025	2024
Benefit Obligations:						
Projected benefit obligation at beginning of year	$ 46,559	$ 47,712	$ 1,850	$ 1,974	$ 1,500	$ 1,601
Service cost	1,124	1,240	17	20	37	42
Interest cost	2,718	2,574	109	109	65	66
Gross benefits paid	(2,678)	(2,604)	(241)	(284)	(64)	(55)
Plan participants' contributions	—	—	—	39	4	4
Plan amendments[1]	116	76	—	—	—	—
Actuarial (gain)/loss	633	(2,438)	87	(7)	(42)	(58)
Foreign currency exchange rate changes	—	—	—	—	108	(99)
Curtailments and settlements	—	—	—	—	(2)	(4)
Other	—	(1)	—	(1)	3	3
Projected benefit obligation at end of year	$ 48,472	$ 46,559	$ 1,822	$ 1,850	$ 1,609	$ 1,500

[1] Plan amendments in 2025 were related to the collective bargaining agreement with the Independent Pilots Association. Plan amendments in 2024 were related to collective bargaining agreements with the Teamsters.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of the respective measurement dates in each year (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2025	2024	2025	2024	2025	2024
Fair Value of Plan Assets:						
Fair value of plan assets at beginning of year	$ 41,499	$ 43,491	$ 119	$ 98	$ 1,778	$ 1,893
Actual return (loss) on plan assets	3,708	(615)	10	(2)	25	41
Employer contributions	1,159	1,228	183	269	19	27
Plan participants' contributions	—	—	—	39	4	4
Gross benefits paid	(2,678)	(2,604)	(241)	(284)	(64)	(55)
Foreign currency exchange rate changes	—	—	—	—	114	(118)
Curtailments and settlements	—	—	—	—	(2)	(4)
Other	1	(1)	1	(1)	(1)	(10)
Fair value of plan assets at end of year	$ 43,689	$ 41,499	$ 72	$ 119	$ 1,873	$ 1,778

2025 - $0.7 billion pre-tax actuarial loss related to benefit obligations:

- *Discount Rates* ($0.3 billion pre-tax loss): The weighted-average discount rate for our pension and postretirement medical plans decreased from 5.85% as of December 31, 2024 to 5.79% as of December 31, 2025, primarily due to a decrease in treasury yields on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.4 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality, adjustments for separation programs and other changes.

2024 - $2.5 billion pre-tax actuarial gain related to benefit obligations:

- *Discount Rates* ($2.8 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 5.40% as of December 31, 2023 to 5.85% as of December 31, 2024, primarily due to an increase in treasury yields on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.3 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

Pension and Postretirement Plan Assets

Pension assets are invested in accordance with applicable laws and regulations, as well as investment guidelines established by plan trustees. The strategic asset mixes are specifically tailored for each plan given distinct factors, including liability and liquidity needs. Equities, alternative investments, and other higher-yielding assets are utilized to generate returns and promote growth. Derivatives, repurchase/reverse repurchase agreements and fixed income securities are utilized as tools for duration management, mitigating interest rate risk, and minimizing funded status volatility.

The primary long-term investment objectives for pension assets are to provide for a reasonable amount of long-term capital growth to meet future obligations while minimizing risk exposures and reducing funded status volatility. To meet these objectives, investment managers are engaged to actively manage assets within the guidelines and strategies set forth by our investment committee. Active managers are monitored regularly and their performance is compared to applicable benchmarks.

Fair Value Measurements

Plan assets valued utilizing Level 1 inputs include equity investments, corporate debt instruments, U.S. government securities, derivatives and other instruments. Fair values were determined by closing prices for those securities traded on national stock exchanges, while securities traded in the over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and ask prices.

Level 2 assets include fixed income securities that are valued based on yields currently available on comparable securities of other issues with similar credit ratings; mortgage-backed securities that are valued based on cash flow and yield models using acceptable modeling and pricing conventions; hedge funds, equity securities and certain investments that are pooled with other investments in a commingled fund; and derivatives and other instruments primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward price. We value our investments in commingled funds by taking the percentage ownership of the underlying assets, each of which has a readily determinable fair value.

Fair value estimates for certain investments are based on unobservable inputs that are not corroborated by observable market data and are thus classified as Level 3.

Investments that do not have a readily determinable fair value, and which provide a NAV or its equivalent developed consistent with ASC measurement principles, are valued using NAV as a practical expedient. These investments are not classified in Levels 1, 2, or 3 of the fair value hierarchy but instead included within the subtotals by asset category. Such investments include hedge funds, real estate investments, private debt and private equity funds. Investments in hedge funds are valued using the reported NAV as of December 31. Real estate investments, private debt and private equity funds are valued at NAV per the most recent partnership audited financial reports, and adjusted, as appropriate, for investment activity between the date of the financial reports and December 31. Due to the inherent limitations in obtaining a readily determinable fair value measurement for alternative investments, the fair values reported may differ from the values that would have been used had readily available market information for the alternative investments existed. These investments are described further below:

- Hedge Funds: Plan assets are invested in hedge funds that pursue multiple strategies to diversify risk and reduce volatility. Most of these hedge funds allow redemptions either quarterly or semi-annually after a two- to three-month notice period, while others allow for redemption after only a brief notification period with no restriction on redemption frequency. No unfunded commitments existed with respect to hedge funds as of December 31, 2025.

- Real Estate, Private Debt and Private Equity Funds: Plan assets are invested in limited partnership interests in various private equity, private debt and real estate funds. Limited provisions exist for the redemption of these interests by the limited partners that invest in these funds until the end of the term of the partnerships, typically ranging between 10 and 15 years from the date of inception. An active secondary market exists for similar partnership interests, although no particular value (discount or premium) can be guaranteed. As of December 31, 2025, unfunded commitments to such limited partnerships totaling approximately $2.5 billion are expected to be contributed over the remaining investment period.

The fair values of U.S. and international pension and postretirement benefit plan assets by asset category as of December 31, 2025 and 2024 are presented below (in millions), as well as the percentage that each category comprises of our total plan assets and the respective target allocations. The asset categories within equity securities, fixed income securities, and alternative and other investments in the table below have been collapsed from prior year presentation to align with the nature, characteristics, and type of underlying risk of those assets. There were no transfers between asset categories.

December 31, 2025	Total Assets[1]		Level 1		Level 2		Level 3		Percentage of Plan Assets	% Target Allocation
Asset Category (U.S. Plans):										
Cash and cash equivalents[3]	$	3,649	$	3,427	$	222	$	—	8.3 %	1-7%
Equity securities		6,842		3,834		3,008		—	15.6 %	15-45%
Fixed income securities		21,080		13,218		7,805		57	48.2 %	30-73%
Alternative and other investments[1]:										
Hedge funds		3,728		—		2,097		—	8.5 %	3-13%
Real estate		2,067		—		—		—	4.7 %	3-15%
Private equity, private debt, and other investments		6,378		—		117		—	14.6 %	5-29%
Total Alternative and other investments		12,173		—		2,214		—		
Derivatives and other instruments, net:										
Equity risk		(43)		(17)		(26)		—	(0.1)%	
Interest rate risk		(9)		(169)		160		—	— %	
Other risk[2]		69		—		69		—	0.2 %	
Total Derivatives and other instruments		17		(186)		203		—		
Total U.S. plan assets	$	43,761	$	20,293	$	13,452	$	57	100.0 %	
Asset Category (International Plans):										
Cash and cash equivalents	$	131	$	131	$	—	$	—	7.0 %	1-10%
Equity securities		179		28		151		—	9.5 %	1-10%
Fixed income securities		1,259		254		1,005		—	67.2 %	50-75%
Alternative and other investments[1]:										
Real estate		67		—		19		24	3.6 %	1-10%
Private equity, private debt, and other investments		237		—		211		16	12.7 %	10-35%
Total International plan assets	$	1,873	$	413	$	1,386	$	40	100.0 %	
Total plan assets	$	45,634	$	20,706	$	14,838	$	97		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Includes credit risk, foreign currency exchange risk and commodity risk.
[3] Includes $1.6 billion of cash held as collateral for market exposures, which is not subject to the target allocations.

December 31, 2024	Total Assets[1]		Level 1		Level 2		Level 3		Percentage of Plan Assets	% Target Allocation
Asset Category (U.S. Plans):										
Cash and cash equivalents[3]	$	5,716	$	5,450	$	266	$	—	13.7 %	1-7%
Equity securities		6,979		3,270		3,709		—	16.8 %	15-45%
Fixed income securities		19,643		13,375		6,247		21	47.2 %	30-73%
Alternative and other investments[1]:										
Hedge funds		2,034		—		538		—	4.9 %	3-13%
Real estate		2,674		301		77		—	6.4 %	3-15%
Private equity, private debt, and other investments		6,508		—		195		—	15.6 %	5-29%
Total Alternative and other investments		11,216		301		810		—		
Derivative and other instruments, net:										
Equity risk contracts		(392)		(99)		(294)		—	(0.9)%	
Interest rate risk contracts		(1,619)		(442)		(1,177)		—	(3.9)%	
Other risk[2]		75		2		73		—	0.2 %	
Total Derivative and other instruments		(1,936)		(539)		(1,398)		—		
Total U.S. plan assets	$	41,618	$	21,857	$	9,634	$	21	100.0 %	
Asset Category (International Plans):										
Cash and cash equivalents	$	127	$	127	$	—	$	—	7.1 %	1-10%
Equity securities		165		23		142		—	9.3 %	1-10%
Fixed income securities		1,202		243		959		—	67.6 %	50-75%
Alternative and other investments[1]:										
Real estate		62		—		17		23	3.5 %	1-10%
Private equity, private debt, and other investments		222		—		189		18	12.5 %	10-35%
Total International plan assets	$	1,778	$	393	$	1,307	$	41	100.0 %	
Total plan assets	$	43,396	$	22,250	$	10,941	$	62		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Includes credit risk, foreign currency exchange risk and commodity risk.
[3] $2.7 billion of cash held as collateral for market exposures, which is not subject to the target allocations.

The following table presents the changes in the Level 3 instruments measured on a recurring basis for 2025 and 2024 (in millions):

	Fixed Income Securities	Alternative and Other Investments	Total
Balance as of January 1, 2024	$ —	$ 80	$ 80
Actual Return on Assets:			
Assets held at end of year	(1)	1	—
Assets sold during the year	4	(12)	(8)
Purchases	38	—	38
Sales	(10)	(28)	(38)
Transfers Into (Out of) Level 3	(10)	—	(10)
Balance as of December 31, 2024	$ 21	$ 41	$ 62
Actual Return on Assets:			
Assets held at end of year	—	2	2
Assets sold during the year	2	—	2
Purchases	55	5	60
Sales	(6)	(8)	(14)
Transfers Into (Out of) Level 3	(15)	—	(15)
Balance as of December 31, 2025	$ 57	$ 40	$ 97

There were no shares of UPS class A or class B common stock directly held in plan assets as of December 31, 2025 or 2024.

Expected Cash Flows

Information about expected cash flows for our pension and postretirement medical benefit plans is as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Expected Employer Contributions:			
2026 to plan trust	$ 1,080	$ 5	$ 8
2026 to plan participants	29	183	10
Expected Benefit Payments:			
2026	$ 2,636	$ 196	$ 63
2027	2,762	187	70
2028	2,871	177	77
2029	2,976	167	82
2030	3,081	158	89
2031-2035	16,847	693	524

Our funding policy guideline for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations. International plans will be funded in accordance with local regulations. Additional discretionary contributions may be made when deemed appropriate to meet the long-term obligations of the plans. Expected benefit payments for pensions will be paid primarily from plan trusts. Expected benefit payments for postretirement medical benefits will be paid from plan trusts and corporate assets.

NOTE 6. MULTIEMPLOYER EMPLOYEE BENEFIT PLANS

We contribute to a number of multiemployer pension plans under the terms of collective bargaining agreements that cover our union-represented employees. These plans generally provide for retirement, death and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility and participation requirements, vesting periods and benefit formulas. The risks of participating in multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If we negotiate to cease participating in a multiemployer pension plan, we may be required to pay that plan an amount based on our allocable share of its underfunded status, referred to as a "withdrawal liability". However, cessation of participation in a multiemployer plan and subsequent payment of any withdrawal liability is subject to the collective bargaining process.

- If any of the multiemployer pension plans in which we participate enter critical status, and our contributions are not sufficient to satisfy any rehabilitation plan funding schedule, we could be required under the Pension Protection Act of 2006 to make additional surcharge contributions to the multiemployer pension plan in the amount of five to ten percent of the existing contributions required by our labor agreement. Such surcharges would cease upon the ratification of a new collective bargaining agreement and could not reoccur unless a plan re-entered critical status at a later date.

The discussion that follows sets forth the impact on our results of operations and cash flows for 2025, 2024 and 2023 from our participation in multiemployer pension plans. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to these plans during the contract period. The plans set benefit levels and are responsible for benefit delivery to participants. Future contributions to the plans are determined only through collective bargaining, and we have no additional legal or constructive obligation to increase contributions beyond the agreed-upon amounts (except potential surcharges under the Pension Protection Act of 2006 described above).

The number of employees covered by multiemployer pension plans in 2025 was lower compared to 2024 and 2023. In each year, contribution rates increased in accordance with the terms of our collective bargaining agreements. There have been no other significant changes that affect the comparability of 2025, 2024 and 2023 contributions. We recognize expense for the contractually-required contributions for each period, and we recognize a liability for any contributions due and unpaid at the end of a reporting period.

Status of Collective Bargaining Agreements

We have approximately 295,000 employees in the U.S. employed under a national master agreement and various supplemental agreements with local unions affiliated with the Teamsters which runs through July 31, 2028.

We have approximately 10,000 employees in Canada employed under a collective bargaining agreement with the Teamsters ("Teamsters Canada"). On August 29, 2025, UPS employees represented by Teamsters Canada ratified a new collective bargaining agreement. Terms of the agreement became effective August 1, 2025 and run through July 31, 2030. The economic provisions in the agreement included wage, healthcare and pension enhancements.

We have approximately 3,400 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"). This collective bargaining agreement became amendable on September 1, 2025. We are currently in negotiations with the IPA.

We have approximately 2,000 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,000 of our auto and maintenance mechanics who are not employed under agreements with the Teamsters are employed under a collective bargaining agreement with the International Association of Machinists and Aerospace Workers ("IAM"). This collective bargaining agreement will expire on July 31, 2029.

Multiemployer Pension Plans

The following table outlines our participation in multiemployer pension plans as of December 31, 2025, 2024 and 2023, and sets forth our calendar year contributions and accruals for each plan.

The *EIN/Pension Plan Number* column provides the Employer Identification Number ("EIN") and the three-digit plan number. The most recent Pension Protection Act zone status available in 2025 and 2024 relates to each plan's two most recent fiscal year ends. The zone status is based on information that we received from the plans' administrators and is certified by each plan's actuary. Plans certified in the red zone are generally less than 65% funded; plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency, or are expected to have a deficiency in any of the next six plan years; plans certified in the yellow zone are less than 80% funded; and plans certified in the green zone are at least 80% funded.

The *FIP / RP Status Pending / Implemented column* indicates whether a financial improvement plan ("FIP") for yellow/ orange zone plans, or a rehabilitation plan ("RP") for red zone plans, is either pending or has been implemented. As of December 31, 2025, all plans that have either a FIP or RP requirement have had the respective plan implemented. Our collectively-bargained contributions satisfy the requirements of all implemented FIPs and RPs and do not currently require the payment of any surcharges. In addition, minimum contributions outside of the agreed-upon contractual rates are not required.

For the plans detailed in the following table, the expiration date of the associated collective bargaining agreements is July 31, 2028, with the exception of the IAM National Pension Fund / National Pension Plan, which has a July 31, 2029 associated expiration date. For all plans detailed in the following table, we provided more than 5% of the total plan contributions from all employers for 2025, 2024 and 2023, as disclosed in the annual filing with the Department of Labor for each respective plan.

Certain plans have been aggregated in the *All Other Multiemployer Pension Plans* line in the following table, as contributions to each of these plans are not individually material.

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status 2025	2024	FIP / RP Status Pending / Implemented		UPS Contributions and Accruals (in millions) 2025	2024	2023	Surcharge Imposed
Alaska Teamster-Employer Pension Plan	92-6003463-024	Red	Red	Yes	Implemented	$ 11	$ 11	$ 10	No
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789-001	Green	Green	No	NA	85	85	82	No
Eastern Shore Teamsters Pension Fund	52-0904953-001	Green	Green	No	NA	9	10	10	No
Employer-Teamsters Local Nos. 175 & 505 Pension Trust Fund	55-6021850-001	Red	Red	Yes	Implemented	21	21	21	No
Hagerstown Motor Carriers and Teamsters Pension Fund	52-6045424-001	Green	Green	No	NA	13	13	13	No
I.A.M. National Pension Fund / National Pension Plan	51-6031295-002	Red	Red	Yes	Implemented	53	53	50	No
International Brotherhood of Teamsters Union Local No. 710 Pension Fund	36-2377656-001	Green	Green	No	NA	184	194	196	No
Local 705, International Brotherhood of Teamsters Pension Plan	36-6492502-001	Green	Green	No	NA	135	142	138	No
Local 804 I.B.T. & Local 447 I.A.M.—UPS Multiemployer Retirement Plan	51-6117726-001	Green	Green	No	NA	135	139	143	No
Milwaukee Drivers Pension Trust Fund	39-6045229-001	Green	Green	No	NA	59	62	62	No
New England Teamsters & Trucking Industry Pension Fund	04-6372430-001	Red	Red	Yes	Implemented	218	224	234	No
New York State Teamsters Conference Pension and Retirement Fund	16-6063585-074	Red	Red	Yes	Implemented	129	136	139	No
Teamster Pension Fund of Philadelphia and Vicinity	23-1511735-001	Green	Green	No	NA	95	98	98	No
Teamsters Joint Council No. 83 of Virginia Pension Fund	54-6097996-001	Green	Green	No	NA	92	98	98	No
Teamsters Local 639—Employers Pension Trust	53-0237142-001	Green	Green	No	NA	80	83	84	No
Teamsters Negotiated Pension Plan	43-6196083-001	Green	Green	No	NA	44	47	49	No
Truck Drivers and Helpers Local Union No. 355 Retirement Pension Plan	52-6043608-001	Green	Green	No	NA	27	28	28	No
United Parcel Service, Inc.—Local 177, I.B.T. Multiemployer Retirement Plan	13-1426500-419	Green	Green	No	NA	110	111	122	No
Western Conference of Teamsters Pension Plan	91-6145047-001	Green	Green	No	NA	1,233	1,255	1,254	No
Western Pennsylvania Teamsters and Employers Pension Fund	25-6029946-001	Red	Red	Yes	Implemented	42	45	46	No
All Other Multiemployer Pension Plans						64	92	76	
					Total Contributions	$2,839	$2,947	$2,953	

Agreement with the New England Teamsters and Trucking Industry Pension Fund

In 2012, we reached an agreement with the New England Teamsters and Trucking Industry Pension Fund ("NETTI Fund"), a multiemployer pension plan in which UPS is a participant, to restructure the pension liabilities for approximately 10,200 UPS employees represented by the Teamsters. As of December 31, 2025 and 2024 we had $795 and $804 million, respectively, recognized in *Other Non-Current Liabilities* and $9 million as of December 31, 2025 and 2024 recorded in *Other current liabilities* in our consolidated balance sheets, representing the remaining balance of the NETTI Fund withdrawal liability. This liability is payable in equal monthly installments over a remaining term of approximately 37 years. Based on the borrowing rates currently available to us for long-term financing of a similar maturity, the fair value of the NETTI Fund withdrawal liability as of December 31, 2025 and 2024 was $662 and $651 million, respectively. We utilized Level 2 inputs in the fair value hierarchy to determine the fair value of this liability.

Multiemployer Health and Welfare Plans

We also contribute to a number of multiemployer health and welfare plans covering both active and retired employees. Healthcare benefits are provided to participants who meet certain eligibility requirements as covered under the applicable collective bargaining unit. The following table sets forth our calendar year plan contributions and accruals. Certain plans have been aggregated in the *All Other Multiemployer Health and Welfare Plans* line, as the contributions to each of these plans are not individually material.

Health and Welfare Fund	UPS Contributions and Accruals (in millions)		
	2025	2024	2023
Bay Area Delivery Drivers	$ 47	$ 41	$ 40
Central Pennsylvania Teamsters Health & Pension Fund	51	48	46
Central States, South East & South West Areas Health and Welfare Fund	3,883	3,849	3,712
Delta Health Systems—East Bay Drayage Drivers	41	37	39
Joint Council #83 Health & Welfare Fund	61	63	63
Local 401 Teamsters Health & Welfare Fund	24	24	23
Local 804 Welfare Trust Fund	135	131	131
Milwaukee Drivers Pension Trust Fund—Milwaukee Drivers Health and Welfare Trust Fund	62	64	64
New York State Teamsters Health & Hospital Fund	88	89	87
Northern California General Teamsters (DELTA)	209	202	206
Northern New England Benefit Trust	82	82	83
Oregon / Teamster Employers Trust	68	68	69
Teamsters 170 Health & Welfare Fund	22	22	21
Teamsters Benefit Trust	54	59	57
Teamsters Local 175 & 505 Health and Welfare Fund	20	20	20
Teamsters Local 191 Health Fund	31	30	29
Teamsters Local 251 Health & Insurance Plan	22	22	22
Teamsters Local 638 Health Fund	74	74	73
Teamsters Local 639—Employers Health & Pension Trust Funds	36	35	36
Teamsters Local 671 Health Services & Insurance Plan	24	24	24
Teamsters Union 25 Health Services & Insurance Plan	75	73	73
Teamsters Western Region & Local 177 Health Care Plan	1,127	1,109	1,076
Truck Drivers and Helpers Local 355 Baltimore Area Health & Welfare Fund	20	21	23
Utah-Idaho Teamsters Security Fund	54	53	54
Washington Teamsters Welfare Trust	82	83	88
All Other Multiemployer Health and Welfare Plans	111	108	109
Total Contributions	$ 6,503	$ 6,431	$ 6,268

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The following table indicates the allocation of goodwill (in millions):

	U.S. Domestic Package	International Package	Supply Chain Solutions	Consolidated
Balance as of January 1, 2024	$ 847	$ 503	$ 3,522	$ 4,872
Acquired	—	—	4	4
Divestiture	—	—	(495)	(495)
Currency / Other	—	(16)	(65)	(81)
Balance as of December 31, 2024	$ 847	$ 487	$ 2,966	$ 4,300
Acquired	—	79	1,265	1,344
Currency / Other	—	30	163	193
Balance as of December 31, 2025	$ 847	$ 596	$ 4,394	$ 5,837

2025 Goodwill Activity

Goodwill acquired during 2025 was associated with our acquisitions of Frigo-Trans and Biotech & Pharma Logistics ("Frigo-Trans") and Andlauer Healthcare Group, Inc ("AHG"), which are both reported within SCS. In 2025, the increase in goodwill balance is primarily due to the acquisitions of the above mentioned businesses as discussed in note 8. The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

2024 Goodwill Activity

Goodwill acquired during 2024 was associated with our acquisition of certain locations of The UPS Store. It also reflects the 2024 completion of purchase accounting allocations from our 2023 acquisitions of MNX Global Logistics and Happy Returns, which are both reported within SCS. In 2024, the decrease in goodwill balance is primarily due to the divestiture of our truckload brokerage business ("Coyote") within SCS as discussed in note 8. The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

Goodwill Impairment

We conducted our most recent annual goodwill impairment testing as of July 1, 2025 using both qualitative and quantitative methods. As of our July 1, 2025 testing date, approximately $877 million and $738 million of our $4.8 billion consolidated goodwill balance is represented by our Global Freight Forwarding ("GFF") and Healthcare Logistics and Distribution ("HLD") reporting units, respectively. Based on our annual impairment evaluation, both reporting units exhibited a limited excess of fair value above carrying value and reflect a greater risk of an impairment occurring in future periods. This limited excess was primarily driven by current market conditions, volatility in global markets, early stages of our current healthcare growth strategy and ongoing integration of recent acquisitions. Both GFF and HLD reporting units are included in SCS.

For each of our reporting units, we continue to monitor the impact of macroeconomic conditions and business performance on our estimates of fair value. Subsequent to our annual testing date, the GFF reporting unit continued to face volatile market conditions and management updated its long-term projections for the mix and timing of revenue growth. We concluded that the change in projections triggered the need for an interim quantitative test for goodwill impairment in the fourth quarter of 2025. The interim impairment test methodology was consistent with our approach for annual impairment testing, using our current view of key inputs and assumptions. The interim impairment test indicated that the GFF reporting unit continues to have a limited excess of fair value over carrying value consistent with the last annual test, and no impairment was recorded.

No other reporting units had indications that an impairment was more likely than not. Actual reporting unit performance, revisions to our forecasts of future performance, market factors, changes in global trade policy, changes in estimates or assumptions in future impairment testing, or a combination thereof could result in a non-cash impairment charge in one or more of our reporting units during a future period.

In the course of our ongoing monitoring of reporting units, we also noted developments within our Mail Innovations reporting unit. Beginning in the first quarter of 2025, Mail Innovations experienced cost increases in excess of our expectations due to increases in purchased transportation rates, resulting from the expiration of a contract with our primary vendor. In December 2025, we entered into an agreement with the United States Postal Service ("USPS") to support final-mile delivery for Mail Innovations volumes starting in 2026. This agreement is expected to reduce exposure to purchased transportation cost volatility and enhance the predictability of future operating results, mitigating the cost-related risk identified earlier in the year. As of our July 1, 2025 testing date, approximately $295 million in goodwill is represented by our Mail Innovations reporting unit included in SCS.

Intangible Assets

The following is a summary of intangible assets as of December 31, 2025 and 2024 (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted-Average Amortization Period (in years)
December 31, 2025							
Capitalized software	$	6,810	$	(4,593)	$	2,217	6.9
Customer relationships		1,438		(293)		1,145	14.3
Trademarks, patents and other		368		(154)		214	7.6
Franchise rights		382		(68)		314	20.0
Trade name		116		(39)		77	9.5
Licenses		88		(39)		49	3.4
Amortizable intangible assets	$	9,202	$	(5,186)	$	4,016	8.6
Indefinite-lived intangible assets		5		—		5	
Total Intangible Assets	$	9,207	$	(5,186)	$	4,021	
December 31, 2024							
Capitalized software	$	6,088	$	(4,159)	$	1,929	
Customer relationships		677		(206)		471	
Trademarks, patents and other		369		(103)		266	
Franchise rights		348		(55)		293	
Trade name		109		(26)		83	
Licenses		30		(12)		18	
Amortizable intangible assets	$	7,621	$	(4,561)	$	3,060	
Indefinite-lived intangible assets		4		—		4	
Total Intangible Assets	$	7,625	$	(4,561)	$	3,064	

As of December 31, 2025 and 2024, we do not have material indefinite-lived intangible assets and we did not record any impairments related to indefinite-lived intangibles during those periods.

All of our other recorded intangible assets are deemed to be finite-lived and are amortized over their estimated useful lives. Impairment tests for these assets are performed when a triggering event occurs that may indicate that the carrying value of the intangible asset may not be recoverable. Additionally, a decision to sell or abandon an intangible asset before the end of its useful life may result in an impairment charge. Impairments of finite-lived intangible assets were $39, $71 and $8 million in 2025, 2024, and 2023, respectively, and were recorded within *Other expenses* in our statements of consolidated income. In 2025, these charges primarily consisted of software impairment charges related to a business within SCS. In 2024, these charges represented trade name and capitalized software license impairments.

Amortization of intangible assets was $700, $648 and $597 million in each of 2025, 2024 and 2023, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2025 for the next five years is as follows (in millions): 2026—$783; 2027—$688; 2028—$577; 2029—$461; 2030—$355.

NOTE 8. ACQUISITIONS & DISPOSITIONS

In the first quarter of 2025, we acquired Frigo-Trans, an industry-leading, complex healthcare logistics provider based in Germany. In the fourth quarter of 2025, we acquired AHG, a leading North American supply chain management company offering customized third-party logistics and specialized cold chain transportation solutions for the healthcare sector. Both acquisitions are expected to increase our complex cold-chain logistics capabilities internationally. During 2025, we also reacquired development area rights for The UPS Store.

The aggregate purchase price for all acquisitions in 2025 was approximately $2.0 billion, net of cash acquired, which is recorded within SCS. Acquisitions were funded using cash from operations. The impact of these acquisitions to our consolidated revenue and net income in 2025 was not material.

The estimated fair values of assets acquired and liabilities assumed, for AHG, are subject to change based on completion of our purchase accounting. Certain areas, including the fair value of intangibles, property, plant and equipment, equity method investments included within *Other Non-Current Assets,* and our estimates of tax positions, are preliminary as of December 31, 2025.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in millions):

	2025
Cash and cash equivalents	$ 68
Accounts receivable, net	102
Other current assets	24
Property, plant and equipment, net	144
Operating lease right-of-use assets	109
Goodwill	1,344
Intangible assets, net [1]	763
Other non-current assets	14
Accounts payable and other current liabilities	(91)
Current maturities of long-term debt	(64)
Current maturities of operating leases	(27)
Non-current operating leases	(69)
Deferred income tax liabilities	(197)
Long-term finance lease obligations	(11)
Other non-current liabilities	(88)
Total purchase price	$ 2,021

[1] Includes $40 million for acquisitions of reacquired development area rights for The UPS Store.

Goodwill recognized during 2025 is attributable to expected synergies from future growth. We assigned approximately $1.3 billion of goodwill to SCS and approximately $80 million to our International Package segment, the Americas reporting unit. This goodwill acquired is not expected to be deductible for income tax purposes.

Intangible assets acquired during 2025 of approximately $763 million are primarily comprised of $690 million of customer relationships (amortized over a weighted average of 15 years). Other intangible assets acquired include franchise rights, licenses, capitalized software and trade names. The carrying value of accounts receivable approximates fair value.

Acquisition-related costs in 2025 were approximately $21 million. These were expensed and included in *Other expenses* in our statement of consolidated income.

In the second quarter of 2025, we completed the divestiture of a business within SCS. In connection with this divestiture, we recorded a pre-tax net loss of approximately $19 million ($15 million after tax). The loss is recognized within *Other expenses* in our statement of consolidated income.

During 2024, the aggregate purchase price for acquisitions was $71 million, net of cash acquired, which primarily related to the acquisition of franchise development areas for The UPS Store, which are recorded as intangible assets within SCS.

In 2024, we completed the divestiture of Coyote, for cash proceeds, net of cash divested and direct transaction expenses, of $1.0 billion. These proceeds are recognized within *Proceeds from disposal of businesses, property, plant and equipment* in our statement of consolidated cash flows. In connection with the completion of this divestiture, we recorded a pre-tax gain of $156 million ($152 million after tax) in 2024. The gain was recognized within *Other expenses* in our statement of consolidated income. We reported Coyote within our Forwarding businesses in SCS.

Net assets divested of $860 million were mostly comprised of cash of $20 million, accounts receivable of $405 million, other current assets of $34 million, operating lease right-of-use assets of $69 million, goodwill of $495 million, intangible assets of $195 million and other non-current assets of $18 million. These assets were offset by accounts payable of $216 million, other current liabilities of $54 million, non-current operating leases of $68 million, and other non-current liabilities of $38 million.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

The carrying value of our outstanding debt obligations, as of December 31, 2025 and 2024 consists of the following (in millions):

	Principal Amount	Maturity	Carrying Value 2025	2024
Fixed-Rate senior notes:				
3.900% senior notes	$ —	2025	$ —	$ 1,000
2.400% senior notes	500	2026	500	499
3.050% senior notes	1,000	2027	998	997
3.400% senior notes	750	2029	748	748
2.500% senior notes	400	2029	399	398
4.450% senior notes	750	2030	747	746
4.650% senior notes	500	2030	498	—
4.875% senior notes	900	2033	896	895
5.150% senior notes	900	2034	894	894
5.250% senior notes	1,250	2035	1,240	—
6.200% senior notes	1,500	2038	1,487	1,486
5.200% senior notes	500	2040	495	495
4.875% senior notes	500	2040	492	492
3.625% senior notes	375	2042	369	369
3.400% senior notes	500	2046	493	492
3.750% senior notes	1,150	2047	1,138	1,138
4.250% senior notes	750	2049	744	743
3.400% senior notes	700	2049	689	689
5.300% senior notes	1,250	2050	1,232	1,232
5.050% senior notes	1,100	2053	1,083	1,083
5.500% senior notes	1,100	2054	1,087	1,087
5.950% senior notes	1,250	2055	1,232	—
5.600% senior notes	600	2064	590	590
6.050% senior notes	1,000	2065	985	—
Floating-rate senior notes:				
Floating-rate senior notes	1,884	2049-2075	1,863	1,755
Debentures:				
7.620% debentures	276	2030	279	279
Pound Sterling notes:				
5.500% notes	90	2031	89	83
5.125% notes	614	2050	585	544
Euro Senior Notes:				
1.625% notes	—	2025	—	731
1.000% notes	588	2028	587	521
1.500% notes	588	2032	586	521
Finance lease obligations (see note 11)	781	2026-2118	781	455
Facility notes, bonds & other	321	2026-2045	321	322
Total debt	$ 24,367		$ 24,127	$ 21,284
Less: current maturities of long-term debt and finance leases			(608)	(1,838)
Long-term debt and finance leases			$ 23,519	$ 19,446

Commercial Paper

We are authorized to borrow up to $10.0 billion under a U.S. commercial paper program and €5.0 billion (in a variety of currencies) under a European commercial paper program. There was no commercial paper outstanding as of December 31, 2025 or 2024. The amount of commercial paper outstanding under these programs in 2026 is expected to fluctuate.

Debt Classification

We have classified certain floating-rate senior notes that are redeemable at the option of the note holder as long-term debt in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

Debt Repayments

On April 1, 2025, our 3.900% Senior notes with a principal balance of $1.0 billion matured and were repaid in full. On November 15, 2025, our 1.625% Euro senior notes with a principal balance of €700 million ($811 million) matured and were repaid in full.

Debt Issuances

In 2025, we issued four series of notes in the principal amounts of $500 million, $1.3 billion, $1.3 billion and $1.0 billion. These notes bear interest at 4.650%, 5.250%, 5.950% and 6.050%, respectively. Also in 2025, we issued floating rate senior notes with a principal balance of $171 million that matures on June 1, 2075.

Fixed-Rate Senior Notes

Our fixed-rate notes pay interest semi-annually and allow for redemption by us at any time by paying the greater of the principal amount or a "make-whole" amount, plus accrued interest.

Floating-Rate Senior Notes

Our outstanding floating-rate senior notes with principal amounts totaling $1.9 billion bear interest at either thirty-day, ninety-day or compounded Secured Overnight Financing Rate ("SOFR"), less a spread ranging from 4 to 35 basis points. These notes have maturities ranging from 2049 through 2075. Interest is payable monthly for notes maturing through 2053 and quarterly for notes maturing from 2064 through 2075.

The average interest rate on the outstanding floating-rate senior notes for 2025 and 2024 was 4.13% and 4.77%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and redeemable at the option of the note holders at various times after one year at a stated percentage of par value. We have classified these floating-rate senior notes as long-term liabilities in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

7.620% Debentures

The $276 million debentures have a maturity of April 1, 2030. These debentures are redeemable in whole or in part at any time at our option. The redemption price is equal to the greater of the principal amount plus accrued interest, or the present value of remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points, plus accrued interest. Interest is payable semi-annually in April and October, and the debentures are not subject to sinking fund requirements.

Pound Sterling Notes

The Pound Sterling notes consist of two separate tranches, as follows:

• Notes with a principal amount of £66 million accrue interest at a fixed rate of 5.50% and are due in February 2031. Interest is payable semi-annually and these notes are not callable.

• Notes with a principal amount of £455 million accrue interest at a fixed rate of 5.125% and are due in February 2050. Interest is payable semi-annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount plus accrued interest, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark U.K. government bond yield plus 15 basis points, plus accrued interest.

Euro Senior Notes

The Euro notes consist of two separate issuances, as follows:

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.00% and are due in November 2028. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable German government bond yield plus 15 basis points, plus accrued interest.

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.50% and are due in November 2032. Interest is payable annually. The notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable government bond yield plus 20 basis points, plus accrued interest.

Finance Lease Obligations

We have certain property, plant and equipment subject to finance leases. For additional information on finance lease obligations, see note 11.

Facility Notes and Bonds

We have entered into agreements with certain municipalities or related entities to finance the construction of, or improvements to, facilities that support our operations in the United States. These facilities are located around airport properties in Louisville, Kentucky; Dallas, Texas; and Philadelphia, Pennsylvania. Under these arrangements, we enter into a lease or loan agreement that covers the debt service obligations on the bonds issued by these entities, as follows:

- Bonds with a principal balance of $149 million issued by the Louisville Regional Airport Authority associated with our Worldport facility in Louisville, Kentucky. The bonds are due in January 2029 and bear interest at a variable rate that is payable monthly. The average interest rates for 2025 and 2024 were 2.70% and 3.28%, respectively.

- Bonds with a principal balance of $42 million issued by the Louisville Regional Airport Authority associated with our airfreight facility in Louisville, Kentucky. The bonds are due in November 2036 and bear interest at a variable rate that is payable monthly. The average interest rates for 2025 and 2024 were 2.70% and 3.21%, respectively.

- Bonds with a principal balance of $29 million issued by the Dallas/Fort Worth International Airport Facility Improvement Corporation associated with our Dallas, Texas airport facilities. The bonds are due in May 2032 and bear interest at a variable rate that is payable quarterly. The average interest rates for 2025 and 2024 were 2.65% and 3.26%, respectively.

- Bonds with a principal balance of $100 million issued by the Delaware County, Pennsylvania Industrial Development Authority associated with our Philadelphia, Pennsylvania airport facilities. These bonds are due in September 2045 and bear interest at a variable rate that is payable monthly. The average interest rates for 2025 and 2024 were 2.62% and 3.18%, respectively.

Contractual Commitments

The following table sets forth the aggregate annual principal payments on our long-term debt (in millions):

Year	Debt Principal[1]
2026	$ 500
2027	1,000
2028	588
2029	1,299
2030	1,526
After 2030	18,672
Total	$ 23,585

[1] The above table excludes finance leases of $781 million and other debt of $1 million.

Other Arrangements

During 2025, we entered into new aircraft leases. The structure of this arrangement required a parent company guarantee of approximately $1.8 billion. For additional information, see note 11.

During 2025, we entered into a real estate transaction for the development of a facility and recognized a financing obligation included in *Other Non-Current Liabilities* in our consolidated balance sheets of $132 million. The financing obligation will increase as construction progresses.

Sources of Credit

Letters of Credit

As of December 31, 2025, we had outstanding letters of credit totaling approximately $1.8 billion issued in connection with our self-insurance reserves and other routine business requirements. We also issue surety bonds as an alternative to letters of credit in certain instances and, as of December 31, 2025, we had $1.8 billion of surety bonds written.

Revolving Credit Facilities

We maintain two credit agreements with a consortium of banks. The first of these agreements provides revolving credit facilities of $1.0 billion and expires on November 23, 2026. Amounts outstanding under this agreement bear interest at a periodic fixed rate equal to the term SOFR rate, plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2025 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; or (3) the Adjusted Term SOFR Rate for a one month interest period plus 1.00%, may be used at our discretion.

The second agreement provides revolving credit facilities of $2.0 billion and expires on November 25, 2029. Amounts outstanding under this facility bear interest at a periodic fixed rate equal to the term SOFR rate plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2025 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; and (3) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%, plus an applicable margin, may be used at our discretion.

If the credit ratings established by Standard & Poor's and Moody's differ, the higher rating will be used, except in cases where the lower rating is two or more levels lower. In these circumstances, the rating one step below the higher rating will be used. We are also able to request advances under these facilities based on competitive bids for the applicable interest rate. There were no amounts outstanding under our revolving credit facilities as of December 31, 2025.

Debt Covenants

Our existing debt instruments and credit facilities subject us to certain financial covenants. These covenants limit the amount of secured indebtedness that we may incur, and limit the amount of attributable debt in sale-leaseback transactions. As of December 31, 2025, and for all prior periods presented, we have satisfied these financial covenants.

Fair Value of Debt

Based on the borrowing rates currently available to us for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities and excluding leases, was approximately $22.8 and $19.8 billion as of December 31, 2025 and 2024. As of December 31, 2024, the fair value of long-term and short-term debt, inclusive of finance leases, was $20.3 billion. We utilized Level 2 inputs in the fair value hierarchy of valuation techniques to determine the fair value of all of our debt instruments.

NOTE 10. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurances as to the ultimate outcome, we have generally denied, or believe we have meritorious defenses and will deny, liability in pending matters, including (except as may be otherwise noted herein) the matters described below, and we intend to vigorously defend each matter. We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material impact on our operations or financial condition. For these matters, we have described the reasons that we are unable to estimate a possible loss or range of losses.

Judicial Proceedings

We are a defendant in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage-and-hour laws. We do not believe that any loss associated with any such matter will have a material impact on our financial condition, results of operations or liquidity.

In July 2023, Baker v. United Parcel Service, Inc. (DE) and United Parcel Service, Inc. (OH) was certified as a class action in federal court in the Eastern District of Washington. The plaintiff in this matter alleges that UPS violated the Uniformed Services Employment and Reemployment Rights Act. We are vigorously defending ourselves in this matter and believe that we have a number of meritorious defenses, and there are unresolved questions of law and fact that could be important to the ultimate resolution of this matter. Accordingly, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.

In December 2025, Malone et al. v. United Parcel Service Inc. (OH) was certified as a class action in federal court in the Eastern District of Pennsylvania. The plaintiffs filed this action alleging entitlement to overtime under the Pennsylvania Minimum Wage Act, seeking allegedly unpaid wages. We are vigorously defending ourselves in this matter. We believe that we have meritorious defenses, and there are unresolved questions of law and fact that could be important to the ultimate resolution of this matter. Accordingly, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.

Other Matters

In August 2016, Spain's National Markets and Competition Commission ("CNMC") announced an investigation into 10 companies in the commercial delivery and parcel industry, including UPS, related to alleged nonaggression agreements to allocate customers. In May 2017, we received a Statement of Objections issued by the CNMC. In July 2017, we received a Proposed Decision from the CNMC. In March 2018, the CNMC adopted a final decision, finding an infringement and imposing an immaterial fine on UPS. We appealed the decision. In December 2022, a trial court ruled against us. We have filed an appeal before the Spanish Supreme Court. We are vigorously defending ourselves and believe that we have a number of meritorious defenses. There are also unresolved questions of law that could be important to the ultimate resolution of this matter. We do not believe that any loss from this matter would have a material impact on our financial condition, results of operations or liquidity.

We are a party to various other matters that arose in the normal course of business. These include disputes with government authorities in various jurisdictions over the imposition of duties, fines, taxes and assessments from time to time. We are vigorously defending ourselves and believe that we have a number of meritorious defenses in these disputes. There are also unresolved questions of law that could be important to the ultimate resolution of these disputes. Accordingly, we are not able to estimate a possible loss or range of losses that may result from these disputes or to determine whether such losses, if any, would have a material impact on our financial condition, results of operations or liquidity.

On November 4, 2025, one of our MD-11 cargo aircraft was involved in an accident at Louisville Muhammad Ali International Airport. At this time, we do not believe the financial impact will be material to our financial condition, results of operations or liquidity.

We do not believe that the eventual resolution of any other matters (either individually or in the aggregate), including any reasonably possible losses in excess of current accruals, will have a material impact on our operations or financial condition.

NOTE 11. LEASES

We have finance and operating leases for real estate (primarily package centers, airport facilities and warehouses), aircraft and engines, information technology equipment, vehicles and various other equipment used in operating our business. Certain leases for real estate and aircraft contain options to purchase, extend or terminate the lease.

Aircraft

In addition to the aircraft that we own, we charter aircraft to handle package and cargo volume on certain international trade lanes and domestic routes. Due to the nature of these agreements, primarily being that either party can cancel the agreement with short notice, we have classified these as short-term leases. A majority of our long-term aircraft operating leases are operated by a third party to handle package and cargo volume in geographic regions where, due to government regulations, we are restricted from operating an airline. We also have long-term finance leases for aircraft that we operate.

Transportation equipment and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. We also enter into equipment leases to increase capacity during periods of high demand. These leases are treated as short-term as the cumulative right of use is less than 12 months over the term of the contract.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the right-of-use lease asset and associated lease obligation.

Sale-leaseback transactions

In 2025, we entered into sale-leaseback transactions involving a data center and real estate properties.

The real estate transactions were entered into under triple-net operating lease agreements with initial terms ranging from 15 to 20 years, which may be renewed. The leases include increases to base rent at rates ranging from 2.5% to 3.0% over the remaining terms of the leases.

The components of lease expense for 2025, 2024 and 2023 were as follows (in millions):

	2025	2024	2023
Operating lease costs	$ 950	$ 912	$ 860
Finance lease costs:			
Amortization of assets	$ 139	$ 145	$ 119
Interest on lease liabilities	27	23	18
Total finance lease costs	166	168	137
Variable lease costs	382	311	279
Short-term lease costs	1,091	1,079	1,166
Total lease costs[1]	$ 2,589	$ 2,470	$ 2,442

[1] This table excludes sublease income for all periods presented as it was not material.

We also monitor all lease categories for any indicators that the carrying value of the assets may not be recoverable. We recognized certain immaterial impairments during 2025, 2024 and 2023.

Supplemental information related to leases and location within our consolidated balance sheets as of December 31, 2025 and 2024 are as follows (in millions, except lease term and discount rate):

	2025	2024
Operating Leases:		
Operating lease right-of-use assets	$ 4,263	$ 4,149
Current maturities of operating leases	$ 763	$ 733
Non-current operating leases	3,700	3,635
Total operating lease obligations	$ 4,463	$ 4,368
Finance Leases:		
Property, plant and equipment, net	$ 1,146	$ 657
Current maturities of long-term debt, commercial paper and finance leases	$ 107	$ 104
Long-term debt and finance leases	674	351
Total finance lease obligations	$ 781	$ 455
Weighted average remaining lease term (in years):		
Operating leases	10.6	10.4
Finance leases	22.3	11.1
Weighted average discount rate:		
Operating leases	3.66 %	3.50 %
Finance leases	4.49 %	3.84 %

Future payments for lease obligations as of December 31, 2025 are as follows (in millions):

	Finance Leases	Operating Leases
2026	$ 137	$ 907
2027	94	822
2028	87	641
2029	79	496
2030	72	390
Thereafter	585	2,151
Total lease payments	1,054	5,407
Less: Imputed interest	(273)	(944)
Total lease obligations	781	4,463
Less: Current obligations	(107)	(763)
Long-term lease obligations	$ 674	$ 3,700

As of December 31, 2025, we had $2.6 billion of additional leases which had not commenced and are expected to commence between 2026 and 2027. These leases are primarily related to aircraft and will commence when the related aircraft is delivered. Other leases will commence when we are granted access to property, such as when leasehold improvements are completed or a certificate of occupancy is obtained.

NOTE 12. SHAREOWNERS' EQUITY

Capital Stock, Additional Paid-In Capital, Retained Earnings and Noncontrolling Interests

We are authorized to issue two classes of common stock, which are distinguished from each other primarily by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, as well as trusts and descendants of the Company's founders, and these shares are fully convertible into class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "UPS". Class A and B shares both have a $0.01 par value, and as of December 31, 2025, there were 4.6 billion class A shares and 5.6 billion class B shares authorized to be issued. Additionally, there are 200 million preferred shares authorized to be issued, with a par value of $0.01 per share. As of December 31, 2025, no preferred shares had been issued.

The following is a rollforward of our shares of class A and class B common stock for 2025, 2024 and 2023 (in millions):

	2025	2024	2023
Class A Common Stock:			
Balance at beginning of year	121	127	134
Stock award plans	—	2	5
Common stock issuances	3	3	2
Conversions of class A to class B common stock	(18)	(11)	(14)
Class A shares issued at end of year	106	121	127
Class B Common Stock:			
Balance at beginning of year	733	726	725
Common stock purchases	(8)	(4)	(13)
Conversions of class A to class B common stock	18	11	14
Class B shares issued at end of year	743	733	726

We repurchased 8.6, 3.9 and 12.8 million shares of class B common stock for $1.0 billion, $500 million and $2.3 billion during 2025, 2024 and 2023, respectively. These repurchases were completed as follows:

- In August 2021, the Board of Directors authorized the Company to repurchase up to $5.0 billion of class A and class B common stock (the "2021 Authorization"). For 2023, we repurchased 0.5 million shares of class B common stock for $82 million under this authorization.

- In January 2023, the Board of Directors terminated the 2021 Authorization and approved a new share repurchase authorization for $5.0 billion of class A and class B common stock (the "2023 Authorization"). The share repurchases for 2025 and 2024 were completed under the 2023 Authorization. For 2023, we repurchased 12.3 million shares for $2.2 billion under the 2023 Authorization. As of December 31, 2025, we had $1.3 billion available under this repurchase authorization.

Future share repurchases may be in the form of accelerated share repurchase programs, open market purchases or other methods we deem appropriate. The timing of share repurchases will depend upon market conditions. Unless terminated earlier by the Board of Directors, this program will expire when we have purchased all shares authorized for repurchase under the program.

Movements in additional paid-in capital in respect of stock award plans comprise accruals for unvested awards, offset by adjustments for awards that vest during the period.

The following is a rollforward of our common stock, additional paid-in capital, retained earnings and noncontrolling interests accounts for 2025, 2024 and 2023 (in millions, except per share amounts):

	2025	2024	2023
Class A Common Stock:			
Balance at beginning of year	$ 2	$ 2	$ 2
Stock award plans	—	—	—
Common stock issuances	—	—	—
Conversions of class A to class B common stock	(1)	—	—
Class A shares issued at end of year	$ 1	$ 2	$ 2
Class B Common Stock:			
Balance at beginning of year	$ 7	$ 7	$ 7
Common stock purchases	—	—	—
Conversions of class A to class B common stock	1	—	—
Class B shares issued at end of year	$ 8	$ 7	$ 7
Additional Paid-In Capital:			
Balance at beginning of year	$ 136	$ —	$ —
Stock award plans	89	(77)	425
Common stock purchases	(262)	(212)	(882)
Common stock issuances	321	425	467
Other	(9)	—	(10)
Balance at end of year	$ 275	$ 136	$ —
Retained Earnings:			
Balance at beginning of year	$ 20,882	$ 21,055	$ 21,326
Net income attributable to controlling interests	5,572	5,782	6,708
Dividends ($6.56, $6.52 and $6.48 per share) [1]	(5,565)	(5,594)	(5,611)
Common stock purchases	(738)	(288)	(1,368)
Other [2]	—	(73)	—
Balance at end of year	$ 20,151	$ 20,882	$ 21,055
Non-Controlling Interests:			
Balance at beginning of year	$ 25	$ 8	$ 17
Change in non-controlling interests	3	17	(9)
Balance at end of year	$ 28	$ 25	$ 8

[1] The dividend per share amount is the same for both class A and class B common stock. Dividends include $167, $195 and $239 million for 2025, 2024 and 2023, respectively, that were settled in shares of class A common stock.

[2] Includes adjustments related to certain stock-based awards.

Accumulated Other Comprehensive Loss

The activity in accumulated other comprehensive loss for 2025, 2024 and 2023 is as follows (in millions):

		2025		2024		2023
Foreign Currency Translation Loss, Net of Tax:						
Balance at beginning of year	$	(1,586)	$	(1,248)	$	(1,446)
Translation adjustment (net of tax effect of $9, $(7) and $(15))		528		(338)		190
Reclassification to earnings (net of tax effect of $0, $0 and $0)		—		—		8
Balance at end of year	$	(1,058)	$	(1,586)	$	(1,248)
Unrealized Loss on Marketable Securities, Net of Tax:						
Balance at beginning of year	$	(1)	$	(2)	$	(11)
Current period changes in fair value (net of tax effect of $0, $0 and $2)		1		1		7
Reclassification to earnings (net of tax effect of $0, $0 and $1)		—		—		2
Balance at end of year	$	—	$	(1)	$	(2)
Unrealized (Loss) Gain on Cash Flow Hedges, Net of Tax:						
Balance at beginning of year	$	91	$	(76)	$	167
Current period changes in fair value (net of tax effect of $(104), $93 and $(28))		(330)		296		(89)
Reclassification to earnings (net of tax effect of $(5), $(41) and $(48))		(14)		(129)		(154)
Balance at end of year	$	(253)	$	91	$	(76)
Unrecognized Pension and Postretirement Benefit Costs, Net of Tax:						
Balance at beginning of year	$	(2,813)	$	(2,432)	$	(259)
Net actuarial gain (loss) and prior service cost resulting from remeasurements of plan assets and liabilities (net of tax effect of $(65), $(315) and $(793))		(204)		(1,005)		(2,530)
Reclassification to earnings (net of tax effect of $38, $195 and $111)		120		624		357
Balance at end of year	$	(2,897)	$	(2,813)	$	(2,432)
Accumulated other comprehensive loss at end of year	$	(4,208)	$	(4,309)	$	(3,758)

Detail of the gains (losses) reclassified from accumulated other comprehensive loss to the statements of consolidated income for 2025, 2024 and 2023 is as follows (in millions):

	Amount Reclassified from AOCI			Affected Line Item in the Income Statement
	2025	**2024**	**2023**	
Unrealized Loss on Foreign Currency Translation:				
Realized loss on business wind-down	$ —	$ —	$ (8)	Other expenses
Income tax expense	—	—	—	Income tax expense
Impact on net income	$ —	$ —	$ (8)	Net income
Unrealized Loss on Marketable Securities:				
Realized loss on sale of securities	$ —	$ —	$ (3)	Investment income (expense) and other
Income tax benefit	—	—	1	Income tax expense
Impact on net income	$ —	$ —	$ (2)	Net income
Unrealized Gain on Cash Flow Hedges:				
Interest rate contracts	$ (6)	$ (5)	$ (10)	Interest expense
Foreign currency exchange contracts	26	176	213	Revenue
Foreign currency exchange contracts	(1)	(1)	(1)	Investment income (expense) and other
Income tax expense	(5)	(41)	(48)	Income tax expense
Impact on net income	$ 14	$ 129	$ 154	Net income
Unrecognized Pension and Postretirement Benefit Costs:				
Prior service costs	$ (158)	$ (154)	$ (109)	Investment income (expense) and other
Remeasurement of benefit obligation	—	(665)	(351)	Investment income (expense) and other
Curtailments and settlements of benefit obligations	—	—	(8)	Investment income (expense) and other
Income tax benefit	38	195	111	Income tax expense
Impact on net income	$ (120)	$ (624)	$ (357)	Net income
Total amount reclassified for the year	$ (106)	$ (495)	$ (213)	Net income

NOTE 13. STOCK-BASED COMPENSATION

We are authorized, under our 2021 Omnibus Incentive Compensation Plan (the "Plan"), to issue non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units ("RSUs"), and restricted performance shares and performance units ("RPUs", collectively with RSUs, "Restricted Units") underlying 25 million shares. Each award issued in the form of Restricted Units, stock options and other permitted awards reduces the share reserve by one share. We had 6 million shares available to be issued under the Plan as of December 31, 2025.

Our primary equity compensation programs are the UPS Long-Term Incentive Performance Award program (the "LTIP") and the UPS Stock Option program. Restricted Units may be granted to certain senior management employees to support employee retention. We also grant Restricted Units to our Board of Directors (the "Board") as a component of their annual compensation. The awards issued under these programs are considered to be equity classified. The total expense recognized in our statements of consolidated income for these stock compensation programs during 2025, 2024 and 2023 was $73, $24 and $220 million, respectively. The associated income tax benefit (expense) recognized in our statements of consolidated income during 2025, 2024 and 2023 was $9, $(18) and $42 million, respectively. The cash income tax benefit received from the exercise of stock options and conversion of Restricted Units to class A shares during 2025, 2024 and 2023 was $2, $110 and $201 million, respectively.

Management Incentive Program

We maintain the UPS Management Incentive Program (the "MIP") for certain management employees. Non-executive management eligibility under the MIP is determined annually by the executive officers of UPS. Executive officer eligibility is determined annually by the Compensation and Human Capital Committee of the Board (the "Compensation Committee"). The MIP is an incentive-based compensation program, with awards based on annual Company performance. Beginning 2023, MIP awards are paid in cash, unless a participant elects to receive all or a portion of the award in unrestricted shares of class A common stock. As of December 31, 2025, the MIP was classified as a compensation obligation within *Accrued wages and withholdings* in our consolidated balance sheets. Substantially all MIP awards are settled in cash, based on participant elections.

We also maintain an employee stock purchase plan which allows eligible employees to purchase shares of UPS class A common stock at a discount.

Restricted Units

On May 7, 2025, the Compensation Committee approved 0.4 million of special RSUs for certain of the Company's employees, excluding the Chief Executive Officer. Dividends earned on Restricted Units are reinvested in additional Restricted Units at each dividend payable date until conversion to class A shares occurs. The RSUs generally vest over three years, 25% after year one, 25% after year two, and 50% after year three, assuming continued employment with the Company (except in the case of death in which immediate vesting occurs).

The fair value of Restricted Units is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units, other than awards granted under the LTIP, which are discussed below, granted during 2025, 2024 and 2023 was $95.34, $147.22 and $185.66, respectively. The total fair value of RSUs vested was $6 million, $11 million and $1.1 billion in 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $35 million of total unrecognized compensation cost related to non-vested Restricted Units, other than awards granted under the LTIP, which are discussed below. That cost is expected to be recognized over a weighted-average period of two years and three months.

The following table shows the change in non-vested Restricted Units under our equity compensation programs other than the LTIP (defined below) in 2025:

	Restricted Units (in thousands)		Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2025	25	$	177.76
Vested	(58)		121.77
Granted	474		95.34
Reinvested dividends	36		N/A
Forfeited / Expired	(7)		96.39
Non-vested as of December 31, 2025	470	$	97.09

Long-Term Incentive Performance Award Program ("LTIP")

LTIP RPUs vest at the end of a three-year performance period, assuming continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis). The number of RPUs earned is based on achievement of performance targets established on the grant date.

For LTIP awards granted in 2023 and 2024 with performance periods ending in 2025 and 2026, the performance targets are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The performance targets for the LTIP awards granted in 2025 with a performance period ending in 2027 are equally weighted between adjusted revenue growth and adjusted operating return on invested capital. The final number of RPUs earned for all outstanding LTIP awards is subject to adjustment based on relative total shareholder return compared to the Standard & Poor's 500 Index. We determine the grant date fair value of these RPUs using a Monte Carlo model and recognize compensation expense (less estimated forfeitures) ratably over the vesting period, based on the number of awards expected to be earned. There is no expected dividend yield as units earn dividend equivalents.

The weighted-average assumptions used in our Monte Carlo models for each award year were as follows:

		2025		2024		2023
Risk-free interest rate		3.86 %		4.43 %		3.89 %
Expected volatility		28.39 %		27.02 %		30.23 %
Weighted-average fair value of units granted	$	94.38	$	156.73	$	198.78
Share payout		98.13 %		101.92 %		107.72 %

The following table shows LTIP RPU activity during 2025:

	RPUs (in thousands)		Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2025	1,401	$	174.12
Vested	(87)		175.93
Granted	1,436		94.38
Reinvested dividends	179		N/A
Performance adjustments [1]	(576)		197.99
Forfeited / Expired	(108)		135.12
Non-vested as of December 31, 2025	2,245	$	116.17

[1] Represents the incremental performance adjustment to RPUs with a performance period ending in 2025, which vested during the year.

The fair value of each LTIP RPU is based on the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of LTIP RPUs granted during 2025, 2024 and 2023 was $94.38, $156.73 and $198.78, respectively. The total fair value of LTIP RPUs vested during 2025, 2024 and 2023 was $8, $23 and $111 million, respectively. As of December 31, 2025, there was $127 million of total unrecognized compensation cost related to non-vested LTIP RPUs. That cost is expected to be recognized over a weighted-average period of one year and nine months.

Non-qualified Stock Options

Stock options may be granted under the Plan, and must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted. On February 4, 2026, we granted a total of 4.0 million stock options to approximately 460 employees. Options were granted at an exercise price of $116.74 per share, the closing New York Stock Exchange price of our class B common stock on that date.

We grant non-qualified stock options to a limited group of eligible senior management employees annually, in which the value granted is determined as a percentage of salary. Stock option grants vest over a five-year period with approximately 20% of the award vesting at each anniversary of the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). Option grants expire 10 years after the date of the grant. Option holders may exercise their options via the payment of cash or class A common stock; new class A shares are issued upon exercise.

The following table provides an analysis of activity relating to options to purchase shares of class A common stock:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2025	1,452	$ 130.08		
Exercised	(24)	101.93		
Granted	290	95.89		
Forfeited / Expired	(42)	N/A		
Outstanding as of December 31, 2025	1,676	$ 124.55	5.06	$ 1
Options Vested and Expected to Vest	1,676	$ 124.55	5.06	$ 1
Exercisable as of December 31, 2025	1,194	$ 123.78	3.65	$ —

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used by year, and the calculated weighted-average fair values of options, are as follows:

	2025	2024	2023
Expected dividend yield	5.21 %	3.96 %	3.54 %
Risk-free interest rate	4.08 %	4.25 %	3.70 %
Expected life in years	6.11	6.13	5.93
Expected volatility	30.35 %	28.94 %	28.31 %
Weighted-average fair value of options granted	$ 18.72	$ 34.76	$ 41.08

The expected dividend yield is based on recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding. In determining this, we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics and the contractual term of the grants. Expected volatilities are based on the historical returns on our stock and the implied volatility of our publicly-traded options.

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees that allows quarterly purchases of UPS class A common stock at a discount. In 2025, shares were purchased at 95% of the NYSE closing price of UPS class B common stock on the last day of each quarterly period. Employees purchased 1.1, 0.8 and 0.7 million shares at average prices of $92.83, $130.14 and $162.34 per share, during 2025, 2024 and 2023, respectively. The plan was not considered to be compensatory as of 2025 and in the prior years, and therefore no compensation cost is incurred for the employees' purchase rights.

In November 2025, the Board of Directors approved an increase in the purchase discount from 5% to 10% starting January 2026. We expect the plan will be considered compensatory and therefore we expect to record compensation costs related to future employee purchases.

NOTE 14. SEGMENT AND GEOGRAPHIC INFORMATION

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as SCS. Global small package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export products within their geographic area. SCS comprises the results of non-reportable operating segments that do not meet the quantitative and qualitative criteria of a reportable segment as defined under ASC Topic 280.

U.S. Domestic Package

U.S. Domestic Package operations include the time-definite delivery of letters, documents and packages throughout the United States.

During the quarter ended December 31, 2024, based on a change in our management reporting structure, we began presenting our U.S. air cargo results within our U.S. Domestic Package segment. This activity was previously reported within SCS. This change aligns with how our chief operating decision maker ("CODM") reviews operating results to assess performance and allocate resources. Prior periods have been recast to conform to current presentation with no changes to consolidated results.

International Package

International Package operations include delivery to more than 200 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or destination outside the United States. We offer a wide selection of guaranteed day- and time-definite international transportation services supported by our brokerage capabilities that facilitate cross-border clearance for international shipments. International Package includes our operations in Europe, the Middle East and Africa ("EMEA"), Canada and Latin America (together "Americas") and Asia.

SCS

SCS includes our Forwarding, Logistics, digital and other businesses. Our Forwarding and Logistics businesses operate globally, offering international air and ocean freight forwarding, customs brokerage, mail services, healthcare logistics, distribution and post-sales services. Our digital businesses leverage technology to enable a range of on-demand services such as same-day delivery, end-to-end return services and integrated supply chain and high-value shipment insurance solutions.

Segment information

We consider our Chief Executive Officer to be our CODM. The CODM is responsible for setting the Company's strategic direction, managing overall operations, and is the main point of communication between the Board and key operational personnel within the organization.

The CODM utilizes operating profit as a primary measure of segment performance because it reflects the underlying business performance and provides the CODM with a basis for making resource allocation decisions. Operating profit is defined as income before investment income (expense) and other, interest expense and income tax expense.

The CODM regularly reviews segment-level expense details which include compensation, benefits and purchased transportation when assessing operating segment performance. These expense categories represent the primary metrics used by the CODM to assess segment performance. For the Domestic Package segment, compensation and benefits are evaluated separately, whereas for the International Package segment, these categories are assessed in aggregate. Beginning with the second quarter of 2025, purchased transportation expense for the U.S. Domestic Package segment was no longer provided to the CODM when assessing the operating segment's performance.

Certain expenses are allocated between the segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment, and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. There were no significant changes to our allocation methodologies in 2025 relative to 2024.

As we operate an integrated, global multimodal network, we evaluate many of our capital expenditure decisions at a network level. Accordingly, expenditures on property, plant and equipment by segment are not presented.

Segment results of operations for 2025, 2024 and 2023 were as follows (in millions):

		2025		2024		2023
U.S. Domestic Package:						
Revenue	$	59,519	$	60,376	$	60,205
Less:						
Compensation		20,966		20,839		19,818
Benefits		17,116		16,862		16,859
Other segment items[1]		17,511		18,330		18,372
U.S. Domestic Operating profit/(loss)	$	3,926	$	4,345	$	5,156
International Package:						
Revenue	$	18,576	$	17,960	$	17,831
Less:						
Compensation and benefits		4,052		3,783		3,794
Purchased transportation		3,909		3,447		3,391
Other segment items[1]		7,742		7,539		7,415
International Operating profit/(loss)	$	2,873	$	3,191	$	3,231
Reconciliation of revenue:						
Total U.S. Domestic Package and International Package Revenue	$	78,095	$	78,336	$	78,036
Other revenues[2]		10,566		12,734		12,922
Total Consolidated Revenue	$	88,661	$	91,070	$	90,958
Reconciliation of segment operating profit to income before income taxes:						
Total U.S. Domestic Package and International Package Operating profit/(loss)	$	6,799	$	7,536	$	8,387
Other profit/(loss)[2]		1,068		932		754
Other pension income (expense)		169		(396)		(95)
Investment income (expense) and other		145		236		314
Interest expense		(1,017)		(866)		(787)
Total Consolidated Income Before Income Taxes	$	7,164	$	7,442	$	8,573

[1] Other segment items include purchased transportation (applicable only to our U.S. Domestic Package segment), repairs and maintenance, depreciation and amortization, fuel, other occupancy, and allocated costs for our air network, information services, and general and administrative service expenses.

[2] Revenue and Operating profit/(loss) from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions.

Revenue by product type for 2025, 2024 and 2023 is provided in note 2.

The amounts of depreciation and amortization by reportable segment disclosed for 2025, 2024 and 2023 are included within the other segment items captions in the table below. These totals are presented after applying activity-based costing methods to allocate expenses between segments as noted above.

		2025		2024		2023
Depreciation and amortization						
U.S. Domestic Package	$	2,538	$	2,470	$	2,290
International Package		834		777		742
Other depreciation and amortization[1]		374		362		334
Consolidated Depreciation and Amortization	$	3,746	$	3,609	$	3,366

[1] Depreciation and amortization from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions.

Assets by reportable segment as of December 31, 2025 and 2024 consisted of the following (in millions):

	2025		2024	
Segment Assets				
U.S. Domestic Package	$	38,359	$	38,657
International Package		18,214		18,300
Other assets[1]		12,693		9,850
Unallocated assets[2]		3,824		3,263
Consolidated Assets	$	73,090	$	70,070

[1] Assets from segments below the quantitative thresholds are attributable to operating segments which provide supply chain solutions.

[2] Unallocated assets are comprised primarily of cash held by our centralized investment entity.

Geographic information for 2025, 2024 and 2023 is as follows (in millions):

	2025		2024		2023	
United States:						
Revenue	$	67,432	$	70,389	$	71,749
Long-lived assets	$	33,760	$	33,173	$	33,301
International:						
Revenue	$	21,229	$	20,681	$	19,209
Long-lived assets	$	15,861	$	13,304	$	13,687
Consolidated:						
Revenue	$	88,661	$	91,070	$	90,958
Long-lived assets	$	49,621	$	46,477	$	46,988

Long-lived assets include property, plant and equipment, pension and postretirement benefit assets, long-term investments, goodwill and intangible assets.

No countries outside of the United States provided 10% or more of consolidated revenue for 2025, 2024 and 2023. For 2025, 2024 and 2023, Amazon.com, Inc. and its affiliates ("Amazon") represented 10.6%, 11.8% and 11.8% of our consolidated revenues, respectively. Substantially all of this revenue was attributed to U.S. Domestic Package. Amazon accounted for approximately 13.6% and 12.8% of *Accounts receivable, net*, included within our consolidated balance sheets as of December 31, 2025 and 2024, respectively.

NOTE 15. INCOME TAXES

The income tax expense (benefit) for 2025, 2024 and 2023 consists of the following (in millions):

	2025	2024	2023
Current:			
U.S. Federal	$ 970	$ 1,093	$ 1,012
U.S. State and Local	113	172	195
Non-U.S.	517	410	459
Total Current	1,600	1,675	1,666
Deferred:			
U.S. Federal	(26)	38	150
U.S. State and Local	7	(30)	20
Non-U.S.	11	(23)	29
Total Deferred	(8)	(15)	199
Total Income Tax Expense	$ 1,592	$ 1,660	$ 1,865

Income before income taxes includes the following components (in millions):

	2025	2024	2023
United States	$ 5,240	$ 5,839	$ 6,246
Non-U.S.	1,924	1,603	2,327
Total Income Before Income Taxes	$ 7,164	$ 7,442	$ 8,573

The table below provides the updated effective tax rate reconciliation. A reconciliation of the statutory federal income tax rate to the effective income tax rate for 2025 consists of the following (in millions, except percentages):

	2025	
	$	%
U.S. Federal Statutory Tax Rate	$ 1,505	21.0
State and Local Income Taxes, Net of Federal Income Tax Effect[1]	101	1.4
Foreign Tax Effects	168	2.4
Effect of Cross-Border Tax Laws, Net of Related Credits	(68)	(0.9)
Tax Credits	(90)	(1.3)
Changes in Valuation Allowances	(91)	(1.3)
Nontaxable or Nondeductible Items	45	0.6
Other Adjustments	22	0.3
Effective Income Tax Rate	$ 1,592	22.2

[1] State taxes in California, Illinois, New York, Minnesota, Florida, and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.

As previously disclosed, during 2024 and 2023, a reconciliation of the statutory federal income tax rate to the effective income tax rate consists of the following:

	2024	2023
Statutory U.S. federal income tax rate	21.0 %	21.0 %
U.S. state and local income taxes (net of federal benefit)	1.8	1.9
Non-U.S. tax rate differential	—	(0.6)
FDII and GILTI, net[1]	(1.2)	(0.9)
U.S. federal tax credits	(0.8)	(0.7)
Goodwill and other asset impairments	—	0.1
Net uncertain tax positions	0.2	(0.5)
Other	1.3	1.5
Effective income tax rate	22.3 %	21.8 %

[1]   Foreign-Derived Intangible Income ("FDII") and Global Intangible Low-Taxed Income ("GILTI").

Our effective tax rate is affected by recurring factors, such as statutory tax rates in the jurisdictions in which we operate and the relative amounts of taxable income we earn in those jurisdictions. It is also affected by discrete items that may occur in any given year, but may not be consistent from year to year.

Our effective tax rate was 22.2% in 2025, compared with 22.3% and 21.8% in 2024 and 2023, respectively, primarily due to the effects of the aforementioned recurring factors and the following discrete tax items.

2025 Discrete Items

We recorded pre-tax transformation strategy costs of $593 million during 2025. As a result, we recorded an additional income tax benefit of $141 million. This income tax benefit was generated at a higher average tax rate than the 2025 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded asset impairment charges of $201 million during 2025. As a result, we recorded an additional income tax benefit of $45 million. This income tax benefit was generated at a higher average tax rate than the 2025 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded a pre-tax loss of $19 million related to the divestiture of a business within SCS during 2025. As a result, we recorded an additional income tax benefit of $4 million. This income tax benefit was generated at a higher average tax rate than the 2025 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

We recognized an income tax benefit of $105 million related to the release of the valuation allowance on our U.S. capital loss deferred tax asset. Each quarter, we assess the available positive and negative evidence to determine whether it is more likely than not that the capital losses will be realized. As of December 31, 2024, the negative evidence of cumulative historical capital losses outweighed the limited subjective positive evidence of projections of future capital gains. Throughout 2025, we have released all of this valuation allowance as a result of net capital gains from the property sales transactions discussed in note 4.

2024 Discrete Items

We recognized an income tax benefit of $159 million related to pre-tax defined benefit pension and postretirement medical plan losses of $665 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax transformation strategy costs of $322 million. As a result, we recorded an additional income tax benefit of $77 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded asset impairment charges of $108 million. As a result, we recorded an additional income tax benefit of $27 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded a pre-tax expense of $19 million in connection with a multi-employer pension plan withdrawal. As a result, we recorded an income tax benefit of $5 million. This income tax benefit was generated at a higher average tax rate than the 2024 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

We recorded a pre-tax gain of $156 million related to the divestiture of Coyote. As a result, we recorded additional income tax expense of $4 million. This income tax expense was generated at a lower average tax rate than the 2024 U.S. federal statutory tax rate due to the disposition generating capital losses for tax purposes that were not expected to be realized.

We paid $45 million in connection with the settlement of an Expense for a Regulatory Matter. We did not record any additional income tax benefit related to these expenses, which were not deductible for tax purposes.

We recorded pre-tax expense of $94 million in connection with a One-Time Payment for International Regulatory Matter. We did not record any additional income tax benefit related to these expenses which are not deductible for tax purposes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax expense of $22 million and increased our effective tax rate by 0.3%.

2023 Discrete Items

We recorded pre-tax transformation strategy costs of $435 million. As a result, we recorded an additional income tax benefit of $102 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recognized an income tax benefit of $85 million related to pre-tax defined benefit pension and postretirement medical benefit plan losses of $359 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded goodwill and indefinite-lived intangible asset impairment charges of $236 million. As a result, we recorded an additional income tax benefit of $43 million. This income tax benefit was generated at a lower average tax rate than the 2023 U.S. federal statutory tax rate due to certain impairment charges not being deductible for tax purposes.

We recorded a pre-tax expense of $61 million in connection with a one-time compensation payment made during the year. As a result, we recorded an additional income tax benefit of $15 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

Other Items

Beginning in 2012, we were granted a tax incentive for certain of our non-U.S. operations. In 2022, the tax incentive was renegotiated and extended through December 31, 2026. The tax incentive was conditional upon our meeting specific employment and investment thresholds. We exited this tax incentive effective January 1, 2025. The impact of this tax incentive decreased non-U.S. tax expense by $24 and $15 million (increased diluted earnings per share by $0.03 and $0.02) for 2024 and 2023, respectively.

Deferred income tax assets and liabilities are comprised of the following as of December 31, 2025 and 2024 (in millions):

	2025	2024
Fixed assets and capitalized software	$ (5,938)	$ (5,914)
Operating lease right-of-use assets	(950)	(943)
Other	(764)	(612)
Deferred tax liabilities	(7,652)	(7,469)
Pension and postretirement benefits	1,433	1,474
Loss and credit carryforwards	241	308
Insurance reserves	683	646
Accrued employee compensation	356	352
Operating lease liabilities	1,018	1,021
Other	455	367
Deferred tax assets	4,186	4,168
Deferred tax assets valuation allowance	(84)	(182)
Deferred tax asset (net of valuation allowance)	4,102	3,986
Net deferred tax asset (liability)	$ (3,550)	$ (3,483)
Amounts recognized in our consolidated balance sheets:		
Deferred tax assets	$ 140	$ 112
Deferred tax liabilities	(3,690)	(3,595)
Net deferred tax asset (liability)	$ (3,550)	$ (3,483)

The valuation allowance decreased by $98 million, increased by $63 million, and decreased by $4 million during 2025, 2024 and 2023, respectively.

During 2025, we utilized $379 million of U.S. capital loss carryforwards to offset current year net realized capital gains. We have no remaining U.S. federal capital loss carryforwards as of December 31, 2025.

Further, we have U.S. state and local operating loss and credit carryforwards as follows (in millions):

	2025	2024
U.S. state and local operating loss carryforwards	$ 976	$ 1,043
U.S. state and local credit carryforwards	$ 66	$ 47

The U.S. state and local operating loss carryforwards and credits will begin to expire on various dates ranging from 2026 to indefinitely. We also have non-U.S. loss carryforwards of $580 million as of December 31, 2025, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain U.S. state and non-U.S. carryforwards due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions.

The undistributed earnings and profits ("E&P") of certain foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. state and local taxes and withholding taxes payable in various jurisdictions. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The following table summarizes the activity related to our uncertain tax positions (in millions):

	Tax	Interest	Penalties
Balance as of January 1, 2023	$ 533	$ 104	$ 4
Additions for tax positions of the current year	26	—	—
Additions for tax positions of prior years	147	37	1
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(164)	(24)	(1)
Settlements during the period	(47)	(9)	—
Lapses of applicable statute of limitations	(3)	—	—
Balance as of December 31, 2023	492	108	4
Additions for tax positions of the current year	33	—	—
Additions for tax positions of prior years	52	33	—
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(81)	(11)	(1)
Settlements during the period	(33)	(5)	—
Lapses of applicable statute of limitations	(16)	(3)	—
Balance as of December 31, 2024	447	122	3
Additions for tax positions of the current year	20	1	—
Additions for tax positions of prior years	43	41	—
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(42)	(7)	—
Settlements during the period	(15)	(2)	—
Lapses of applicable statute of limitations	(1)	—	—
Balance as of December 31, 2025	$ 452	$ 155	$ 3

The total amount of gross uncertain tax positions as of December 31, 2025, 2024, and 2023 that, if recognized, would affect the effective tax rate was $439, $430, and $492 million, respectively. Our continuing policy is to recognize interest and penalties associated with income tax matters as a component of income tax expense.

We file income tax returns in the U.S. federal jurisdiction, most U.S. state and local jurisdictions, and many non-U.S. jurisdictions. We have substantially resolved all U.S. federal income tax matters for tax years prior to 2016.

The following table provides cash taxes paid for income taxes, net of refunds for the year 2025:

	2025
U.S. Federal	$ 1,329
U.S. State and Local	157
Non-U.S.	
Canada	106
Other	320
Total Non-U.S.	$ 426
Total cash paid for income taxes (net of refunds)	$ 1,912

NOTE 16. EARNINGS PER SHARE

The earnings per share amounts are the same for class A and class B common shares as the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	2025	2024	2023
Numerator:			
Net income attributable to common shareowners	$ 5,572	$ 5,782	$ 6,708
Denominator:			
Weighted-average shares	848	854	855
Vested portion of restricted shares	1	1	4
Denominator for basic earnings per share	849	855	859
Effect of Dilutive Securities:			
Restricted performance units and contingent shares[1]	1	1	1
Denominator for diluted earnings per share	850	856	860
Basic Earnings Per Share	$ 6.56	$ 6.76	$ 7.81
Diluted Earnings Per Share	$ 6.56	$ 6.75	$ 7.80

[1] Contingent shares relate to MIP awards that may be settled in cash or class A common stock at the employees' election - see note 13.

Diluted earnings per share for 2025, 2024 and 2023 exclude the effect of 1.4, 0.5 and 0.3 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

NOTE 17. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management Policies

Changes in fuel prices, interest rates and foreign currency exchange rates impact our results of operations and we actively monitor these exposures. Where deemed appropriate, to manage the impact of these exposures on earnings and/or cash flows, we may enter into a variety of derivative financial instruments. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Credit Risk Management

The forward contracts, swaps and options discussed below contain an element of risk that the counterparties may be unable to meet the terms of the agreements. We seek to minimize such risk exposures for these instruments by limiting the counterparties to banks and financial institutions that meet established credit guidelines. We may further manage credit risk through the use of bilateral collateral provisions and/or early termination rights utilizing master netting arrangements, whereby cash is exchanged based on the net fair value of derivatives associated with each counterparty when positions exceed $250 million.

As of December 31, 2025 and 2024, we did not hold any cash collateral and no collateral was required to be posted with our counterparties.

Types of Hedges

Commodity Risk Management

The fuel surcharges that we apply in our domestic and international package businesses are the primary means we employ to reduce the risk of adverse fuel price changes on our business. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services.

Foreign Currency Risk Management

To protect against the reduction in value of forecasted foreign currency cash flows from our international package business, we maintain a foreign currency cash flow hedging program. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We generally designate and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue.

We may also hedge portions of our anticipated cash settlements of principal and interest on certain foreign currency denominated debt. We generally designate and account for these contracts as cash flow hedges of forecasted foreign currency denominated transactions.

We hedge our net investment in certain foreign operations with foreign currency denominated debt instruments.

Interest Rate Risk Management

We may use a combination of derivative instruments to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing.

We generally designate and account for interest rate swaps that convert fixed-rate interest payments into floating-rate interest payments as fair value hedges of the associated debt instruments. We designate and account for interest rate swaps that convert floating-rate interest payments into fixed-rate interest payments as cash flow hedges of the forecasted payment obligations.

We may periodically hedge the forecasted fixed-coupon interest payments associated with anticipated debt offerings by using forward starting interest rate swaps, interest rate locks or similar derivatives.

Outstanding Positions

As of December 31, 2025 and 2024, the notional amounts of our outstanding derivative positions were as follows (in millions):

		2025	2024
Currency hedges:			
Euro	EUR	2,764	3,222
British Pound Sterling	GBP	410	536
Canadian Dollar	CAD	1,574	1,623
Hong Kong Dollar	HKD	4,317	4,160
Chinese Renminbi	CNH	6,743	6,065

As of December 31, 2025 and 2024, we had no outstanding commodity hedge positions.

Balance Sheet Recognition

The following table indicates the location in our consolidated balance sheets where our derivative assets and liabilities have been recognized, the fair value hierarchy level applicable to each derivative type and the related fair values of those derivatives.

We have master netting arrangements with substantially all of our counterparties giving us the right of offset for our derivative positions. However, we have not elected to offset the fair value positions of our derivative contracts recorded in our consolidated balance sheets. The columns labeled *Net Amounts if Right of Offset had been Applied* indicate the potential net fair value positions by type of contract and location in our consolidated balance sheets had we elected to apply the right of offset as of December 31, 2025 and 2024 (in millions):

Asset Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets 2025	2024	Net Amounts if Right of Offset had been Applied 2025	2024
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	$ 5	$ 157	$ —	$ 152
Foreign currency exchange contracts	Other non-current assets	Level 2	4	134	—	131
Total Asset Derivatives			$ 9	$ 291	$ —	$ 283

Liability Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets 2025	2024	Net Amounts if Right of Offset had been Applied 2025	2024
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	$ 83	$ 5	$ 78	$ —
Foreign currency exchange contracts	Other non-current liabilities	Level 2	91	3	87	—
Total Liability Derivatives			$ 174	$ 8	$ 165	$ —

Our foreign currency exchange rate and interest rate derivatives are largely comprised of over-the-counter derivatives, which are primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward prices; therefore, these derivatives are classified as Level 2.

Balance Sheet Location of Hedged Item in Fair Value Hedges

The following table indicates the amounts that were recorded in our consolidated balance sheets related to cumulative basis adjustments for fair value hedges as of December 31, 2025 and 2024 (in millions):

Line Item in our Consolidated Balance Sheets in Which the Hedged Item is Included	2025		2024	
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments
Long-term debt and finance leases	$ 279	$ 3	$ 279	$ 4

Income Statement and AOCI Recognition of Designated Hedges

The following table indicates the amount of gains and (losses) that have been recognized in our statements of consolidated income for fair value and cash flow hedges, as well as the associated gain or (loss) for the underlying hedged item for fair value hedges during 2025 and 2024 (in millions):

Location and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships	2025			2024		
	Revenue	Interest Expense	Investment Income (Expense) and Other	Revenue	Interest Expense	Investment Income (Expense) and Other
Gain or (loss) on cash flow hedging relationships:						
Interest Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	—	(6)	—	—	(5)	—
Foreign Currency Exchange Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	26	—	(1)	176	—	(1)
Total amounts of income and expense line items presented in the statement of income in which the effects of fair value or cash flow hedges are recorded	$ 26	$ (6)	$ (1)	$ 176	$ (5)	$ (1)

The following table indicates the amount of gains and (losses) that have been recognized in AOCI during 2025 and 2024 for those derivatives designated as cash flow hedges (in millions):

Derivative Instruments in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives	
	2025	2024
Foreign currency exchange contracts	(434)	389
Total	$ (434)	$ 389

As of December 31, 2025, there were $85 million of pre-tax losses related to cash flow hedges deferred in AOCI that are expected to be reclassified to income over the 12-month period ending December 31, 2026. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. The maximum term over which we are hedging exposures to the variability of cash flows is approximately 3 years.

The following table indicates the amount of gains and (losses) that have been recognized in AOCI within foreign currency translation adjustment during 2025 and 2024 for those instruments designated as net investment hedges (in millions):

Non-derivative Instruments in Net Investment Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Debt	
	2025	2024
Foreign denominated debt	$ (254)	$ 127
Total	$ (254)	$ 127

Income Statement Recognition of Non-Designated Derivative Instruments

Derivative instruments that are not designated as hedges are recorded at fair value with unrealized gains and losses reported in earnings each period. Cash flows from the settlement of derivative instruments appear in our statements of consolidated cash flows within the same categories as the cash flows of the hedged item.

We may periodically terminate interest rate swaps and foreign currency exchange forward contracts or enter into offsetting swap and foreign currency positions with different counterparties. As part of this process, we de-designate our original hedge relationship.

Amounts recorded in our statements of consolidated income related to foreign currency forward contracts not designated as hedges during 2025 and 2024 (in millions) were as follows:

Derivative Instruments Not Designated in Hedging Relationships	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income	
		2025	2024
Foreign currency exchange contracts	Investment income (expense) and other	$ (6)	$ (1)
Total		$ (6)	$ (1)

NOTE 18. TRANSFORMATION STRATEGY COSTS

We are undertaking an enterprise-wide transformation of our organization that includes various projects and initiatives, including workforce reductions and changes in processes and technology, that impact our global direct and indirect operating costs.

The table below presents Transformation Strategy Costs for 2025, 2024 and 2023 (in millions):

	2025	**2024**	**2023**
Compensation and benefits	$ 420	$ 213	$ 337
Total other expenses	173	109	98
Total Transformation Strategy Costs	$ 593	$ 322	$ 435
Income Tax Benefit from Transformation Strategy Costs [1]	(141)	(77)	(102)
After-Tax Transformation Strategy Costs	$ 452	$ 245	$ 333

[1] The income tax effects of Transformation Strategy Costs are calculated by multiplying the amount of the adjustments by the statutory tax rates applicable in each tax jurisdiction.

Compensation and benefit costs under these programs are primarily related to severance costs incurred in conjunction with reductions in our workforce. We are primarily accounting for these separations under ASC Topic 712 as they have been, or will be, carried out under a plan which provides a contractual termination benefit to impacted employees. The nature of our separation initiatives has resulted in a relatively short period of time, typically less than one year, between the point at which the separation meets the criteria for recognition as an accrual and the point at which the separation is completed.

Accruals for separation costs of $117 and $45 million were included in other current liabilities in our consolidated balance sheets as of December 31, 2025 and 2024, respectively. During 2025, we made payments of $315 million and recognized additional separation costs of $387 million. An additional $25 million of separation costs is expected to be incurred for the remaining participants in our voluntary separation programs over the employees' remaining term of service through the third quarter of 2026.

Other costs incurred in furtherance of our transformation strategy are primarily related to fees paid to outside professional service providers and are not incurred as a result of restructuring, exit or disposal activities and, as period costs, do not give rise to restructuring, exit or disposal liabilities.

As previously announced, we intend to offer a voluntary separation program to full-time drivers in the United States. At this time we are unable to estimate the full impact of this program on our consolidated financial position, results of operations or cash flows. However, we expect to incur costs associated with separation benefits provided under the program. We will also continue to monitor the impact of these uncertainties on our projected benefit obligation in accordance with ASC Topic 715.

Transformation Strategy Costs during the periods presented related to our Transformation 1.0, Transformation 2.0, Fit to Serve and *Network Reconfiguration* and *Efficiency Reimagined* programs. Total costs by program are shown in the table below (in millions):

	2025	2024	2023
Transformation Strategy Costs:			
Transformation 1.0	$ —	$ —	$ 13
Transformation 2.0			
Spans and layers	—	—	86
Business portfolio review	(18)	29	84
Financial systems	55	54	36
Other initiatives	—	—	4
Transformation 2.0 total	37	83	210
Fit to Serve	47	204	212
Network Reconfiguration and Efficiency Reimagined	509	35	—
Total Transformation Strategy Costs	$ 593	$ 322	$ 435

Transformation 1.0: Transformation 1.0 was a fundamental change in our operating model, moving certain functions from a decentralized operating model to a centralized model, leveraging third-party offshore resources to supplement internal resources. We completed Transformation 1.0 in 2023.

Transformation 2.0: Based on a number of factors including evaluating efficiencies previously gained, and in connection with changes in 2020, we identified and reprioritized certain then-current and future investments, including additional investments in our workforce, portfolio of businesses and technology (such projects, collectively, "Transformation 2.0"). Specifically, we identified opportunities to reduce spans and layers of management, began a review of our business portfolio and identified opportunities to invest in certain technologies, including financial reporting and certain schedule, time and pay systems, to reduce global indirect operating costs, provide better visibility, and reduce reliance on legacy systems and coding languages. Costs associated with Transformation 2.0 have primarily consisted of compensation and benefit costs related to reductions in our workforce and fees paid to third-party consultants. As of December 31, 2025, this initiative has now completed and we incurred total costs of $835 million, including $37 million in 2025.

Fit to Serve: In 2023, a number of factors, including macroeconomic headwinds and volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters, contributed to volume declines in our U.S. Domestic Package business. In addition, our International Package and SCS businesses were also negatively impacted by a number of challenging macroeconomic conditions during 2023. In response to these factors, we undertook our Fit to Serve initiative with the intent to right-size our business to create a more efficient operating model that was more responsive to market dynamics through a workforce reduction of approximately 14,000 positions and create a more efficient operating model to enhance responsiveness to changing market dynamics. As of December 31, 2025, this initiative has now completed, and we incurred total costs of $463 million, including $47 million in 2025.

Network Reconfiguration and *Efficiency Reimagined:* Our Network of the Future initiative is intended to enhance the efficiency of our network through automation and operational sort consolidation in our U.S. Domestic network. In connection with our strategic execution of planned volume declines from our largest customer, we began our *Network Reconfiguration* initiative, which is an expansion of Network of the Future and has led and will continue to lead to consolidations of our facilities and workforce as well as an end-to-end process redesign. We launched our *Efficiency Reimagined* initiatives to undertake the end-to-end process redesign effort which will align our organizational processes to the network reconfiguration. We reduced our operational workforce by approximately 48,000 positions, including 15,000 fewer seasonal positions and closed daily operations at 93 leased and owned buildings, 85 of which have been permanently closed during 2025. We continue to review expected changes in volume in our integrated air and ground network to identify additional buildings for closure. As of December 31, 2025, we have incurred program costs of $544 million, including $509 million in 2025.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal control over financial reporting for United Parcel Service, Inc. and its subsidiaries (the "Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2025. The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries as of December 31, 2025 and the related statements of consolidated income, consolidated comprehensive income and consolidated cash flows for 2025, has issued an attestation report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 17, 2026

Item 9B.   *Other Information*

Insider Trading Arrangements and Policies

    None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

    Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*
Information about our Executive Officers

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
Carol B. Tomé Chief Executive Officer	69	Chief Executive Officer (2020 - present), Chief Financial Officer, The Home Depot, Inc. (2001 - 2019).
Norman M. Brothers, Jr. Executive Vice President; Chief Legal and Compliance Officer and Corporate Secretary	58	Chief Legal and Compliance Officer and Corporate Secretary (2020 - present), Senior Vice President, General Counsel and Corporate Secretary (2016 - 2020).
Nando Cesarone Executive Vice President; President, U.S.	54	President, U.S. (2020 - present), President, UPS International (2018 - 2020), Europe Region Manager (2016 - 2018).
Brian Dykes Executive Vice President; Chief Financial Officer	48	Chief Financial Officer (2024 - present), Senior Vice President, Global Finance and Planning (2023 – 2024), Senior Vice President, Treasury and Global Capital Markets (2020 – 2023), Vice President, Mergers & Acquisitions (2016 – 2020).
Darrell Ford Executive Vice President; Chief Human Resources Officer	61	Chief Human Resources Officer (2021 - Present), Chief Human Resources Officer, DuPont (2018 - 2020), Chief Human Resources Officer, Xerox Corporation (2015 - 2018).
Matt Guffey Executive Vice President; Chief Commercial and Strategy Officer	47	Chief Commercial and Strategy Officer (2024 - present), Senior Vice President, Global Strategy (2020 - 2023), President, Corporate Strategy (2020), Marketing Department Manager (2019 - 2020), Product Senior Director (2016 - 2018).
Kate M. Gutmann Executive Vice President; President International, Healthcare and Supply Chain Solutions	57	President International, Healthcare and Supply Chain Solutions (2022 - present), Chief Sales and Solutions Officer, Executive Vice President, UPS Global Healthcare (2020 - 2022), Chief Sales and Solutions Officer; Senior Vice President The UPS Store and UPS Capital (2017 - 2019).
Bala Subramanian Executive Vice President; Chief Digital and Technology Officer	54	Chief Digital and Technology Officer (2022 - present), Chief Digital Officer, AT&T Inc. (2018 - 2022), Chief Digital Officer, Best Buy Co., Inc. (2017 - 2018).

Information about our directors will be presented under the caption "Our Board of Directors" in our definitive proxy statement for our meeting of shareowners to be held on May 7, 2026 (the "Proxy Statement") and is incorporated herein by reference.

Information about our Audit Committee will be presented under the caption "Our Board of Directors - Committees of the Board of Directors" and "Audit Committee Matters" in our Proxy Statement and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information about our policies and procedures regarding insider trading will be presented in our Proxy Statement under the caption "Corporate Governance – Insider Trading Policy" and is incorporated by reference herein.

Item 11. *Executive Compensation*

Information about our board and executive compensation will be presented under the captions "Our Board of Directors - Director Compensation" and "Executive Compensation" in our Proxy Statement and is incorporated herein by reference.

Information about our policies and procedures regarding the timing of equity incentive awards in relation to the disclosure of material, non-public information will be presented in our Proxy Statement under the caption "Other Compensation and Governance Policies - Equity Grant Practices" and is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership will be presented under the caption "Ownership of Our Securities - Securities Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

Information about our equity compensation plans will be presented under the caption "Executive Compensation - Equity Compensation Plans" in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about transactions with related persons will be presented under the caption "Corporate Governance - Conflicts of Interest and Related Person Transactions" in our Proxy Statement and is incorporated herein by reference.

Information about director independence will be presented under the caption "Our Board of Directors - Director Independence" in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information about aggregate fees billed to us by our principal accountant will be presented under the caption "Audit Committee Matters - Principal Accounting Firm Fees" in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Documents filed as a part of this report:*

1. *Financial Statements*.

See Item 8 for the financial statements filed with this report.

2. *Financial Statement Schedules*.

None.

3. *Exhibits*.

See the Exhibit Index below for a list of the exhibits incorporated by reference into or filed with this report.

(b) *Exhibits Required To Be Filed*

See Item 15(a) 3 above.

(c) *Financial Statement Schedules Required To Be Filed*

See Item 15(a) 2 above.

Item 16. *Form 10-K Summary*

None.

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Restated Certificate of Incorporation of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.3 to Form 8-K, filed on May 12, 2010).
3.2	—	Amended and Restated Bylaws of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K, filed on May 9, 2023).
4.1	—	Indenture dated as of December 18, 1997 (incorporated by reference to Exhibit T-3C to Form T-3 (No. 022-22295), filed on December 18, 1997) [1].
4.2	—	Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Form S-3 (No. 333-08369), filed on January 26, 1999) [1].
4.3	—	Form of First Supplemental Indenture to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 1 to Form S-3 (No. 333-08369-01), filed on March 15, 2000).
4.4	—	Second Supplemental Indenture dated as of September 21, 2001 to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended September 30, 2001).
4.5	—	Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.1 to Form S-3 (No. 333-108272), filed on August 27, 2003).
4.6	—	First Supplemental Indenture dated as of November 15, 2013 to Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.2 to Form S-3ASR (No. 333-192369), filed on November 15, 2013).
4.7	—	Second Supplemental Indenture dated as of May 18, 2017 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 18, 2017).
4.8	—	Indenture dated as of September 30, 2022, between UPS and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form S-3 (File No. 333-267664), filed on September 30, 2022).
4.9	—	Indenture dated as of September 30, 2022, between UPS and Truist Bank, as Trustee (incorporated by reference to Exhibit 4.5 to Form S-3 (File No. 333-267664), filed on September 30, 2022).
4.10	—	Form of 6.20% Senior Notes due January 15, 2038 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on January 15, 2008).
4.11	—	Form of 4.875% Senior Notes due November 15, 2040 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 12, 2010).
4.12	—	Form of 3.625% Senior Notes due October 1, 2042 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on September 27, 2012).
4.13	—	Form of Floating Rate Senior Notes due December 15, 2064 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on December 15, 2014).
4.14	—	Form of Floating Rate Senior Notes due September 15, 2065 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on September 17, 2015).
4.15	—	Form of Floating Rate Senior Notes due March 15, 2066 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on April 1, 2016).
4.16	—	Form of 2.40% Senior Notes Due November 2026 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on October 25, 2016).
4.17	—	Form of 3.40% Senior Notes Due November 2046 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on October 25, 2016).
4.18	—	Form of 1.00% Senior Notes Due November 2028 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on October 25, 2016).
4.19	—	Form of Floating Rate Senior Notes due March 15, 2067 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 31, 2017).
4.20	—	Form of 5.150% Senior Notes due 2034 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 22, 2024).
4.21	—	Form of 4.875% Senior Notes due 2033 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on February 27, 2023).

4.22	—	[Form of 1.500% Senior Notes due November 15, 2032 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 13, 2017).](#)
4.23	—	[Form of 5.050% Notes due 2053 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on February 27, 2023).](#)
4.24	—	[Form of Floating Rate Senior Notes due 2073 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 7, 2023).](#)
4.25	—	[Form of 5.500% Senior Notes due 2054 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on May 22, 2024).](#)
4.26	—	[Form of 3.050% Senior Notes due November 15, 2027 (incorporated by reference to Exhibit 4.6 to Form 8-K, filed on November 14, 2017).](#)
4.27	—	[Form of 3.750% Senior Notes due November 15, 2047 (incorporated by reference to Exhibit 4.7 to Form 8-K, filed on November 14, 2017).](#)
4.28	—	[Form of Floating Rate Senior Notes due November 15, 2067 (incorporated by reference to Exhibit 4.8 to Form 8-K, filed on November 14, 2017).](#)
4.29	—	[Form of 3.400% Senior Notes due March 15, 2029 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 15, 2019).](#)
4.30	—	[Form of 4.250% Senior Notes due March 15, 2049 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on March 15, 2019).](#)
4.31	—	[Form of 5.600% Senior Notes due 2064 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on May 22, 2024).](#)
4.32	—	[Form of 2.500% Senior Notes due September 1, 2029 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on August 16, 2019).](#)
4.33	—	[Form of 3.400% Senior Notes due September 1, 2049 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on August 16, 2019).](#)
4.34	—	[Form of 4.450% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on March 25, 2020).](#)
4.35	—	[Form of 5.200% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on March 25, 2020).](#)
4.36	—	[Form of 5.300% Senior Notes due 2050 (incorporated by reference to Exhibit 4.4 to Form 8-K, filed on March 25, 2020).](#)
4.37	—	[Form of Floating Rate Senior Notes due 2074 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 28, 2024).](#)
4.38	—	[Form of 4.650% Senior Notes due 2030 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 14, 2025).](#)
4.39	—	[Form of 5.250% Senior Notes due 2035 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on May 14, 2025).](#)
4.40	—	[Form of 5.950% Senior Notes due 2055 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on May 14, 2025).](#)
4.41	—	[Form of 6.050% Senior Notes due 2065 (incorporated by reference to Exhibit 4.4 to Form 8-K, filed on May 14, 2025).](#)
4.42	—	[Form of Floating Rate Senior Notes due 2075 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 20, 2025).](#)
4.43	—	[Description of Securities](#)
10.1	—	[Amended and Restated Restoration Savings Plan, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-K for the year ended December 31, 2022).](#)*
10.2	—	[Amendment One to the Amended and Restated Excess Coordinating Benefit Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.4 to Form 8-K, filed on June 27, 2017).](#)*

10.2(a)	—	Excess Coordinating Benefit Plan, as Amended and Restated, effective as of January 1, 2012 (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2012).*
10.3	—	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2019).*
10.3(a)	—	Stock Option Program Terms and Conditions effective as of January 1, 2012 (incorporated by reference to Exhibit 10.7(4) to the Form 10-K for the year ended December 31, 2011).*
10.4	—	Form of Deferred Compensation Plan as Amended and Restated effective January 1, 2012 (incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended December 31, 2018).*
10.4(a)	—	Amendment No. 1 to Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.7(1) to the Form 10-K for the year ended December 31, 2012).*
10.5	—	2015 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Company's definitive proxy statement filed on March 24, 2015).*
10.6	—	2018 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Company's definitive proxy statement filed on March 16, 2018).*
10.7	—	Stock Option Program Amended and Restated Terms and Conditions effective November 8, 2018 (incorporated by reference to Exhibit 10.8(b) to the Form 10-K for the year ended December 31, 2018).*
10.8	—	Key Employee Severance Plan, effective March 20, 2024 (incorporated by reference to Exhibit 10-1 to the Form 10-Q for the quarter ended March 31, 2024).*
10.9	—	Protective Covenant Agreement between UPS and Carol Tomé, dated March 11, 2020 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on March 13, 2020).*
10.10	—	Form of Protective Covenant Agreement between UPS and each of Nando Cesarone and Kate Gutmann (incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended December 31, 2020).*
10.11	—	Management Incentive Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended March 31, 2024).*
10.12	—	Protective Covenant Agreement between UPS and Bala Subramanian, dated May 24, 2022 (incorporated by reference to Exhibit 10.18 to the Form 10-K for the year ended December 31, 2022).*
10.13	—	Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10-3 to the Form 10-Q for the quarter ended March 31, 2024).*
10.14	—	2021 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Company's definitive proxy statement filed on March 29, 2021).*
10.15	—	Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective as of March 22, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2023).*
10.16	—	Stock Option Program Amended and Restated Terms and Conditions, effective March 20, 2024 (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2024).*
10.17	—	Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective as of May 7, 2025 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2025).*
10.18	—	Special Restricted Stock Unit Grant Terms and Conditions, effective as of May 7, 2025 (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended March 31, 2025).*
10.19	—	Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective as of November 5, 2025 (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2025).*
10.20	—	Stock Option Program Amended and Restated Terms and Conditions effective as of February 4, 2026.*
19	—	Insider Trading Compliance Policy (incorporated by reference to Exhibit 19 to the Form 10-K for the year ended December 31, 2024).
21	—	Subsidiaries.
23	—	Consent of Deloitte & Touche LLP.
31.1	—	Certification of the Principal Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	—	Incentive-Based Compensation Clawback Policy (incorporated by reference to Exhibit 97 to the Form 10-K for the year ended December 31, 2023).
101	—	The following financial information from the Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.
104	—	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K for the year ended December 31, 2025 is formatted in iXBRL (included as Exhibit 101).

---

(1)   Filed in paper format.

*   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, United Parcel Service, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED PARCEL SERVICE, INC.
(REGISTRANT)

By: _____/s/ CAROL B. TOMÉ_____

Carol B. Tomé
Chief Executive Officer (Principal Executive Officer)

Date: February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CAROL B. TOMÉ **Carol B. Tomé**	Chief Executive Officer (Principal Executive Officer)	February 17, 2026
/s/ BRIAN DYKES **Brian Dykes**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 17, 2026
/s/ RODNEY C. ADKINS **Rodney C. Adkins**	Director	February 17, 2026
/s/ EVA C. BORATTO **Eva C. Boratto**	Director	February 17, 2026
/s/ KEVIN CLARK **Kevin Clark**	Director	February 17, 2026
/s/ WAYNE M. HEWETT **Wayne M. Hewett**	Director	February 17, 2026
/s/ ANGELA HWANG **Angela Hwang**	Director	February 17, 2026
/s/ KATE E. JOHNSON **Kate E. Johnson**	Director	February 17, 2026
/s/ WILLIAM R. JOHNSON **William R. Johnson**	Director	February 17, 2026
/s/ FRANCK J. MOISON **Franck J. Moison**	Director	February 17, 2026
/s/ JOHN MORIKIS **John Morikis**	Director	February 17, 2026
/s/ CHRISTIANA SMITH SHI **Christiana Smith Shi**	Director	February 17, 2026
/s/ RUSSELL STOKES **Russell Stokes**	Director	February 17, 2026
/s/ KEVIN M. WARSH **Kevin M. Warsh**	Director	February 17, 2026

Reconciliation of Non-GAAP Financial Measures
(amounts in millions, except per share amounts)

	Operating Profit	
	2025	2024
GAAP	$ 7,867	$ 8,468
Transformation Strategy Costs:		
Transformation 2.0		
Business Portfolio Review	(18)	29
Financial Systems	55	54
Transformation 2.0 total	37	83
Fit to Serve	47	204
Network Reconfiguration and Efficiency Reimagined	509	35
Total Transformation Strategy Costs:	593	322
Goodwill and Asset Impairment Charges	182	108
Net Loss (Gain) on Divestiture	19	(156)
One-Time Payment for International Regulatory Matter	—	88
Expense for Regulatory Matter	—	45
Multiemployer Pension Plan Withdrawal Expense	—	19
Non-GAAP Adjusted	$ 8,661	$ 8,894

	Operating Margin	
	2025	2024
GAAP	8.9%	9.3%
Transformation Strategy Costs:		
Transformation 2.0		
Business Portfolio Review	0.0%	0.0%
Financial Systems	0.1%	0.1%
Transformation 2.0 total	0.1%	0.1%
Fit to Serve	0.1%	0.3%
Network Reconfiguration and Efficiency Reimagined	0.6%	0.0%
Total Transformation Strategy Costs:	0.8%	0.4%
Goodwill and Asset Impairment Charges	0.1%	0.2%
Net Loss (Gain) on Divestiture	0.0%	-0.2%
One-Time Payment for International Regulatory Matter	0.0%	0.1%
Expense for Regulatory Matter	0.0%	0.0%
Multiemployer Pension Plan Withdrawal Expense	0.0%	0.0%
Non-GAAP Adjusted	9.8%	9.8%

	Reconciliation of Non-GAAP Free Cash Flow	
	2025	2024
Cash flows from operating activities (GAAP)	$ 8,450	$ 10,122
Capital expenditures	(3,685)	(3,909)
Proceeds from disposals of property, plant and equipment	700	113
Other investing activities	5	(24)
Non-GAAP Free Cash Flow	$ 5,470	$ 6,302

Note: The adjustments denoted in the tables above are further described in our annual reports on Form 10-K for the years ended December 31, 2025 and 2024.

Note: We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP financial measures.

Non-GAAP adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

INVESTOR INFORMATION

ANNUAL MEETING
Our annual meeting of shareowners will be held virtually at 8 a.m. on May 7, 2026 at www. virtualshareholdermeeting.com/UPS2026. Shareowners of record as of March 09, 2026 are entitled to vote at the meeting.

GO PAPERLESS
Go paperless and sign up for e-delivery of your UPS Proxy materials. To sign up, go to icsdelivery.com/ups and select electronic delivery of proxy materials.

INVESTOR RELATIONS
You can contact our Investor Relations Department at:

UPS
55 Glenlake Parkway, NE
Atlanta, GA 30328-3474
800.877.1503 or 404.828.6059
investors.ups.com

EXCHANGE LISTING
Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

TRANSFER AGENT AND REGISTRAR
Computershare
Send notices of address changes or questions regarding account status, stock transfer, lost certificates, or dividend payments to:

Regular Mail
UPS
c/o Computershare
P.O. Box 43084
Providence, RI 02940-3084

or:

Expedited Delivery
UPS
c/o Computershare
150 Royall St., Suite 101
Canton, MA 02021

FORM 10-K
Our Annual Report on Form 10-K for the year ended December 31, 2025 forms part of the UPS 2025 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations website at investors.ups.com or at the Securities and Exchange Commission website, sec.gov. The Form 10-K also is available free of charge by calling, contacting via the website or writing to the Investor Relations Department.

UPS SHAREOWNER SERVICES
Convenient access 24 hours a day, seven days a week.

Class A Common Shareowners
www.computershare.com/ups
888.663.8325

Class B Common Shareowners
www.computershare.com/ups
800.758.4674

Calls from outside the United States: 201.680.6612
TDD for hearing impaired: 800.231.5469
TDD for non-U.S. shareowners: 201.680.6610

DIRECT STOCK PURCHASE PLAN
To make an initial purchase of UPS Class B Common Stock online, visit www.computershare.com/Investor and select "Sign up". Follow the instructions provided to get started, select a company to invest in and access the Enrollment Wizard.

Current Class B shareowners can enroll in the plan online by accessing their accounts through www.computershare.com/ups or by calling 800.758.4674.

DIVIDEND REINVESTMENT PLAN
To reinvest dividends in additional UPS shares:

Class A and B Shareowners
www.computershare.com/ups

ONLINE ACCESS TO SHAREOWNER ACCOUNT MATERIALS
Enroll in E-Communications, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, access your account at www.computershare.com/ups. After accessing your account, click the "What would you like to do" dropdown menu in the upper left of the page. Under "Holdings" click "Manage My Stock," select "My Profile," click "Update" under "E-Communications" and follow the enrollment instructions.

UPS WEBSITES
Investor Relations . . . . investors.ups.com

UPS Corporate . . . . .ups.com

Corporate Information,
Social Impact & Media Resources. . . about.ups.com

